   As Filed with the Securities and Exchange Commission on October 14, 1999

                                                     Registration No. 333-______

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _____________________

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ______________________

                           ESB Financial Corporation
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


         Pennsylvania                         6035                          25-1659846
------------------------------------------------------------------------------------------------
(State or Other Jurisdiction of    (Primary Standard Industrial    (I.R.S. Employer Incorporation
       or Organization)             Classification Code Number)         Identification No.)


                           ESB Financial Corporation
                               600 Lawrence Ave.
                        Ellwood City, Pennsylvania 16117
                                 (724) 758-5584
--------------------------------------------------------------------------------
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                            ________________________

                             Charlotte A. Zuschlag
                     President and Chief Executive Officer
                           ESB Financial Corporation
                               600 Lawrence Ave.
                        Ellwood City, Pennsylvania 16117
                                 (724) 758-5584
--------------------------------------------------------------------------------
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)


                                  Copies To:

       Raymond A. Tiernan, Esq.                   John F. Breyer, Jr., Esq.
        Kenneth B. Tabach, Esq.                    Breyer & Associates PC
 Elias, Matz, Tiernan & Herrick L.L.P.     1100 New York Avenue, N.W., Suite 700
        734 15th Street, N.W.                      Washington, D.C. 20005
        Washington, D.C. 20005                         (202) 737-7900
            (202) 347-0300

                       ________________________________

     Approximate Date of Commencement of the Proposed Sale of the Securities to the Public: As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the Merger described in the proxy statement/prospectus.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


                             CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------
 TITLE OF EACH                         PROPOSED            PROPOSED
   CLASS OF          AMOUNT            MAXIMUM             MAXIMUM            AMOUNT OF
 SECURITIES TO        TO BE            OFFERING           AGGREGATE         REGISTRATION
 BE REGISTERED    REGISTERED (1)    PRICE PER UNIT    OFFERING PRICE (2)      FEE (2)
---------------  ----------------  ----------------  --------------------  --------------
Common stock,     660,275 shares         N/A             $ 7,042,952          $  1,958
($.01 par value)


____________________
(1) This Registration Statement covers the maximum number of shares of the Registrant's common stock expected to be issued upon consummation of the merger of SHS Bancorp, Inc. with and into the Registrant, pursuant to the Agreement and Plan of Reorganization, dated as of July 21, 1999, by and between SHS Bancorp Inc. and the Registrant.

(2) The registration fee has been computed in accordance with Rule 457(f) under the Securities Act of 1933, as amended, based on $15.44, the average of the bid and ask prices for a share of common stock of SHS Bancorp, Inc., as reported on the over-the-counter market on October 13, 1999, multiplied by 846,507, the maximum number of shares of SHS Bancorp Inc. to be exchanged in the merger, including shares issuable upon the exercise of outstanding stock options, reduced by $6,027,116, the amount of cash to be paid by the Registrant for such shares.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

    ________________________________________________________________________

                               SHS BANCORP, INC.
                            One North Shore Center
                                   Suite 120
                        Pittsburgh, Pennsylvania 15212

                     ------------------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON ___________, 1999


     NOTICE IS HEREBY GIVEN that a special meeting of stockholders of SHS Bancorp, Inc. will be held on _______, 1999, at ____ .m., eastern time, at ________________________________, Pennsylvania. A proxy statement/prospectus and proxy card for the special meeting are enclosed.

     The special meeting will be held for the purpose of considering and voting upon the following matters:

     1. The approval and adoption of an agreement and plan of reorganization, dated as of July 21, 1999, by and between ESB Financial Corporation and SHS Bancorp, Inc. pursuant to which SHS Bancorp Inc. will merge into ESB Financial Corporation and each outstanding share of SHS common stock, par value $.01 per share, will be converted into the right to receive, at the election of the holder, either 1.3 shares of common stock of ESB or $17.80 in cash, subject to the election, allocation and proration procedures set forth in the reorganization agreement; and

     2. Such other business incident to the conduct of the special meeting as may properly come before the special meeting and any adjournment or postponement thereof, including, without limitation, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies in order to approve and adopt the reorganization agreement.

     The board of directors of SHS Bancorp Inc. has established _______________, 1999 as the record date for the determination of stockholders entitled to receive notice of and to vote at the special meeting and at any adjournment or postponement thereof. Only record holders of SHS Bancorp Inc. common stock as of the close of business on that date will be entitled to vote at the special meeting or any adjournment or postponement thereof.

     The board of directors unanimously recommends that you vote "For" the proposal to approve the reorganization agreement.

     It is important that your shares be represented at the special meeting. Whether or not you plan to attend the special meeting, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible.

                                   By Order of the Board of Directors,


                                   Joanne C. Wienand
                                   Secretary

Pittsburgh, Pennsylvania
________________, 1999

Important: the prompt return of proxies will save SHS Bancorp, Inc. the expense of further requests for proxies to ensure a quorum at the special meeting. Please complete, sign and date the enclosed proxy and promptly mail it in the enclosed envelope. You may revoke your proxy in the manner described in the proxy statement/prospectus at any time before it is exercised.

           Please do not send in any stock certificates at this time.

                       --------------------------------

                               SHS BANCORP, INC.
                                PROXY STATEMENT

                       --------------------------------

                    PROSPECTUS OF ESB FINANCIAL CORPORATION

                       --------------------------------


     The boards of directors of SHS Bancorp, Inc. and ESB Financial Corporation have agreed on a merger of SHS and ESB. We believe the combined company will be an effective competitor on many fronts in its Pennsylvania market area, with total assets approaching $1.1 billion and stockholders' equity of approximately $69 million. We are convinced that this merger will position our two companies to grow and flourish as the financial services business evolves and consolidates. As a result of the merger, each share of SHS common stock that you hold will be converted automatically into the right to receive either $17.80 in cash or 1.3 shares of ESB common stock, as described under "Summary-Merger Consideration" on page __________. The total consideration to all stockholders is payable 60% in ESB common stock and 40% in cash. It is intended that the exchange of ESB common stock be tax-free, except for the receipt of cash received in the transaction. On ___________, 1999, the closing price for the ESB common stock was $__________ on the Nasdaq Stock Market.

     We cannot complete the merger unless we receive the affirmative vote of at least a majority of the SHS common stock voting at the meeting. Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy card will be counted as a vote in favor of the merger.

     The date, time, and place of the meeting are as follows:

 ______________, 1999, _____ m., Eastern Time at _______________, Pennsylvania

     This document provides you with detailed information about this meeting and the proposed merger. You also can get information about our company and ESB from publicly available documents that our company and ESB have filed with Securities and Exchange Commission. We encourage you to read this entire document carefully.

     We strongly support the combination of SHS and ESB and we strongly urge that you vote in favor of the merger.

                                    Sincerely,


                                    Thomas F. Angotti
                                    President and Chief Executive Officer

     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the proxy statement/prospectus. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Savings Association Insurance Fund or any governmental agency.

                       --------------------------------

SHS's common stock is traded on the OTC Bulletin Board and ESB's common stock is traded on the Nasdaq Stock Market. The trading symbol for the SHS common stock is "SHSB." The trading symbol for the ESB common stock is "ESBF."

     This proxy statement/prospectus is dated _________, 1999 and was first mailed to SHS stockholders on _________, 1999.

                      REFERENCES TO ADDITIONAL INFORMATION

     This proxy statement/prospectus incorporates important business and financial information about ESB from documents that may not be included in or delivered with this document. You can obtain documents incorporated by reference not otherwise accompanying this proxy statement/prospectus by requesting them in writing or by telephone from ESB at the following address:

                         ESB Financial Corporation
                         600 Lawrence Avenue
                         Ellwood City, Pennsylvania 16117
                         Attention: Frank D. Martz
                         (724) 758-5584

     You will not be charged for any of these documents that you request. If you would like to request documents, please do so by ______ _____, 1999 in order to receive them before the special meeting.

     Accompanying this proxy statement/prospectus are ESB's 1998 Annual Report to Stockholders and Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

     See "Where You Can Find More Information" on page ________.

                               TABLE OF CONTENTS
                               -----------------

                                                                            Page
                                                                            ----
SUMMARY
  The Companies...........................................................
  The SHS Stockholders' Meeting...........................................
  Who Can Vote at the Special Meeting; What Vote is Required for Approval
    of the Reorganization Agreement.......................................
  The Merger..............................................................
  Merger Consideration....................................................
  Manner of Payment.......................................................
  When and How to Choose the Method of Payment for Your Shares............
  Tax Consequences for SHS Stockholders...................................
  SHS has Given ESB an Option to Purchase Shares of SHS Common Stock......
  The Directors and Officers of SHS have Entered Into a Stockholders
    Agreement with ESB to Vote for the Reorganization Agreement...........
  You have Dissenters Rights in the Merger................................
  Accounting Treatment of the Merger......................................
  Interests of SHS's Directors and Officers in the Merger that are
    Different from Your Interests.........................................
  Differences in the Rights of ESB's and SHS's Stockholders...............
  Our Reasons for the Merger..............................................
  Our Recommendation to Stockholders......................................
  The Consideration is Fair to Stockholders According to SHS's Financial
    Advisor...............................................................
  What We Need to do to Complete the Merger...............................
  Terminating the Reorganization Agreement................................
  Amending Provisions of the Reorganization Agreement.....................
COMPARATIVE COMMON STOCK PRICE AND DIVIDEND INFORMATION...................
SELECTED PRO FORMA CONSOLIDATED COMPARATIVE PER SHARE DATA................
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ESB....................
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SHS....................
FORWARD-LOOKING STATEMENTS................................................
THE SPECIAL MEETING.......................................................
  Date, Time and Place; Purpose of Special Meeting........................
  Recommendation of the SHS Board.........................................
  Who Can Vote on Matters Addressed in this Document......................
  Voting and Solicitation of Proxies......................................
  Vote Required...........................................................
  Solicitation of Proxies.................................................
THE MERGER................................................................
  Parties to the Merger...................................................
  General.................................................................
  Background of the Merger................................................
  SHS's Reasons for the Merger; Recommendation of the SHS Board of
    Directors.............................................................
  Opinion of  SHS's Financial Advisor.....................................
  SHS Stockholders Will Receive Shares of ESB Common Stock and/or Cash
    for Each SHS Share....................................................
  Procedures for Exchanging Your Stock Certificates.......................
  Interests of Directors and Officers in the Merger that are Different from Your Interests...................................................
  Management and Operations Following the Merger..........................
  Employee Matters........................................................


  Conditions to the Merger................................................
  Regulatory Approval Needed to Complete the Merger.......................
  Conduct of Business Pending the Merger..................................
  Representations and Warranties Made by ESB and SHS in the
    Reorganization Agreement..............................................
  What Happens if a Third Party Offers to Buy SHS.........................
  Waiving and Amending Provisions In, or Terminating, the Reorganization
    Agreement.............................................................
  Accounting Treatment of the Merger......................................
  Federal Income Tax Consequences for SHS Stockholders....................
  Selling the ESB Common Stock You Receive in the Merger..................
  You Have Dissenters' Rights in the Merger...............................
  Dissenters' Rights Procedures...........................................
  Who Pays for What.......................................................
  When Will the Merger be Completed.......................................
CERTAIN RELATED TRANSACTIONS..............................................
  Stock Option Agreement..................................................
  Stockholders Agreement..................................................
BENEFICIAL OWNERSHIP OF SHS COMMON STOCK BY SHS MANAGEMENT................
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS OF SHS............................................
  General.................................................................
  Operating Strategy......................................................
  Comparison of Financial Conditions......................................
  Comparison of Operating Results for the Six Months Ended June 30, 1999
    and 1998..............................................................
  Comparison of Operating Results for the Years Ended December 31, 1998
    and 1997..............................................................
  Impact of Inflation and Changing Prices.................................
  Average Balances, Interest and Yields/Cost..............................
  Rate/Volume Analysis....................................................
  Liquidity and Capital Resources.........................................
  Asset and Liability Management..........................................
  Data Processing Issues for the Year 2000................................
  Nonperforming Assets....................................................
BUSINESS OF SHS...........................................................
  General.................................................................
  Market Area.............................................................
  Lending Activities......................................................
  Delinquencies and Classified Assets.....................................
  Investment Activities...................................................
  Deposit Activities and Other Sources of Funds...........................
  Competition.............................................................
  Personnel...............................................................
  Subsidiary Activities...................................................
REGULATION OF SHS.........................................................
  General.................................................................
  Federal Regulation of Savings Associations..............................
  Savings and Loan Holding Company Regulations............................
TAXATION OF SHS...........................................................
  Federal Taxation........................................................
  State Taxation..........................................................
  Audits..................................................................
COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF ESB AND SHS...................
  Special Meetings of Stockholders........................................
  Amendment of Articles of Incorporation and Bylaws.......................


  Cumulative Voting.......................................................
  Stockholder Consent to Corporate Action.................................
  Stockholder Nominations and Proposals...................................
  Dividends...............................................................
  Removal of Directors; Number of Directors...............................
  Indemnification and Limitations of Liability of Directors And Officers..
  Provisions Affecting Business Combination and Control Share
    Acquisitions..........................................................
  Limitations on Voting Rights; Restrictions on Offers and Acquisitions...
  Preemptive Rights.......................................................
DESCRIPTION OF CAPITAL STOCK OF ESB.......................................
  General.................................................................
  Common Stock............................................................
  Preferred Stock.........................................................
LEGAL MATTERS.............................................................
EXPERTS...................................................................
STOCKHOLDER PROPOSALS FOR THE SHS 2000 ANNUAL MEETING.....................
WHERE YOU CAN FIND MORE INFORMATION.......................................
INDEX TO SHS FINANCIAL STATEMENTS.........................................
APPENDIX A   Agreement and Plan of Reorganization dated as of
               July 21, 1999..............................................   A-1
APPENDIX B   Stock Option Agreement dated as of July 21, 1999.............   B-1
APPENDIX C   Opinion of SHS's Financial Advisor...........................   C-1
APPENDIX D   Pennsylvania Business Corporation Law regarding dissenters'
               rights.....................................................   D-1

ACCOMPANYING DOCUMENTS
     "       ESB Financial Corporation's 1998 Annual Report to
               Stockholders
     "       ESB Financial Corporation's Form 10-Q for the quarter ended
               June 30, 1999

                                    SUMMARY

     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the reorganization agreement and the other documents to which we have referred you. See "Where Can You Find More Information" on page ___. Page references are included in this summary to direct you to a more complete description of the topics.

The Companies (Page __)

ESB FINANCIAL CORPORATION
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117
(724) 758-5584

     ESB is a Pennsylvania-chartered thrift holding company. ESB operates ESB Bank, F.S.B. which has 11 full-service bank offices in western Pennsylvania. At June 30, 1999, ESB had total assets of $1.0 billion, deposits of $424.7 million and stockholders' equity of $57.5 million.

SHS BANCORP, INC.
One North Shore Center
Suite 120
Pittsburgh, Pennsylvania 15212
(412) 231-0809

     SHS is a Pennsylvania-chartered thrift holding company. SHS operates Spring Hill Savings Bank, F.S.B. which has four full-service bank offices in Allegheny County, Pennsylvania. At June 30, 1999, SHS had total assets of $91.1 million, deposits of $69.6 million and stockholders' equity of $11.7 million.

The SHS Stockholders' Meeting (Page ___)

     A special meeting of SHS's stockholders will be held on ___________, 1999, at _____.m., Eastern Time, at _______________________, Pennsylvania. At the
SHS special meeting, you will be asked to:

     1. approve and adopt the reorganization agreement under which SHS will merge with and into ESB; and

     2. act on any other items that may be submitted to a vote at the special meeting, including a motion to adjourn the special meeting for the purpose of soliciting additional proxies in order to approve the merger of SHS and ESB.

Who Can Vote at the Special Meeting; What Vote is Required for Approval of the Reorganization Agreement
(Page ___)

     You can vote at the special meeting of SHS stockholders if you owned SHS common stock at the close of business on ____________, 1999. You can cast one vote for each share of SHS common stock you owned at that time. In order to approve the merger, the holders of a majority of the shares of SHS common stock voting at the special meeting must vote in favor of the merger.

     You can vote your shares by attending the special meeting and voting in person, or by completing and mailing the enclosed proxy card. You can revoke your proxy as late as the date of the meeting either by sending in a new proxy card or by attending the meeting and voting in person.

The Merger (Page ___)

     We propose to merge SHS with and into ESB. We hope to complete this merger by March 31, 2000. We have attached the agreement and plan of reorganization to this document as Appendix A. Please read the reorganization agreement. It is the legal document that governs the merger.

Merger Consideration (Page ___)

     In total, based upon the anticipated number of SHS shares outstanding (assuming currently issued options are not exercised) at the date of the merger, ESB will exchange approximately 600,000 shares of its common stock and $5.5 million in cash for all of the outstanding shares of SHS (not including cash to be paid for outstanding options to purchase SHS common stock), subject to the overall proportional cash limitations imposed by the Internal Revenue Service in order for the merger to be tax-free. Each share of SHS common stock you own will be exchanged for either $17.80 in cash or 1.3 shares of ESB common stock (which would be valued at $17.80 per share based upon the value of ESB common stock on July 20, 1999, the last trading day prior to execution of the reorganization agreement), subject to certain limitations. The total consideration to all stockholders is payable 60% in ESB common stock and 40% in cash. Because the exchange ratio for your shares of SHS common stock is fixed, except under limited circumstances, and the value of ESB's common stock has and will continue to fluctuate, the actual value of any shares of ESB common stock you may receive in the merger may be worth more or less than $17.80 per share.

Manner of Payment (Page ___)

     Shares of SHS common stock will be exchanged for either ESB common stock or cash as chosen by you, subject to certain procedures described in detail in the reorganization agreement as discussed elsewhere in this proxy statement/prospectus. (See "Allocation Procedures" on page ___.) If the merger is approved at the special meeting of SHS's stockholders, you will be sent a form on which you may specify whether you wish to receive all cash, all ESB common stock or that you make "no-election" as to receiving cash and/or ESB common stock in payment for your SHS shares. Your choice will be honored to the extent possible, but because of the overall limitation on the amount of cash and shares of ESB common stock available, whether you receive the amount of cash or stock you request will depend in part on how many other SHS stockholders submit instructions, how many choose to receive cash and how many chose to receive stock. ESB will not issue fractional shares. Instead, you will receive the value of any fractional share in cash based on a $13.69 per share value of ESB common stock. The total consideration to all stockholders is payable 60% in ESB common stock and 40% in cash.

When and How to Choose the Method of Payment for Your Shares (Page ___)

     Detailed instructions on how to choose your preferred method of payment will be sent to you if the merger is approved by the SHS stockholders. You will then have a period of approximately three weeks in which to complete the form and return it as instructed with your stock certificates. After the forms have been received and processed and the merger consideration has been determined, and all other conditions necessary to complete the merger have been satisfied, the merger will take place and you will be sent the cash and/or ESB common stock to which you are entitled.

     If you have a preference as to the form of consideration you wish to receive for your shares of SHS common stock, you should notify us on the forms that will be provided to you. Shares as to which a choice has been made will be given priority in providing such consideration over shares as to which no choice has been made.

     Neither the SHS board nor SHS's financial advisor makes any recommendation as to whether SHS stockholders should choose to receive the cash consideration or the stock consideration in the merger. You must make your own decision with respect to such choice.

Tax Consequences for SHS Stockholders (Page ___)

     For United States federal income tax purposes, your exchange of shares of SHS common stock for shares of ESB common stock generally will not cause you to have any gain or loss. You will, however, have gain in connection with any cash received.

     The requirement to complete the merger depends on our receipt of legal opinions about the federal income tax treatment of our companies and our stockholders. You should consult your own tax advisor for a full understanding of the merger's tax consequences that are particular to you.

SHS has Given ESB an Option to Purchase Shares of SHS Common Stock (Page ___)

     In connection with the reorganization agreement, SHS and ESB entered into a stock option agreement under which ESB can purchase up to 115,000 shares of SHS's common stock (14.97% of its issued and outstanding shares) at a price of $11.00 per share. ESB may only exercise the option and purchase the SHS shares
in the event certain events occur.   These events include the merger of SHS or
the sale of a substantial portion of its assets to a third party unrelated to ESB. We do not know of any event that has occurred prior to the date of the proxy statement/prospectus that would permit ESB to exercise the option. See "Certain Related Transactions-Stock Option Agreement" on page __.

The Directors and Officers of SHS have Entered into a Stockholders Agreement with ESB to Vote for the Reorganization Agreement (Page ___)

     In conjunction with the reorganization agreement and the option agreement, ESB has entered into a stockholders agreement, dated as of July 21, 1999, with each of the directors and certain officers of SHS. Pursuant to such stockholders agreement, each such director and officer of SHS has agreed, among other things, not to sell, pledge, transfer or otherwise dispose of his or her shares of SHS common stock and to vote such shares of SHS common stock in favor of the reorganization agreement. See "Certain Related Transactions-Stockholders Agreement" on page _____.

You have Dissenters' Rights in the Merger (Page ___)

     Pennsylvania law provides SHS stockholders with dissenters' rights in the merger. This means that if you comply with certain procedures under Pennsylvania law, you have the right to receive payment for your shares of SHS common stock based upon an independent determination of their value. In addition to the summary of the dissenters' rights beginning on page ______, a copy of the provisions of Pennsylvania law regarding dissenters' rights is attached to this proxy statement/prospectus as Appendix D. Failure to follow these provisions may result in a loss of your dissenters' rights.

Accounting Treatment of the Merger (Page ___)

     We will account for the merger as a "purchase." In addition, because ESB is paying more for the SHS common stock than the fair market value of SHS's net assets, ESB will record an asset called "goodwill," currently estimated to be approximately $2.7 million. ESB will write off this goodwill as an expense over approximately the next 15 years, reducing net income during that period.

Interests of SHS's Directors and Officers in the Merger that are Different from Your Interests (Page ___)

     Some of SHS's directors and officers have interests in the merger that are different from, or are in addition to, their interests as SHS stockholders. The members of our boards of directors knew about these additional interests, and considered them, when they approved the reorganization agreement and the merger. Under the terms of the reorganization agreement, the number of directors of ESB Bank will be increased by two and Guy Dille and Edward W. Preskar, each of whom currently serve as directors of SHS, will become directors of ESB Bank. In addition, upon the merger of Spring Hill Savings Bank and ESB Bank, the two remaining non-employee directors of SHS and Spring Hill Savings Bank who have not been elected to the board of directors of ESB Bank will be appointed to a newly created Spring Hill Savings Bank advisory board for a period of not less than two years. Advisory board members will receive for their services an annual retainer of $7,100 and a fee of $475 for each quarterly meeting attended.

     Thomas F. Angotti will continue to serve as president and chief executive officer and Vincent C. Ashoff will continue to serve as executive vice president and chief financial officer of Spring Hill Savings Bank following the merger of SHS with and into ESB. Upon the merger of Spring Hill Savings Bank and ESB Bank, ESB will appoint Mr. Angotti as a senior vice president of ESB and ESB Bank and Mr. Ashoff as a vice president of ESB Bank.

     After the merger, ESB will honor all existing employment agreements, severance and change in control agreements or plans of SHS and Spring Hill Savings Bank that were in effect at the time of the reorganization agreement. These include employment agreements with SHS's chief executive officer and chief financial officer, SHS's employee severance compensation plan and SHS's management recognition and development plan and stock option plan.

     See "The Merger-Interests of Directors and Officers in the Merger that are Different from Your Interests" on page __ for a more detailed discussion of the benefits and interests of SHS's directors and officers.

Differences in the Rights of ESB's and SHS's Stockholders (Page ___)

     After the merger is completed, SHS's stockholders who receive ESB common stock will become stockholders of ESB. ESB is a company governed by its existing articles of incorporation and bylaws, as well as Pennsylvania law, as is SHS. As a result, certain rights of SHS's stockholders will change. See "Comparison of the Rights of Stockholders of ESB and SHS" on page ___.

Our Reasons for the Merger (Page ___)

     SHS and ESB are proposing to merge because we believe that by combining the two companies, we can create a stronger and more diversified company that will provide significant benefits to our stockholders and customers alike and strengthen our position as a competitor in the financial services business. SHS's board of directors also believes that the transaction is financially attractive to the SHS stockholders, because it gives them the opportunity to receive a favorable price in cash or in stock. To review our reasons for the merger in greater detail, as well as how we came to agree on the merger, please see pages ___ to ___ of this document.

Our Recommendation to Stockholders (Page ___)

     The board of directors of SHS believes that the terms of the reorganization agreement are fair to, and in the best interests of, SHS and its stockholders. The SHS board unanimously recommends that you vote "FOR" the proposal to approve the reorganization agreement.

The Consideration is Fair to Stockholders According to SHS's Financial Advisor (Page ___)

     Feldman Financial Advisors, Inc., SHS's financial advisor, has delivered to the SHS board its opinion that, as of the date of this document, the merger consideration is fair to SHS stockholders from a financial point of view. See "The Merger-The Consideration is Fair to SHS's Stockholders According to SHS's Financial Advisor" on page ___.

What We Need to Do to Complete the Merger (Page ___)

     The completion of the merger depends on a number of conditions being met. See "The Merger-Conditions to the Merger" on page ___.

Terminating the Reorganization Agreement (Page ___)

     We can agree at any time to terminate the reorganization agreement without completing the merger even if SHS's shareholders have approved it. Under certain circumstances, either ESB or SHS may unilaterally terminate the reorganization agreement.

Amending Provisions of the Reorganization Agreement (Page ___)

     We can agree to amend the reorganization agreement and each of us can waive our right to require the other party to adhere to the terms and conditions of the reorganization agreement, where the law allows. However, we may not do so after you approve the reorganization agreement if the amendment or waiver reduces or changes the consideration that will be received by you. In that case, you would have to approve the amendment or waiver for it to be adopted.

            COMPARATIVE COMMON STOCK PRICE AND DIVIDEND INFORMATION

     SHS common stock is included for quotation on the OTC Bulletin Board under the symbol "SHSB," and ESB common stock is included for quotation on the Nasdaq Stock Market under the symbol "ESBF." The following table sets forth the high and low sale prices of shares of SHS common stock and ESB common stock as reported in the OTC Bulletin Board and Nasdaq Stock Market, respectively, and the quarterly cash dividends declared per share, for the periods indicated. The SHS common stock began trading on October 1, 1997.

                                            SHS Common Stock           ESB Common Stock (1)
                                      ---------------------------  ----------------------------
                                       High     Low    Dividends     High     Low    Dividends
            1997
            ----
Quarter ended March 31..............    NA       NA       NA        $11.98   $11.16   $0.074
Quarter ended June 30...............    NA       NA       NA        $13.13   $11.16   $0.074
Quarter ended September 30..........    NA       NA       NA        $17.73   $13.02   $0.082
Quarter ended December 31...........  $17.88   $14.75     --        $17.50   $14.77   $0.082

            1998
            ----
Quarter ended March 31..............  $18.00   $15.75       --      $18.19   $16.81   $0.082
Quarter ended June 30...............  $18.00   $16.00       --      $20.00   $17.44   $0.090
Quarter ended September 30..........  $16.38   $10.00   $0.065      $19.38   $15.50   $0.090
Quarter ended December 31...........  $13.00   $ 9.50   $0.065      $17.00   $15.06   $0.090

          1999
          ----
Quarter ended March 31..............  $13.25   $12.25   $0.065      $17.00   $15.25   $0.090
Quarter ended June 30...............  $12.50   $ 9.50   $0.070      $15.50   $13.13   $0.090
Quarter ended September 30..........  $16.88   $ 9.50   $0.070      $14.42   $13.00   $0.090
Quarter ended December 31
 (through _________, 1999)..........  $        $        $           $        $        $


----------------
(1) Adjusted for the 10 percent common stock dividends paid on the ESB Common Stock on August 25, 1997 and May 29, 1998.

     The following table sets forth the last reported sale price per share of ESB common stock and SHS common stock, as reported on the Nasdaq Stock Market and OTC Bulletin Board, respectively, on (i) July 20, 1999, the last business day preceding public announcement of the signing of the reorganization agreement and (ii) _________, 1999, the latest practicable trading date prior to the mailing of this proxy statement/prospectus:

                                                       Equivalent Price
                               ESB           SHS            of SHS
                           Common Stock  Common Stock  Common Stock (1)
                           ------------  ------------  ----------------
July 20, 1999............     $13.125       $11.00         $17.0625
______, 1999.............     $             $              $

---------------
(1) The equivalent prices per share of SHS common stock on July 20, 1999 and on ___________, 1999 were determined by multiplying an assumed exchange ratio of 1.3 by the closing price of ESB common stock on the relevant date.

     You should obtain current market quotations for ESB common stock and SHS common stock since the market price of ESB common stock will continue to fluctuate between the date of this document and the date on which the merger is completed and thereafter.

                               SELECTED PRO FORMA
                    CONSOLIDATED COMPARATIVE PER SHARE DATA
                                  (Unaudited)

     The following table sets forth information about earnings per share, dividends per share and book value per share, and similar information reflecting the SHS merger. You can use this table to understand how the SHS merger would have affected ESB's earnings, dividends and book value, all on a per share basis, if the merger had taken effect on the first day of the periods described below. The first item listed in each category gives you historical information relating to ESB. The information set forth below is only a summary and you should read it together with the historical financial statements and related notes contained in the annual reports and other information that ESB and SHS have either included in or attached to this document or have filed previously with the SEC. See "Where You Can Find More Information" on page ___.

     The pro forma and pro forma equivalent per share data in the following tables are presented for comparative purposes only and are not necessarily indicative of what the combined financial position or results of operations would have been had the merger been consummated during the period or as of the date for which such pro forma tables are presented.

                                        At or for the          At or for
                                       Six Months Ended     the Year Ended
                                        June 30, 1999      December 31, 1998
                                       ----------------    -----------------
Cash dividend per common share:
   ESB...............................       $ 0.18               $ 0.35
   SHS...............................       $ 0.14               $ 0.13
   ESB pro forma (1).................       $ 0.18               $ 0.35
   Per equivalent SHS share (2)......       $ 0.23               $ 0.46

Book value per common share:
   ESB...............................       $11.02               $11.60
   SHS...............................       $15.29               $14.97
   ESB pro forma (3).................       $11.20               $11.72
   Per equivalent SHS share (2)......       $14.56               $15.24

Basic earnings per common share:
   ESB...............................       $ 0.58               $ 1.12
   SHS...............................       $ 0.37               $ 0.63
   ESB pro forma (3).................       $ 0.53               $ 1.02
   Per equivalent SHS share (2)......       $ 0.69               $ 1.33

Diluted earnings per common share:
   ESB...............................       $ 0.56               $ 1.08
   SH................................       $ 0.32               $ 0.99
   ESB pro forma.....................       $ 0.68               $ 1.29
   Per equivalent SHS share (2)......

-------------------------
(1) ESB pro forma cash dividends per share represent historical cash dividends declared by ESB and assumes no changes in cash dividends declared per share.
(2) Represents the ESB pro forma amounts (assuming conversion of 60% of the outstanding shares of SHS Common Stock into shares of ESB Common Stock) multiplied by 1.3 which is the assumed number of shares of ESB Common Stock to be issued for SHS Common Stock
(3) Reflects (i) estimated purchase accounting adjustments to be recorded in connection with the merger, consisting of mark-to-market valuation adjustments for assets acquired and liabilities assumed and adjustments for intangible assets established, and the resultant amortization/accretion of all such adjustments over appropriate future periods, (ii) the issuance of 599,010 shares of ESB Common Stock (assuming conversion of 60% of the outstanding shares of SHS Common Stock into shares of ESB Common Stock at an exchange ratio of 1.3), and (iii) the exclusion of 74,608 shares of unallocated SHS ESOP stock from earnings per common share calculations.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ESB

     The following tables set forth selected historical consolidated financial and other data of ESB for the five years ended December 31, 1998 and for the six months ended June 30, 1999 and 1998. The historical consolidated financial data for the six months ended June 30, 1999 and 1998 is derived from unaudited consolidated financial statements. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation at such dates and for such periods have been made. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for any interim period or the entire year ended December 31, 1999. The financial information for the five years ended December 31, 1998 of ESB is based on, and qualified in its entirety by, the consolidated financial statements of ESB, including the notes thereto, which are incorporated by reference in this proxy statement/prospectus and should be read in conjunction therewith.

                                                                                   At December 31,
                                                      At June 30,  ------------------------------------------------
                                                         1999        1998      1997      1996      1995      1994
                                                      -----------  --------  --------  --------  --------  --------
                                                                               (In Thousands)
SELECTED FINANCIAL CONDITION DATA:
Total assets........................................   $1,003,749  $972,438  $910,770  $698,735  $659,371  $637,916
Cash and cash equivalents...........................        8,395    10,303    18,947     7,284     6,794     8,926
Investment securities held-to-maturity..............           --    13,231    23,109    17,849    20,757    25,206
Investment securities available for sale............      162,783   157,010    60,990    88,687    43,932     3,206
Mortgage-backed securities held-to-maturity.........           --    50,082    67,476    75,712    91,173   307,172
Mortgage-backed securities available for sale.......      402,661   324,224   365,672   259,442   286,921   105,175
Loans receivable, net...............................      369,661   360,280   336,757   216,865   183,878   161,630
  Intangible assets (1).............................        6,567     6,869     7,471     4,475     4,841     5,453
Deposit accounts....................................      424,713   423,051   399,568   332,889   338,494   333,825
Borrowed funds......................................      510,500   480,382   435,170   309,195   259,472   246,437
Total stockholders' equity..........................       57,484    61,083    68,509    51,543    54,926    52,407


                                                    For the Six Months
                                                      Ended June 30,               For the Year Ended December 31,
                                                 ------------------------  ------------------------------------------------
                                                    1999         1998        1998      1997      1996      1995      1994
                                                 -----------  -----------  --------  --------  --------  --------  --------
                                                               (In Thousands, Except Per Share Data)
SELECTED OPERATING DATA:
 Interest income................................   $31,344      $31,724     $63,791   $55,011   $46,891   $44,357   $34,873
 Interest expense...............................    23,476       23,139      47,140    38,346    32,629    30,219    22,159
                                                   -------      -------     -------   -------   -------   -------   -------
 Net interest income............................     7,868        8,585      16,651    16,665    14,262    14,138    12,714
 Provision for loan losses......................         6           --           5       799       873        13        41
                                                   -------      -------     -------   -------   -------   -------   -------
 Net interest income after provision for loan
  losses........................................     7,862        8,585      16,646    15,866    13,389    14,125    12,673

 Non-interest income............................     1,594          801       1,939     1,075       679       772     1,011
 Non-interest expense...........................     5,949        5,312      11,067     9,510    10,535     8,962     7,364
                                                   -------      -------     -------   -------   -------   -------   -------
 Income before provision for income taxes.......     3,507        4,074       7,518     7,431     3,533     5,935     6,320
 Provision for income taxes.....................       597          976       1,517     1,984       703     1,967     2,461
                                                   -------      -------     -------   -------   -------   -------   -------
 Net income.....................................   $ 2,910      $ 3,098     $ 6,001   $ 5,447   $ 2,830   $ 3,968   $ 3,859
                                                   =======      =======     =======   =======   =======   =======   =======
Per Share data:
 Basic earnings per share (2)...................   $  0.58      $  0.56     $  1.12   $  1.02   $  0.61   $  0.81   $  0.78
 Diluted earnings per share (2).................   $  0.56      $  0.54     $  1.08   $  0.98   $  0.59   $  0.77   $  0.75
 Cash dividends per common share (2)............   $  0.18      $  0.17     $  0.35   $  0.31   $  0.71   $  0.30   $  0.25
  Tangible book value per common share (2)......   $  9.76      $ 10.57     $ 10.30   $ 10.53   $  9.97   $ 10.38   $  8.92
 Weighted average number of common shares
  outstanding (in thousands):
  Basic.........................................     5,018        5,502       5,338     5,366     4,660     4,899     4,927
  Diluted.......................................     5,159        5,760       5,569     5,552     4,793     5,116     5,160

                                                   (footnotes on following page)

                                                              At or For the Six
                                                            Months Ended June 30,      At or For the Year Ended December 31,
                                                            ---------------------   -------------------------------------------
                                                              1999         1998       1998     1997     1996     1995     1994
                                                            --------     --------   -------  -------  -------  -------  -------
PERFORMANCE RATIOS: (3)
Return on assets...........................................    0.59%        0.66%     0.63%    0.68%    0.41%    0.61%    0.68%
Return on equity...........................................    9.43         9.08      9.10     8.64     5.47     7.44     7.68
Equity to assets...........................................    6.27         7.27      6.93     7.92     7.50     8.24     8.79
Interest rate spread (4)(5)................................    1.69         1.68      1.70     1.95     1.98     1.93     1.96
Net interest margin (4)(5).................................    1.96         2.11      2.06     2.34     2.33     2.33     2.29
Interest-earning assets to interest-bearing liabilities....    1.05         1.08      1.07     1.08     1.07     1.08     1.08
Non-interest expense, exclusive of amortization of
 intangible assets, to total assets........................    1.21         1.13      1.16     1.20     2.71     1.39     1.29
Efficiency ratio (5)(6)....................................   54.09        47.66     49.13    45.56    47.98    55.40    52.72

ASSET QUALITY RATIOS:
Non-performing loans as a percent of total loans at
 end of period.............................................    1.12%        1.47%     1.31%    1.08%    1.80%    0.42%    1.31%

Non-performing assets to total assets at
 end of period (7).........................................    0.44         0.60      0.51     0.45     0.59     0.13     0.40
Allowance for loan losses to non-performing loans at
 end of period.............................................  109.80        87.56     96.67   126.43    81.02   309.26   109.08

Allowance for loan losses to total loans at
 end of period.............................................    1.23         1.29      1.26     1.36     1.46     1.29     1.43

CAPITAL AND OTHER RATIOS: (3)
Equity to assets at end of period..........................    6.27%        7.27%     6.28%    7.52%    7.38%    8.33%    8.22%
 Leverage capital..........................................   16.40        16.64     16.35    20.13    17.83    18.24    20.45
 Tangible equity to risk-weighted assets at end of
  period...................................................    6.70         6.74      6.90     6.32     6.11     6.09     6.24
 Total capital to risk-weighted assets at end of
  period...................................................   17.61        17.89     17.58    21.39    19.08    19.38    21.42
Number of full service offices at end of  period...........      11           11        11       11        9        9        9

-----------------------
(1) Represents the excess of cost over fair value of net assets acquired which consists of $6.5 million of goodwill and $51,000 of other intangibles at June 30, 1999.
(2) Per share amounts for the years ended December 31, 1994 through December 31, 1997 have been adjusted for the 10% stock dividend declared and paid in the second quarter of 1998.
(3) With the exception of end of period ratios and the efficiency ratio, all ratios are based on average monthly balances during the respective periods and are annualized where appropriate.
(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.
(5)  Interest income utilized in calculation is on a fully tax equivalent basis.
(6) Reflects adjusted operating expense (net of amortization of intangibles and the special Savings Association Insurance Fund assessment) as a percent of the aggregate of net interest income and adjusted non-interest income (excluding gains and losses on the sales of loans and securities).
(7) Non-performing assets consist of non-accrual loans, loans past due 90 days or more as to interest or principal repayment and accruing and real estate acquired through foreclosure or by deed-in-lieu thereof.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SHS

     The following tables set forth selected historical consolidated financial and other data of SHS for the five years ended December 31, 1998 and for the six months ended June 30, 1999 and 1998. The historical consolidated financial data for the six months ended June 30, 1999 and 1998 is derived from unaudited consolidated financial statements. However, such data reflect all normal, recurring adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of operations for the interim periods presented are not necessarily an indication of the results that can be expected for the entire year ending December 31, 1999. The financial information for the five years ended December 31, 1998 of SHS is based on, and qualified in its entirety by, the consolidated financial statements of SHS and subsidiary, including the notes thereto, which are incorporated by reference in this proxy statement-prospectus and should be read in conjunction therewith.

                                                      At June 30,                  At December 31,
                                                      -----------  ------------------------------------------------
                                                         1999        1998      1997      1996      1995      1994
                                                      -----------  --------  --------  --------  --------  --------
                                                                               (In Thousands)
SELECTED FINANCIAL
 CONDITION DATA:
Total assets                                            $91,173     $89,414   $88,252   $81,688   $81,656   $83,920
Loans receivable, net                                    58,403      57,306    57,925    54,789    52,526    54,888
Cash and cash equivalents                                 7,102       7,949     7,692     3,573     2,829     1,215
Mortgage-backed securities                               18,276      17,192    16,724    19,557    21,291    22,382
Investment securities                                     4,844       4,149     3,276     1,273     2,160     2,540
Deposits                                                 69,580      67,666    64,513    64,294    65,160    60,836
Collateralized mortgage obligations                          --          --     1,395     6,937     8,251     9,546
Borrowed funds                                            8,363       8,743     8,863     3,772     1,778     7,313
Total stockholders' equity                               11,745      11,600    12,015     4,840     4,441     4,212

                                                    For the Six Months
                                                      Ended June 30,               For the Year Ended December 31,
                                                 -----------  -----------  ------------------------------------------------
                                                    1999         1998        1998      1997      1996      1995      1994
                                                 -----------  -----------  --------  --------  --------  --------  --------
                                                               (In Thousands, Except Per Share Data)
SELECTED OPERATING DATA:
Interest income.................................    $3,309      $3,330      $6,660    $6,603    $6,323    $6,503    $6,386
Interest expense                                     1,828       1,896       3,753     4,036     4,155     4,460     4,663
                                                    ------      ------      ------    ------    ------    ------    ------
Net interest income.............................     1,481       1,434       2,907     2,567     2,168     2,043     1,723
Provision for loan losses.......................        27          --          20        70       239        64        61
                                                    ------      ------      ------    ------    ------    ------    ------
Net interest income after provision for
 loan losses....................................     1,454       1,434       2,887     2,497     1,929     1,979     1,662
Non-interest income.............................        47         119         175       192       968       124       202
Non-interest expense............................     1,073       1,041       2,262     1,653     2,273     1,760     1,718
                                                    ------      ------      ------    ------    ------    ------    ------
Income before income taxes and
 extraordinary item.............................       428         512         800     1,036       624       343       146
Income tax expense..............................       166         197         324       403       231       112        46
                                                    ------      ------      ------    ------    ------    ------    ------
Income before extraordinary item................       262         315         476       633       393       231       100
Extraordinary item, net of tax(1)...............        --          --          --      (562)       --        --        --
                                                    ------      ------      ------    ------    ------    ------    ------
Net income......................................    $  262      $  315      $  476    $   71    $  393    $  231    $  100
                                                    ======      ======      ======    ======    ======    ======    ======
Per Share Data:
 Book value at end of period....................    $15.29      $15.10      $14.97    $14.65       N/A       N/A       N/A
 Earnings-basic(2)..............................      0.37        0.41        0.63      0.25       N/A       N/A       N/A
 Earnings-diluted(2)............................      0.36        0.41        0.63      0.25       N/A       N/A       N/A
 Dividends paid(2)..............................      0.14          --        0.13        --       N/A       N/A       N/A
 Dividend payout ratio(2).......................        38%         --%         21%       --       N/A       N/A       N/A
Weighted average number of common
 shares outstanding (in thousands):
  Basic.........................................       715         757         756       755       N/A       N/A       N/A
  Diluted.......................................       727         757         758       755       N/A       N/A       N/A

                                                   (footnotes on following page)

                                                              At or for the Six
                                                            Months Ended June 30,      At or For the Year Ended December 31,
                                                            ---------------------   -------------------------------------------
                                                              1999         1998       1998     1997     1996     1995     1994
                                                            --------     --------   -------  -------  -------  -------  -------
PERFORMANCE RATIOS:
Return on average assets..................................     0.58%        0.72%     0.54%    0.08%    0.49%    0.28%    0.12%
Return on average equity..................................     4.49          5.16     3.86     1.10     8.54     5.31     2.40
Average equity to average assets..........................    12.91         13.88    14.00     7.66     5.68     5.18     4.88
Equity to total assets at end of period...................    12.88         14.20    12.97    13.61     5.93     5.44     5.02
Interest rate spread(3)...................................     2.88          2.79     2.83     2.83     2.50     2.32     1.89
Non-interest expense to average total assets..............     2.37          2.37     2.57     1.95     2.81     2.10     2.01

ASSET QUALITY RATIOS:
Nonaccrual and 90 days or more past due
 loans to loans receivable, net...........................     1.62%         2.70%    2.57%    1.62%    2.03%    1.43%    0.37%
Nonperforming assets to total assets                           1.08          1.75     1.70     1.09     1.41     2.10     1.55
Allowance for loan losses to total loans
   receivable                                                  0.72          0.80     0.76     0.76     0.75     0.52     0.48
Allowance for loan losses to nonperforming
   loans                                                      45.13         29.83    29.98    46.91    37.39    36.70   132.67
Net charge-offs to average loans outstanding                   0.07         (0.02)    0.03     0.08     0.19     0.10     0.26

CAPITAL RATIOS:
Leverage capital                                              12.87%        14.19%   12.93%   13.59%    5.93%    5.52%    5.13%
Tier 1 capital to total risk-weighted assets                  27.45         29.74    27.78    28.56    12.33    11.82    10.58
Total capital to total risk-weighted assets                   28.45         30.83    28.84    29.61    13.39    12.54    11.24

-----------------------
(1) Reflects losses recorded upon the extinguishment of Spring Hill Savings Bank's class C CMO bonds in 1997.

(2) Earnings per share for 1997 represents earnings from September 30, 1997, the initial date of the stock issuance.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

                           FORWARD-LOOKING STATEMENTS

     This document, the documents incorporated by reference in this document, or any other written or oral statements made by or on behalf of ESB and SHS may include forward-looking statements with respect to the financial condition, results of operations and business of ESB and SHS based on management's belief and information currently available to management. Such forward-looking statements are subject to risks, uncertainties and assumptions. Actual results may vary materially from those anticipated, estimated, projected or expected. Among the factors that may cause variations from such forward-looking statements are:

     . fluctuations in the economy, especially in the market areas of ESB and SHS;

     .  changes in the interest rate environment;

     . ESB's ability to realize anticipated cost savings or revenue enhancements relating to the merger;

     .  changes in the amount of merger-related expenses;

     .  changes in real estate values;

     .  issues related to the Year 2000 computer problem;

     .  the continued growth of the markets in which ESB and SHS operate; and

     .  the enactment of legislation impacting ESB.

     Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of ESB and SHS. Additional information with respect to factors that may cause the results to differ materially from those contemplated by such forward-looking statements is included in ESB's current and subsequent filings with the SEC.


                              THE SPECIAL MEETING

     Date, Time and Place; Purpose of Special Meeting. This document and the accompanying proxy card are being furnished to you in connection with solicitation of proxies by the SHS board of directors to be used at the special meeting. The special meeting is scheduled to be held on________, 1999, at _____ .m., eastern time, at ____________, Pennsylvania. At the special meeting, SHS stockholders will be asked to vote upon:

     . a proposal to approve and adopt the reorganization agreement under which SHS will merge with and into ESB; and

     . other matters properly brought before the special meeting. As of the date hereof, the board knows of no business that will be presented for consideration at the special meeting, other than matters described in this document.

     You are requested to complete, sign and date the accompanying proxy card and return it promptly in the enclosed postage-paid, addressed envelope. You should not forward any stock certificates with your proxy cards.

     Recommendation of the SHS Board. The SHS board of directors has unanimously approved the reorganization agreement and has determined that the terms of the merger and the reorganization agreement are fair to and in the best interests of SHS and its stockholders. The SHS board unanimously recommends that SHS's stockholders vote "FOR" approval and adoption of the reorganization agreement. See "The Merger-SHS's Reasons for the Merger; Recommendation of the SHS Board of Directors."

     Who Can Vote on Matters Addressed in this Document. The SHS board of directors has fixed the close of business on _______________, 1999, as the record date for determining which stockholders are entitled to receive notice of and to vote at the special meeting. Only holders of record of SHS common stock at the close of business on the record date are entitled to receive notice of and to vote at the special meeting.

     Voting and Solicitation of Proxies. Each record holder of SHS common stock is entitled to cast one vote for each share of SHS common stock owned. The presence in person or by proxy of the holders of at least a majority of the outstanding shares of SHS common stock on the record date is necessary to constitute a quorum at the special meeting.

     The shares of SHS common stock represented by properly executed proxies received at or prior to the special meeting and not subsequently revoked prior to the vote at the special meeting will be voted as directed in such proxies.
If instructions are not given, shares represented by properly executed proxies will be voted for approval and adoption of the reorganization agreement. If any other matters incident to the conduct of the special meeting are properly brought before the special meeting for consideration, including a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies or otherwise, shares represented by properly executed proxies will be voted in the discretion of the persons named in the proxy card enclosed herewith in accordance with their best judgment. However, no proxy which is voted against the proposal to approve the reorganization agreement will be voted in favor of any adjournment of the special meeting to solicit further proxies for such proposal.

     Any holder of SHS common stock who has executed and delivered a proxy may revoke it at any time before it is voted by attending the special meeting and voting in person, by giving timely notice of revocation in writing, or by submitting a signed proxy card bearing a later date to the Secretary of SHS at One North Shore Center, Suite 120, Pittsburgh, Pennsylvania 15212. In order to be timely, the notice or proxy card must actually be received by SHS before the vote of SHS stockholders.

     If you are an SHS stockholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to vote your shares at the special meeting in person. Examples of such additional documents include an omnibus proxy, confirming your ownership of shares.

     Vote Required. The affirmative vote of at least a majority of the votes cast by holders of SHS common stock entitled to be voted at the special meeting is required in order to approve and adopt the reorganization agreement. Under Pennsylvania law, only votes cast in favor of or against a proposal count as being voted on the proposal. Therefore, abstentions and brokers non-votes will have no effect on the voting on the reorganization agreement. As of the record date, there were a total of ______________ shares of SHS common stock outstanding. Each share of SHS common stock is entitled to one vote.

     As of the record date, SHS's directors and executive officers and their affiliates (six persons) had voting power with respect to an aggregate of 54,586 shares, or approximately 7.11% of the outstanding shares, of SHS common stock (exclusive of shares of SHS common stock which may be acquired upon the exercise of outstanding stock options). The directors and certain officers of SHS have signed a stockholders agreement which provides, among other things, that they will vote any shares of SHS common stock over which they have voting power in favor of the reorganization agreement. The directors and officers of SHS who signed the stockholders agreement beneficially owned 54,586 shares or 7.11% of the SHS common stock outstanding on the record date (exclusive of shares of SHS common stock which may be acquired upon the exercise of outstanding stock options).

     Solicitation of Proxies. ESB will bear all the costs and expenses that are incurred in printing and mailing this document. SHS will pay all other costs of soliciting proxies. Such solicitation will be made by mail, but also may be made by telephone or in person by the directors, officers and employees of SHS (who will receive no additional compensation for doing so). SHS has retained Morrow & Co., Inc., a proxy solicitation firm, to assist in such solicitation. The fee to be paid to such firm is not expected to exceed $3,000, plus reasonable out-of-pocket costs and expenses authorized by SHS. In addition, SHS will make arrangements with brokerage firms and other custodians, nominees and fiduciaries.

                                   THE MERGER

     The following information relates to matters contained in the reorganization agreement. It describes the material aspects of the merger but is not a complete description of the reorganization agreement. The reorganization agreement is attached as Appendix A. SHS stockholders are urged to read the reorganization agreement carefully.

Parties to the Merger

     ESB is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly-owned subsidiary bank, ESB Bank, F.S.B. ESB also is the parent company of PennFirst Financial Services, Inc., a Delaware corporation engaged in the management of certain investment activities on behalf of ESB, PennFirst Capital Trust I, a Delaware statutory business trust established during 1997 to facilitate the issuance of trust preferred securities to the public by ESB, and THF, Inc., a Pennsylvania corporation established to provide loan closing services and issue title insurance.

     ESB Bank is a federally chartered, FDIC-insured stock savings bank which conducts business through 11 offices in Allegheny, Beaver, Butler and Lawrence Counties, Pennsylvania. ESB Bank operates a wholly-owned subsidiary, AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of ESB.

     ESB Bank is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits. Substantially all of ESB Bank's deposits are received from residents of their principal market area and most loans are secured by properties in western Pennsylvania. In addition, ESB utilizes borrowed funds, including primarily advances from the Federal Home Loan Bank of Pittsburgh and reverse repurchase agreements to fund ESB's investment portfolio. ESB invests in securities issued by the U.S. government and agencies and other investments permitted by federal law and regulations.

     SHS, a Pennsylvania corporation, was organized in June 1997 for the purpose of becoming the holding company for Spring Hill Savings Bank, F.S.B. upon its conversion from a federal mutual savings bank to a federal stock savings bank. The mutual to stock conversion was completed on September 30, 1997 through the issuance of 819,950 shares of common stock by SHS at a price of $10.00 per share.

     Spring Hill Savings Bank, founded in 1893, is a federally chartered savings bank with four full-service offices located in Pittsburgh, Pennsylvania. It operates as a community-oriented financial institution that engages primarily in the business of attracting deposits from the general public and using those funds to originate residential mortgage loans within Spring Hill Savings Bank's primary market area. Spring Hill Savings Bank also originates multi-family,
construction, commercial real estate and consumer loans.   Most of Spring Hill
Savings Bank's depositors reside in the communities surrounding Spring Hill Savings Bank's offices and most of its loans are made to borrowers residing in Allegheny County.

General

     SHS will be merged with and into ESB, and SHS's stockholders will receive the consideration discussed under "-SHS Stockholders Will Receive Shares of ESB Common Stock and/or Cash for Each SHS Share." ESB will be the surviving corporation in the merger and will continue its corporate existence under Pennsylvania law. After the merger, the separate corporate existence of SHS will terminate. The merger is subject to the satisfaction of certain conditions, including the receipt of all necessary regulatory approvals and the approval by the requisite vote of the stockholders of SHS. See "- Conditions to the Merger."

Background of the Merger

     In September 1997, SHS converted from a mutual savings bank to a stock savings bank. Since the conversion, the board of directors and management of SHS have recognized that increased competition from traditional and nontraditional providers of financial services has fundamentally changed the environment in which traditional thrifts operate and threatens the market share held by thrifts and correspondingly their growth and income potential. Competition from these entities is aggressive and comprehensive and makes it increasingly more difficult, especially for smaller institutions such as SHS, to systematically increase shareholder value despite cost cutting and revenue enhancement efforts.

     Since May 1998, the board of directors and management of SHS have undertaken a strategic planning process that included assessing the economic, regulatory, and competitive environment in which SHS operates. These issues were examined in the context of SHS's size, financial capacity, long term technological needs, and personnel resources and their resulting impact on the enhancement of shareholder value.

     In light of these occurrences and conditions, the board of directors, in September 1998, decided to undertake a more formal study of the strategic options available to SHS. The board of directors engaged Feldman Financial Advisors, Inc. to provide business and financial advice regarding the various options for the strategic future of SHS. With the assistance of Feldman Financial and in cooperation with SHS management, the SHS board of directors considered several options for the future of SHS, including: (i) remaining independent and seeking to generate growth and added profits through acquisition and by expanding and diversifying SHS's financial services and product offerings, (ii) merging with an institution of nearly equal size, and (iii) combining with a larger bank or thrift holding company. The board reviewed each option and concluded, in light of current business conditions, SHS's particular circumstances and prospects, and the risks and expenses of expanding its products, services, and / or branch network on an independent basis, that the best interest of SHS and its shareholders should be served by exploring closely the methods of enhancing shareholder value including the possibility of combining with another institution in a sale or merger transaction.

     During this planning period, management of SHS had several informal and exploratory discussions with an out of area commercial bank that had both the financial capacity and a prior history of completing mergers. However, these discussions never progressed to any formal proposal.

     In early April 1999, a representative of ESB approached executive management of SHS, indicating that ESB was interested in meeting with a representative of SHS to discuss a possible transaction between the two companies. As a result of this indication of interest, Charlotte A. Zuschlag, president and chief executive officer of ESB, and Thomas F. Angotti, president and chief executive officer of SHS, met on April 7, 1999 in order to discuss the respective companies, the competitive challenges faced by each, consolidation within the banking industry and the possible strategic benefits of a business combination between ESB and SHS.

     SHS received a letter from ESB, dated April 26, 1999, which indicated ESB's interest in continuing to discuss a possible transaction with SHS and proposed in general terms the structure of a possible transaction and outlined certain potential plans for integrating the combined companies. The April 26th letter summarized the informal discussions that Ms. Zuschlag and Mr. Angotti had held to date. On May 5, 1999 Mr. Angotti met with the full board of directors of SHS in order to familiarize them with ESB, its business strategies, and long range goals and to discuss the April 26th letter.

     The SHS board of directors reviewed the April 26th letter and, as advised by Feldman Financial, concluded that it was a serious and significant proposal. The SHS board directed management to continue evaluation of this proposal and advised management to consult with Trent Feldman of Feldman Financial for financial purposes and with special counsel John Breyer of Breyer & Associates to determine and advise the board on its fiduciary responsibilities. It was determined that in order to evaluate the terms and conditions on which SHS could combine with a larger holding company a process would need to be implemented to assure the board that the offer was fair from a financial perspective and in the best interest of shareholders. On May 28, 1999, SHS expanded its engagement with Feldman Financial to evaluate and advise the board of directors as to the financial fairness of the ESB proposal.

     On May 28, 1999, ESB and SHS entered into a mutual confidentiality agreement and, between June 1, 1999 and June 25, 1999, ESB and SHS conducted reciprocal due diligence analysis.

     On June 23, 1999 Ms. Zuschlag met with SHS's financial advisor, Feldman Financial to discuss ESB's proposal to acquire SHS. Subsequent to the meeting and after further negotiation between the two companies and their counsel, on July 9, 1999 Ms. Zuschlag provided a letter of interest outlining the pricing and form of consideration provided for in the reorganization agreement. In this letter of interest, ESB had increased the value of its offer from the level in its April 26/th/ letter. This proposal carried with it a deadline of 5:00 p.m., July 9, 1999, for an affirmative response.

     During the period May 14th through June 24th, Feldman Financial and SHS management had contact with six other financial institutions. Some of the institutions contacted had initiated telephonic expressions of interest to SHS. Each of the six parties were determined to have the capacity to consummate a transaction with SHS and several of the parties had a history of doing merger transactions. One institution immediately expressed no interest. The five remaining institutions were provided public information for review and analysis. Feldman Financial also requested confidentiality agreements be executed and established guidelines including time requirements to submit any indication of interest indicating potential merger terms inclusive of the level and form of consideration. Feldman Financial periodically reported to the board of SHS during this period on the progress of the discussions and the extent of interest of each participant.

     By early July 1999, only one of the five remaining institutions had expressed any interest to continue exploring the possibility of a business combination with SHS. This one institution did indicate a tentative expression of interest provided in the form of a letter that was unsigned and marked draft. Feldman Financial contacted the institution and advised that it was important that the SHS receive a formal written proposal signed by the institution and not marked draft. However, the institution submitted an unsigned revised draft of its expression of interest. Both the original draft and the subsequent revised draft of the expression of interest clearly indicated that the pricing levels were preliminary indications requiring both additional due diligence and an endorsement of the board of directors. The revised draft was placed under consideration at a meeting of the board of directors of SHS on July 9, 1999. At that meeting, Trent Feldman of Feldman Financial noted to the board that the subsequent revised pricing was lower than was put forth in the initial draft and provided for a per share expression of interest at $16 in a combination of stock and cash or $17 per share in an exclusively cash exchange.

     Additionally at this meeting, Trent Feldman discussed the financial analysis of the business combination with regard to the ESB proposal presenting pro forma analysis on the balance sheet and income impact. Mr. Feldman also reviewed the various responses and expressions of interest, or lack thereof, of the other financial institutions that were contacted in the market evaluation process. After considering the advice of Feldman Financial, the board determined that the unsigned draft proposal from the other institution was not a bona fide proposal and did not want to risk the substantial likelihood of withdrawal of ESB's proposal in order to pursue further negotiations with the other interested party, which had continued to defer committing to the process of negotiating more definitive terms despite having had sufficient time to do so. Based on the relative merits of the ESB proposal, its capacity, intensity of interest, and propensity to do such transaction, a motion was made and passed to move toward negotiating a definitive agreement with ESB. Feldman Financial advised the other institution of SHS's decision to proceed with a merger transaction with another party without identifying ESB. The other institution did not respond or pursue any further discussions.

     On July 20, 1999, at a meeting of the board of directors of ESB, Ms. Zuschlag reviewed with the ESB board the reasons for, and the potential benefits of the merger; and ESB's legal counsel reviewed with the ESB board the terms of the reorganization agreement, the stock option agreement and the stockholders agreement and the transactions contemplated thereby. After a thorough discussion and consideration of the factors discussed below under "-SHS's Reasons for the Merger; Recommendation of the SHS Board of Directors," the board of directors of ESB unanimously approved the reorganization agreement and the transactions contemplated thereby and authorized the execution of the reorganization agreement, the stock option agreement and the stockholders agreement.

     On July 21, 1999, at a meeting of the board of directors of SHS, the SHS board discussed the reasons for, and potential benefits of, the merger; SHS's legal counsel reviewed the terms of the reorganization agreement, the stock option agreement and the stockholders agreement and the transactions contemplated thereby; and SHS's financial advisor made a presentation regarding the financial terms of the reorganization agreement and delivered its opinion that the merger consideration was fair, from a financial point of view, to holders of SHS common stock. After a thorough discussion and consideration of the factors discussed below under "-SHS's Reasons for the Merger; Recommendation of the SHS Board of Directors," the board of directors of SHS unanimously approved the reorganization agreement and the transactions contemplated thereby and authorized the execution of the reorganization agreement and the stock option agreement.

     The reorganization agreement, the stock option agreement and the stockholders agreement were entered into on July 21, 1999.

SHS's Reasons for the Merger; Recommendation of the SHS Board of Directors

     In the course of reaching its determination to approve the reorganization agreement, the SHS board consulted with legal counsel with respect to its legal duties and the terms of the reorganization agreement. The SHS board consulted with its financial advisor with respect to the financial aspects of the transaction and fairness of the consideration to be received by stockholders from a financial point of view, and with senior management regarding, among other things, operational matters.

     The following discussion of the information and factors considered by the SHS board is not intended to be exhaustive, but does include all material factors considered by the board. In reaching its decision to approve the reorganization agreement, the SHS board considered the following:

     . The financial terms of the transaction, including (a) the implied price (based upon ESB's market price at the time the reorganization agreement was executed) of $17.80 per share, (b) the cash component and the ability of SHS's stockholders to receive either cash or stock, and (c) the fact that the transaction will be accounted for as a purchase, rather than a pooling, which allows ESB to continue its stock repurchase program. These last two factors are viewed by SHS's financial advisor as providing greater price protection than is typically present in a pooling transaction which does not permit the use of cash and imposes certain restrictions on share repurchases by the acquiror.

     . That SHS and ESB serve contiguous market areas with similar communities and that the expanded reach of the combined company would benefit existing customers and make the combined company more attractive to potential customers.

     . That ESB offers a broader range of products and services and that the merger would provide SHS's customers with access to these products and services, including greater access to commercial loan products, without SHS having to undergo the expense of introducing them on its own.

     . The strength of ESB's management and the similarity of the commitment to the community and operating philosophies of the companies.

     . The financial condition, results of operations, cash flow, businesses and prospects of SHS. In this regard, the board analyzed the options of selling SHS or continuing on a stand-alone basis. The range of values on a sale of control basis were determined to generally exceed the present value of SHS shares on a stand-alone basis.

     . The opinion of Feldman Financial Advisors, Inc., that, as of July 21, 1999, the consideration was fair to SHS stockholders from a financial point of view.

     . The financial condition, results of operations, cash flow, businesses and prospects of ESB.

     . The current operating environment, including the continued consolidation and increasing competition in the banking and financial services industries, the prospect for further changes in these industries and the substantial investment that may be required to remain technologically competitive.

     . The other terms of the reorganization agreement, including the opportunity for SHS stockholders to receive shares of ESB common stock in a tax-free exchange for some, or possibly all, of their shares of SHS common stock.

     . The detailed financial analyses, pro forma and other information, including the anticipated effects of purchase accounting on the combined company on a prospective basis, with respect to SHS and ESB discussed by Feldman Financial Advisors, Inc., as well as the board's knowledge of SHS, ESB and their respective businesses.

     . The likelihood of the merger and related transactions being approved by the appropriate regulatory authorities. See "-Regulatory Approval Needed to Complete the Merger."

     . The board's review of the status of ESB's preparations to be Year 2000 compliant.

     In reaching its determination to approve and recommend the reorganization agreement, the SHS board did not assign any specific weights to the foregoing factors, and apart from the financial terms of the transaction, individual directors may have weighed factors differently.

     In considering the reorganization agreement, the SHS board also took into account the various expenses which would be incurred due to the merger. Although these costs may have effected the amount of the merger consideration, the SHS board still believes that the merger is in the best interests of shareholders.

     Accordingly, the SHS board unanimously recommends that SHS's stockholders vote "FOR" approval and adoption of the reorganization agreement.

Opinion of SHS's Financial Advisor

     SHS retained Feldman Financial on September 28,1998 to provide strategic financial advice to the SHS board on various matters, including the evaluation of strategic business alternatives and the potential enhancement of shareholder value. Feldman Financial was subsequently requested to act as SHS's financial advisor in connection with the merger and related matters based upon its qualifications, expertise and reputation, as well as upon its advisory relationship and familiarity with SHS. At the July 21, 1999 meeting of the SHS board, Feldman Financial delivered an oral opinion to the SHS board, which opinion was subsequently confirmed in writing, that as of such date and subject to certain considerations set forth in such opinion, the merger consideration in the reorganization agreement was fair from a financial point of view to SHS stockholders. Feldman Financial subsequently confirmed its July 21, 1999 opinion by delivery to the SHS board of a written opinion dated as of the date of this proxy statement/prospectus. In connection with its opinion dated the date of this proxy statement/prospectus, Feldman

Financial updated certain of the analyses performed in connection with the July 21, 1999 opinion and reviewed the assumptions on which such analyses were based and the factors that it considered in rendering such an opinion.

     The full text of Feldman Financial's written opinion dated as of the date of this proxy statement/prospectus, which sets forth a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix C to this document. You should read the opinion carefully and in its entirety. Feldman Financial's opinion is directed to the SHS board and addresses only the merger consideration. The opinion does not address the underlying business decision of SHS to engage in the merger and does not constitute a recommendation to you as to how to vote at the special meeting. The summary of Feldman Financial's opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinion, Feldman Financial reviewed the reorganization agreement as well as certain publicly available business and financial information relating to SHS and ESB. Feldman Financial also reviewed certain other information related to SHS and ESB, and met with the senior management of SHS and ESB to discuss the future prospects of SHS and ESB. Feldman Financial also considered certain financial and stock data of SHS and ESB and compared that data with similar data for other publicly held companies in businesses similar to those of SHS and ESB, and considered the financial terms of other merger and acquisition transactions that were recently effected. Feldman Financial also considered such other information, studies, analyses and examinations, and general financial, economic and market criteria, which it deemed relevant.

     In preparing its opinion, Feldman Financial assumed and relied upon the accuracy and completeness of all financial and other information that it received, reviewed, or discussed. With respect to certain financial forecasts, Feldman Financial assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SHS and ESB. The projections furnished to Feldman Financial and used by it in certain of its analyses were prepared by management of SHS and ESB. Neither SHS nor ESB publicly discloses internal management projections of the type provided to Feldman Financial and, as a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and accordingly, actual results could vary significantly from those set forth in such projections. Feldman Financial did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of the assets or liabilities of SHS or ESB, and was not furnished with any such appraisal or evaluation. Feldman Financial was not retained to and did not review any individual loan credit files. Feldman Financial's opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Feldman Financial did not express any opinion as to the actual value of ESB common stock when issued pursuant to the merger or the prices at which ESB common stock will trade subsequent to the merger.

     In formulating its opinion to the SHS board, Feldman Financial prepared a variety of financial and comparative analyses, including those described below. The following is a summary of the material financial analyses performed by Feldman Financial and reviewed with the SHS board in connection with its opinion dated July 21, 1999, and does not purport to be a comprehensive description of the analyses underlying Feldman Financial's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most relevant and appropriate methods of financial analyses and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description.
Accordingly, Feldman Financial believes that its analyses must be considered as a whole and selecting portions of the analyses and factors, without considering all factors and analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

     Calculation of Implied Value of Merger Consideration. Feldman Financial calculated the implied value of the merger consideration. The per share cash consideration was equivalent to $17.80 and the per share stock consideration was equivalent to $17.39 per share based upon the market price of ESB common stock of $13.375 as of July 19, 1999. Assuming an allocation of 60% of the outstanding SHS common shares receiving the stock consideration and 40% receiving the cash consideration, the implied acquisition offer value for SHS was equivalent to $17.55 per share as of July 19, 1999. The implied offer value of $17.55 per share equated to multiples for SHS of 115.9% of book value per share, 115.9% of tangible book value per share, 31.3 times last twelve months earnings per share,
26.6 times last twelve months core earnings per share, a 3.7% tangible book premium to core deposits, and a 59.6% premium to the closing market price of SHS common stock of $11.00 at July 19, 1999. These ratios were based on SHS's historical financial data as of March 31, 1999.

     Comparable Company Analysis. As part of its analysis, Feldman Financial compared certain financial performance and market valuation data of SHS with corresponding publicly available information of 16 publicly traded thrift institutions based in Pennsylvania or Ohio and with asset sizes less than $250 million (which are referred to as the small comparables): Carnegie Financial Corporation, Community Investors Bancorp, FFD Financial Corporation, First Federal Financial Bancorp, Harvest Home Financial Corp., Home City Financial Corp., Home Loan Financial Corp., Laurel Capital Group, Lenox Bancorp, Pennwood Bancorp, Peoples Financial Corporation, Peoples-Sidney Financial Corp., Prestige Bancorp, PSB Bancorp, SFSB Holding Company, and WSB Holding Company. The return on average assets for SHS was 0.47% versus the average of 0.67% for the small comparables. The return on average equity for SHS was 3.42% versus the average of 4.60% for the small comparables. SHS's ratio of total equity to assets was 12.94%, as compared to the average of 14.29% for the small comparables. SHS's ratio of nonperforming assets to total assets was 1.35% versus the average of 0.32% for the small comparables. SHS's market price to book value ratio was 71.0%, as compared to the average price to book ratio of 88.8% for the small comparables. SHS's price to tangible book ratio was 71.0%, as compared to the average price to tangible book ratio of 88.8% for the small comparables. SHS's market price to earnings per share ratio was 19.2 times, as compared to the average price to earnings ratio of 21.1 times for the small comparables. Historical financial data used in connection with the ratios provided above and below was the latest available as of March 31, 1999 and market price data was as of July 16, 1999.

     Feldman Financial also compared certain financial performance and market valuation data of ESB with corresponding publicly available information of 15 publicly traded thrift institutions based in Pennsylvania or adjacent states and with asset sizes between $500 million and $1.5 billion (which are referred to as the mid-sized comparables): Ambanc Holding Company, Camco Financial Corporation, FFY Financial Corporation, First Bell Bancorp, First Defiance Financial Corp., Flushing Financial Corporation, FMS Financial Corporation, GA Financial Inc., Hudson River Bancorp, Metropolitan Financial Corporation, Northeast Pennsylvania Financial Corp, Parkvale Financial Corporation, Progress Financial Corporation, TF Financial Corporation, and York Financial Corporation. The return on average assets for ESB was 0.60% versus the average of 0.78% for the mid-sized comparables. The return on average equity for ESB was 9.01% versus the average of 8.72% for the mid-sized comparables. ESB's ratio of total equity to assets was 6.46%, as compared to the average of 10.12% for the mid-sized comparables. ESB's ratio of nonperforming assets to total assets was 0.50% versus the average of 0.54% for the mid-sized comparables. ESB's market price to book value ratio was 108.8%, as compared to the average price to book ratio of 125.5% for the mid-sized comparables. ESB's price to tangible book value ratio was 121.8%, as compared to the price to tangible book ratio of 131.5% for the mid-sized Comparables. ESB's market price to earnings per share ratio was 12.3 times, as compared to the average price to earnings ratio of 14.5 times for the mid-sized comparables.

     Comparable Transaction Analysis. Feldman Financial reviewed publicly available information for 16 transactions that were announced after July 1, 1998 and involved acquisitions of thrifts with asset sizes less than $250 million, equity to assets ratios greater than 10.0%, and returns on average equity less than 10.0% (which are referred to as the comparable thrift transactions). The various offer price ratios analyzed were based upon information available at the time of announcement. Feldman Financial compared the ratios of price to book value, price to tangible book value, price to last twelve months earnings, price to core earnings, and tangible book premium to core deposits as offered in the comparable thrift transactions to the corresponding ratios offered in the merger to SHS. The comparable thrift transactions consisted of the following (identified by acquirer/acquiree): Union Financial Bancshares/South Carolina Community Bancshares, First Busey Corp./Eagle BancGroup, PAB Bankshares/Baxley Federal Savings Bank, Local Financial Corp./Guthrie Savings Inc., Central Bancompany/Fulton

Bancorp, Hudson River Bancorp/SFS Bancorp, Citizens Bancshares/MBLA Financial Corp., CCB Financial Corp./Stone Street Bancorp, Bremer Financial Corp./Northwest Equity Corp., NBC Capital Corp./FFBS BanCorp, CNB Bancorp/Adirondack Financial Services, Crown Group Inc./Delaware First Financial, Peoples Holding Company/Inter-City Federal Savings Bank, Capital Bank/Home Savings Bank of Siler City, Centura Banks Inc./Scotland Bancorp, and Enterprise Federal Bancorp/Security Savings Holding Company. The analysis of the comparable thrift transactions yielded the following ratios: (i) average price to book ratio of 144.5% with a range from 103.8% to 227.1% (compared with an offer ratio of 115.9% for SHS), (ii) average price to tangible book value ratio of 144.5% with a range from 103.8% to 227.1% (compared with a ratio of 115.9% for SHS), (iii) average price to earnings ratio of 26.9 times with a range of
15.3 to 58.1 times (compared with 31.3 times for SHS), (iv) average price to core earnings ratio of 23.6 times with a range of 15.3 to 35.5 times (compared with 26.6 times for SHS), (v) average tangible book premium to core deposits of 10.6% with a range from 1.9% to 23.8% (compared with 3.7% for SHS), and (vi) average offer premium to prior one-week market price of 38.2% with a range from 16.1% to 98.3% (compared with 69.5% for SHS). The acquisition transaction ratios for SHS were based on an implied offer price of $17.55 per share as of July 19, 1999.

     No company or transaction used in the comparable company or comparable transaction analyses is identical to SHS or the merger. Accordingly, an analysis of the results involves complex considerations and judgments concerning differences in financial and operating characteristics of the various companies as well as other factors that may affect trading values or announced merger values of SHS or the comparable companies.

     Pro Forma Merger Analysis. Feldman Financial performed a pro forma merger analysis, combining SHS's and ESB's balance sheet and projected earnings based upon certain assumptions provided by the management of SHS and ESB. The acquisition was assumed to be accounted for using the purchase method. This analysis indicated that the merger would be accretive to ESB's book value and earnings per share for the estimated 1999 period on a pro forma basis before the impact of nonrecurring merger-related charges. The analysis included estimates of expected cost savings resulting from the merger. The actual results achieved by ESB may vary from the estimated results and the variations may be material.

     Discounted Dividend Stream and Terminal Value Analysis. Feldman Financial performed a discounted cash flow analysis to determine a range of present values per share of SHS common stock on a trading basis, assuming SHS continued to operate as an independent company. This range was determined by adding (i) the present value of the estimated future dividend stream that SHS could generate over the five-year period from 1999 through 2003, and (ii) the present value of the terminal value of SHS common stock at the end of year 2003. The earnings projections that formed the basis for the dividends and the terminal values were based on annual growth rates of 5.0%. The terminal value of SHS common stock at the end of the period was determined by applying a range of market valuation ratios representing price to earnings multiples from 14.0 to 20.0 times and price to book ratios from 70% to 100%. The dividend stream and terminal values were discounted to present values using discount rates from 10% to 14%. Based on the above assumptions, this present value analysis yielded a market valuation range for SHS common stock of $7.37 to $12.09 per share.

     Analysis at Various Prices for ESB Common Stock. Feldman Financial reviewed the implied value of the merger consideration at assumed market prices of ESB common stock ranging from $9.00 to $18.00 per share. Based on the equivalent value of the per share stock consideration at 1.3 shares of ESB common stock and assuming a 60% proportionate value attributed to the stock consideration and 40% apportioned to the per share cash consideration of $17.80, the overall implied value of the merger consideration ranged from $14.14 to $21.16 per share at the corresponding market prices of ESB common stock. This analysis yielded a range of offer values as a multiple of earnings per share of
25.3 times to 37.8 times, a range of offer values of 93.4% to 139.8% of book value, and a range of offer premiums to prior trading market price of SHS common stock of 28.5% to 92.4%.

     In performing its analyses, Feldman Financial made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of SHS or ESB. The analyses performed by Feldman Financial are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Feldman Financial's evaluation of the fairness from a financial point of view of the merger consideration to SHS stockholders and were conducted in connection with the rendering of Feldman Financial's opinion. As described above, Feldman Financial's opinion and the information provided by Feldman Financial to the SHS board were among various factors taken into consideration by the SHS board in making its determination to approve the reorganization agreement. The merger consideration was determined through negotiations between SHS and ESB, and was approved by the entire SHS board.

     The SHS board retained Feldman Financial to act as financial advisor to SHS in connection with the merger based upon Feldman Financial's experience and expertise and its familiarity with SHS and transactions similar to the merger. As part of its business, Feldman Financial is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, initial public offerings, private placements, and recapitalizations. In the past, Feldman Financial has provided to SHS other financial advisory services for which Feldman Financial received customary fees. Over the past two years, Feldman Financial has been paid professional fees aggregating approximately $10,000 for such other financial advisory services rendered to SHS. Pursuant to a letter agreement dated May 20, 1999 between SHS and Feldman Financial, SHS has agreed to pay Feldman Financial a merger transaction advisory fee ranging from 1.00% to 1.25% of the aggregate consideration received by SHS's stockholders and optionholders, of which $60,000 has been paid and the remainder is due upon closing of the merger. The letter agreement with Feldman Financial also provides that SHS will reimburse Feldman Financial for its reasonable out-of-pocket expenses incurred in connection with its engagement and indemnify Feldman Financial and any related parties against certain expenses and liabilities, which may include certain liabilities under securities laws.

SHS Stockholders Will Receive Shares of ESB Common Stock and/or Cash for Each SHS Share

     Upon consummation of the merger, each outstanding share of SHS common stock will be converted into the right to receive, at the election of each SHS stockholder and subject to the election, allocation and proration procedures set forth in the reorganization agreement and described below, either the stock consideration or the cash consideration, in each case, as determined pursuant to the reorganization agreement. See "-Merger Consideration," "-Election
Procedures" and "-Allocation Procedures" below.   No fractional shares of ESB
common stock will be issued in connection with the merger. Instead, ESB will make a cash payment to each SHS stockholder who would otherwise receive a fractional share.

     The form of the consideration ultimately received by you will depend upon the election, allocation and proration procedures described below and the choices of other stockholders. Accordingly, no guarantee can be given that the choice of any given stockholder of SHS will be honored. In addition, because the tax consequences of receiving the cash consideration will differ from the tax consequences of receiving the stock consideration, SHS stockholders are urged to read carefully the information set forth below under "-Federal Income Tax Consequences for SHS Stockholders."

     Merger Consideration. ESB will exchange a total of approximately 600,000 shares of its common stock and pay approximately $5.5 million in cash (not including cash to be paid for outstanding options to purchase SHS common stock) for all of the outstanding shares of common stock of SHS, subject to the overall proportional cash limitations imposed by the IRS. The total number of outstanding shares represents issued and outstanding shares and any options of SHS which are exercised before the effective time of the merger. In the event that all 78,545 options currently outstanding and exercisable are exercised prior to the closing of the merger, the number of shares of ESB common stock to be issued would increase to approximately 660,000 shares and the cash consideration would increase to $6.0 million. The reorganization agreement provides that each holder of SHS common stock will be entitled to receive, at the election of the holder thereof, for each share of SHS common stock either:

     (1) 1.3 shares of ESB common stock (which is referred to as the per share stock consideration), except that cash will be paid for any remaining fractional shares, or

     (2) cash in an amount equal to $17.80 (which is referred to as the per share cash consideration).

     The total consideration to all stockholders is payable 60% in ESB common stock and 40% in cash.

     Although the per share stock consideration is fixed, it may be increased under one set of circumstances. SHS may terminate the reorganization agreement prior to the merger in the event certain ratios fall below set values during a specified time period. If SHS terminated the reorganization agreement under these circumstances, ESB would have a limited right to increase the per share stock consideration. If ESB exercised this right, the termination would be deemed not to have occurred. (The ability to terminate the reorganization agreement discussed in this paragraph is discussed further under "-Waiving and Amending Provisions In, or Terminating, the Reorganization Agreement"). The per share stock consideration, if ESB decided to exercise its right to increase it, would equal the lesser of:

     (1)  a number (rounded to the nearest one thousandth) obtained by dividing
          (A) the product of the starting price multiplied by 0.80 and 1.3, by
          (B) the average closing price, and

     (2)  a number (rounded to the nearest one thousandth) obtained by dividing
          (A) the product of the index ratio multiplied by 1.3, by (B) the ESB ratio.

     The following definitions apply for purposes of determining the possible increased per share stock consideration:

     "Average closing price" means the average closing prices of a share of ESB common stock on the Nasdaq Stock Market's National Market (as reported in The
                                                                          ---
Wall Street Journal, or if not reported therein, in another authoritative
-------------------
source) during the 20 consecutive trading days ending on the trading day prior to the determination date, rounded to the nearest whole cent.

     "Determination date" means the date on which the last required approval of a government entity is obtained with respect to the merger, without regard to any requisite waiting period in respect thereof.

     "ESB ratio" means the number obtained by dividing the average closing price by the starting price.

     "Final index value" means the average of the index values for the 20 consecutive trading days ending on the trading day prior to the determination date.

     "Index ratio" means the number obtained by (A) dividing the final index value by the index value on the starting date and (B) then subtracting 0.20.

     "Index value" means, on a given date, the index value on such date of the SNL Thrift Index, as such index is reported by SNL Securities on such date.

     "Starting date" means the last trading day immediately preceding the date of the first public announcement of entry into the reorganization agreement.

     "Starting price" means the closing price of a share of ESB common stock on the Nasdaq Stock Market's National Market (as reported in The Wall Street
                                                          ---------------
Journal, or if not reported therein, in another authoritative source) on the
-------
starting date.

     For further information concerning the historical prices of ESB common stock, see "Comparative Common Stock Price and Dividend Information." You are urged to obtain current market prices for ESB common stock in connection with voting your shares at the special meeting and making your election decision.

     Elections. At least 30 days prior to the completion of the merger, you will be sent an election form, which will permit you to elect to receive for each share of SHS common stock owned by you either (i) per share stock consideration or (ii) the per share cash consideration. If you either (i) do not submit a properly completed election form in a timely fashion or (ii) revoke your election form prior to the deadline for the submission of the election form, the shares of SHS common stock held by you will be designated "no election shares."

     Election Procedures. All elections will be required to be made on an election form. To make an effective election with respect to your shares of SHS common stock, you must, in accordance with the election form, (i) properly complete and return the letter of transmittal and election forms to the company designated by ESB to receive these materials, (ii) deliver the election form with your stock certificates representing such shares (or an appropriate guarantee of delivery of such certificates) and (iii) deliver with the election forms any other required documents, prior to the deadline for returning the letter of transmittal and election form. It is anticipated that the letter of transmittal and election forms will be mailed to you at least 30 days prior to the anticipated date on which the merger will be completed.

     The deadline for surrendering all documentation required for an effective election (the "election deadline date") will be set forth in the election instructions and will be approximately ten days prior to the anticipated date for completion of the merger, although the date may be extended by mutual agreement of ESB and SHS. In the event the reorganization agreement is terminated without the merger having been consummated, your certificates will be promptly returned by the designated agent or they will be returned to you at any time prior to consummation of the merger upon your request.

     SHS stockholders should not return their stock certificates with the enclosed proxy, and stock certificates should not be forwarded to the designated agent until a SHS stockholder has received the letter of transmittal and election form.

     If you have a particular preference as to the form of consideration to be received for your shares of SHS common stock, you should make an election because shares as to which an election has been made will be given priority in allocating such consideration over shares as to which an election is not received. Neither the SHS board nor its financial advisor makes any recommendation as to whether stockholders should elect to receive the cash consideration or the stock consideration in the merger. You must make your own decision with respect to such election, bearing in mind the tax consequences of the election you choose. See "-Federal Income Tax Consequences for SHS Stockholders."

     Even if you have no preference, it is suggested that you return your transmittal and election forms by the election deadline date, indicating that you have no preference, so that you may receive the merger consideration allocable to you promptly following consummation of the merger, rather than following completion of exchange procedures after the merger is consummated. See "Procedures for Exchanging Your Stock Certificates."

     Allocation Procedures. Your ability to elect to receive all cash is subject to a requirement that the aggregate cash consideration may not exceed $5.5 million (assuming 767,962 shares of SHS common stock are outstanding prior to the completion of the merger) based upon the overall proportional cash limitations imposed by the IRS. If the total cash elections are greater, or less, than the aggregate cash consideration, the elections will be reallocated as follows so that the resultant exchange for cash is as close as practical to the aggregate cash consideration:

     . If the cash elections total more than the aggregate cash consideration, no election shares will be converted to stock election shares. If after the conversion of the no election shares, the total cash elections are still more than the aggregate cash consideration, then on a pro rata basis, a sufficient number of shares from among the holders of cash election shares will be converted into stock election shares, so that the total cash paid equals as closely as practicable the aggregate cash consideration. This proration will reflect the proportion that the number of cash election shares of each holder of cash election shares bears to the total number of cash election shares.

     . If the cash elections total less than the aggregate cash consideration, a sufficient number of shares will be converted on a pro rata basis into cash election shares, first from among the holders of no election shares and then, if necessary, from among the holders of stock election shares, so that the total cash paid equals as closely as practicable the aggregate cash consideration. This proration will reflect the proportion that the number of stock election shares of each holder of stock election shares bears to the total number of stock election shares.

     Upon consummation of the merger, any shares of SHS common stock that are owned by SHS as treasury stock or that are held directly or indirectly by ESB, other than in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled and retired and no payment will be made with respect to those shares and such shares will not be considered for purposes of the foregoing allocation procedures.

Procedures for Exchanging Your Stock Certificates

     SHS stockholders who surrender their stock certificates and completed transmittal and election forms prior to the election deadline date, or any extension of such time period, will automatically receive the merger consideration allocated to them as the result of the merger promptly following consummation of the merger. Other stockholders will receive the merger consideration allocated to them as soon as practicable after their stock certificates have been surrendered with appropriate documentation to the designated agent or other steps have been taken to surrender the evidence of their stock interest in SHS in accordance with the instructions accompanying the letter of transmittal form.

     Within seven business days after the completion of the merger, a bank or trust company selected by ESB and reasonably satisfactory to SHS will mail to each holder of record of SHS common stock who has not previously surrendered his or her stock certificates representing SHS common stock a letter of transmittal and instructions for use in effecting the surrender of the certificates in exchange for the merger consideration allocated to them. Upon surrender of a stock certificate for SHS common stock for exchange and cancellation to the designated agent, together with a duly executed letter of transmittal, the holder of such certificate will be entitled to receive such merger consideration allocated to them and the certificate for SHS common stock so surrendered will be canceled. No interest will be paid or accrued on any cash constituting merger consideration (including the cash in lieu of fractional shares) and any unpaid dividends and distributions, if any, payable to holders of stock certificates for SHS common stock.

     No stock certificates representing fractional shares of ESB common stock will be issued upon the surrender for exchange of SHS stock certificates. In lieu of the issuance of any such fractional share, ESB will pay to each former stockholder of SHS who otherwise would be entitled to receive a fractional share of ESB common stock an amount in cash determined by multiplying the fraction of a share of ESB common stock which such holder would otherwise be entitled to receive pursuant to the reorganization agreement by $13.69.

     If you receive shares of ESB common stock in the merger, you will receive dividends on ESB common stock or other distributions declared after the completion of the merger only if you have surrendered your SHS stock certificates. Only then will you be entitled to receive all previously withheld dividends and distributions, without interest.

     After completion of the merger, no transfers of SHS common stock issued and outstanding immediately prior to the completion of the merger will be allowed. SHS stock certificates that are presented for transfer after the completion of the merger, will be canceled and exchanged for the merger consideration.

     If your SHS stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of those certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The agent designated by ESB will send you instructions on how to provide this evidence.

Interests of Directors and Officers in the Merger that are Different from Your Interests

     Some members of SHS's management and the SHS board may have interests in the merger that are in addition to or different from the interests of stockholders. The SHS board was aware of these interests and considered them in approving the reorganization agreement.

     Appointment of SHS Directors to Board of Directors of ESB Bank. Upon completion of the merger, the number of directors of ESB Bank will be increased by two and ESB Bank will nominate and elect Guy Dille and Edward W. Preskar, each of whom is a current director of SHS, as directors of ESB Bank for terms of not less than three years.

     Creation of Spring Hill Savings Bank Advisory Board. At the time of the merger of Spring Hill Savings Bank and ESB Bank, the two remaining non-employee directors of SHS and Spring Hill Savings Bank who have not been elected to the board of directors of ESB Bank will be appointed to a newly created Spring Hill Savings Bank advisory board for a period of not less than two years. Each advisory board member shall receive for their services an annual retainer of $7,100, paid in equal quarterly installments of $1,775, and a fee for each quarterly meeting attended of $475.

     Employment of Officers of SHS and Spring Hill Savings Bank. Following the merger, Thomas F. Angotti will continue to serve as president and chief executive officer and Vincent C. Ashoff will continue to serve as executive vice president and chief financial officer of Spring Hill Savings Bank until the merger of Spring Hill Savings Bank and ESB Bank. Upon the merger of Spring Hill Savings Bank and ESB Bank, ESB will appoint Thomas F. Angotti as a senior vice president of ESB and ESB Bank and Vincent C. Ashoff as a vice president of ESB Bank. Mr. Angotti will receive a salary and benefits commensurate to that of other comparable officers of ESB and ESB Bank at not less than his current base salary. As a senior vice president, Mr. Angotti will be provided a company car and a change in control agreement. The change of control agreement will provide for a three year term, and subject to satisfactory performance reviews, among other things, shall extend on each anniversary date for another year so that the remaining term will be three years, unless either the board of directors of ESB or Mr. Angotti provides contrary written notice to the other not less than 30 days in advance of such anniversary date. The agreement will be automatically extended for an additional one year upon a change of control of ESB. The agreement will provide for payments in the event that certain adverse actions are taken with respect to Mr. Angotti's employment subsequent to a change of control of ESB in an amount equal to 1.5 times Mr. Angotti's annual compensation. Mr. Ashoff will receive a salary and benefits commensurate to that of other comparable officers of ESB Bank at not less than his current base salary.

     Existing Employment, Severance and Change in Control Agreements. ESB shall honor all existing employee agreements, severance or change in control agreements or plans of SHS and Spring Hill Savings Bank, in effect as of July 21, 1999, the date of the reorganization agreement. Certain officers of SHS will receive termination benefits. SHS has employment agreements with Messrs. Angotti and Ashoff that provide severance payments and other benefits in the event of involuntary termination of employment in connection with any change of control. If exercised, the approximate severance payment for the employment agreements for Mr. Angotti and Mr. Ashoff will be $234,000 and $170,000 respectively. Other officers are entitled to severance payments under a bank wide employee severance plan. This plan covers three officers and total payments would approximate $165,000.

     Employee Benefit Plans. All employees of SHS or Spring Hill Savings Bank immediately prior to completion of the merger who are employed by ESB, ESB Bank or Spring Hill Savings Bank (the "employers") immediately following the merger ("transferred employees") will be covered by the employers' employee benefit plans on substantially the same basis as any employee of the employers in a comparable position. Notwithstanding the foregoing, ESB may determine to continue any of the SHS benefit plans for transferred employees in lieu of offering participation in the employers' benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of SHS's benefit plans, or to merge any such benefit plans with the employers' benefit plans, provided the result is the provision of benefits to transferred employees that are substantially similar to the benefits provided to the employers' employees generally. Except as otherwise prohibited by law, transferred employees' service with SHS or Spring Hill Savings Bank shall be recognized as service with the employers for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under the employers' benefit plans, subject to applicable break-in-service rules. ESB agrees that any pre-existing condition, limitation or exclusion in its medical, long-term disability and life insurance plans shall not apply to transferred employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by SHS or Spring Hill Savings Bank at the closing of the merger and who then change coverage to the employers' medical or hospitalization indemnity health plan at the time such transferred employees are first given the option to enroll. Notwithstanding anything in the reorganization agreement to the contrary, after the completion of the merger,
(x) any amendment to, or grant of additional benefits under, any SHS or Spring Hill Savings Bank benefit plan, including stock based plans, which continues to exist subsequent to the completion of the merger, shall require the prior consent of ESB, and (y) ESB may cause any of the SHS or Spring Hill Savings Bank benefit plans which continue to exist, including stock based plans, to be amended in order to provide that employees of ESB or ESB Bank may be participants in such plans.

     After the completion of the merger, but not prior to January 1, 2000, the SHS employee stock ownership plan may, at ESB's discretion, be combined with the ESB employee stock ownership plan; provided, however, that prior to any such combination of the SHS ESOP and the ESB ESOP, the parties will take all necessary action in order to amend the SHS ESOP in order to ensure that any such combination or the merger of ESB and SHS does not accelerate (other than as required by law or regulation) or materially increase the benefits available to the participants in the SHS ESOP. Notwithstanding anything in the reorganization agreement to the contrary, the parties hereto will take all necessary action to amend the SHS ESOP in order to provide that the merger will not accelerate (other than as required by law or regulation) or materially increase the benefits available to any participant in the SHS ESOP, provided, however, that SHS may amend the SHS ESOP to permit, if the merger is effective on or prior to December 31, 1999, SHS to make its fourth quarter contribution to the SHS ESOP as of the date the merger is effective and to delete the provision of the SHS ESOP which requires a participant to be an employee on the last day of the plan year in order to share in the allocation of the employer's contributions for the 1999 plan year.

     SHS Stock Options. Outstanding and exercisable options to purchase shares of SHS common stock under SHS's 1998 Stock Option Plan (the "option plan") will be, at each option holder's election, either converted into options to purchase ESB common stock, with the number of shares and exercise price per share adjusted to reflect the per share stock consideration, or canceled with a cash payment to be made in an amount equal to the difference, if any, between the per share cash consideration and the exercise price per share. As of ________________, 1999, the record date, the directors and executive officers of SHS held options to purchase a total of 51,000 shares of SHS common stock. The duration of the converted options will remain the same. Assuming the options are cashed out, Thomas F. Angotti will receive $156,000 and all other directors and officers will receive payments aggregating $349,440. ESB will reserve sufficient shares of ESB common stock to allow the exercise of the converted options after the merger.

     Restricted Stock. Certain officers and directors of SHS have been awarded shares of restricted stock under the SHS management recognition and development plan. As of the effective date of the merger, the plan will terminate, all unvested restricted stock (50% of the initial allocation) awarded to officers and directors of SHS will vest and be exchanged into ESB Common Stock or cash in accordance with the reorganization agreement.

     Protection of Directors, Officers and Employees Against Claims. ESB has also agreed to protect and hold harmless each present and former director, officer and employee of SHS and Spring Hill Savings Bank. These people will be protected against any costs, expenses, judgments, fines, losses, claims, or liabilities incurred in connection with any claim, suit, proceeding or investigation relating to matters existing or occurring at or prior to the completion of the merger.

     Moreover, ESB will maintain SHS's and Spring Hill Savings Bank's existing directors' and officers' insurance policy for a period of three years following the merger, provided that annual premiums do not exceed 150% of the current annual premium.

Management and Operations Following the Merger

     ESB expects to achieve significant consolidation efficiencies following the consummation of the merger, although there can be no assurance that the anticipated efficiencies will be achieved. The efficiencies are expected to be achieved primarily through the elimination of duplicative compensation costs, computer system costs, and redundant expenses for services.

Employee Matters

     Each SHS or Spring Hill Savings Bank employee whose employment is not specifically terminated will become an employee of ESB or ESB Bank. However:

     . SHS's continuing employees will not be, or act as, officers of ESB or ESB Bank, unless elected or appointed to that position by ESB or ESB Bank.

     . All of SHS's continuing employees who remain following the completion of the merger will be employed at the will of ESB or ESB Bank.

     . No employee of SHS will become a contractual employee of ESB or ESB Bank unless the contract is in writing with ESB or ESB Bank.

     . Each SHS employee who becomes an employee of ESB or ESB Bank will be eligible to participate in ESB or ESB Bank employee plans, on the same basis as any newly-hired employee of ESB or ESB Bank. However, with respect to each ESB or ESB Bank employee plan, service with SHS or Spring Hill Savings Bank will be treated as service with ESB or ESB Bank to determine eligibility to participate, vesting and entitlement to benefits but not for purposes of benefit accrual. Service will not be recognized to the extent that it would result in a duplication of benefits.

     . Each existing employment or severance agreement of SHS will be honored by ESB. See "-Existing Employment and Severance Agreements" above for a complete explanation.

Conditions to the Merger

     The obligations of ESB and SHS to complete the merger are conditioned on the following being satisfied at or prior to the completion of the merger:


     . all corporate action necessary to authorize, execute and consummate the reorganization agreement and the merger must have been duly and validly taken by ESB and SHS;

     .  SHS's stockholders must approve the reorganization agreement;

     . the requisite regulatory approvals, consents and waivers must be obtained and all statutory waiting periods must have expired;

     . any necessary material third party consents, waivers or approvals must be obtained or made;

     . the shares of ESB common stock which will be issued to the SHS stockholders upon completion of the merger must be authorized for listing for quotation on the Nasdaq Stock Market;

     . no approval or consent will have imposed any condition or requirement that would materially and adversely impact the economic or business benefits to either party giving effect to the merger;

     . no party to the merger will be subject to any order, decree or injunction that prohibits closing any of the merger's transactions;

     . no statute, rule or regulation will prohibit completion of the merger's transactions;

     . the registration statement will have been declared effective by the SEC and the SEC will not be taking actions to stop the merger from proceeding;

     . all required approvals by state securities or "blue sky" authorities will have been obtained; and

     . holders of SHS common stock who dissent from the merger under Pennsylvania law will not hold more than 20% of the SHS common stock immediately before the merger.


     The obligations of ESB and SHS to complete the merger are also conditioned on the following:

     . all parties will have performed their respective obligations under the reorganization agreement;

     . subject to prior disclosure of any necessary qualifications, the representations and warranties made by the parties in the reorganization agreement will be materially true when the merger closes. Each party will furnish the other with a certificate attesting to this fact;

     . ESB and SHS will have obtained all necessary material consents or approvals to permit ESB to assume SHS's contracts, leases and other agreements;

     . ESB and SHS will have received an opinion from their respective counsel dated as of the completion of the merger, that the merger will be treated for federal income tax purposes as a reorganization within the meaning of the IRS and that as a result:

        (a) no gain or loss will be recognized by ESB or SHS as a result of the merger;

        (b) no gain or loss will be recognized by the stockholders of SHS who exchange all of their SHS common stock solely for ESB common stock pursuant to the merger (except with respect to cash received in lieu of a fractional share of interest in ESB common stock); and

        (c) the aggregate tax basis of the ESB common stock received by stockholders who exchange all of their SHS common stock solely for ESB common stock pursuant to the merger will be the same as the aggregate tax basis of the SHS common stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

     . the delivery to each of ESB and SHS of various letters, certificates and other documents.

     We cannot guarantee when, or whether, the regulatory consents and approvals necessary to complete the merger will be obtained or whether all of the other conditions to the merger will be satisfied or waived by the party permitted to do so. See "Regulatory Approvals Needed to Complete the Merger" below. If the merger is not completed on or before March 31, 2000, the reorganization agreement may be terminated by ESB's or SHS's board. However, the failure to complete the merger by that date cannot be due to the breach of the reorganization agreement by the party seeking to terminate.

Regulatory Approval Needed to Complete the Merger

     Completion of the merger is subject to approval from the OTS. ESB has applied to the Office of Thrift Supervision pursuant to Section 10(e)(1)(A) of the Home Owners' Loan Act of 1933 to merge SHS with and into ESB.

     The period for the OTS' review of any proposed acquisition, such as the acquisition of SHS, commences upon receipt by the OTS of an application deemed sufficient by the OTS. Once an application is deemed sufficient, the OTS generally has a 60-day period for review of the application, which may be extended by the OTS for up to an additional 30 days.

     Generally, the OTS will approve an application unless it determines that the financial and managerial resources and future prospects of the acquiror and the savings association involved would be detrimental to the savings association or to the Savings Association Insurance Fund or the Bank Insurance Fund, or if the acquiror fails or refuses to furnish information requested by the OTS. The OTS will also consider the convenience and needs of the community to be served, and it will examine the impact of the acquisition under the relevant antitrust laws.

     OTS regulations provide that an acquiror must publish a notification, no earlier than three calendar days before and no later than three calendar days after filing an application, in the community in which the home office of the savings association to be acquired is located. Generally, within 20 calendar days of the date of filing (or up to 40 calendar days after such date if an extension is requested in writing within the initial 20-day period), anyone may file comments in favor of or in protest of the application and may also submit such information as he or she deems relevant.

     There can be no assurance that the necessary regulatory authorities will approve the merger, and if the merger is approved, there can be no assurance as to the dates of such approvals. There can also be no assurance that any such approval will not contain a condition or requirement which would cause such approval to fail to satisfy one of the conditions to consummation of the merger set forth in the reorganization agreement. There can likewise be no assurance that the Department of Justice will not challenge the merger, or if such a challenge is made, as to the results thereof. In the event the merger is not completed on or before March 31, 2000, the reorganization agreement may be terminated by either ESB or SHS.

     ESB is not aware of any other regulatory approvals that would be required for completion of the merger, except as described above. If any other approvals are required, it is presently contemplated that such approvals would be sought. There can be no assurance that any other approvals, if required, will be obtained.

     The approval of any application merely implies the satisfaction of regulatory criteria for approval, which do not include review of the merger from the standpoint of the adequacy of the consideration to be received by SHS stockholders. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Conduct of Business Pending the Merger

     Except as expressly provided for in the reorganization agreement and except to the extent required by law or by regulatory authorities, ESB and SHS have agreed that, during the period from July 21, 1999 to the completion of the merger, SHS and Spring Hill Savings Bank will use their best efforts to:

     . conduct their business in the regular, ordinary and usual course consistent with past practice; and

     . preserve intact their business organization and advantageous business relationships, and retain the services of their employees.

     Further, except as otherwise provided in the reorganization agreement, during the period from July 21, 1999 to the completion of the merger, SHS has agreed that neither it nor Spring Hill Savings Bank will take certain actions unless permitted to by ESB or permitted to or required by the reorganization agreement. These include:

     . change any provision of their articles of incorporation, bylaws or other similar governing documents;

     . except for the issuance of SHS common stock pursuant to the present terms of stock options which are outstanding as of July 21, 1999 and have been previously disclosed and compliance with the terms of the stock option agreement dated July 21, 1999 (as discussed under "Certain Related Transactions--Stock Option Agreement" on page ___), (i) change the number of shares of its authorized or issued capital stock, (ii) issue or grant any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to the authorized or issued capital stock of SHS or Spring Hill Savings Bank, or any securities convertible into shares of such capital stock, or
        (iii) split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock;

     . declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than normal quarterly dividends not in excess of $0.07 per share of SHS common stock;

     . (i) grant any severance or termination pay (other than pursuant to binding contracts of SHS previously disclosed under the terms of the reorganization agreement), to, or enter into or amend any employment, consulting or compensation agreement with, any of its directors, officers or employees; or (ii) award any increase in compensation or benefits to its directors, officers or employees, except, in the case of officers or employees, as may be granted in the ordinary course of business and consistent with past practices and policies and except certain employee bonuses mutually agreed upon by ESB and SHS, which shall not exceed $50,000 in the aggregate (provided that such employees agree in writing that the amount of any severance payments which otherwise would become due to such employees will be reduced by the amount of any bonus payments received hereunder);

     . (i) enter into or modify (except as may be required by applicable law or as may be required by the reorganization agreement) any pension, retirement, stock option, stock purchase, stock grant, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or
        (ii) make any contributions to the SHS ESOP or any other defined contribution plan or any defined benefit pension or retirement plan other than in the ordinary course of business consistent with past practice except that payments customarily made by SHS to the SHS ESOP at the end of a period may be made prior to the end of such period;

     . (i) sell or dispose of any significant assets or incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies, or (ii) acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) any business or entity;

     . make any capital expenditures in excess of $25,000 in the aggregate, other than pursuant to binding commitments existing as of July 21, 1999, other than expenditures necessary to maintain existing assets in good repair and other than as previously disclosed under the reorganization agreement;

     . file any applications or make any contract with respect to branching or site location or relocation, except as previously disclosed under the reorganization agreement;

     . (i) make any material change in accounting methods or practices, other than changes required by generally accepted accounting principles, or
        (ii) change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in laws or regulations;

     . change its lending, investment, deposit or asset and liability management or other banking policies in any material respect except as may be required by applicable law;

     . engage in any transaction with an "affiliated person" or "affiliate," as defined in the reorganization agreement;

     . enter into any futures contract, option or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

     . take any action that would result in any of its representations and warranties contained in Article II of the reorganization agreement not being true and correct in any material respect upon completion of the merger; or

     .  agree to do any of the foregoing.

     Except as provided in the reorganization agreement, during the period from July 21, 1999 to the completion of the merger, ESB has agreed that neither it nor ESB Bank will take certain actions unless permitted to by SHS or permitted or required by the reorganization agreement. These include:

     . take any action which can reasonably be expected to adversely affect or delay the ability of ESB or SHS to perform its covenants and agreements on a reasonably timely basis under the reorganization agreement or to consummate the transactions contemplated under the reorganization agreement;

     . declare or pay any special cash distributions in respect of any of its capital stock in excess of $1.00 per share, provided, however, that ESB shall be permitted to continue to declare and pay its regular quarterly dividends; or

     .  agree to do any of the foregoing.

Representations and Warranties Made by ESB and SHS in the Reorganization
Agreement

     Pursuant to the execution of the reorganization agreement, both ESB and SHS have made customary representations and warranties relating to their businesses. For detailed information on these representations and warranties, see the reorganization agreement attached as Appendix A. Such representations and warranties must remain true in all material respects through the completion of the merger unless such change does not have a material negative impact on the party's business, financial condition or results of operations. See "Conditions to the Merger."

What Happens if a Third Party Offers to Buy SHS

     SHS has agreed not to try to have an outside third party merge with, buy substantial assets or liabilities of, or buy shares of capital stock of SHS or Spring Hill Savings Bank, or any other similar transactions (an "acquisition transaction"). However, the SHS board may provide information to anyone who makes an unsolicited possible acquisition transaction if, after receiving advice of counsel, it determines in the exercise of its fiduciary responsibilities that such information should be furnished.

     SHS must promptly communicate to ESB the terms of any proposed acquisition transaction and must provide ESB with copies of (i) the written inquiry or proposal, (ii) any written legal advice provided to the SHS board and (iii) a written synopsis of all such oral inquiries or proposals.

Waiving and Amending Provisions In, or Terminating, the Reorganization Agreement

     Prior to the completion of the merger, any provision of the reorganization agreement may be waived, amended or modified by the parties. However, after the vote by the stockholders of SHS, no amendment or modification may be made that would reduce the amount to be received by SHS's stockholders under the terms of the merger.

     The reorganization agreement also may be terminated at any time prior to the completion of the merger, either before or after approval of the merger by the SHS stockholders by:

     .  the mutual consent of both parties;

     .  either party (i) if the merger is not completed by March 31, 2000 or
        (ii) if the stockholders of SHS do not approve the reorganization agreement. However, the failure of such occurrence cannot be due to the breach of any representation, warranty or covenant contained in the reorganization agreement by the party seeking to terminate;

     . by either party upon written notice to the other 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the merger shall have been denied or withdrawn at the request or recommendation of the applicable regulatory agency or governmental authority, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or 30 or more days after any petition for rehearing or amended application is denied;

     . by either party if there shall have been a material breach of any of the covenants or agreements set forth in the reorganization agreement. Each party must give the other party 30 days to cure the breach. The party seeking to terminate the reorganization agreement cannot be in material breach of any representation warranty, covenant or other agreement in the reorganization agreement.

     . by either party, if any of the applications for prior approval by third parties and governmental bodies are denied or are approved contingent upon the satisfaction of any non-standard condition or requirement which, in the reasonable opinion of the ESB board, would materially impair the value of SHS and Spring Hill Savings Bank to ESB, and the time period for appeals and requests for reconsideration has run.

     . by SHS if, at any time during the five-day period commencing with the determination date, both of the following conditions are satisfied (additional definitions for certain terms below are located under "-The SHS Stockholders Will Receive Shares of ESB Common Stock and/or Cash for Each SHS Share--Merger Consideration" on page___):

          (i) the number obtained by dividing the average closing price by the starting price (the "ESB ratio") shall be less than .80; and

          (ii) the ESB ratio shall be less than the number obtained by dividing the final index value by the index value on the starting date and subtracting 0.20 from the quotient in this clause (ii) (such number being referred to herein as the "index ratio");

subject, however, to the following three sentences. If SHS elects to exercise its termination right described above, it shall give written notice to ESB (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, ESB shall have the option to increase the per share stock consideration (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest thousandth) obtained by dividing (A) the product of the starting price, 0.80 and
1.3 by (B) the average closing price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the index ratio and
1.3 by (B) the ESB ratio. If ESB so elects within such five-day period, it shall give prompt written notice to SHS of such election and the revised per share stock consideration, whereupon no termination shall have occurred (except as the per share stock consideration shall have been so modified).

     In the event of termination of the reorganization agreement by either ESB or SHS as set forth above, the reorganization agreement shall become void and have no effect, except that the provisions of the reorganization agreement relating to confidentiality of information and expenses shall survive any such termination. Notwithstanding the foregoing, neither ESB nor SHS shall be relieved or released from any liabilities or damages arising out of its breach of any provision of the reorganization agreement.

Accounting Treatment of the Merger

     The merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. This means that ESB and SHS will be treated as one company as of the date of the combination, and that ESB will record the fair market value of SHS's assets and liabilities on its financial statements. Any difference between the purchase price and the fair value of the identifiable net assets is recorded as goodwill. The income statements incorporate the recorded income of SHS's operations beginning at the completion of the merger.

Federal Income Tax Consequences for SHS Stockholders

     The following is a discussion of the material federal income tax consequences of the merger to ESB, SHS and holders of SHS common stock. The discussion is based upon the IRS, Treasury regulations, IRS rulings, and judicial and administrative decisions in effect as of the date of this document. This discussion assumes that SHS common stock is generally held for investment. In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of SHS common stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations, dealers in securities or foreign currencies or insurance companies. The opinions of counsel referred to in this section will be based on facts existing at the completion of the merger. In rendering their opinions, counsel will require and rely upon representations contained in certificates of officers of ESB, SHS and others. Holders of SHS common stock should consult their tax advisors as to the particular tax consequences to them of the merger.

     It is a condition to the obligation of ESB and SHS to complete the merger that the parties each will have received an opinion of their respective counsel, dated as of the completion of the merger, that the merger will be treated as a reorganization within the meaning of the IRS. In addition, such opinions will state that:

     (1) none of the companies involved in the merger will recognize a gain or a loss;

     (2) no stockholders of SHS who exchange all their SHS common stock solely for ESB common stock will recognize a gain or a loss for exchanging their SHS shares for ESB shares except for cash received instead of fractional shares; and

     (3) SHS stockholders who exchange all their shares of SHS common stock solely for shares of ESB common stock will not have their individual tax basis or holding periods affected by exchanging their SHS shares for ESB shares, except to the extent cash is received instead of fractional shares.

     The federal income tax consequences of the merger to a SHS stockholder generally will depend on whether the stockholder receives cash, ESB common stock or a combination thereof in exchange for such stockholder's SHS common stock.

     No gain or loss will be recognized by a SHS stockholder who receives solely ESB common stock in exchange for all of such stockholder's shares of SHS common stock pursuant to the merger (except to the extent such a stockholder receives cash in lieu of a fractional share interest in ESB common stock). Such stockholder's tax basis in the ESB common stock received pursuant to the merger will equal such stockholder's tax basis in the shares of SHS common stock being exchanged reduced by any amount allocable to a fractional share interest of ESB common stock for which cash is received. The holding period of ESB common stock received will include the holding period of the shares of SHS common stock being exchanged.

     An SHS stockholder who receives both ESB common stock and cash consideration in exchange for all of his or her shares of SHS common stock will generally recognize gain, but not loss, to the extent of the lesser of:

     (1) the excess of (a) the sum of the aggregate fair market value of the ESB common stock received and the amount of cash received over (b) the stockholder's aggregate tax basis for the shares of SHS common stock exchanged; and

     (2)  the amount of cash received by such stockholder.

     For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset gain realized on another block of shares. Any such gain will be long-term capital gain if the shares of SHS common stock exchanged were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the IRS, in which case such gain will be treated as a dividend to the extent of such stockholder's ratable share of the undistributed accumulated earnings and profits of SHS. SHS stockholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their SHS common stock will be treated as a dividend.

     Such stockholder's aggregate tax basis in the ESB common stock received pursuant to the merger will equal such stockholder's aggregate tax basis in the shares of SHS common stock being exchanged, reduced by any amount allocable to a fractional share interest of ESB common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of gain, if any, recognized by such stockholder in the merger (including any portion of such gain that is treated as a dividend). The holding period of ESB common stock received will include the holding period of the shares of SHS common stock being exchanged.

     An SHS stockholder who receives solely cash in exchange for all of such stockholder's shares of SHS common stock pursuant to the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the stockholder's aggregate tax basis for such shares of SHS common stock, which gain or loss will be long-term capital gain or loss if such shares of SHS common stock were held for more than one year. If, however, any such SHS stockholder constructively owns shares of SHS common stock that are exchanged for shares of ESB common stock in the merger or owns shares of ESB common stock actually or constructively after the merger, the consequences to such stockholder may be similar to the consequences described above, except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of such stockholder's gain. SHS stockholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of SHS common stock will be treated as a dividend.

     No fractional shares of ESB common stock will be issued in the merger. An SHS stockholder who receives cash in lieu of such a fractional share will be treated as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by ESB. An SHS stockholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the stockholder's tax basis in the fractional share. Any capital gain or loss will be long-term capital gain or loss if the SHS common stock exchanged was held for more than one year.

Selling the ESB Common Stock You Receive in the Merger

     The shares of ESB common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable under the Securities Act except for shares issued to any SHS stockholder who may be deemed to control SHS, such as an executive officer, director or someone who owns a significant amount of SHS's stock. These controlling persons may not sell their shares of ESB common stock acquired in connection with the merger except under an effective registration statement under the Securities Act covering such shares or in compliance with an applicable exemption from the registration requirements of the Securities Act. This document does not cover any resales of ESB common stock received in the merger by persons who may be deemed to be controlling persons of SHS.

You Have Dissenters' Rights in the Merger

     The following discussion is not a complete statement of the law pertaining to dissenters' rights under Pennsylvania Business Corporation Law, referred to as the PBCL, and is qualified in its entirety by the full text of section 1930 and Subchapter D of Chapter 15 of the PBCL, which is referred to as Subchapter
D. Subchapter D is reprinted in its entirety as Appendix D to this proxy statement/prospectus. Any SHS shareholder who desires to exercise his or her dissenters' rights should review carefully Subchapter D and is urged to consult a legal advisor before electing or attempting to exercise their rights. All references in Subchapter D to a "shareholder" and in this summary to a "SHS shareholder" or a "holder of SHS stock" are to the record holder of shares as to which dissenters' rights are asserted.

     Subject to the exceptions stated below, holders of SHS stock who comply with the applicable procedures summarized below will be entitled to dissenters' rights under Subchapter D. Voting against, abstaining from voting or failing to vote on approval and adoption of the proposed merger will not constitute a demand for appraisal within the meaning of Subchapter D.

     SHS shareholders electing to exercise dissenters' rights under Subchapter D must not vote for approval of the proposed merger. A vote by a shareholder against the proposed merger is not required to exercise dissenters' rights. However, if a shareholder returns a signed proxy but does not specify a vote against the proposed merger or a direction to abstain, the proxy, if not revoked prior to the special meeting of shareholders, will be voted for approval of the proposed merger, which will have the effect of waiving that shareholder's dissenters' rights. It is a condition to the closing of the merger that holders of less than 20% of SHS's outstanding stock exercise their dissenters' rights.

     What Are Dissenters' Rights? SHS shareholders who follow the procedures of Subchapter D will be entitled to receive from SHS the fair value of their shares, immediately before the completion of the merger. Fair value takes into account all relevant factors but excludes any appreciation or depreciation in anticipation of the merger. SHS shareholders who elect to exercise their dissenters' rights must comply with all of the procedures to preserve those rights.

     Shares Eligible for Dissenters' Rights. Generally, if you chose to assert your dissenters' rights, you must dissent as to all of the shares you own. The PBCL distinguishes between record holders and beneficial owners. You may assert dissenters' rights as to fewer than all the shares registered in your name only if you are not the beneficial owner of the shares with respect to which you do not exercise dissenters' rights.

     Record Holder Who is Not the Beneficial Owner. A record holder may assert dissenters' rights on behalf of the beneficial owner. If you are a registered owner and you wish to exercise dissenters' rights on behalf of the beneficial owner, you must disclose the name and address of the person or persons on whose behalf you dissent. In that event, your rights shall be determined as if the dissenting shares and the other shares were registered in the names of the beneficial holders.

     Beneficial Owner Who is Not the Record Holder. A beneficial owner of SHS common stock who is not also the record holder, may assert dissenters' rights. If you are a beneficial owner who is not the record holder and you wish to assert your dissenters' rights you must submit a written consent of the record holder to the Secretary of SHS prior to the vote, but in no event later than the SHS special meeting. You may not dissent with respect to some but less than all shares you own.

Dissenters' Rights Procedures

     Notice of Intention to Dissent. If you wish to exercise your dissenters' rights, you must follow the procedures set forth in Appendix D. You must file a written notice of intention to demand the fair value of your shares with the Secretary of SHS prior to the vote, but in no event later than the SHS special meeting. You must not make any change in your beneficial ownership of SHS shares from the date you file the notice until the effective time of the merger. You must refrain from voting your shares for the adoption of the merger.

     Notice of Approval. If the SHS shareholders approve the merger, SHS will mail a notice to all dissenters' who filed a notice of intention to dissent prior to the vote on the merger proposal and who refrained from voting for the adoption of the merger. SHS expects to mail the notice of approval promptly after the merger. The notice of approval will state where and when a demand for payment must be sent and where the certificates for eligible shares must be deposited in order to obtain payment. The notice of approval will also supply a form for demanding payment which includes a request for certification of the date on which the holder, or the person on whose behalf the holder dissents, acquired beneficial ownership of the shares. The demand form will be accompanied by a copy of Subchapter D.

     If you assert your dissenters' rights, you must ensure that SHS receives your demand form and your certificates on or before the demand deadline. All mailings to SHS are at your risk. Accordingly, SHS recommends that your notice of intention to dissent, demand form and stock certificates be sent by certified mail only, by overnight courier or by hand delivery.

     If you fail to file a notice of intention to dissent, fail to complete and return the demand form, or fail to deposit stock certificates with SHS, each within the specified time periods, you will lose your dissenters' rights under Subchapter D. You will retain all rights of a shareholder, or beneficial owner, until those rights are modified by completion of the merger.

     Payment of Fair Value by SHS. Upon timely receipt of the completed demand form, the PBCL requires SHS to either: remit to dissenters' who complied with the procedures, the amount SHS estimates to be the fair value for such dissenting shares; or give written notice that no such remittance will be made.

     SHS will determine whether to make such a remittance or to defer payment for such shares until completion of the necessary appraisal proceedings. SHS may consider the number of shares, if any, with respect to which shareholders dissented and any objections that may be raised with respect to the standing of the dissenting shareholder.

     The remittance or notice will be accompanied by: (i) the closing balance sheet and statement of income of SHS for the fiscal year ended December 31, 1998 or the latest available interim financial statements; (ii) a statement of SHS's estimate of the fair value of the shares; and (iii) notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D.

     Return of Deposited Certificates. If SHS does not remit the amount of its estimate of the fair value of the shares, it will return any deposited certificates with a notation that a demand for payment in accordance with Subchapter D has been made. If shares carrying this notation are transferred after that, each new certificate issued may bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares will not acquire by this transfer any rights in SHS other than those which the original dissenter had after making demand for payment of their fair value.

     Dissenting Shareholders Estimate of Fair Value. If SHS gives notice of its estimate of the fair value of your shares, without remitting this amount, or remits payment of its estimate of the fair value of your shares and you believe that the amount remitted or stated is less than the fair value of such shares, you may send to SHS your own estimate of the fair value of the shares. Such estimate shall be deemed a demand for payment of the amount of the deficiency. If you do not file a holder's estimate within 30 days after the mailing by SHS of its remittance or notice, you will only be entitled to the amount stated in the notice or remitted to you by SHS.

     Resort to Court for Relief. If, after the later of, 60 days after the completion of the merger or after the timely receipt of any holder's estimate, demands remain unpaid, SHS may file an application for relief, requesting the court determine the fair value of the shares. We cannot assure you that SHS will file this application.

     In the court proceeding, all dissenters, wherever residing, whose demands have not been settled will be made parties to any such appraisal proceeding. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. Each dissenter made a party will be entitled to recover an amount equal to the fair value of the dissenter's shares, plus interest, or if SHS previously remitted any amount to the dissenter, any amount by which the fair value of the dissenter's shares is found to exceed the amount previously remitted, plus interest.

     If SHS fails to file an application for relief, any dissenter who made a demand and who has not already settled his or her claim against SHS may file an application for relief in the name of SHS any time within 30 days after the later of the expiration of the 60-day period after the merger or the timely receipt of any holder's estimate. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid SHS's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

     Costs and Expenses of Court Proceedings. The costs and expenses of the court proceedings, including the reasonable compensation and expenses of the appraiser appointed by the court, will be determined by the court and assessed against SHS. The court may, however, apportion and assess any part of the costs and expenses of court proceedings as it deems appropriate against all or some of the dissenters' who are parties and whose action in demanding supplemental payment the court finds to be in bad faith. If SHS fails to comply substantially with the requirements of Subchapter D, the court may assess fees and expenses of counsel and of experts for the parties as it deems appropriate against SHS and in favor of any or all dissenters. The court may assess fees and expenses of counsel and experts against either SHS or a dissenter, if the court finds that a party acted in bad faith. If the court finds that the services of counsel for any dissenter substantially benefitted other dissenters' similarly situated and should not be assessed against SHS, it may award counsel reasonable fees to be paid out of the amounts awarded to the dissenters' who benefitted.

     No Right to an Injunction. Under Pennsylvania corporate law, a SHS shareholder has no right to obtain, in the absence of fraud or fundamental unfairness, an injunction against the merger proposal, nor any right to valuation and payment of the fair value of the holder's shares because of the merger proposal, except to the extent provided by the dissenters' rights provisions of Subchapter D. Pennsylvania corporate law also provides that, absent fraud or fundamental unfairness, the rights and remedies provided by Subchapter D are exclusive.

Who Pays for What

     All costs and expenses incurred in connection with the merger will be paid by the party incurring such expense. However, ESB will bear all costs of printing, mailing and filing this document.

When Will the Merger be Completed

     The merger will become effective at the time set forth in the articles of merger that will be filed with the Secretary of State of the Commonwealth of Pennsylvania. The articles of merger will be filed on the fifth business day following the satisfaction or waiver of certain conditions to the merger, unless another date is agreed to in writing by ESB or SHS. See "-Conditions to the Merger." The closing of the transactions contemplated by the reorganization agreement is expected to take place as of the date of such filing. It is expected that a period of time will elapse between the SHS meeting and the completion of the merger while the parties seek to obtain the regulatory approval required to complete the merger. There can be no assurance that such regulatory approval will be obtained, and if obtained, there can be no assurance as to the date of any such approval. There can likewise be no assurance that the Department of Justice will not challenge the merger or, if such a challenge is made, the result of the challenge. See "-Regulatory Approval Needed to Complete the Merger." The reorganization agreement may be terminated by either party if, among other reasons, the merger has not been completed on or before March 31, 2000. See "-Waiving and Amending Provisions In, or Terminating, the Reorganization Agreement."


                          CERTAIN RELATED TRANSACTIONS

Stock Option Agreement

     The following is a summary of the material provisions of the stock option agreement between ESB and SHS, which is attached hereto as Appendix B. The following summary is qualified in its entirety by reference to the stock option agreement. Execution of the stock option agreement was a condition to the parties entering into the reorganization agreement.

     Concurrently with the execution of the reorganization agreement, ESB and SHS entered into the stock option agreement which will permit ESB, under certain circumstances, to purchase up to 14.97% of SHS's issued and outstanding common stock (up to 115,000 shares) at a price of $11.00 per share (the number of shares covered by the stock option agreement and the purchase price are subject to adjustment in certain circumstances). The stock option agreement is designed to enhance the likelihood that the merger will be successfully consummated in accordance with the terms contemplated by the reorganization agreement and ESB insisted on such agreement for that reason.

     ESB may only exercise the option (assuming it is not in material breach of its agreements and covenants in the reorganization agreement) if SHS, without ESB's approval:

     . has entered into an agreement to undertake an acquisition transaction (as defined below) with anyone other than ESB or one of its subsidiaries;

     . SHS's board recommends that SHS's stockholders approve or accept any acquisition transaction with any party other than ESB or one if its subsidiaries or withdraws or modifies (or announces that it intends to do so) in any manner adverse to ESB its recommendation that SHS's stockholders approve the reorganization agreement;

     . any person other than ESB and certain parties owning in excess of 15% of SHS's common stock on July 21, 1999 acquire beneficial ownership of 15% or more of SHS's outstanding common stock;

     . any party other than ESB or one of its subsidiaries make a public proposal to SHS or its shareholders to undertake an acquisition transaction;

     . any person other than ESB or its subsidiaries files a registration statement or tender offer materials with the SEC calling for an "acquisition transaction" with SHS;

     . after a party approaches SHS concerning an acquisition transaction, SHS breaches the reorganization agreement in a manner which would permit ESB to terminate the reorganization agreement; or

     . any person other than ESB or its subsidiaries files regulatory applications calling for an acquisition transaction with SHS (each of the foregoing events constituting an initial triggering event) and after such initial triggering event occurs:

            . any person acquires 25% or more of SHS's outstanding common stock;

            . SHS terminates the reorganization agreement to pursue the acquisition transaction; or

            . a person proposing an acquisition transaction acquires 15% or more of SHS's outstanding common stock.

     For purposes of the stock option agreement, an acquisition transaction means:

     .  a merger or consolidation involving SHS;

     . a purchase, lease or sale by SHS of all or a substantial portion of its assets or deposits;

     . a purchase or other acquisition by any person of 15% or more of SHS's outstanding voting securities; or

     .  any similar transaction.

     If a triggering event has not yet occurred, the stock option agreement will terminate:

     .  at the completion of the merger;

     . upon termination of the reorganization agreement, unless the reorganization agreement is terminated by ESB due to a willful breach of the reorganization agreement by SHS; or

     . 12 months after the termination of the reorganization agreement if the reorganization agreement is terminated by ESB because of a willful breach by SHS or after the occurrence of an initial triggering event.

     The stock option agreement is intended to increase the likelihood that the merger will be completed. Consequently, certain aspects of the stock option agreement may have the effect of discouraging persons who might now or prior to the completion of the merger be interested in acquiring all of or a significant interest in SHS from considering or proposing such an acquisition. The acquisition of SHS or a significant interest therein, or an agreement to acquire all or part of SHS, could cause the option granted under the stock option agreement to become exercisable. The existence of the stock option agreement could significantly increase the cost to a potential acquiror of acquiring SHS compared to its cost had the stock option agreement not been entered into. Such increased cost might discourage a potential acquiror from considering or proposing an acquisition. Moreover, SHS's management believes that the exercise of the option granted under the stock option agreement is likely to prohibit any acquiror from accounting for an acquisition of SHS using the pooling-of-interests accounting method for a period of two years following such exercise. Consequently, the existence of the stock option agreement may deter significantly, or completely prevent an acquisition of SHS by certain other companies. The SHS board took this factor into account before approving the merger stock option agreement. See "The Merger-SHS's Reasons for the Merger-Recommendation of the SHS Board of Directors."

Stockholders Agreement

     In conjunction with the reorganization agreement and the option agreement, ESB has also entered into a stockholders agreement with each of the directors and certain officers of SHS. Pursuant to such stockholders agreement, the directors and certain officers of SHS have agreed, among other things, not to sell, pledge, transfer or otherwise dispose of his or her shares of SHS common stock prior to the record date established in connection with the special meeting and to vote such shares of SHS common stock in favor of the reorganization agreement, and against any plan or proposal pursuant to which SHS is to be acquired by or merged with, or pursuant to which SHS proposes to sell all or substantially all of its assets and liabilities to, any person, entity or group (other than ESB or any affiliate thereof).

           BENEFICIAL OWNERSHIP OF SHS COMMON STOCK BY SHS MANAGEMENT

     The following table includes, as of the record date, certain information as to the SHS common stock beneficially owned by (i) the only persons or entities, including any "group" as that term is used in Section 13(d)(3) of the Exchange Act, who or which were known to SHS to be the beneficial owner of more than 5% of the issued and outstanding SHS common stock, (ii) the directors of SHS, (iii) certain executive officers of SHS, and (iv) all directors and executive officers of SHS as a group.

                                                                Number of Shares
                                                            Beneficially Owned as of    Percent of Shares
                    Beneficial Owner                        September 30, 1999 (1)         Outstanding
------------------------------------------------------    --------------------------    -----------------
Spring Hill Savings Bank, FSB                                        65,455                    8.5%
Employee Stock Ownership Plan Trust

Jeffrey L. Gendell                                                   69,900(2)                 9.1%
Tontine Financial Partners, L.P.
Tontine Management, L.L.C.
Tontine Overseas Associates, L.L.C.
200 Park Avenue, Suite 3900
New York, New York 10166

Directors:
  Guy Dille                                                           7,140(5)                  *
  George C. Dorsch                                                    6,493(5)                  *
  Edward W. Preskar                                                   6,640(5)                  *
  Thomas F. Angotti**                                                17,062(3)(5)             2.22%
  Vincent C. Ashoff***                                               14,311(4)(5)             1.86%
  Charles W. Hergenroeder III                                         2,940(5)                  *

All directors and executive officers of SHS as a group               54,586(5)                7.11%
 (six persons)

_______________

*    Represents less than 1% of the outstanding SHS Common Stock.
**   Mr. Angotti is also chief executive officer of SHS.
***  Mr. Ashoff is also chief financial officer of SHS.
(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of SHS common stock if he or she has voting or investment power with respect to such security. The table includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power. Shares held in accounts under the Spring Hill Savings Bank's ESOP, as to which the holders have voting power but not investment power, are included as follows: Mr. Angotti, 1,109 shares; and Mr. Ashoff, 812 shares.
(2) Information concerning the shares owned by Mr. Gendell and related entities was obtained from a Schedule 13D dated December 3, 1997. According to this filing, Mr. Gendell, has shared voting and dispositive power with respect to 69,900 shares, Tontine Financial Partners, L.P. has shared voting and dispositive power with respect to 54,000 shares, Tontine Management, L.L.C. has shared voting and dispositive power with respect to 54,000 shares, and Tontine Overseas Associates, L.L.C. has shared voting and dispositive power with respect to 15,900 shares.
(3)  Includes 3,825 shares owned by Mr. Angotti's spouse.
(4)  Includes 3,500 shares owned by Mr. Ashoff's spouse.
(5) Includes restricted stock granted under the management recognition and development plan.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SHS

     Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and
results of operations of SHS.   The information contained in this section should
be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere herein.

General

     SHS is a unitary savings and loan holding company incorporated under the laws of the Commonwealth of Pennsylvania for the purpose of serving as the holding company of Spring Hill Bank. Spring Hill Savings Bank converted from mutual to stock form on September 30, 1997, and became a wholly-owned subsidiary of SHS. In connection with the conversion, SHS completed the sale of 819,950 shares of SHS Common Stock at $10 per share and received proceeds of $7,059,047, which is net of conversion costs of $484,493 and $655,960 loaned to Spring Hill Savings Bank's Employee Stock Ownership Plan ("ESOP") for the purchase of shares in the conversion. SHS's principal business has been limited to the business of Spring Hill Savings Bank. To aid in the comparative analysis, SHS's operations are measured against those of Spring Hill Savings Bank for periods preceding SHS's formation.

Operating Strategy

     Spring Hill Savings Bank's principal business consists of attracting deposits from the general public in the areas surrounding its branch offices and using those funds, together with funds generated from operations and borrowings, to originate residential mortgage loans secured by owner occupied and non-owner occupied one-to-four family properties within Spring Hill Savings Bank's primary market area. To a lesser extent, Spring Hill Savings Bank also originates loans secured by multi-unit buildings, single-family builder construction, and commercial real estate properties, as well as secured and unsecured consumer installment loans. During 1998, Spring Hill Savings Bank increased the level of construction/permanent financing to borrowers for new construction of single-family properties. These construction loans, referred to as "owner-builder" loans, are based on a plan and materials package provided by a nationally recognized company and are highly structured in which the owner functions as the general contractor with loan disbursements scheduled upon regular inspections. These loans convert into permanent mortgages of a fixed term after the completion of construction. The total of these owner-builder commitments originated in 1998 was $4,777,000 of which $2,591,000 had been disbursed as of December 31, 1998. As of December 31, 1998, one loan with a total commitment balance of $115,000 had been completed and converted to a permanent mortgage.
To complement its loan portfolio and to assist in asset/ liability management, Spring Hill Savings Bank maintains a portfolio of investment and mortgage-backed securities.

     Spring Hill Savings Bank has been, and intends to continue to be, a community oriented financial institution. Spring Hill Savings Bank's goals include: (1) serving the borrowing and savings needs of Spring Hill Savings Bank's communities, (2) maintaining strong asset quality, (3) controlling the exposure of earnings to fluctuations in interest rates, and (4) maintaining a stable and adequate stream of earnings.

     The profitability of Spring Hill Savings Bank's operations depends primarily on its net interest income, which is the difference between the interest income it receives on its interest-earning assets, principally loans, mortgage backed securities and other investments, and the interest expense on its interest-bearing liabilities, principally deposits and borrowings. Spring Hill Savings Bank's net income is also affected by its level of non-interest income, non-interest expenses, its provision for loan losses, and income taxes. Non-interest income is comprised of service fees, gain/(loss) on the sale of securities and miscellaneous fees and income. Non-interest expenses include compensation and employee benefits, occupancy and equipment expenses, data processing expenses, deposit insurance premiums and other miscellaneous operating costs.

     The financial condition and results of operations of Spring Hill Savings Bank are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general demand for and supply of credit, competition among the varied lenders and the level of interest rates in Spring Hill Savings Bank's market areas. Spring Hill Savings Bank's deposit flows and cost of funds are influenced by prevailing market rates of interest, including competing types of investments, as well as account maturities and the levels of personal income and savings within Spring Hill Savings Bank's market area.

Comparison of Financial Condition

     Total assets increased $1,759,000, or 2.0%, from $89,414,000 at December 31, 1998 to $91,173,000 at June 30, 1999. This growth is the result of increases in the total investment portfolio and in the balance of loans receivable. These increases were partially offset by the change in cash and cash equivalents, which decreased $847,000, or 10.7%, from $7,949,000 at December 31, 1998 to $7,102,000 at June 30, 1999. The total investment portfolio, inclusive of mortgage-backed securities and exclusive of short-term investments, increased $1,780,000 or 8.3%, from $21,340,000 at December 31, 1998 to $23,120,000 at June 30, 1999. During the same period, loans receivable increased $1,096,000, or 1.9%. The divestment of funds from cash and cash equivalents and the funds received from the increase in deposits were used to fund investment security purchases as well as loan originations.

     Total assets increased by $1,162,000, or 1.3%, to $89,414,000 at December 31, 1998 from $88,252,000 at December 31, 1997. Cash and cash equivalents, investment securities and mortgage-backed securities increased an aggregate $1,597,000, or 5.8%, to $29,289,000 at December 31, 1998 from $27,692,000 at
December 31, 1997. During the year, loans receivable decreased $618,000, or 1.1%, to $57,307,000 from $57,925,000. Interest rates have remained at lower levels since declining in the fourth quarter of 1997. This lower rate environment has resulted in higher levels of loan refinancings and early repayments. The modest decline in loan balances is the result of principal repayments and prepayments exceeding the level of new loan disbursements during the year. During 1998, Spring Hill Savings Bank provided an increased level of construction/permanent financing to borrowers for new construction of single-family properties. Referred to as "owner-builder", these loans convert to permanent financing after completion of the construction project. The total of these owner-builder commitments originated in 1998 was $4,777,000 of which $2,591,000 had been disbursed as of December 31, 1998.

     During the first six months of 1999, total liabilities increased $1,615,000, or 2.1%, to $79,428,000. Total deposits increased $1,914,000, or
2.8%, during the period. The increase in deposits was partially offset by a modest decline in non-deposit liabilities, primarily borrowed funds. The increase in advances by borrowers for taxes and insurance results from a timing difference in the monthly receipt of these escrowed funds from Spring Hill Savings Bank's mortgage customers and the payment of tax bills on the respective properties.

     Total liabilities increased $1,576,000, or 2.1%, during 1998 from $76,237,000 to $77,813,000. Deposits increased $3,153,000, or 4.9%, to
$67,666,000 at December 31, 1998 from $64,513,000 at December 31, 1997.  On
March 16, 1998, Spring Hill Savings Bank opened a branch office in Pittsburgh's Brighton Heights community. Deposits at this new location totaled $2,341,000 at December 31, 1998. The increase in deposits was partially offset by a reduction in borrowed funds which occurred in the form of a slight decline to Federal Home Loan Bank ("FHLB") borrowings and repayment of the remaining principal balance on the Collateralized Mortgage Obligation ("CMO"). Collectively, these borrowings declined $1,514,000 during the year, or 14.8%, to $8,743,000.

     Total stockholders' equity declined $415,000, or 3.4%, from $12,015,000 at December 31, 1997 to $11,600,000 at December 31, 1998. Stockholders' equity decreased primarily from SHS's repurchase of its outstanding common shares to establish the Management Recognition and Development Plan ("MRDP") and to establish Treasury stock in accordance with a stock repurchase plan that received regulatory approval on November 24, 1998. The decline in stockholders' equity related to the stock repurchase and creation of the MRDP was partially offset by the increase in retained earnings.

     The repurchase plan was initiated so that the establishment of the MRDP would not be dilutive through the issuance of additional shares. The repurchase plan allows for the acquisition through open market purchases and unsolicited transactions of up to 14% of the outstanding common, or 114,793 shares. During December 1998, SHS repurchased 32,798 shares of it's common stock at an average price of $12.875 to fund the MRDP. Additionally, during this period SHS repurchased 45,152 shares of its common stock, at an average cost of $12.8955 per share, to be maintained in treasury.

     Retained earnings increased $378,000, or 7.6%, from $4,960,000 at December 31, 1998 to $5,338,000 at December 31, 1997. This increase results from 1998 net income of $476,000, less dividends paid during the year of $98,000. Dividends were paid on outstanding shares, excluding the unreleased ESOP shares.

Comparison of Operating Results for the Six Months Ended June 30, 1999 and 1998

     Net Income. Net income decreased $52,000 to $262,000 for the six months ended June 30, 1999 compared to $314,000 for the same period in 1998. This decline was primarily due to a decrease in noninterest income, largely the result of a one time gain on property of $66,000 that was realized in 1998. Additionally, noninterest expense increased in 1999 compared to 1998 but this was partially offset by an increase in net interest income.

     Net Interest Income. Net interest income increased $47,000, or 3.3%, from $1,434,000 for the six months ended June 30, 1998 compared to $1,481,000 for the comparable period in 1999. The improved net interest income for the comparable periods is the result of decreased interest expense, partially offset by a decrease in interest income. The interest rate spread, or the difference between the weighted average yields on interest earning assets and interest bearing liabilities, improved to 2.88% in the first six months of 1999 compared to 2.79% for the same period in 1998 as the yields on assets declined less than the yield costs on liabilities. The improvement in the interest rate spread is due to the lower weighted average yield on interest bearing liabilities as a result of the improved liability structure from the payoff of the higher costing CMO debt in October 1998.

     Interest Income. Total interest and dividend income for the first six months decreased $21,000, or 1.0%, in 1999 as compared to 1998. The decrease in interest income was due to the decrease in the yield earned on these assets. Although the average of interest-earning assets for the period ended June 30, 1999 exceeded average interest-earning assets for the same period in 1998 by $2,756,000, the yield earned on these assets declined 29 basis points (0.29%) to 7.54% in 1999 compared to 7.83% in 1998. This reduction in yield is due to the lower reinvestment rates prevalent in the market compared to the yields on the principal repayments on the loan and investment portfolio.

     Interest Expense. Total interest expense for the period decreased $68,000, or 3.6%, to $1,828,000 in 1999, as compared to $1,896,000 in 1998. This decrease resulted from the difference in interest expense recognized on the CMO debt, which was paid-off in October 1998. Additionally, the lower rate environment resulted in a reduced yield paid on deposits. The weighted average yield on deposit accounts declined 28 basis points (.28%) to 4.48% for the first six months of 1999 compared to 4.76% in 1998. This, however, was offset by growth in deposit balances. Average deposits for the first six months of 1999 increased $3,936,000 to $69,914,000 as compared to $65,978,000 for the comparable period in 1998.

     Provision for Loan Losses. No provision for loan losses was charged to earnings for the six months ended June 30, 1998 compared to $27,000 during the same period in 1999. The additional provision expensed this period was due to the reduction in the allowance for loan losses as a result of net charge-offs of $42,000 realized during the period.

     Non-interest Income. Total non-interest income decreased $72,000, or 60.5%, to $47,000 in 1999, as compared to $119,000 in 1998. The decrease was the result of a one-time gain of $66,000 that was realized on property acquired during the first quarter of 1998. The gain was due to the value of the property exceeding the acquisition cost. Spring Hill Savings Bank has used the property to open a new branch location.

     Non-interest Expense. Total non-interest expense for the first six months increased by $32,000 to $1,073,000 in 1999 compared to $1,041,000 in 1998. This resulted primarily from an increase in compensation and employee benefits expense which was partially offset by a decrease in other operating expenses.

     Compensation and employee benefits expense rose $89,000 in 1999 compared to 1998. This increase is partly due to $41,000 of expense recognized in the first six months of 1999 for the management recognition and development plan that was adopted on October 1, 1998. This expense represents the market price of SHS common stock as of the grant date multiplied by the number of shares earned by all eligible employees during the period. Salary expense also increased in part during the first six months of 1999 as compared to the same period in 1998 due to an increase in staffing for the additional branch opened in March of 1998 as well as from general salary increases.

     Other operating expenses decreased $65,000 in 1999 compared to 1998. This decrease in operating expenses is the result of several factors, including: one time expenses incurred last year which were related to opening a new branch; expenses that were recognized in 1998 for the operation of Spring Hill Funding Corp., the CMO, which was dissolved in December 1998; and, a net gain of $10,000 that was recognized in 1999 from the sale of foreclosed property, whereas in 1998, no gain or loss was recognized.

     Income Taxes. Income tax expense decreased $31,000 to $166,000 in 1999 as a result of the lower level of pre-tax income.

Comparison of Operating Results for the Years Ended December 31, 1998 and 1997

     Net Income. SHS had net income of $476,000 for the year ended December 31, 1998, compared to net income of $71,000 in 1997. The increase in net income for 1998 was the result of an extraordinary charge of $563,000 (net of related income tax benefit of $400,000) that was recorded in the three month period ended March 31, 1997. The extraordinary loss was recorded upon the purchase and extinguishment of a significant portion of Spring Hill Savings Bank's CMO debt issuance. After tax income before the extraordinary charge was $476,000 for December 31, 1998, compared to $633,000 at December 31, 1997. This decline of $157,000 was the result of a non-recurring charge of $119,000 that was taken in 1998 to close the defined benefit plan ("Pension Plan") and an increase to noninterest expense, that was only partially offset by an increase in net interest income.

     Net Interest Income. Net interest income increased $339,000, or 13.2%, from $2,567,000 for the twelve months ended December 31, 1997 to $2,906,000 for 1998. The improved net interest income was primarily the result of the higher average level of interest earning assets to interest bearing liability balances. For the twelve months ended December 31, 1998, the ratio of average interest earning assets to average interest bearing liabilities was 113.2% as compared to 105.9% in 1997. The twelve month average balance of interest earning assets less interest bearing liabilities increased $5,311,000 to $9,905,000 in 1998. This increase resulted from the higher level of capitalization in 1998 which is primarily due to the proceeds received from the stock offering on September 30, 1997. The interest rate spread, or the difference between the weighted average yields on interest earning assets and interest bearing liabilities, remained unchanged. Both the twelve months ended December 31, 1998 and 1997 yielded an interest spread of 2.83% as lower average asset yields were offset with lower average liability costs.

     Interest Income. Total interest income increased $57,000, or 0.9%, in 1998 as compared to 1997. This modest increase in interest income was primarily the result of an increase in the average level of interest earning assets which were $2,807,000 higher in 1998 as compared to 1997. Although the average level of interest earning assets increased during 1998, asset yields declined 20 basis points (.20%) from 8.03% for the year ended 1997 to 7.83% in 1998 due to the lower market interest rates. Interest income on loans receivable and dividends from FHLB stock were essentially unchanged for the two years. Interest income on mortgage backed securities declined $199,000 in 1998 as compared to the year 1997. This decline was partially offset by an increase to interest income on investment securities of $148,000 in the year 1998 as compared to 1997.
Interest on deposits with other banks increased $120,000 in 1998 as compared to 1997.

     Interest Expense. Total interest expense declined $282,000, or 7.0%, in 1998 to $3,754,000 as compared to $4,036,000 in 1997. Interest expense declined $150,000 due to the lower average cost on interest bearing liabilities. This lower cost of funds resulted from the reduction of the CMO debt relative to deposits and FHLB advance borrowings. Interest expense on the CMO decreased $269,000 between the two years. This shift in the composition of liabilities resulted in a reduction in interest cost. The yield cost on average interest bearing liabilities was 5.00% during 1998 compared to 5.20% for 1997 a decline of 20 basis points matching the decline in the yield on assets. Additionally, interest expense declined $130,000 between the two years due to the $2,505,000 decline in the average balance of interest bearing liabilities in 1998 as compared to 1997.

     Provision for Loan Losses. Provision for loan losses totaled $20,000 in 1998 as compared to $70,000 in 1997. This was due to the improved level of recoveries versus loan charge-offs between the two years. During 1998, net charge-offs to the allowance for loan losses totaled $19,000. In 1997, net loan charge-offs totaled $44,000 while additional provisions for loan losses were established due to the growth in the loan portfolio.

     Non-interest Income. Non-interest income decreased $17,000 to $175,000 in 1998 compared to $192,000 in 1997. The decrease was the result of a one-time gain of $123,000 that was realized in 1997 on the early redemption of a CMO residual investment. This was partially offset by the increase in other income in the first quarter of 1998, which resulted primarily from a one-time gain of $66,000 that was realized on property acquired during the period. There was a gain because the value of the property exceeded the acquisition cost. Spring Hill Savings Bank acquired the property and opened a new branch location on March 16, 1998. Additionally, other income increased as a result of fees related to construction inspections for the owner-builder loans.

     Non-interest Expense. Total non-interest expense increased by $609,000 to $2,262,000 in 1998 compared to $1,653,000 in 1997. The significant increase in non-interest expense resulted from the implementation of new benefit programs, a non-recurring charge to close Spring Hill Savings Bank's pension plan, expenses related to the first year of operating as a public company, and expenses related to the opening of a new branch.

     Compensation and employee benefits rose $254,000 in 1998 compared to 1997. The increase in compensation expense is partly due to ESOP expense of $97,000 in 1998, as compared to $27,000 in 1997. This increase reflects a full year's expense compared to three months in 1997. Additionally, compensation expense of $82,000 was recognized during the fourth quarter of 1998 for the allocation of shares in connection with the MRDP, adopted October 1, 1998. The plan consists of 32,798 shares of SHS's common stock that were granted to the plan participants subject to vesting. One-quarter of the shares will be released every January 1, beginning in 1999 and continuing through 2002. The $82,000 expense represents the accrual for the release of 8,200 shares on January 1, 1999 at a par value of $10 per share. This $82,000 expense will again be recognized in the three succeeding calendar years. Compensation expense also increased in 1998, as compared to 1997, due to an increase in staffing for the additional branch opened in March 1998, as well as annual employee salary increases.

     During 1998, Spring Hill Savings Bank received the required approvals and had an actuarial analysis performed to establish final distributions from the Pension Plan. In closing the Pension Plan, Spring Hill Savings Bank incurred a one-time charge of $119,000. The plan was closed to reduce the future benefit expenses related to the pension in order to offset a portion of future ESOP expense.

     Occupancy and equipment expenses increased $42,000 to $250,000 in 1998. This increase results from expenses related to renovations to the Beechview office, the relocation of the North Shore offices and expenses related to opening the new branch office. Professional fees increased $39,000 to $114,000 in 1998 as compared to $75,000 in 1997. The increase results in part from fourth quarter expenses of $12,000 associated with the termination of Spring Hill Savings Bank's financing subsidiary. The remaining increase results primarily from various expenses related to completing and submitting the required filings as a public company. Data processing expenses increased $24,000 to $214,000 in 1998 as compared to $190,000 in 1997 as a result of higher processing costs, increased check and deposit activity and increased transaction processing costs related to the addition of two ATM's. Other operating expenses increased $131,000, comprised in part of increased marketing expenses, higher printing costs for promotional materials and shareholder publications, other expenses related to being a public company including stock transfer services and year 2000 related expenses.

     Income Taxes. Income tax expense decreased $79,000 to $324,000 in 1998 as a result of the decrease in pre-tax income.

Impact of Inflation and Changing Prices

     The financial statements and related financial data presented herein have been prepared in accordance with GAAP, which requires measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

     Unlike most industrial companies, virtually all of Spring Hill Savings Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

Average Balances, Interest, and Yields/Cost

     The table below sets forth certain information for the years and at the date indicated. This information includes average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. Such yields and costs for the years indicated are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the years presented.

                                              As of
                                           December 31,                          Year Ended December 31,
                                           ------------  -------------------------------------------------------------------------
                                               1998                    1998                                  1997
                                           ------------  ------------------------------------  -----------------------------------
                                             Weighted    Average   Interest and     Average    Average   Interest and     Average
                                            Yield/Rate   Balance     Dividends    Yield/Cost   Balance     Dividends    Yield/Cost
                                           ------------  --------  ------------  ------------  --------  ------------  -----------
                                                                           (Dollars in thousands)
Interest-earning assets:
 Loans receivable (1)....................       8.29%     $56,851      $4,816         8.47%     $56,355      $4,828         8.57%
 Investment securities(2)................       6.61        5,407         354         6.55        2,937         206         7.01
 Mortgage-backed securities..............       6.83       16,566       1,139         6.88       18,992       1,338         7.05
 Other interest-earning assets...........       4.92        6,226         351         5.64        3,959         231         5.83
                                                          -------      ------                   -------      ------
  Total interest-earning assets..........       7.69       85,050       6,660         7.83       82,243       6,603         8.03
Non-interest-earning assets..............                   2,902                                 2,418
                                                          -------                               -------
   Total assets..........................                 $87,952                               $84,661
                                                          =======                               =======

Interest-bearing liabilities:
 NOW and money market accounts...........       2.68       10,036         289         2.88        9,950         286         2.87
 Savings accounts........................       3.17       12,382         382         3.09       13,136         409         3.11
 Time certificates of deposit............       5.53       43,939       2,489         5.66       43,415       2,467         5.68
 Collateralized mortgage obligation......         --          598          73        12.21        2,921         342        11.71
 Borrowed funds..........................       6.14        8,189         521         6.36        8,227         532         6.47
                                                          -------      ------                   -------      ------
  Total interest-bearing liabilities.....       4.73       75,144       3,754         5.00       77,649       4,036         5.20
Non-interest-bearing liabilities.........                     492                                   530
                                                          -------                               -------
   Total liabilities.....................                  75,636                                78,179
                                                          -------                               -------
  Total equity...........................                  12,316                                 6,482
                                                          -------                               -------
   Total liabilities and total equity....                 $87,952                               $84,661
                                                          =======                               =======
Net interest income......................                              $2,906                                $2,567
                                                                       ======                                ======

Interest rate spread.....................       2.96%                                 2.83%                                 2.83%
Net interest margin(3)...................                                             3.42                                  3.12
Average interest-earning assets to
 average interest-bearing liabilities....                                           113.18                                105.92


_________________

(1)  Average balances include non-accrual loans.
(2) Average balances include investment securities held to maturity, available for sale and short-term investments.
(3)  Net interest income divided by average interest-earning assets.

Rate/Volume Analysis

     The following table sets forth the effects of changing rates and volumes on the interest income and interest expense of Spring Hill Savings Bank for the years indicated. Information is provided for each category of interest-earning asset and interest-bearing liability with respect to: (i) effects attributable to changes in rate (changes in rate multiplied by prior year's volume); (ii) effects attributable to changes in volume (changes in volume multiplied by prior year's rate); and (iii) effects attributable to changes in rate/volume (changes in rate multiplied by changes in volume).

                                         Year Ended December 31, 1998
                                        Compared to December 31, 1997
                                    -------------------------------------
                                     Increase (Decrease) Due to
                                    -----------------------------
                                    Volume    Rate    Rate/Volume    Net
                                    ------   ------   -----------   -----
                                               (In thousands)
Interest Income:
   Loans receivable...............  $  43    $ (56)      $  1       $ (12)
   Investment securities..........    173      (14)       (12)        147
   Mortgage-backed securities.....   (171)     (32)         3        (200)
   Other interest-earning assets..    132       (8)        (2)        122
                                    -----    -----       ----       -----

    Total interest income.........    177     (110)       (10)         57
                                    -----    -----       ----       -----

Interest Expense:
   NOW and money market accounts..      2        1          0           3
   Savings accounts...............    (23)      (3)         0         (26)
   Time certificates of deposit...     30       (9)         0          21
   Collateralized mortgage
    obligation....................   (272)      15        (12)       (269)
   Borrowed funds.................     (2)      (9)         0         (11)
                                    -----    -----       ----       -----

    Total interest expense........   (265)      (5)       (12)       (282)
                                    -----    -----       ----       -----

Net Change in Interest Income.....  $ 442    $(105)      $  2       $ 339
                                    =====    =====       ====       =====

Liquidity and Capital Resources

     SHS's primary sources of funds are Spring Hill Savings Bank's deposits, amortization and prepayment of loans, maturities of, and repayments from investment securities, and funds provided from operations. While scheduled loan repayments are a relatively predictable source of funds, loan prepayments and deposit flows are influenced by general interest rates, economic conditions and competition. In light of these exogenous variables and to provide an adequate source of funding for its operations, Spring Hill Savings Bank maintains a varying level of funds in overnight deposits, as well as a credit facility through the Federal Home Loan Bank ("FHLB") of Pittsburgh. This available credit arrangement with the FHLB provides for a maximum borrowing capacity of up to $53,585,000 at June 30, 1999. Spring Hill Savings Bank had outstanding term borrowings from the FHLB of $8,363,000 at June 30, 1999.

     At June 30, 1999, Spring Hill Savings Bank had $4,916,000 in outstanding mortgage, credit lines and construction loan commitments. Management believes it has adequate sources to meet its funding requirements. Additionally, Spring Hill Savings Bank is required to maintain long term liquidity in excess of a prescribed minimum regulatory ratio of 4% of net withdrawable accounts. As a matter of practice, Spring Hill Savings Bank normally maintains liquidity in excess of the regulatory minimums. At June 30, 1999 this ratio was 9.10%.

     Management monitors risk-based capital and leverage ratios in order to assess compliance with regulatory guidelines. Management believes, as of June 30, 1999, that SHS and Spring Hill Savings Bank meet all capital adequacy requirements to which they are subject. At June 30, 1999, Spring Hill Savings Bank had risk-based capital of 24.12% and a leverage capital ratio of 10.98% of tangible assets. SHS's and Spring Hill Savings Bank's GAAP capital ratios as of the same date were 12.88% and 10.98%, respectively.

Asset and Liability Management

     Management seeks to limit the exposure of Spring Hill Savings Bank's earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. Spring Hill Savings Bank's management meets at least quarterly to review the asset/liability policies and interest rate risk position of Spring Hill Savings Bank. This quarterly review includes analysis of certain interest rate risk measurement reports provided by the Office of Thrift Supervision. Using data from Spring Hill Savings Bank's quarterly reports provided to the OTS, Spring Hill Savings Bank receives a report which measures interest rate risk by modeling the change in Net Portfolio Value ("NPV") over a range of up and down 4% in interest rates. NPV is the difference in the present value of expected cash flows from assets, liabilities and off-balance sheet items. The calculation is intended to reflect the impact on NPV given an immediate and sustained change in interest rates without giving effect to any remedial steps that management might take to reduce the impact.

     The following table is provided by the OTS and illustrates the change in NPV at December 31, 1998, based on OTS assumptions, including those mentioned above.

                                                   NPV as % of Portfolio
Change in Rates                 NPV                   Value of Assets
---------------    ------------------------------  --------------------
                   $ Amount  $ Change   % Change   NPV Ratio    Change
                   --------  ---------  ---------  ----------  --------
+400                $ 6,899   $(4,355)       (39)%      8.24%     (432)bp
+300                  8,170    (3,084)       (27)       9.57      (299)
+200                  9,425    (1,829)       (16)      10.83      (173)
+100                 10,488      (767)        (7)      11.86       (70)
No Change            11,255        --         --       12.56        --
(100)                11,810       556          5       13.03        47
(200)                12,301     1,046          9       13.42        86
(300)                12,967     1,712         15       13.97       141
(400)                13,530     2,275         20       14.41       185

     In the above table, the first column on the left presents the change in rates in basis points (1 basis point is equal to .01%). The second column presents the overall dollar valuation of NPV for each assumed interest rate level. The third and fourth columns present Spring Hill Savings Bank's change in the NPV in dollar and percentage terms for the various interest rate levels. The final two columns reflect the ratio of NPV to the portfolio value of total assets and the change in that ratio in basis points for each of the assumed interest rate levels.

     The following table is also provided by the OTS. It summarizes, by comparison, the key interest rate sensitivity measures for both December 31, 1998 and December 31, 1997.

                                            December 31, 1998   December 31, 1997
                                            -----------------   -----------------
NPV Ratio at No Change in Rates...........        12.56%              13.33%

Risk Measures: 200 Basis Point Rate Shock:

Exposure Measure: Post-Shock NPV Ratio....        10.83%              11.69%
Sensitivity Measure: Change in NPV Ratio..         (173)bp             (164)bp

     Spring Hill Savings Bank's measures of interest rate sensitivity have increased modestly between year end 1997 to year end 1998 with the sensitivity measure, or change in the NPV ratio for a change in rates of 200 basis points, increasing from (164) basis points to (173) basis points. This measured increase in exposure is within prescribed policy limits and is the result of Spring Hill Savings Bank's increased capacity for greater levels of exposure due to the level of capital and its pre-shock valuation. This increased capacity is reflected in the comparison of the change in NPV for year end 1998 and 1997 with a 200 basis point change in rates. For December 31, 1998, NPV was calculated to change ($1,829,000) which equated to (16)% of the pre-shock NPV of $11,255,000, this compares to 1997 levels of ($1,841,000), or a similar (16)%, of the pre-shock NPV which was $11,739,000.

Data Processing Issues for the Year 2000

     Many older computer systems, programs and applications use two digits to identify the year. Such systems, if they are not adapted to appropriately identify years beyond 1999, could fail or produce erroneous results by the year 2000. In order to diminish the exposure to this processing risk, Spring Hill Savings Bank has adopted a multiphase plan for achieving year 2000 readiness. The following summarizes the plan's five phases and provides a brief description of the progress:

     1. Awareness - Involved Company wide educational initiatives. This phase is completed.

     2. Assessment - Essentially completed in 1997, this involved a review of all internal systems, equipment, external service dependencies and other third party risks with assignment of ratings for each item as to criticality for Spring Hill Savings Bank's operations.

     3. Remediation - Involving systems upgrading for year 2000 processing compliance and/or readiness. Spring Hill Savings Bank has completed this phase. Mission critical systems were completed early this year and non-mission critical system and equipment renovations and upgrading was also completed this year.

     4. Testing - This involved testing and validating the accuracy of results of our internal systems and participating in testing by our primary third party service provider. Additionally, Spring Hill Savings Bank's other service providers performed their own internal as well as interoperative testing with other third parties and provided documentation of the effectiveness of these tests. Spring Hill Savings Bank has completed this phase for mission critical operations and is substantially complete for non-mission critical areas.

     5. Implementation - This involves bringing year 2000 compliant and/or ready systems into operation. Spring Hill Savings Bank and its significant third party service providers are well in to this phase.

     From June 1997 through July 26, 1999, Spring Hill Savings Bank has incurred year 2000 related expenses of $24,000. Additional expenses related to customer awareness and contingency planning efforts are not anticipated to exceed $15,000 through 1999, inclusive of allocated employee time. Possible contingent costs in the year 2000 are currently estimated at $14,000. A more complete status of management's efforts follows.

     Based upon management's year 2000 planning process, Spring Hill Savings Bank has various levels of year 2000 processing risk in three general areas:
(i) third party service providers, (ii) Spring Hill Savings Bank's internal computer systems and equipment, and (iii) borrowers of Spring Hill Savings Bank who are dependent upon computer systems.

     Third party service providers. As with most financial companies, Spring Hill Savings Bank is highly dependent on a broad mix of external data service providers and interchanges, however, much of the material data processing of Spring Hill Savings Bank that could be affected by this problem is provided by a national third party service bureau and, to a lesser extent, two additional third party service providers. Although dependent upon the three companies each is a significant nationally recognized leader in their market. Nevertheless, Spring Hill Savings Bank is highly dependent upon their progress toward achieving a comprehensive processing solution. A significant component of Spring Hill Savings Bank's plan is to monitor the progress of the remedial actions that have been implemented and are being implemented by these service providers to achieve proper system functioning. In connection with these efforts, Spring Hill Savings Bank's primary service provider has reported that substantially all of the necessary remediation was completed as of June 30, 1998. Additionally, the testing process for their system was essentially completed by September 30, 1998. Spring Hill Savings Bank was actively involved in the testing process, including sending representatives to participate in the user acceptance proxy testing. Testing with our primary service provider also included an on-line connectivity test on August 16, 1998 which involved both Spring Hill Savings Bank and our service bureau rolling our system dates to March 31, 2000 and conducting sample transaction postings to back-up customer files. Additionally, a follow-up on-line test was conducted on July 25, 1999 using an on-line test date of January 3, 2000. This recent test allowed the bank to test all of our branches for connectivity as well as to test the current system upgrade that will be in production at December 31, 1999. The resulting activity reports, transaction postings and interest calculations have been reviewed and revealed no exceptions. User institutions from other regions tested on-line with our service provider on alternate dates and tested other dates in 2000 including the leap year date of February 29, 2000. No exceptions have been noted from these tests either. The other two service providers perform wire services, check processing, securities safekeeping and ATM driving and transaction processing on behalf of Spring Hill Savings Bank. Both service providers have reported substantially complete remediation and testing. An additional important component to the testing process is integration testing, or testing the interface between two of these third party providers. Mission critical third party integration testing has been completed with no reported year 2000 problems.

     Internal systems and equipment. Internally, Spring Hill Savings Bank has tested and determined that mission critical computer hardware and programs are year 2000 ready. Additionally, Spring Hill Savings Bank has no in-house developed programs or customized software and the only items that remain to be replaced are part of ongoing technological upgrades that are in the normal course of business. As of February 15, 1999, the bank completed remedial upgrades to mission critical branch platform equipment and conducted tests that verified year 2000 readiness. Testing of upgrades will continue on non-mission critical systems through September 30, 1999.

     Borrowers with computer system dependency. A review of Spring Hill Savings Bank's borrowers has been performed. Since the loan portfolio is significantly comprised of loans collateralized with residential related property it is not believed by management that the year 2000 problem will, on an aggregate basis, impact Spring Hill Savings Bank's capacity to recover repayment of the debt. Additional customer contact is anticipated to further minimize any risk in this area.

     Despite Spring Hill Savings Bank's best efforts and high level of preparedness there is, nevertheless, the possibility for some service disruptions related to the year 2000. This risk is due to Spring Hill Savings Bank's third party service provider dependencies and the significant amount of external data interfaces within the financial industry, including for instance, various customer payroll direct deposit originating sources. Contingency plans have been developed to address the potential problems that may arise. Should year 2000 related failures prove numerous or sustained for indefinite periods there would be a profound impact on Spring Hill Savings Bank's operations as well as the likelihood of curtailed banking services.

Nonperforming Assets

     The table below presents information concerning nonperforming assets including nonaccrual loans, renegotiated loans, loans 90 days or more past due, other real estate owned, and repossessed assets. A loan is classified as nonaccrual when, in the opinion of management, there are serious doubts about the collectibility of interest and principal, generally when the loan becomes 90 days or more past due. At the time the accrual of interest is discontinued, future income is recognized as payments are received. Restructured loans are those loans for which terms have been renegotiated to provide for a deferral of principal and/or a reduction of interest as a result of deterioration in the borrowers' credit capacity.


                                                     December 31, 1998   December 31, 1997
                                                     -----------------   -----------------
                                                             (Dollars in Thousands)
Loans on nonaccrual basis..........................         $1,471               $ 933
Loans past due 90 days or more.....................             --                   7
                                                            ------               -----
     Total nonperforming loans.....................          1,471                 940
                                                            ------               -----
Real estate owned..................................             41                  13
Repossessed assets.................................             11                  12
                                                            ------               -----
Total nonperforming assets.........................         $1,523               $ 965
                                                            ======               =====
Nonperforming loans as a percent of net loans......           2.57%               1.62%
                                                            ------               -----
Nonperforming assets as a percent of total assets..           1.70%               1.09%
                                                            ------               -----
Restructured loans.................................         $   39               $  99
                                                            ------               -----
Potential problem loans............................         $   --               $ 278
                                                            ------               -----

     During 1998, loans decreased $618,000 while nonperforming loans increased $531,000 and the allowance for loan losses was essentially unchanged. Consequently, the percentage of allowance for loan losses to total loans outstanding remained unchanged at .76%.

     Although nonperforming loan balances increased in 1998, a significant portion of the balances have been in long term workouts. Resolution on certain of these loans is anticipated within the ensuing quarters. Additionally, management regularly reviews these nonperforming loans as well as the collateral property. These reviews continue to be part of the regular assessment of the adequacy of the allowance for loan losses. Potential problem loans consisted of two loans to one borrower. These loans had been outstanding since April 1986 and April 1987. The ongoing effort to reduce the level of underperforming loans translated into resolution of these loans. During the fourth quarter of 1998, a workout plan was completed whereby one of the loans with an outstanding balance of $158,000 was paid-off, inclusive of all delinquent interest and fees, and the other loan brought current.

     Provisions for loan losses are charged to operations to bring the total allowance for loan losses to a level considered by management to be adequate to provide for estimated losses based on management's evaluation of individual loans, economic factors, past loan loss experiences, changes in the composition and volume of the portfolio, and other relevant factors. Management believes the level of the allowance for loan losses at December 31, 1998 is sufficient; however, there can be no assurance that the current allowance for loan losses will be adequate to absorb all future losses.

     Recent Developments. Subsequent to June 30, 1999, management of SHS became aware of a mortgage that was inadvertently satisfied which has resulted in an unsecured position of approximately $80,000 with one borrower. This borrower is presently current on all loan payments that are due under the note and management is working to reinstate its mortgage position and to resecure the loan. However, due to intervening judgments, including a pending civil suit of which the borrower is a party, SHS's security interest is potentially jeopardized exposing SHS to possible future losses of up to $80,000. SHS carries insurance that provides indemnification against losses arising from such errors that could reduce the maximum exposure to $50,000 on a pretax basis. Despite the uncertainty of resolving its security position, management of SHS does not expect any loss that may arise from such failure and subsequent default by the borrower to have a material impact on its operations.

                                BUSINESS OF SHS

General

     SHS, a Pennsylvania corporation, was organized in June 1997 for the purpose of becoming the holding company for Spring Hill Savings Bank upon its conversion from a federal mutual savings bank to a federal stock savings bank.

     Spring Hill Bank, founded in 1893, is a federally chartered savings bank located in Pittsburgh, Pennsylvania. Spring Hill Savings Bank is regulated by the Office of Thrift Supervision, its primary federal regulator, and the Federal Deposit Insurance Corporation, the insurer of its deposits. Spring Hill Savings Bank's deposits are federally insured by the FDIC under the Savings Association Insurance Fund. Spring Hill Savings Bank is a member of the Federal Home Loan Bank System. Spring Hill Savings Bank operates as a community-oriented financial institution that engages primarily in the business of attracting deposits from the general public and using those funds to originate residential mortgage loans within Spring Hill Savings Bank's primary market area. Spring Hill Savings Bank also originates multi-family, construction, commercial real estate and consumer loans.

Market Area

     Spring Hill Savings Bank is headquartered in Pittsburgh, Pennsylvania and operates four full-service offices in the city of Pittsburgh. Most of Spring Hill Savings Bank's depositors reside in the communities surrounding Spring Hill Savings Bank's offices and most of Spring Hill Savings Bank's loans are made to borrowers residing in Allegheny County.

     Pittsburgh is a significant metropolitan market and serves as headquarters to several large manufacturing and service companies. In addition, there are several universities, colleges and teaching hospitals. The economy in the Pittsburgh area experienced a significant restructuring during the early 1980s from a heavy manufacturing and industrial base (notably steel) to a more diversified, service-oriented economy. During this period, many of the area's industrial plants reduced their operations and staff or were closed. Although the economy in the Pittsburgh area has improved in recent periods, there can be no assurance that the economy will continue to improve.

Lending Activities

     General. At December 31, 1998, Spring Hill Savings Bank's total loans receivable amounted to $60.4 million, or 67.5% of total assets. The principal lending activity of Spring Hill Savings Bank is the origination of conventional mortgage loans for the purpose of purchasing or refinancing one- to four-family residential property. At December 31, 1998, $42.2 million, or 69.9%, of Spring Hill Savings Bank's total loan portfolio consisted of loans secured by one- to four-family residential real estate. Including single family loans secured by properties that were under construction, the total of loans secured by one- to four-family properties was $49.0 million. To a lesser extent, Spring Hill Savings Bank also originates multi-family real estate, construction, commercial real estate and consumer loans. Historically, Spring Hill Savings Bank's lending activities have been concentrated in its primary market of Allegheny County, Pennsylvania.

     The maximum amount that Spring Hill Savings Bank will typically lend to one borrower is $500,000. At times, individual loan requests exceed this amount or existing borrowers of Spring Hill Savings Bank seek to finance additional residential housing units as investment properties. Exceptions are made to the loans to one borrower limit by a majority vote of the Directors based on such factors as: the creditworthiness of the borrower, the debt service capacity of the subject properties and of the borrower, and the value of the collateral securing the loan. Typically, these exceptions are for existing borrowers, in which case, the payment history is also considered. During 1998, the Directors approved five exceptions to the $500,000 loans to one borrower limit. The largest of these was an approval up to $875,000 for a borrower who has been with Spring Hill Savings Bank since 1977.

More typical in amount was the second highest exception at $600,000 of which $572,000 was outstanding at December 31, 1998.

     Loan Portfolio Analysis. The following table sets forth the composition of Spring Hill Savings Bank's loan portfolio by type of loan at the dates indicated. Spring Hill Savings Bank had no concentration of loans exceeding 10% of total gross loans other than as disclosed below.

                                                     At December 31,
                                -------------------------------------------------------
                                       1998               1997               1996
                                -----------------  -----------------  -----------------
                                Amount   Percent   Amount   Percent   Amount   Percent
                                -------  --------  -------  --------  -------  --------
                                                     (Dollars in Thousands)
Mortgage loans:
 One- to four-family (1)......  $42,207    69.92%  $44,643    75.50%  $41,778    75.10%
 Multi-family.................    6,301    10.44     6,128    10.37     5,677    10.21
 Construction.................    7,045    11.67     2,606     4.40     1,727     3.10
 Commercial real estate.......    2,669     4.42     3,043     5.15     3,296     5.93
                                -------   ------   -------   ------   -------   ------
   Total mortgage loans.......   58,222    96.45    56,420    95.42    52,478    94.34

Consumer loans:
 Mobile home..................    1,460     2.42     1,890     3.20     2,454     4.41
 Other........................      686     1.13       817     1.38       697     1.25
                                -------   ------   -------   ------   -------   ------
   Total consumer loans.......    2,146     3.55     2,707     4.58     3,151     5.66
                                -------   ------   -------   ------   -------   ------

   Total loans................   60,368   100.00%   59,127   100.00%   55,629   100.00%
                                -------   ======   -------   ======   -------   ======

Less:

Undisbursed portion of loans..    2,502                727                509
Deferred loan origination
 fees (costs) net.............      118                 34                (84)
Allowance for loan losses.....      441                441                415
                                -------            -------             ------
   Loans receivable, net......  $57,307            $57,925            $54,789
                                =======            =======            =======

---------------------------
(1) Includes $1.8 million, $1.7 million and $1.2 million at December 31, 1998, 1997 and 1996, respectively, of home equity loans where the combined loan-to-value ratio of loans secured by the borrowers residence is less than 80%.

     One- to Four-Family Residential Real Estate Lending. The principal lending activity of Spring Hill Savings Bank is the origination of mortgage loans to enable borrowers to purchase existing one- to four-family residential real estate. At December 31, 1998, $42.2 million, or 69.9%, of Spring Hill Savings Bank's total loan portfolio consisted of loans secured by one- to four-family residential real estate. Substantially all of Spring Hill Savings Bank's residential mortgage loans are secured by property located in Spring Hill Savings Bank's primary market area. Spring Hill Savings Bank generally retains for its portfolio all of the loans that it originates. As a result, Spring Hill Savings Bank believes it is better able to vary the terms of its loan products to meet the needs of its customers.

     Spring Hill Savings Bank's primary product is owner-occupied, fixed-rate mortgage loans. Spring Hill Savings Bank's fixed-rate loans generally have maturities ranging from ten to 20 years. In late 1994, Spring Hill Savings Bank began originating ten- and 15-year balloon loans with a 30-year amortization schedule. During 1998, Spring Hill Savings Bank began originating loans with a 30-year amortization schedule and a one-time rate reset at the end of the 15th year. The interest rate adjustment on these loans is based on the index value of the Federal National Mortgage Association ("FNMA") net yield on 15-year fixed-rate mortgage loans plus a margin. The amount of the rate adjustment is limited to 5.00%. In recent years, the balloon and 15th year reset loans have accounted for a significant portion of Spring Hill Savings Bank's originations of one- to four-family loans.

Generally, Spring Hill Savings Bank originates all fixed-rate loans under terms, conditions and documentation that would permit them to be sold in the secondary market to U.S. Government sponsored agencies, although Spring Hill Savings Bank has not sold any loans in recent years.

     Spring Hill Savings Bank also offers mortgage loans for non-owner-occupied one- to four-family residences both on a fixed- and adjustable-rate basis. At December 31, 1998, $9.3 million, or 22.0%, of Spring Hill Savings Bank's one- to four-family mortgage loans were secured by non-owner-occupied property. Spring Hill Savings Bank offers fixed-rate loans for terms not to exceed 15 years with a matching amortization and adjustable-rate loans for terms not to exceed 20 years with a matching amortization. These adjustable-rate loans have interest rates that adjust annually based on the prime rate as published in The Wall Street Journal. The periodic interest rate cap (the maximum amount by which the interest rate may be increased or decreased in a given period) on such loans is generally 2% per adjustment period and the lifetime interest rate cap is generally 5% over the initial interest rate of the loan. The terms and conditions of the non-owner-occupied one- to four-family loans offered by Spring Hill Savings Bank may vary from time to time. At December 31, 1998, Spring Hill Savings Bank's portfolio of non-owner-occupied one- to four-family loans was composed of 81.8% with a fixed interest rate and 18.2% with an adjustable interest rate. Loans secured by non-owner-occupied residences generally involve greater risks than loans secured by owner-occupied residences. Payments on loans secured by such properties are often dependent on successful operation or management of the properties. Repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

     Spring Hill Savings Bank does not currently offer adjustable-rate mortgage loans with annual rate resets secured by owner-occupied real estate. From 1983 to 1989, Spring Hill Savings Bank originated such loans based on the One Year U.S. Treasury Note Constant Maturity Rate and a portion of these loans remain in the portfolio. At December 31, 1998, Spring Hill Savings Bank's one- to four-family mortgage loans included $3.5 million of ARM loans. The retention of ARM loans in Spring Hill Savings Bank's loan portfolio helps reduce Spring Hill Savings Bank's exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs due to increased rates to be paid by the customer. It is possible that during periods of rising interest rates the risk of default on ARM loans may increase as a result of repricing and the increased payments required by the borrower. Another consideration is that although ARM loans allow Spring Hill Savings Bank to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limits. Because of these considerations, Spring Hill Savings Bank has no assurance that yields on ARM loans will be sufficient to offset increases in Spring Hill Savings Bank's cost of funds.

     While one- to four-family residential real estate loans are normally originated with ten to 20 year terms, such loans typically remain outstanding for shorter periods. This is because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. In addition, substantially all mortgage loans in Spring Hill Savings Bank's loan portfolio contain due-on-sale clauses providing that Spring Hill Savings Bank may declare the unpaid amount due and payable upon the sale of the property securing the loan. Typically, Spring Hill Savings Bank enforces these due-on-sale clauses to the extent permitted by law and as business judgment dictates. Thus, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

     Spring Hill Savings Bank generally obtains title insurance insuring the status of its lien on all loans where real estate is the primary source of security. Spring Hill Savings Bank also requires that fire and casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least equal to the outstanding loan balance.

     Pursuant to Spring Hill Savings Bank's underwriting guidelines, Spring Hill Savings Bank can lend up to 95% of the appraised value of the property securing a one- to four-family residential loan; however, Spring Hill Savings Bank generally requires mortgage insurance when the loan-to-value ratio is greater than 80%.

     Multi-Family Real Estate Lending. Spring Hill Savings Bank is actively involved in originating loans secured by multi-family real estate. At December 31, 1998, $6.3 million, or 10.4%, of Spring Hill Savings Bank's total loan portfolio consisted of loans secured by multi-family real estate. All of these loans are secured by property located in Spring Hill Savings Bank's market area. Such properties generally consist of five to 30 dwelling units. At December 31, 1998, Spring Hill Savings Bank had 46 multi-family real estate loans, the largest of which was $508,000 and which was performing in accordance with its original terms.

     Spring Hill Savings Bank originates multi-family residential real estate loans with fixed and adjustable interest rates. Fixed-rate loans have a term of 15 years while adjustable-rate loans have a maximum term of 20 years with matching amortizations. Adjustable-rate loans adjust annually based on the prime rate. Loan-to-value ratios on Spring Hill Savings Bank's multi-family residential real estate loans are generally limited to 70% on purchase transactions and 65% on refinancings. Spring Hill Savings Bank requires appraisals of all properties securing multi-family residential real estate loans. Appraisals are performed by independent appraisers designated by Spring Hill Savings Bank and are reviewed by management. Spring Hill Savings Bank considers the quality and location of the real estate, the credit of the borrower, the cash flow of the project and the quality of management involved with the property. It is Spring Hill Savings Bank's general policy to obtain personal guarantees from the principals of its corporate borrowers.

     Multi-family residential real estate lending affords Spring Hill Savings Bank an opportunity to receive interest at rates higher than those generally available from one- to four-family mortgage loans. However, loans secured by such properties usually are greater in amount, more difficult to evaluate and monitor and, therefore, involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family residential properties are often dependent on the successful operation and management of the properties, repayment of such loans may be affected by supply and demand conditions in the market for apartments, as well as adverse conditions in the real estate market or the economy.

     Construction Lending. Spring Hill Savings Bank originates loans for the construction of new homes. At December 31, 1998, construction loans totaled $7.0 million, or 11.7% of total loans. All of Spring Hill Savings Bank's construction loans are secured by property located in Spring Hill Savings Bank's primary market area. Construction loans are made to both professional home builders and to individuals who contract for the construction of their personal residence.

     Construction loans made by Spring Hill Savings Bank to professional home builders are primarily those for which purchasers for the finished homes are identified either during or following the construction period (i.e., speculative loans). Spring Hill Savings Bank generally limits the number of unsold homes under construction by its borrowers, with the amount dependent on the reputation of the borrower, the current exposure of the borrower, the location of the property and prior sales of homes in the development. Construction loans to professional home builders are typically made for a term of 18 months with an interest rate that adjusts monthly based on the prime rate. Loan-to-value ratios are generally limited to 80%. Prior to making a commitment to fund a construction loan, Spring Hill Savings Bank requires an appraisal of the property by an independent fee appraiser. Spring Hill Savings Bank also reviews and inspects each project at the commencement of construction and throughout the term of the construction loan. Loan proceeds are disbursed after inspections of the project by the appraiser based on a percentage of completion. Spring Hill Savings Bank requires monthly interest payments during the construction term.

     Spring Hill Savings Bank's construction loans to individuals are typically made in connection with the granting of a permanent loan on the property. Such loans provide for interest only payments during the construction period (typically nine months) after which they convert to a fully amortizing fixed-rate loan. During 1998, Spring Hill Savings Bank increased the level of this construction/permanent financing to borrowers for new construction of single-family properties. These construction loans, referred to as "owner-builder" loans, are based on a plan and materials package provided by a nationally recognized company and are highly structured in which the owner functions as the general contractor with loan disbursements scheduled upon regular inspections. The total of these owner-builder commitments originated in 1998 was $4,777,000 of which $2,591,000 had been disbursed as of December 31, 1998. Of these originations during 1998, one loan with a total commitment balance of $115,000 had been completed and converted to a permanent mortgage as of December 31, 1998.

     Construction lending affords Spring Hill Savings Bank the opportunity to achieve higher interest rates and fees with shorter terms to maturity than does its one- to four-family permanent mortgage lending. Construction lending, however, is generally considered to involve a higher degree of risk than one- to four-family existing property lending because of the somewhat greater difficulty in estimating both a property's value at completion of the project and the estimated cost of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor. If the estimate of construction cost proves to be inaccurate, Spring Hill Savings Bank may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, Spring Hill Savings Bank may be confronted with a project whose value is insufficient to assure full repayment. Projects may also be jeopardized by disagreements between borrowers and builders and by the failure of builders to pay subcontractors. Loans to builders to construct homes for which no purchaser has been identified carry more risk because the payoff for the loan is dependent on the builder's ability to sell the property prior to the time that the construction loan is due. Spring Hill Savings Bank has sought to address these risks by limiting the extent of its construction lending as a proportion of the total loan portfolio, by limiting its construction lending to residential properties and by limiting the amount outstanding to any one builder to $500,000. In addition, Spring Hill Savings Bank has adopted underwriting guidelines that impose stringent loan-to-value, debt service and other requirements for loans which are believed to involve higher elements of credit risk, by limiting the geographic area in which Spring Hill Savings Bank will do business to its existing market, and by generally working with builders with whom it has established relationships. It is also Spring Hill Savings Bank's general policy to obtain personal guarantees from the principals of its corporate borrowers on its construction loans.

     Commercial Real Estate Lending. Spring Hill Savings Bank invests a portion of its loan portfolio in commercial real estate loans. At December 31, 1998, Spring Hill Savings Bank's commercial real estate loan portfolio totaled $2.7 million, or 4.4% of total loans. In recent years, Spring Hill Savings Bank has not solicited commercial real estate loans, but has generally offered such loans to accommodate its current and past customers. Spring Hill Savings Bank's commercial real estate loans include loans secured by office buildings, warehouses, undeveloped land and mixed-use buildings comprised of offices and apartments. All of Spring Hill Savings Bank's commercial real estate loans are secured by property in Spring Hill Savings Bank's primary market area. At December 31, 1998, Spring Hill Savings Bank had 29 commercial real estate loans, the largest of which was $572,000 and which was performing in accordance with its original terms.

     Spring Hill Savings Bank originates commercial real estate loans with fixed and adjustable interest rates. Fixed-rate loans have a term of 15 years while adjustable-rate loans have a maximum term of 20 years with matching amortizations. Adjustable rate loans adjust annually based on the prime rate. Loan-to-value ratios on Spring Hill Savings Bank's commercial real estate loans are generally limited to 70% on purchase transactions and 65% on refinancings. Spring Hill Savings Bank requires appraisals of all properties securing commercial real estate loans. Appraisals are performed by independent appraisers designated by Spring Hill Savings Bank and are reviewed by management. Spring Hill Savings Bank considers the quality and location of the real estate, the credit of the borrower, the cash flow of the project and the quality of management involved with the property. It is Spring Hill Savings Bank's general policy to obtain personal guarantees from the principals of its corporate borrowers.

     Commercial real estate lending affords Spring Hill Savings Bank an opportunity to receive interest at rates higher than those generally available from one- to four-family residential mortgage loans. However, loans secured by such properties usually are greater in amount, more difficult to evaluate and monitor and, therefore, involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial properties are often dependent on the successful operation and management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

     Consumer Lending. Spring Hill Savings Bank currently offers a variety of consumer loans, including secured, partially secured and unsecured personal loans, vehicle loans and loans secured by savings deposits. At December 31, 1998, Spring Hill Savings Bank's consumer loans totaled $2.1 million, or 3.6% of Spring Hill Savings Bank's total loan portfolio. Consumer loans are generally made to existing customers as Spring Hill Savings Bank advertises these loans only on a limited basis.

     The largest component of Spring Hill Savings Bank's consumer loan portfolio consists of mobile home loans. At December 31, 1998, mobile home loans totaled $1.5 million, or 68.0% of Spring Hill Savings Bank's consumer loan portfolio. From 1987 through 1992, Spring Hill Savings Bank originated mobile home loans through a broker located in Ohio. Since 1992, Spring Hill Savings Bank has not originated any mobile home loans other than loans to facilitate the sale of repossessed mobile homes. At December 31, 1998, Spring Hill Savings Bank's mobile home loan portfolio consisted of 134 loans with an average loan balance of approximately $10,900. Mobile homes securing this portfolio are located primarily in Kentucky, South Carolina, West Virginia, Indiana, Illinois, and Georgia. Mobile home loans involve a greater degree of risk than one- to four-family mortgage loans, but are typically made at a higher interest rate and for a shorter maturity. Spring Hill Savings Bank's mobile home loans have fixed interest rates and terms up to 12 years. At December 31, 1998, Spring Hill Savings Bank had two repossessed mobile home, with a carrying value of $11,000. At December 31, 1998, Spring Hill Savings Bank had two mobile home loans totaling $22,000 that were 30 to 59 days delinquent, two mobile home loans totaling $24,000 that were 60 to 89 days delinquent and two mobile home loans totaling $22,000 that were 90 days or more delinquent. Spring Hill Savings Bank may resume originating mobile home loans in the future, although it has no current plans to do so.

     The underwriting standards employed by Spring Hill Savings Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

     Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured, or are secured by rapidly depreciable assets, such as automobiles or mobile homes. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

     Although Spring Hill Savings Bank currently holds no commercial loans, it has in the past purchased office equipment leases. These purchased lease packages had performed well until the bankruptcy of one of the originators, which resulted in a charge-off of $39,000 in 1997. Leases generally have shorter terms than mortgage loans, but generally involve more credit risk since payment may be dependent on successful operation of the lessee's business. Spring Hill Savings Bank may review the purchase of leases in the future, although it currently has no plans to do so.

     Maturity of Loan Portfolio. The following table sets forth certain information at December 31, 1998 regarding the maturity of Spring Hill Savings Bank's loan portfolio. All loans are included in the period in which the final contractual payment is due. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due within one year. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause Spring Hill Savings Bank's actual repayment experience to differ from that shown below.


                                      After    After    After    After 10
                                     One Year 3 Years  5 Years    Years
                            Within   Through  Through  Through   Through    Beyond
                           One Year  3 Years  5 Years  10 Years  15 Years  15 Years   Total
                           --------  -------  -------  --------  --------  --------  -------
                                                    (In Thousands)
Mortgage loans:
 One- to four-family.....    $  246   $  247   $2,020   $ 7,873   $18,963   $12,858  $42,207
 Multi-family............        --       --      599     2,480     3,115       107    6,301
 Construction............     1,546      607       --        --        --     4,892    7,045
 Commercial real estate..        --      571       91     1,093       737       177    2,669
Consumer loans:
 Mobile home.............         7       50      288     1,104        11        --    1,460
 Other...................       380      114      164        28        --        --      686
                             ------   ------   ------   -------   -------   -------  -------
   Total loans...........    $2,179   $1,589   $3,162   $12,578   $22,826   $18,034  $60,368
                             ======   ======   ======   =======   =======   =======  =======

     The following table sets forth the dollar amount of all loans due after December 31, 1999, that have fixed interest rates and have floating or adjustable interest rates.


                            Fixed     Floating or
                            Rates   Adjustable Rates
                           -------  ----------------
                                (In Thousands)
Mortgage loans:
 One- to four-family.....  $38,593        $3,368
 Multi-family............    4,559         1,742
 Construction............    5,499            --
 Commercial real estate..    1,374         1,295
Consumer loans:
 Mobile home.............    1,453            --
 Other...................      306            --
                           -------        ------
   Total loans...........  $51,784        $6,405
                           =======        ======

     Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of a loan is substantially less than its contractual terms because of prepayments. In addition, due-on-sale clauses on loans generally give Spring Hill Savings Bank the right to declare loans immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

     Loan Solicitation and Processing. Loan applicants come primarily through referrals by business and industry contacts, local advertising and current and past customers. Spring Hill Savings Bank also has relationships with local mortgage brokers who underwrite mortgage loans in accordance with Spring Hill Savings Bank's loan underwriting procedures.

     Upon receipt of a loan application from a prospective borrower, a credit report and other data are obtained to verify specific information relating to the loan applicant's employment, income and credit standing. An appraisal of the real estate offered as collateral generally is undertaken by an independent fee appraiser.

     Loan applications originated by Spring Hill Savings Bank are centrally processed. A loan application is initially processed by a loan processor or loan officer and, once completed, is submitted to Spring Hill Savings Bank's Loan Committee. The loan committee may approve consumer loans up to $50,000, loans up to $300,000 that are to be secured by one- to four-family residential real estate, and loans up to $250,000 that are to be secured by other real estate. Loans greater than these amounts are submitted for approval to Spring Hill Savings Bank's board of directors with a report and recommendation from the loan committee.

     Loan Originations, Sales and Purchases. During 1998, Spring Hill Savings Bank originated $12.4 million of loans, compared with $11.8 million during 1997. Originations in 1998 and 1997 reflect a significant increase compared to earlier years. The increase in originations in 1998 and 1997 was due to increased referrals from local business and industry contacts, more competitive interest rates and a higher level of new construction financing.

     In recent years, Spring Hill Savings Bank has not been an active purchaser of whole loans or participation interests in loans nor has Spring Hill Savings Bank been a seller of loans.

     The following table shows total loans originated, purchased, sold and repaid during the periods indicated.


                                       Year Ended December 31,
                                      -------------------------
                                       1998     1997     1996
                                      -------  -------  -------
                                           (In Thousands)

Gross loans at beginning of period..  $59,127  $55,629  $52,894
Loans originated:
Mortgage loans:
 One- to four-family................    6,283    8,248    8,118
 Multi-family.......................    1,180    1,074    1,089
 Construction.......................    4,585    1,933    1,129
 Commercial real estate.............       --       --      639
Consumer loans:
 Mobile home........................       --       23       --
 Other..............................      334      503      760
                                      -------  -------  -------
    Total loans originated..........   12,382   11,781   11,735
                                      -------  -------  -------
Loans purchased:
 Mortgage loans:
 One- to four-family................       --        9       27
                                      -------  -------  -------
    Total loans purchased...........       --        9       27
                                      -------  -------  -------
Loan principal repayments...........   11,141    8,292    9,027

Net loan activity...................    1,241    3,498    2,735
                                      -------  -------  -------
Gross loans at end of period........  $60,368  $59,127  $55,629
                                      =======  =======  =======

     Loan Commitments. Spring Hill Savings Bank issues commitments to originate loans conditioned upon the occurrence of certain events. Such commitments are made on specified terms and conditions and, in most cases, are honored for up to 60 days from the date of loan approval. Commitments in excess of 60 days are generally charged an additional fee. Spring Hill Savings Bank had outstanding loan commitments of approximately $3.8 million at December 31, 1998.

     Loan Origination and Other Fees. Spring Hill Savings Bank, in most instances, receives loan origination fees. Loan fees are a fixed dollar amount or a percentage of the principal amount of the mortgage loan that is charged to the borrower for funding the loan. Current accounting standards require fees received (net of certain loan origination costs) for originating loans to be deferred and amortized into interest income over the contractual life of the loan. Net deferred fees or costs associated with loans that are prepaid are recognized as income or expense at the time of prepayment. Spring Hill Savings Bank had $118,000 of net deferred loan origination fees at December 31, 1998. In addition to loan origination fees, Spring Hill Savings Bank receives income from fees in connection with loan modifications, late payments and for various services related to its loans.

     Loan Servicing. Spring Hill Savings Bank has sold most of its servicing rights with respect to loans held by others, with the last sale occurring in 1994. At December 31, 1998, Spring Hill Savings Bank was servicing $341,000 of loans for others. Loan servicing includes processing payments, accounting for loan funds and collecting and paying real estate taxes, hazard insurance and other loan-related items, such as private mortgage insurance. When Spring Hill Savings Bank receives the gross mortgage payment from individual borrowers, it remits to the investor in the mortgage a predetermined net amount based on the yield on that mortgage. The difference between the coupon on the underlying mortgage and the predetermined net amount paid to the investor is the gross loan servicing fee.

Delinquencies and Classified Assets

     Delinquent Loans. When a borrower fails to make a required payment when due, Spring Hill Savings Bank institutes collection procedures. Contact is generally made 16 days after a payment is due. In most cases, deficiencies are cured promptly. If a delinquency continues, the loan and payment history is reviewed and efforts are made to collect the loan. While Spring Hill Savings Bank prefers to work with borrowers to resolve delinquencies, Spring Hill Savings Bank will institute foreclosure or other proceedings, as necessary, to minimize any loss. Spring Hill Savings Bank generally initiates proceedings when a loan becomes 90 days delinquent.

     Loans are generally placed on nonaccrual status when they become 90 days delinquent or when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income. Loans may be reinstated to accrual status when they become less than 90 days delinquent and, in the opinion of management, collection of the remaining balance can be reasonably expected.

     The following table sets forth information with respect to Spring Hill Savings Bank's nonperforming assets and restructured loans within the meaning of Statement of Financial Accounting Standards ("SFAS") No. 15 at the dates indicated.

                                                  At December 31,
                                              ----------------------
                                               1998    1997    1996
                                              ------  ------  ------
                                              (Dollars in Thousands)

Loans accounted for on a nonaccrual
 basis:
  Mortgage loans:
   One- to four-family......................  $  856   $ 393  $  432
   Multi-family.............................     134     134     149
   Commercial real estate...................     431     386     407
  Consumer loans:
   Mobile home..............................      22      19      33
   Other....................................      28       1       3
  Commercial................................      --      --      86
                                              ------   -----  ------
    Total...................................   1,471     933   1,110
                                              ------   -----  ------

Accruing loans which are contractually
 past due 90 days or more:
  Mortgage loans:
   One- to four-family......................      --      --      --
  Consumer loans:
   Mobile home..............................      --      --      --
   Other....................................      --       7      --
                                              ------   -----  ------
    Total...................................      --       7      --
                                              ------   -----  ------

Total of nonaccrual and 90 days past
  due loans.................................   1,471     940   1,110

Real estate owned...........................      41      13      13
Other repossessed assets....................      11       9      31
                                              ------   -----  ------

   Total nonperforming assets...............  $1,523   $ 962  $1,154
                                              ======   =====  ======

Restructured loans..........................  $   39   $  99      --

Total loans delinquent 90 days
  or more as a percent of net loans.........    2.57%   1.62%   2.03%

Total loans delinquent 90 days
  or more as a percent of total assets......    1.65%   1.06%   1.36%

Total nonperforming assets as a percent of
 total assets...............................    1.70%   1.09%   1.41%

     Interest income that would have been recorded for the year ended December 31, 1998 had nonaccruing loans been current in accordance with their original terms amounted to approximately $153,000. The amount of interest included in interest income on such loans for the year ended December 31, 1998 amounted to approximately $60,000.

     Real Estate Owned and Other Repossessed Assets. Real estate acquired by Spring Hill Savings Bank as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair market value. Subsequent to foreclosure, REO is carried at the lower of the foreclosed amount or fair value, less estimated selling costs. At December 31, 1998, Spring Hill Savings Bank had $52,000 of REO and other repossessed assets, net of specific reserves, which consisted of one building and two mobile homes.

     Asset Classification. The OTS has adopted various regulations regarding problem assets of savings institutions. The regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, OTS examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are classified as special mention and monitored by Spring Hill Savings Bank.

     The aggregate amounts of Spring Hill Savings Bank's classified assets at the dates indicated were as follows:

                          At December 31,
                       ---------------------
                       1998     1997    1996
                       ----     ----    ----
                          (In Thousands)
Loss................  $   --  $   --  $   --
Doubtful............      --      --      --
Substandard assets..   1,238   1,183   1,352
Special mention.....      --      --      --

     At December 31, 1998, classified assets consisted of $562,000 of 14 loans comprised chiefly of one- to four-family mortgage loans, $52,000 in REO and repossessed assets, two loans to related borrowers totaling $384,000 that are secured by a small office building, the personal residence of one of the borrowers and a parcel of undeveloped land, and four loans to related borrowers totaling $240,000 that are secured by non-owner-occupied, one- to four-family residential real estate.

     Allowance for Loan Losses.   The allowance for loan losses represents the
amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

     At December 31, 1998, Spring Hill Savings Bank had an allowance for loan losses of $441,000. Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in establishing the allowance.

     While Spring Hill Savings Bank believes it has established its existing allowance for loan losses in accordance with GAAP, there can be no assurance that regulators, in reviewing Spring Hill Savings Bank's loan portfolio, will not request Spring Hill Savings Bank to increase significantly its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect Spring Hill Savings Bank's financial condition and results of operations.

     The following table sets forth an analysis of Spring Hill Savings Bank's allowance for loan losses at and for the periods indicated.

                                           Year Ended December 31,
                                           ------------------------
                                            1998     1997     1996
                                           ------   ------   ------
                                            (Dollars in Thousands)

Allowance at beginning of period.........  $ 441    $ 415    $ 276

Provision for loan losses................     20       70      239
Recoveries:
  Mortgage loans:
   One- to four-family...................      8       18        4
  Consumer loans:
   Mobile home...........................      6       --       --
   Other.................................     --        6        5
  Commercial loans.......................      1       10        2
                                           -----    -----    -----
    Total recoveries.....................     15       34       11
                                           -----    -----    -----

Charge-offs:
  Mortgage loans:
   One- to four-family...................     (9)     (21)     (24)
  Consumer loans:
   Mobile home...........................    (26)      (9)     (69)
   Other.................................     --       (9)     (12)
  Commercial loans.......................     --      (39)      (6)
                                           -----    -----    -----
    Total charge-offs....................    (35)     (78)    (111)
                                           -----    -----    -----

 Net charge-offs.........................    (20)     (44)    (100)
                                           -----    -----    -----
 Balance at end of period................  $ 441    $ 441    $ 415
                                           =====    =====    =====

 Allowance for loan losses as a percent
 of total loans receivable...............   0.76%    0.76%    0.75%

 Net charge-offs to average
 loans outstanding.......................   0.03%    0.08%    0.19%

     The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.


                                                          At December 31,
                                      -------------------------------------------------------
                                             1998               1997                1996
                                      -----------------  -----------------  -----------------
                                                % of               % of                % of
                                              Loans in           Loans in            Loans in
                                              Category           Category            Category
                                              to Total           to Total            to Total
                                      Amount    Loans    Amount    Loans    Amount    Loans
                                      ------  ---------  ------  ---------  ------  ---------
                                                          (Dollars in Thousands)
Mortgage loans:
 One- to four-family................    $140     69.91%    $130     75.50%   $ 115     75.10%
 Multi-family.......................     110     10.44      106     10.37       84     10.21
 Construction.......................      45     11.67       19      4.40       17      3.10
 Commercial real estate.............      67      4.42       81      5.15       62      5.93
Consumer loans:
 Mobile home........................      65      2.42       89      3.20      105      4.41
 Other..............................      14      1.14       16      1.38       15      1.10
Commercial loans....................      --        --       --        --       17      0.15
                                        ----    ------     ----    ------    -----    ------
   Total allowance for loan losses..    $441    100.00%    $441    100.00%   $ 415    100.00%
                                        ====    ======     ====    ======    =====    ======

Investment Activities

     Spring Hill Savings Bank is permitted under federal law to invest in various types of assets, including U.S. Government obligations, securities of various federal agencies and of state and municipal governments, deposits at the FHLB-Pittsburgh, certificates of deposit of federally insured institutions, certain bankers' acceptances and federal funds. Subject to various restrictions, Spring Hill Savings Bank may also invest a portion of its assets in commercial paper and corporate debt securities. Savings institutions like Spring Hill Savings Bank are also required to maintain an investment in FHLB stock. Spring Hill Savings Bank is required under federal regulations to maintain a minimum amount of liquid assets. Spring Hill Savings Bank's policies generally limit investments to U.S. Government and agency securities, municipal bonds, banker's acceptances, corporate bonds, commercial paper, mutual funds, federal funds and certificates of deposit. Investment in mortgage-backed and mortgage related securities is also authorized, and includes securities issued and guaranteed by Federal Home Loan Mortgage Corporation ("FHLMC"), FNMA, Government National Mortgage Association ("GNMA") and privately-issued collateralized mortgage-backed securities that have the highest rating by two national rating services. A high credit rating indicates only that the rating agency believes there is a low risk of default. However, all of Spring Hill Savings Bank's investment securities, including those that have high credit ratings, are subject to market risk insofar as increases in market rates of interest may cause a decrease in their market value. Spring Hill Savings Bank's policies prescribe risk limits and certain other restrictions and provide that investment purchases be reviewed at monthly Board of Directors meetings. From time to time, investment levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future, as well as management's projections as to the short-term demand for funds to be used in Spring Hill Savings Bank's loan origination and other activities.

     SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that investments be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. SFAS No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity." Debt and equity securities held for current resale are classified as "trading securities." Such securities are reported at fair value, and unrealized gains and losses on such securities would be included in earnings. Spring Hill Savings Bank does not currently use or maintain a trading account. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." Such securities are reported at fair value, and unrealized gains and losses on such securities are excluded from earnings and reported as a net amount in a separate component of equity. Of the $21.3 million of investment and mortgage-backed securities at December 31, 1998, $2.5 million, or 11.5%, were classified as available for sale.

     Mortgage-Backed Securities. Spring Hill Savings Bank purchases mortgage-backed securities in order to: (i) generate positive interest rate spreads on large principal balances with minimal administrative expense; (ii) lower the credit risk of Spring Hill Savings Bank as a result of the guarantees provided by FHLMC, FNMA, and GNMA; (iii) increase Spring Hill Savings Bank's liquidity; and (iv) control interest rate risk. Spring Hill Savings Bank invests in both adjustable- and fixed-rate mortgage-backed securities with maturities typically up to 15 years. Spring Hill Savings Bank has invested primarily in federal agency securities, principally FNMA, FHLMC and GNMA. Spring Hill Savings Bank also invests in collateralized mortgage obligations ("CMOs"). At December 31, 1998, mortgage-backed securities totaled $17.2 million, or 19.2% of SHS's total assets of which $6.8 million consisted of CMOs. At December 31, 1998, 22.1% of the mortgage-backed securities were adjustable-rate and 77.9% were fixed-rate.

     Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) typically represent a participation interest in a pool of single-family or multi-family mortgages. The principal and interest payments on these mortgages are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and resell the participation interests in the form of securities, to investors such as Spring Hill Savings Bank. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the FHLMC, FNMA and the GNMA. Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that fall within a specific range and have varying maturities. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. In addition, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize certain liabilities and obligations of Spring Hill Savings Bank. These types of securities also permit Spring Hill Savings Bank to optimize its regulatory capital because they have low risk weighting.

     CMOs are generally classified as derivative financial instruments because they are created by redirecting the cash flows from the pool of mortgages or mortgage-backed securities underlying these securities to create two or more classes (or tranches) with different maturity or risk characteristics designed to meet a variety of investor needs and preferences. Management believes these securities may represent attractive alternatives relative to other investments due to the wide variety of maturity, repayment and interest rate options available. Consistent with the guidelines of the OTS, the current investment policy of Spring Hill Savings Bank prohibits the purchase of high risk CMOs. CMOs may be sponsored by private issuers, such as mortgage bankers or money center banks, or by U.S. Government agencies and government sponsored entities. The privately issued CMOs held by Spring Hill Savings Bank carry the highest credit rating offered by either Moody's or Standard and Poor's. Spring Hill Savings Bank generally purchases CMOs in order to shorten the average life of its investment portfolio and to assist in asset/liability management. Spring Hill Savings Bank evaluates its mortgage-related securities portfolio quarterly for compliance with applicable regulatory requirements.

     Derivatives also include "off balance sheet" financial products whose value is dependent on the value of an underlying financial asset, such as a stock, bond, foreign currency, or a reference rate or index. Such derivatives include "forwards," "futures," "options" or "swaps." Spring Hill Savings Bank has not invested in these "off balance sheet" derivative instruments, although Spring Hill Savings Bank's investment policies authorize such investments.

     Of Spring Hill Savings Bank's $17.2 million mortgage-backed securities portfolio at December 31, 1998, $6.0 million with a weighted average yield of 6.59% had contractual maturities within ten years and $11.2 million with a weighted average yield of 6.96% had contractual maturities over ten years. However, the actual maturity of a mortgage-backed security may be less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and may result in a loss of any premiums paid
and thereby reduce the net yield on such securities.   Although prepayments of
underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of declining mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security. Under such circumstances, Spring Hill Savings Bank may be subject to reinvestment risk because, to the extent that Spring Hill Savings Bank's mortgage-backed securities amortize or prepay faster than anticipated, Spring Hill Savings Bank may not be able to reinvest the proceeds of such repayments and prepayments at a comparable rate. In contrast to mortgage-backed securities in which cash flow is received (and hence, prepayment risk is shared) pro rata by all securities holders, the cash flow from the mortgages or mortgage-backed securities underlying CMOs are segmented and paid in accordance with a predetermined priority to investors holding various tranches of such securities or obligations. A particular tranche of CMOs may therefore carry prepayment risk that differs from that of both the underlying collateral and other tranches.

     The following table sets forth the composition of Spring Hill Savings Bank's investment and mortgage-backed securities portfolios at the dates indicated.

                                                                   At December 31,
                                        -------------------------------------------------------------------
                                                 1998                   1997                   1996
                                        ---------------------  ---------------------  ---------------------
                                        Carrying   Percent of  Carrying   Percent of  Carrying   Percent of
                                         Value     Portfolio    Value     Portfolio    Value     Portfolio
                                        --------  -----------  --------  -----------  --------  -----------
                                                              (Dollars in Thousands)
Investment Securities
Available for sale:
  U.S. Government obligations.........   $    --          --%   $    --          --%   $   498       39.15%
  U.S. Government agency obligations..       948       22.85        807       24.64        328       25.79
  Corporate stock.....................        35        0.84         46        1.40         --          --
                                         -------      ------    -------      ------    -------      ------
   Total available for sale...........       983       23.69        853       26.04        826       64.94
                                         -------      ------    -------      ------    -------      ------
Held to maturity:
  U.S. Government agency obligations..     2,917       70.31      2,423       73.96        446       35.06
  Corporate securities................       249        6.00         --          --         --          --
                                         -------      ------    -------      ------    -------      ------
    Total held to maturity............     3,166       76.31      2,423       73.96        446       35.06
                                         -------      ------    -------      ------    -------      ------
    Total investment securities.......   $ 4,149      100.00%   $ 3,276      100.00%   $ 1,272      100.00%
                                         =======      ======    =======      ======    =======      ======

Mortgage-backed securities
Available for sale:
  GNMA................................   $   291        1.69%   $   376        2.25%   $   472        2.41%
  FHLMC...............................       368        2.15        677        4.05        782        4.00
  FNMA................................       451        2.62        555        3.32        664        3.40
  CMOs................................       370        2.15        522        3.12        512        2.62
                                         -------      ------    -------      ------    -------      ------
    Total available for sale..........     1,480        8.61      2,130       12.74      2,430       12.43
                                         -------      ------    -------      ------    -------      ------
Held to maturity:
  GNMA................................     1,123        6.53      1,394        8.34      1,025        5.24
  FHLMC...............................     1,395        8.11      1,130        6.75      1,448        7.40
  FNMA................................     6,719       39.09      7,867       47.04      9,335       47.73
  CMOs................................     6,475       37.66      4,203       25.13      5,319       27.20
                                         -------      ------    -------      ------    -------      ------
    Total held to maturity............    15,712       91.39     14,594       87.26     17,127       87.57
                                         -------      ------    -------      ------    -------      ------
    Total mortgage-backed securities..   $17,192      100.00%   $16,724      100.00%   $19,557      100.00%
                                         =======      ======    =======      ======    =======      ======

     The following table sets forth the maturities and weighted average yields of the debt securities in Spring Hill Savings Bank's investment and mortgage-backed securities portfolio at December 31, 1998.


                                                              Over            Over
                                           Less Than         One to          Five to           Over Ten
                                            One Year       Five Years       Ten Years           Years
                                        --------------   --------------   --------------   ---------------
                                        Amount   Yield   Amount   Yield   Amount   Yield   Amount    Yield
                                        ------   -----   ------   -----   ------   -----   -------   -----
                                                                   (Dollars in Thousands)
Investment Securities
Available for sale:
  U.S. Government agency obligations..   $ --       --%  $  754    6.03%  $   --      --%  $   194   6.75%
                                         ----     ----   ------    ----   ------    ----   -------   ----
    Total available for sale..........     --       --      754    6.03       --      --       194   6.75
                                         ----     ----   ------    ----   ------    ----   -------   ----
Held to maturity:
  U.S. Government agency obligations..     --       --    1,250    6.73    1,500    7.20       167   7.25
  Corporate securities................     --       --      249    5.78       --      --        --     --
                                         ----     ----   ------    ----   ------    ----   -------   ----
    Total held to maturity............     --       --    1,499    6.57    1,500    7.20       167   7.25
                                         ----     ----   ------    ----   ------    ----   -------   ----
    Total investment securities.......   $ --       --%  $2,253    6.39%  $1,500    7.20%  $   361   6.98%
                                         ====     ====   ======    ====   ======    ====   =======   ====

Mortgage-backed securities
Available for sale:
  GNMA................................   $ --       --%  $   --      --%  $   --      --%  $   291   6.95%
  FHLMC...............................     --       --       --      --       --      --       368   6.64
  FNMA................................     --       --       --      --       --      --       451   5.77
  CMOs................................     --       --       --      --      370    5.75        --     --
                                         ----     ----   ------    ----   ------    ----   -------   ----
    Total available for sale..........     --       --       --      --      370    5.75     1,110   6.37
                                         ----     ----   ------    ----   ------    ----   -------   ----

Held to maturity:
  GNMA................................     --       --       --      --      285    7.25       838   6.80
  FHLMC...............................     --       --      219    7.82      346    6.78       830   7.06
  FNMA................................     --       --    1,076    7.68      411    7.08     5,232   7.62
  CMOs................................    280     5.02      263    6.00    2,732    6.22     3,200   6.09
                                         ----     ----   ------    ----   ------    ----   -------   ----
    Total held to maturity............    280     5.02    1,558    7.42    3,774    6.44    10,100   7.02
                                         ----     ----   ------    ----   ------    ----   -------   ----
    Total mortgage-backed securities..   $280     5.02%  $1,558    7.42%  $4,144    6.38%  $11,210   6.96%
                                         ====     ====   ======    ====   ======    ====   =======   ====

     A significant portion of Spring Hill Savings Bank's U.S. Government agency obligations contain call features which allow the issuing agency to redeem the securities prior to their maturity dates. The call provisions associated with the securities in Spring Hill Savings Bank's portfolio provide for advance notification of the exercise of the call and repayment at 100% of the principal balance plus accrued interest. At December 31, 1998, a total of $3.5 million of the $3.9 million in U.S. Government agency obligations were subject to early call provisions. Of these totals, $2.5 million, with a weighted average yield of 6.67%, are subject to early call in 1999 and based on market yields at December 31, 1998 were likely to be called.

Deposit Activities and Other Sources of Funds

     General. Deposits and loan repayments are the major sources of Spring Hill Savings Bank's funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. Borrowings through the FHLB-Pittsburgh are used to compensate for reductions in the availability of funds from other sources and at times for asset and liability management. Currently, Spring Hill Savings Bank has no other borrowing arrangements.

     Deposit Accounts. Savings deposits are the primary source of funds for Spring Hill Savings Bank's lending and investment activities and for its general business purposes. Substantially all of Spring Hill Savings Bank's depositors are residents of Pennsylvania. Deposits are attracted from within Spring Hill Savings Bank's primary market area through the offering of a broad selection of deposit instruments, including negotiable order of withdrawal ("NOW") checking accounts, money market deposit accounts, regular savings accounts, certificates of deposit and retirement savings plans. Deposit account terms vary, according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of its deposit accounts, Spring Hill Savings Bank considers current market interest rates, profitability to Spring Hill Savings Bank, matching deposit and loan products and its customer preferences and concerns. Spring Hill Savings Bank reviews its deposit mix and pricing weekly. Currently, Spring Hill Savings Bank does not accept brokered deposits, nor has it aggressively sought jumbo certificates of deposit, although Spring Hill Savings Bank has in the past accepted brokered certificates of deposit. At December 31, 1998, certificates of deposit that are scheduled to mature in less than one year totaled $31.2 million.

     On March 16, 1998, Spring Hill Savings Bank opened its fourth office. The new location is in the Brighton Heights community of Pittsburgh and as of December 31, 1998, total deposits at this new branch were $2.3 million. Continued efforts are being extended to increase the community awareness of our new location as well as the profitability of this new branch.

     Spring Hill Savings Bank currently offers certificates of deposit for terms not exceeding 60 months but will consider requests for longer terms. As a result, Spring Hill Savings Bank believes that it is better able to match the repricing of its liabilities to the repricing of its loan portfolio.

     The following table indicates the amount of Spring Hill Savings Bank's jumbo certificates of deposit by time remaining until maturity as of December 31, 1998. Jumbo certificates of deposit are certificates in amounts of $95,000 or more that receive a premium to the rate paid on other time deposits for similar terms, normally 10 basis points (0.10%).


      Maturity Period                Amount
      ---------------            --------------
                                 (In Thousands)

Three months or less............     $  495
Over three through six months...        750
Over six through 12 months......      2,590
Over 12 months..................      2,980
                                     ------
     Total jumbo certificates
      of deposit................     $6,815
                                     ======

    Deposit Flow. The following table sets forth the balances (inclusive of interest credited) and changes in dollar amounts of deposits in the various types of accounts offered by Spring Hill Savings Bank between the dates indicated.

                                                                       At December 31,
                                       ------------------------------------------------------------------------------
                                                   1998                          1997                     1996
                                       ----------------------------  ----------------------------  ------------------
                                                Percent                       Percent                         Percent
                                                  of      Increase              of      Increase                of
                                       Amount    Total   (Decrease)  Amount    Total    (Decrease)   Amount    Total
                                       -------  -------  ----------  -------  --------  ----------  --------  -------
                                                                   (Dollars in Thousands)

Non-interest-bearing checking........  $   738    1.09%    $   318   $   420     0.65%     $  108    $   312    0.49%
Interest-bearing demand..............    8,803   13.01        (219)    9,022    13.98         383      8,639   13.44
Savings accounts.....................   12,535   18.52         690    11,845    18.36        (989)    12,834   19.96
Fixed-rate certificates which
 mature:
  Within 1 year......................   31,181   46.08       4,579    26,602    41.24        (713)    27,315   42.48
  After 1 year, but within 2 years...    5,026    7.43      (2,288)    7,314    11.34       1,974      5,340    8.31
  After 2 years, but within 5 years..    9,381   13.86          75     9,306    14.42        (546)     9,852   15.32
  Certificates maturing thereafter...        2      --          (2)        4     0.01           2          2      --
                                       -------  ------     -------   -------   ------      ------    -------  ------

     Total...........................  $67,666  100.00%    $ 3,153   $64,513   100.00%     $  219    $64,294  100.00%
                                       =======  ======     =======   =======   ======      ======    =======  ======

     Time Deposits by Rates. The following table sets forth the time deposits in Spring Hill Savings Bank categorized by rates at the dates indicated.

                            At December 31,
                      -------------------------
                       1998     1997     1996
                      -------  -------  -------
                        (Dollars in Thousands)

2.00 - 3.99%........  $     1  $    25  $    25
4.00 - 5.99%........   35,646   30,876   32,154
6.00 - 7.99%........    9,929   12,307   10,264
8.00 - 8.99%........       14       18       66
                      -------  -------  -------
 Total..............  $45,590  $43,226  $42,509
                      =======  =======  =======


     The following table sets forth the amount and maturities of time deposits at December 31, 1998.

                                              Amount Due
                             -----------------------------------------
                                                                                 Percent
                                                                                 of Total
                             Less Than   1-2     2-3     3-4    After           Certificate
                             One Year   Years   Years   Years  4 Years  Total    Accounts
                             --------- ------  ------  ------  ------- -------  -----------
                                               (Dollars in Thousands)

2.00 - 3.99%...............   $     1  $   --  $   --  $   --  $   --  $     1        --%
4.00 - 5.99%...............    27,841   2,940   3,773      --   1,092   35,646     78.19
6.00 - 7.99%...............     3,339   2,080   2,357   2,146       7    9,929     21.78
8.00 - 8.99%...............        --       6       8      --      --       14      0.03
                              -------  ------  ------  ------  ------  -------    ------
 Total.....................   $31,181  $5,026  $6,138  $2,146  $1,099  $45,590    100.00%
                              =======  ======  ======  ======  ======  =======    ======


     Deposit Activity. The following table sets forth the deposit activities of Spring Hill Savings Bank for the periods indicated.

                                    Year Ended December 31,
                                  ---------------------------
                                   1998      1997      1996
                                  -------  --------  --------
                                        (In Thousands)

Beginning balance...............  $64,513  $64,294   $65,160

Net increase (decrease) before
  interest credited.............        3   (2,906)   (3,913)
Interest credited...............    3,150    3,125     3,047
                                  -------  -------   -------

Net increase (decrease)
  in savings deposits...........    3,153      219      (866)
                                  -------  -------   -------

Ending balance..................  $67,666  $64,513   $64,294
                                  =======  =======   =======

     Borrowings.    Spring Hill Savings Bank utilizes advances from the FHLB-
Pittsburgh to supplement its supply of funds, to meet deposit withdrawal requirements and for asset and liability management. The FHLB-

Pittsburgh functions as a central reserve bank providing credit for savings associations and certain other member financial institutions. As a member of the FHLB-Pittsburgh, Spring Hill Savings Bank is required to own capital stock in the FHLB-Pittsburgh and is authorized to apply for advances on the security of such stock and certain of its mortgage loans and other assets (principally securities that are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met. Advances are made pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. Spring Hill Savings Bank is currently authorized to borrow from the FHLB up to an amount equal to approximately 50% of total assets.

     In 1987, Spring Hill Savings Bank incorporated Spring Hill Funding Corporation ("SHFC") for the purpose of issuing a CMO to various investors. In 1987, SHFC issued a CMO with a total par value of $32.1 million comprised of three classes of bonds with different stated maturity dates ranging from July 1, 2002 to December 1, 2017. The net proceeds of the CMO offering amounted to $27.8 million, reflecting issuance costs and the original issue discount. The collateral and source of cash flows for the principal and interest payments on the CMO consisted of certain mortgage-backed securities transferred from Spring Hill Savings Bank to SHFC. As a result of the lower interest rate environment prevailing since the issuance of the CMO bonds, the mortgage-backed securities that were used to collateralize the CMO paid off faster than originally projected, and the CMO balance was likewise reduced in advance of the original schedule of stated maturities. In 1993, the class A bonds of the CMO were paid off. In March 1997, the class C bonds of the CMO with a par value of $4.8 million were repurchased and extinguished. During 1998, the remaining principal balance for the class B bond was repaid through scheduled repayments from the collateral, the CMO trust was closed and SHFC was dissolved as a company.

     The following tables sets forth certain information regarding borrowings by Spring Hill Savings Bank at the dates and for the periods indicated:

                                            At December 31,
                                       -------------------------
                                        1998     1997     1996
                                       -------  -------  -------
                                         (Dollars in Thousands)
Weighted average rate paid on:
 FHLB advances.......................    6.14%    6.47%    6.63%
 Collateralized mortgage obligation..      --    11.75    12.30

Balance outstanding:
 FHLB advances.......................  $8,743   $8,863   $3,772
 Collateralized mortgage obligation..      --    1,395    6,937


                                            Year Ended December 31,
                                            -----------------------
                                            1998     1997      1996
                                            ----     ----      ----
                                            (Dollars in Thousands)
Maximum amount of borrowings outstanding
at any month end during the period:
  FHLB advances...........................  $8,743   $9,609   $6,378
  FHLB agreements to repurchase
   securities previously sold.............      --       --       --
  Collateralized mortgage obligation......   1,239    6,836    8,156

Average amount of borrowings
 outstanding during the period:
  FHLB advances...........................   8,189    8,227    2,629
  FHLB agreements to repurchase
   securities previously sold.............      --       --       --
  Collateralized mortgage obligation......     598    2,921    7,565

Approximate weighted average
 interest rate during the period:
  FHLB advances...........................    6.36%    6.47%    6.50%
  FHLB agreements to repurchase
   securities previously sold.............      --       --       --
  Collateralized mortgage obligation......   12.21    11.71    12.31


Competition

     Spring Hill Savings Bank operates in a competitive market for the attraction of savings deposits (its primary source of lendable funds) and in the origination of loans. Its most direct competition for savings deposits has historically come from commercial banks, credit unions and other thrifts operating in its primary market area. Spring Hill Savings Bank's competitors include large regional and super regional banks. These institutions are significantly larger than Spring Hill Savings Bank and therefore have greater financial and marketing resources than Spring Hill Savings Bank. Particularly in times of high interest rates, Spring Hill Savings Bank has faced additional significant competition for investors' funds from short-term money market securities and other corporate and government securities. In recent years, Spring Hill Savings Bank has experienced an increased level of competition for deposits from securities firms, insurance companies and other investment vehicles, such as mutual funds. Spring Hill Savings Bank's competition for loans comes from commercial banks and other thrifts operating in its market as well as from mortgage bankers and brokers and consumer finance companies. Such competition for deposits and the origination of loans may limit Spring Hill Savings Bank's growth and profitability in the future.

Personnel

     As of December 31, 1998, Spring Hill Savings Bank had 22 full-time and 9 part-time employees. The employees are not represented by a collective bargaining unit and Spring Hill Savings Bank believes its relationship with its employees to be good.

     During 1998, SHS initiated two stock based compensation plans and terminated its defined benefit program. These changes were initiated in order to more closely align the long term compensation of the employees with the financial performance of SHS. The costs associated with these actions is described under the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." For additional information, see Note 14 of the Notes to the Consolidated Financial Statements.

Subsidiary Activities

     During 1998, Spring Hill Savings Bank dissolved its operating subsidiary, SHFC, which was created in 1987 for the purpose of issuing a CMO.

     Federal savings associations generally may invest up to 3% of their assets in service corporations, provided that any amount in excess of 2% is used primarily for community, inner-city and community development projects. Spring Hill Savings Bank did not have any service corporations at December 31, 1998.

                               REGULATION OF SHS

General

     Spring Hill Savings Bank is subject to extensive regulation, examination and supervision by the OTS as its chartering agency, and the FDIC, as the insurer of its deposits. The activities of federal savings institutions are governed by the HOLA and, in certain respects, the Federal Deposit Insurance Act ("FDIA"), and the regulations issued by the OTS and the FDIC to implement these statutes. These laws and regulations delineate the nature and extent of the activities in which federal savings associations may engage. Lending activities and other investments must comply with various statutory and regulatory capital requirements. In addition, Spring Hill Savings Bank's relationship with its depositors and borrowers is also regulated to a great extent, especially in such matters as the ownership of deposit accounts and the form and content of Spring Hill Savings Bank's mortgage documents. Spring Hill Savings Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OTS to review Spring Hill Savings Bank's compliance with various regulatory requirements. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on SHS, Spring Hill Savings Bank and their operations.

Federal Regulation of Savings Associations

     Office of Thrift Supervision. The OTS is an office in the Department of the Treasury subject to the general oversight of the Secretary of the Treasury. The OTS generally possesses the supervisory and regulatory duties and responsibilities formerly vested in the Federal Home Loan Bank Board. Among other functions, the OTS issues and enforces regulations affecting federally insured savings associations and regularly examines these institutions.

     Federal Home Loan Bank System. The FHLB System, consisting of 12 FHLBs, is under the jurisdiction of the Federal Housing Finance Board ("FHFB"). The designated duties of the FHFB are to supervise the FHLBs, to ensure that the FHLBs carry out their housing finance mission, to ensure that the FHLBs remain adequately capitalized and able to raise funds in the capital markets, and to ensure that the FHLBs operate in a safe and sound manner.

     Spring Hill Savings Bank, as a member of the FHLB-Pittsburgh, is required to acquire and hold shares of capital stock in the FHLB-Pittsburgh in an amount equal to the greater of (i) 1.0% of the aggregate outstanding principal amount of residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or (ii) 1/20 of its advances (i.e., borrowings) from the FHLB-Pittsburgh. Spring Hill Savings Bank is in compliance with this requirement with an investment in FHLB-Pittsburgh stock of $627,000 at December 31, 1998.

     Among other benefits, the FHLB provides a central credit facility primarily for member institutions. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB-Pittsburgh.

     Federal Deposit Insurance Corporation. The FDIC is an independent federal agency established originally to insure the deposits, up to prescribed statutory limits, of federally insured banks and to preserve the safety and soundness of the banking industry. The FDIC maintains two separate insurance funds: the Bank Insurance Fund ("BIF") and the SAIF. Spring Hill Savings Bank's deposit accounts are insured by the FDIC under the SAIF to the maximum extent permitted by law. As insurer of Spring Hill Savings Bank's deposits, the FDIC has examination, supervisory and enforcement authority over all savings associations.

     Under applicable regulations, the FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending seven months before the assessment period. The capital categories are: (i) well-capitalized, (ii) adequately capitalized, or
(iii) undercapitalized. An institution is also placed in one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned with the most well-capitalized, healthy institutions receiving the lowest rates.

     On September 30, 1996, the Deposit Insurance Funds Act ("DIF Act") was enacted, which, among other things, imposed a special one-time assessment on SAIF member institutions, including Spring Hill Savings Bank, to recapitalize the SAIF. As a result of the DIF Act and the special one-time assessment, the FDIC reduced the assessment schedule for SAIF members, effective January 1, 1997, to a range of 0% to 0.27%, with most institutions, including Spring Hill Savings Bank, paying 0%. This assessment schedule is the same as that for the BIF, which reached its designated reserve ratio in 1995. In addition, since January 1, 1997, SAIF members are charged an assessment of 0.065% of SAIF-assessable deposits for the purpose of paying interest on the obligations issued by the Financing Corporation ("FICO") in the 1980s to help fund the thrift industry cleanup. BIF-assessable deposits are charged an assessment to help pay interest on the FICO bonds at a rate of approximately .013%. Full pro rata sharing of the FICO payments between BIF and SAIF members will occur until the earlier of December 31, 1999, or the date the BIF and SAIF are merged.

     The FDIC is authorized to raise the assessment rates in certain circumstances. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of Spring Hill Savings Bank.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. Management of Spring Hill Savings Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

     Liquidity Requirements. Under OTS regulations, each savings institution is required to maintain an average daily balance of liquid assets (cash, certain time deposits and savings accounts, bankers' acceptances, and specified U.S. Government, state or federal agency obligations, mortgage-backed securities and certain other investments) equal to a monthly average of not less than a specified percentage (currently 4.0%) of its net withdrawable accounts plus short-term borrowings. Monetary penalties may be imposed for failure to meet liquidity requirements.

     Prompt Corrective Action. The FDIA requires each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action. Under the regulations, an institution shall be deemed to be (i) "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a leverage ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a leverage ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii)
"undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a leverage ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a leverage ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

     The FDIA also provides that a federal banking agency may, after notice and an opportunity for a hearing, reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The OTS may not, however, reclassify a significantly undercapitalized institution as critically undercapitalized.

     An institution generally must file a written capital restoration plan that meets specified requirements, as well as a performance guaranty by each company that controls the institution, with the appropriate federal banking agency within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. Immediately upon becoming undercapitalized, an institution shall become subject to various mandatory and discretionary restrictions on its operations.

     At December 31, 1998, Spring Hill Savings Bank was categorized as "well capitalized" under the prompt corrective action regulations of the OTS.

     Standards for Safety and Soundness. The federal banking regulatory agencies have prescribed, by regulation, standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; (vi) asset quality; (vii) earnings; and (viii) compensation, fees and benefits ("Guidelines"). The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that Spring Hill Savings Bank fails to meet any standard prescribed by the Guidelines, the agency may require Spring Hill Savings Bank to submit to the agency an acceptable plan to achieve compliance with the standard. Management is aware of no conditions relating to these safety and soundness standards which would require submission of a plan of compliance.

     Qualified Thrift Lender Test. All savings associations, including Spring Hill Savings Bank, are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio asset (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings association may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code ("Code"). Under either test, such assets primarily consist of residential housing related loans and investments. At December 31, 1998, Spring Hill Savings Bank met the test and its QTL percentage was 96%.

     Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to
the BIF.   If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is

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subject to national bank limits for payment of dividends.  If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

     Capital Requirements. Under OTS regulations a savings association must satisfy three minimum capital requirements: core capital, tangible capital and risk-based capital. Savings associations must meet all of the standards in order to comply with the capital requirements. SHS is not subject to any minimum capital requirements.

     OTS capital regulations establish a 3% core capital or leverage ratio (defined as the ratio of core capital to adjusted total assets). Core capital is defined to include common stockholders' equity, noncumulative perpetual preferred stock and any related surplus, and minority interests in equity accounts of consolidated subsidiaries, less (i) any intangible assets, except for certain qualifying intangible assets; (ii) certain mortgage servicing rights; and (iii) equity and debt investments in subsidiaries that are not "includable subsidiaries," which is defined as subsidiaries engaged solely in activities not impermissible for a national bank, engaged in activities impermissible for a national bank but only as an agent for its customers, or engaged solely in mortgage-banking activities. In calculating adjusted total assets, adjustments are made to total assets to give effect to the exclusion of certain assets from capital and to account appropriately for the investments in and assets of both includable and nonincludable subsidiaries. Institutions that fail to meet the core capital requirement would be required to file with the OTS a capital plan that details the steps they will take to reach compliance. In addition, the OTS' prompt corrective action regulation provides that a savings institution that has a leverage ratio of less than 4% (3% for institutions receiving the highest CAMEL examination rating) will be deemed to be "undercapitalized" and may be subject to certain restrictions. See "--Federal Regulation of Savings Associations--Prompt Corrective Action."

     As required by federal law, the OTS has proposed a rule revising its minimum core capital requirement to be no less stringent than that imposed on national banks. The OTS has proposed that only those savings associations rated a composite one (the highest rating) under the CAMEL rating system for savings associations will be permitted to operate at or near the regulatory minimum leverage ratio of 3%. All other savings associations will be required to maintain a minimum leverage ratio of 4% to 5%. The OTS will assess each individual savings association through the supervisory process on a case-by-case basis to determine the applicable requirement. No assurance can be given as to the final form of any such regulation, the date of its effectiveness or the requirement applicable to Spring Hill Savings Bank.

     Savings associations also must maintain "tangible capital" not less than 1.5% of Spring Hill Savings Bank's adjusted total assets. "Tangible capital" is defined, generally, as core capital minus any "intangible assets" other than purchased mortgage servicing rights.

     Each savings institution must maintain total risk-based capital equal to at least 8% of risk-weighted assets. Total risk-based capital consists of the sum of core and supplementary capital, provided that supplementary capital cannot exceed core capital, as previously defined. Supplementary capital includes (i) permanent capital instruments such as cumulative perpetual preferred stock, perpetual subordinated debt and mandatory convertible subordinated debt, (ii) maturing capital instruments such as subordinated debt, intermediate-term preferred stock and mandatory convertible subordinated debt, subject to an amortization schedule, and (iii) general valuation loan and lease loss allowances up to 1.25% of risk-weighted assets.

     The risk-based capital regulation assigns each balance sheet asset held by a savings institution to one of four risk categories based on the amount of credit risk associated with that particular class of assets. Assets not included for purposes of calculating capital are not included in calculating risk-weighted assets. The categories range from 0% for cash and securities that are backed by the full faith and credit of the U.S. Government to 100%

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for repossessed assets or assets more than 90 days past due.  Qualifying residential mortgage loans (including multi-family mortgage loans) are assigned a 50% risk weight. Consumer, commercial, home equity and residential construction loans are assigned a 100% risk weight, as are nonqualifying residential mortgage loans and that portion of land loans and nonresidential construction loans that do not exceed an 80% loan-to-value ratio. The book value of assets in each category is multiplied by the weighing factor (from 0% to 100%) assigned to that category. These products are then totalled to arrive at total risk-weighted assets. Off-balance sheet items are included in risk-weighted assets by converting them to an approximate balance sheet "credit equivalent amount" based on a conversion schedule. These credit equivalent amounts are then assigned to risk categories in the same manner as balance sheet assets and included as risk-weighted assets.

     The OTS has incorporated an interest rate risk component into its regulatory capital rule. Under the rule, savings associations with "above normal" interest rate risk exposure would be subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and
                               ----
outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200 basis point increase or decrease in market interest rates divided by the estimated economic value of the association's assets, as calculated in accordance with guidelines set forth by the OTS. A savings association whose measured interest rate risk exposure exceeds 2% must deduct an interest rate risk component in calculating its total capital under the risk-based capital rule. The interest rate risk component is an amount equal to one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the association's assets. That dollar amount is deducted from an association's total capital in calculating compliance with its risk-based capital requirement. Under the rule, there is a two quarter lag between the reporting date of an institution's financial data and the effective date for the new capital requirement based on that data. A savings association with assets of less than $300 million and risk-based capital ratios in excess of 12% is not subject to the interest rate risk component, unless the OTS determines otherwise. The rule also provides that the Director of the OTS may waive or defer an association's interest rate risk component on a case-by-case basis. Under certain circumstances, a savings association may request an adjustment to its interest rate risk component if it believes that the OTS-calculated interest rate risk component overstates its interest rate risk exposure. In addition, certain "well-capitalized" institutions may obtain authorization to use their own interest rate risk model to calculate their interest rate risk component in lieu of the OTS-calculated amount. The OTS has postponed the date that the component will first be deducted from an institution's total capital.

     At December 31, 1998, Spring Hill Savings Bank's core capital of approximately $9.7 million, or 11.1% of adjusted total assets, was $7.1 million in excess of the OTS requirement of $2.6 million, or 3% of adjusted total assets. As of such date, Spring Hill Savings Bank's tangible capital of approximately $9.7 million, or 11.1% of adjusted total assets, was $8.4 million in excess of the OTS requirement of $1.3 million, or 1.5% of adjusted total assets. Finally, at December 31, 1998, Spring Hill Savings Bank had risk-based capital of approximately $10.2 million or 24.4% of total risk-weighted assets, which was $6.9 million in excess of the OTS risk-based capital requirement of $3.3 million or 8% of risk-weighted assets.

     Limitations on Capital Distributions. OTS regulations impose uniform limitations on the ability of all savings associations to engage in various distributions of capital such as dividends, stock repurchases and cash-out mergers. In addition, OTS regulations require Spring Hill Savings Bank to give the OTS 30 days' advance notice of any proposed declaration of dividends, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends. The regulation utilizes a three-tiered approach which permits various levels of distributions based primarily upon a savings association's capital level.

     A Tier 1 savings association has capital in excess of its fully phased-in capital requirement (both before and after the proposed capital distribution).
A Tier 1 savings association may make (without application but upon prior notice to, and no objection made by, the OTS) capital distributions during a calendar year up to 100% of its net income to date during the calendar year plus one-half its surplus capital ratio (i.e., the amount of capital in excess of its fully
                           ----
phased-in requirement) at the beginning of the calendar year or the amount authorized for a Tier 2

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association.  Capital distributions in excess of such amount require advance notice to the OTS. A Tier 2 savings association has capital equal to or in excess of its minimum capital requirement but below its fully phased-in capital requirement (both before and after the proposed capital distribution). Such an association may make (without application) capital distributions up to an amount equal to 75% of its net income during the previous four quarters depending on how close the association is to meeting its fully phased-in capital requirement. Capital distributions exceeding this amount require prior OTS approval. A Tier 3 savings association has capital below the minimum capital requirement (either before or after the proposed capital distribution). A Tier 3 savings association may not make any capital distributions without prior approval from the OTS.

     Spring Hill Savings Bank currently meets the criteria to be designated a Tier 1 association and, consequently, could at its option (after prior notice to, and no objection made by, the OTS) distribute up to 100% of its net income during the calendar year plus 50% of its surplus capital ratio at the beginning of the calendar year less any distributions previously paid during the year.

     Loans to One Borrower. Under the HOLA, savings institutions are generally subject to the national bank limit on loans to one borrower. Generally, this limit is 15% of Spring Hill Savings Bank's unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. The OTS by regulation has amended the loans to one borrower rule to permit savings associations meeting certain requirements, including capital requirements, to extend loans to one borrower in additional amounts under circumstances limited essentially to loans to develop or complete residential housing units. At December 31, 1998, Spring Hill Savings Bank's regulatory limit on loans to one borrower was $1.5 million. However, Spring Hill Savings Bank's current loans to one borrower limit as set by policy is generally $500,000. At December 31, 1998, Spring Hill Savings Bank's largest aggregate amount of loans to one borrower was $720,000, which was performing according to their original terms.

     Activities of Associations and Their Subsidiaries. When a savings association establishes or acquires a subsidiary or elects to conduct any new activity through a subsidiary that the association controls, the savings association must notify the FDIC and the OTS 30 days in advance and provide the information each agency may, by regulation, require. Savings associations also must conduct the activities of subsidiaries in accordance with existing regulations and orders.

     The OTS may determine that the continuation by a savings association of its ownership control of, or its relationship to, the subsidiary constitutes a serious risk to the safety, soundness or stability of the association or is inconsistent with sound banking practices or with the purposes of the FDIA. Based upon that determination, the FDIC or the OTS has the authority to order the savings association to divest itself of control of the subsidiary. The FDIC also may determine by regulation or order that any specific activity poses a serious threat to the SAIF. If so, it may require that no SAIF member engage in that activity directly.

     Transactions with Affiliates. Savings associations must comply with Sections 23A and 23B of the Federal Reserve Act ("Sections 23A and 23B") relative to transactions with affiliates in the same manner and to the same extent as if the savings association were a Federal Reserve member bank. A savings and loan holding company, its subsidiaries and any other company under common control are considered affiliates of the subsidiary savings association under the HOLA. Generally, Sections 23A and 23B: (i) limit the extent to which the insured association or its subsidiaries may engage in certain covered transactions with an affiliate to an amount equal to 10% of such institution's capital and surplus and place an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, the purchase of assets, the issuance of a guaranty and similar types of transactions. Any loan or extension of credit by Spring Hill Savings Bank to an affiliate must be secured by collateral in accordance with Section 23A.

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

     Three additional rules apply to savings associations: (i) a savings association may not make any loan or other extension of credit to an affiliate unless that affiliate is engaged only in activities permissible for bank holding companies; (ii) a savings association may not purchase or invest in securities issued by an affiliate (other than securities of a subsidiary); and (iii) the OTS may, for reasons of safety and soundness, impose more stringent restrictions on savings associations but may not exempt transactions from or otherwise abridge Section 23A or 23B. Exemptions from Section 23A or 23B may be granted only by the Federal Reserve Board, as is currently the case with respect to all FDIC-insured banks. Spring Hill Savings Bank has not been significantly affected by the rules regarding transactions with affiliates.

     Spring Hill Savings Bank's authority to extend credit to executive officers, directors and 10% shareholders, as well as entities controlled by such persons, is governed by Sections 22(g) and 22(h) of the Federal Reserve Act, and Regulation O thereunder. Among other things, these regulations require that such loans be made on terms and conditions substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. Regulation O also places individual and aggregate limits on the amount of loans Spring Hill Savings Bank may make to such persons based, in part, on Spring Hill Savings Bank's capital position, and requires certain board approval procedures to be followed. The OTS regulations, with certain minor variances, apply Regulation O to savings institutions.

     Community Reinvestment Act. Under the federal Community Reinvestment Act ("CRA"), all federally-insured financial institutions have a continuing and affirmative obligation consistent with safe and sound operations to help meet all the credit needs of its delineated community. The CRA does not establish specific lending requirements or programs nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to meet all the credit needs of its delineated community. The CRA requires the federal banking agencies, in connection with regulatory examinations, to assess an institution's record of meeting the credit needs of its delineated community and to take such record into account in evaluating regulatory applications to establish a new branch office that will accept deposits, relocate an existing office, or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution, among others. The CRA requires public disclosure of an institution's CRA rating. Spring Hill Savings Bank received a "satisfactory" rating as a result of its latest evaluation.

     Regulatory and Criminal Enforcement Provisions. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring action against all "institution-affiliated parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers or directors, receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $27,500 per day, or $1.1 million per day in especially egregious cases. Under the FDIA, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Savings and Loan Holding Company Regulations

     Holding Company Acquisitions. The HOLA and OTS regulations issued thereunder generally prohibit a savings and loan holding company, without prior OTS approval, from acquiring more than 5% of the voting stock of any other savings association or savings and loan holding company or controlling the assets thereof. They also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings association not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the OTS.

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

     Holding Company Activities. As a unitary savings and loan holding company, SHS generally is not subject to activity restrictions under the HOLA. If SHS acquires control of another savings association as a separate subsidiary other than in a supervisory acquisition, it would become a multiple savings and loan holding company. There generally are more restrictions on the activities of a multiple savings and loan holding company than on those of a unitary savings and loan holding company. The HOLA provides that, among other things, no multiple savings and loan holding company or subsidiary thereof which is not an insured association shall commence or continue for more than two years after becoming a multiple savings and loan association holding company or subsidiary thereof, any business activity other than: (i) furnishing or performing management services for a subsidiary insured institution, (ii) conducting an insurance agency or escrow business, (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary insured institution, (iv) holding or managing properties used or occupied by a subsidiary insured institution, (v) acting as trustee under deeds of trust, (vi) those activities previously directly authorized by regulation as of March 5, 1987 to be engaged in by multiple holding companies or (vii) those activities authorized by the Federal Reserve Board as permissible for bank holding companies, unless the OTS by regulation, prohibits or limits such activities for savings and loan holding companies. Those activities described in (vii) above also must be approved by the OTS prior to being engaged in by a multiple savings and loan holding company.

     Qualified Thrift Lender Test. The HOLA provides that any savings and loan holding company that controls a savings association that fails the QTL test, as explained under "--Federal Regulation of Savings Banks--Qualified Thrift
Lender Test," must, within one year after the date on which the association ceases to be a QTL, register as and be deemed a bank holding company subject to all applicable laws and regulations.


                                TAXATION OF SHS

Federal Taxation

     General. SHS and Spring Hill Savings Bank report their income on a fiscal year basis using the accrual method of accounting and are subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly Spring Hill Savings Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to Spring Hill Savings Bank or SHS.

     Bad Debt Reserve. Historically, savings institutions such as Spring Hill Savings Bank which met certain definitional tests primarily related to their assets and the nature of their business ("qualifying thrift") were permitted to establish a reserve for bad debts and to make annual additions thereto, which may have been deducted in arriving at their taxable income. Spring Hill Savings Bank's deductions with respect to "qualifying real property loans," which are generally loans secured by certain interest in real property, were computed using an amount based on Spring Hill Savings Bank's actual loss experience, or a percentage equal to 8% of Spring Hill Savings Bank's taxable income, computed with certain modifications and reduced by the amount of any permitted additions to the non-qualifying reserve. Due to Spring Hill Savings Bank's loss experience, Spring Hill Savings Bank generally recognized a bad debt deduction equal to 8% of taxable income.

     The thrift bad debt rules were revised by Congress in 1996. The new rules eliminated the 8% of taxable income method for deducting additions to the tax bad debt reserves for all thrifts for tax years beginning after December 31, 1995. These rules also required that all institutions recapture all or a portion of their bad debt reserves added since the base year (last taxable year beginning before January 1, 1988). Spring Hill Savings Bank has no post-1987 reserves subject to recapture. For taxable years beginning after December 31, 1995, Spring Hill Savings Bank's bad debt deduction will be determined under the experience method using a formula based on actual bad debt experience over a period of years. The unrecaptured base year reserves will not be subject to recapture as long as the institution continues to carry on the business of banking. In addition, the balance of the pre-1988 bad

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debt reserves continue to be subject to provisions of present law referred to below that require recapture in the case of certain excess distributions to shareholders.

     Distributions. To the extent that Spring Hill Savings Bank makes "nondividend distributions" to SHS, such distributions will be considered to result in distributions from the balance of its bad debt reserve as of December 31, 1987 (or a lesser amount if Spring Hill Savings Bank's loan portfolio decreased since December 31, 1987) and then from the supplemental reserve for losses on loans ("Excess Distributions"), and an amount based on the Excess Distributions will be included in Spring Hill Savings Bank's taxable income. Nondividend distributions include distributions in excess of Spring Hill Savings Bank's current and accumulated earnings and profits, distributions in redemption of stock and distributions in partial or complete liquidation. However, dividends paid out of Spring Hill Savings Bank's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in a distribution from Spring Hill Savings Bank's bad debt reserve. The amount of additional taxable income created from an Excess Distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if Spring Hill Savings Bank makes a "nondividend distribution," then approximately one and one-half times the Excess Distribution would be includable in gross income for federal income tax purposes, assuming a 34% corporate income tax rate (exclusive of state and local taxes). See "Regulation of SHS" for limits on the payment of dividends by Spring Hill Savings Bank. Spring Hill Savings Bank does not intend to pay dividends that would result in a recapture of any portion of its tax bad debt reserve.

     Corporate Alternative Minimum Tax. The Internal Revenue Code imposes a tax on alternative minimum taxable income ("AMTI") at a rate of 20%. The excess of the tax bad debt reserve deduction using the percentage of taxable income method over the deduction that would have been allowable under the experience method is treated as a preference item for purposes of computing the AMTI. In addition, only 90% of AMTI can be offset by net operating loss carryovers. AMTI is increased by an amount equal to 75% of the amount by which Spring Hill Savings Bank's adjusted current earnings exceeds its AMTI (determined without regard to this preference and prior to reduction for net operating losses). For taxable years beginning after December 31, 1986, and before January 1, 1996, an environmental tax of 0.12% of the excess of AMTI (with certain modification) over $2.0 million is imposed on corporations, including Spring Hill Savings Bank, whether or not an Alternative Minimum Tax is paid.

     Dividends-Received Deduction. SHS may exclude from its income 100% of dividends received from Spring Hill Savings Bank as a member of the same affiliated group of corporations. The corporate dividends-received deduction is generally 70% in the case of dividends received from unaffiliated corporations with which SHS and Spring Hill Savings Bank will not file a consolidated tax return, except that if SHS or Spring Hill Savings Bank owns more than 20% of the stock of a corporation distributing a dividend, then 80% of any dividends received may be deducted.

State Taxation

     Spring Hill Savings Bank is subject to the mutual thrift institutions tax of the Commonwealth of Pennsylvania based on Spring Hill Savings Bank's financial net income determined in accordance with generally accepted accounting principles with certain adjustments. The tax rate under the mutual thrift institutions tax is 11.5%. Interest on Commonwealth of Pennsylvania and Federal obligations is excluded from net income. An allocable portion of net interest expense incurred to carry the obligations is disallowed as a deduction. Three year carryforwards of losses are allowed.

     SHS is subject to the corporate net income tax and the capital stock tax of the Commonwealth of Pennsylvania.

Audits
     SHS's income tax returns have not been audited by federal or state authorities within the last five years. For additional information regarding income taxes, see Note 13 of the Notes to Consolidated Financial Statements.

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            COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF ESB AND SHS

     ESB and SHS are both business corporations incorporated in Pennsylvania under the Pennsylvania Business Corporation Law. Prior to the merger, the rights of SHS stockholders are governed by Pennsylvania corporate law and the articles of incorporation and bylaws of SHS. Upon the completion of the merger, each SHS stockholder who is allocated shares of ESB common stock will become a stockholder of ESB. Accordingly, after the merger, the rights of such stockholders will be governed by the articles of incorporation and bylaws of ESB, in addition to Pennsylvania corporate law. Because both ESB and SHS are Pennsylvania corporations, the differences in the rights of SHS and ESB stockholders generally will consist of differences found in their respective articles of incorporation and bylaws. The following is a comparison of those differences as well as certain important similarities. The summary, however, does not purport to be complete and is qualified in its entirety by reference to Pennsylvania law, which statutes change from time to time, and the respective articles of incorporation and bylaws of ESB and SHS, which also may be changed.

Special Meeting of Stockholders

     Under ESB's articles of incorporation, special meetings of stockholders may be called only by (i) the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, (ii) the chairman of the board or (iii) the president, except as otherwise required by law.

     Under SHS's articles of incorporation, special meetings of stockholders may be called only by (i) the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, (ii) the chairman of the board or (iii) the president, except as otherwise required by law and subject to the rights of the holders of any class or series of preferred stock.

Amendment of Articles of Incorporation and Bylaws

     Under Pennsylvania law, no amendment to a corporation's articles of incorporation may be made unless it is first proposed by the board of directors, or, unless otherwise provided in the articles of incorporation, by petition of stockholders entitled to cast at least 10% of the votes that all stockholders are entitled to cast thereon.

     ESB's articles of incorporation provide that no amendment may be made unless it is first approved by the ESB board of directors and thereafter is approved by the holders of a majority of the shares of ESB common stock entitled to vote generally in an election of directors, voting together as a single class, with the exception of Article 7 (directors), Article 8 (preemptive rights), Article 9 (indemnification, etc. of officers, directors, employees and agents), Article 10 (meetings of stockholders and stockholder proposals),
Article 11 (restrictions on offers and acquisitions of ESB's's equity securities) and Article 12 (amendment of articles and bylaws), which may not be amended without the affirmative vote of the holders of at least 75% of the shares of ESB common stock entitled to vote generally in an election of directors. SHS's articles of incorporation contain comparable amendment language and, in addition, require the affirmative vote of the holders of at least 75% of the shares of SHS common stock entitled to vote generally in an election of directors with respect to (i) limitations on voting SHS common stock and (ii) notice for stockholder nominations and proposals.

     ESB's bylaws may be amended by a majority vote of the ESB board of directors or by the affirmative vote of the holders of a majority of the shares of ESB common stock entitled to vote generally in an election of directors, voting together as a single class, with the exception of Sections 2.3 (organization and conduct of stockholders' meetings), 4.1 (number and powers of board of directors), 4.2 (change of number of board of directors), 4.3 (vacancies in board of directors) and 4.4 (removal of directors) of the bylaws and Articles VIII (personal liability of directors) and XII (amendments), which may not be amended without the affirmative vote of the holders of at least 75% of the shares of ESB common stock entitled to vote generally in an election of directors. SHS's articles of incorporation contain comparable amendment language for the amendment of SHS's bylaws.

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Cumulative Voting

     The respective articles of incorporation of ESB and SHS do not permit stockholders to cumulate their votes for the election of directors.

Stockholder Consent to Corporate Action

     The articles of incorporation of ESB and SHS each provide that any action permitted to be taken by their respective stockholders at a meeting may be taken by unanimous written consent of such stockholders.

Stockholder Nominations and Proposals

     ESB's articles of incorporation provide that all nominations for election to the ESB board of directors, other than those made by the ESB board or a committee thereof, be made by a stockholder who has complied with the notice provisions in ESB's articles of incorporation. Written notice of a stockholder nomination must be communicated to the attention of the Secretary of ESB and either delivered to, or mailed and received at, the principal executive offices of ESB not less than 60 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of ESB. Each such notice shall set forth the information required by Article 7.F of ESB's articles of incorporation.

     ESB's articles of incorporation also provide that only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. For business to be properly brought before an annual meeting, such business must be (a) brought before the meeting by or at the direction of the ESB board of directors or (b) otherwise properly brought before the meeting by a stockholder who has given timely notice thereof in writing to the Secretary of ESB. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive office of ESB not less than 60 days prior to the anniversary date of the immediately preceding annual meeting. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by Article 10.F of ESB's articles of incorporation. The presiding officer of an annual meeting shall determine and declare to the meeting whether the business was properly brought before the meeting in accordance with the provisions of the ESB articles of incorporation, and any such business not properly brought before the annual meeting shall not be transacted.

     SHS's articles of incorporation also provide for notice and information requirements for stockholder proposals and nominations for the election of directors. Nominations for the election of directors and stockholder proposals may be made by the SHS board of directors or by any SHS stockholder entitled to vote generally in the election of directors. In order for an SHS stockholder to have any such proposal or nomination considered at an annual meeting, he or she must give written notice thereof, delivered or mailed by first class U.S. mail, postage prepaid, to the Secretary of SHS not less than 30 days nor more than 60 days prior to any such meeting. However, if less than 30 days' notice of the annual meeting is given to stockholders, such written notice by the stockholder must be received by the Secretary of SHS no later than the tenth day following the day on which notice of the meeting was mailed to stockholders. The stockholder's written notice must contain the information required by SHS's articles of incorporation. The chairman of the annual meeting will determine and declare to the meeting whether the nomination or proposal was properly brought before the meeting in accordance with the provisions of the SHS articles of incorporation, and any such defective nomination or proposal will be disregarded and laid over for action at the next succeeding adjourned, special or annual meeting of stockholders taking place 30 days or more thereafter.

Dividends

     Under Pennsylvania law, a corporation is prohibited from making a distribution to shareholders if, after giving effect thereto:

     . that corporation would be unable to pay its debts as they become due in the usual course of business; or

     . the total assets of that corporation would be less than the sum of its total liabilities plus the amount that would be needed, if that corporation were then dissolved, to satisfy the rights of shareholders having superior preferential rights upon dissolution to the shareholders receiving such distribution. For the purpose of valuing the assets of the corporation, the board of directors may base its determination on one or more of the following: the book value, or the current value, of the corporation's assets and liabilities, unrealized appreciation and depreciation of the corporation's assets and liabilities or any other method that is reasonable in the circumstances.

     ESB's bylaws provide that dividends may be declared by the ESB board and paid by ESB out of its unreserved and unrestricted earned surplus or out of the unrestricted capital surplus of ESB, subject to Pennsylvania law.

     SHS's bylaws provide that dividends may be declared by the SHS board and paid by SHS, subject to Pennsylvania law.

Removal of Directors; Number of Directors

     Under ESB's articles of incorporation, any director may be removed from office without cause by an affirmative vote of not less than 75% of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders called expressly for such purpose and may be removed from office with cause by an affirmative vote of not less than a majority of the total votes eligible to be cast by stockholders. In addition, under ESB's articles of incorporation, vacancies in ESB's board of directors, including vacancies created by newly created directorships resulting from an increase in the number of directors, may be filled by ESB's board, acting by a vote of a majority of the directors then in office, even if less than a quorum, and any director so chosen shall serve for the remainder of the term of the class of directors in which the vacancy occurred and until his successor is elected and qualified. SHS's articles of incorporation contain comparable language to remove directors and fill vacancies.

Indemnification and Limitations of Liability of Directors and Officers

     ESB's articles of incorporation and bylaws provide that a director of ESB will not be personally liable for monetary damages for actions taken, or any failure to take any action, as a director except to the extent that by law a director's liability for monetary damages may not be limited. This provision, which is permitted under the Pennsylvania Directors' Liability Act, does not limit the personal liability of the directors of ESB for monetary damages for breaches of the standard of care imposed on directors as fiduciaries which constitute self-dealing, willful misconduct or recklessness. In addition, this provision does not limit the liability of directors arising under any criminal statute or for the payment of any federal, state or local taxes. This provision applies to actions taken by a director only in that capacity; it does not apply to actions taken in any other capacity, including that of an officer. ESB's articles of incorporation and bylaws also provide that any amendment or repeal of this provision will not adversely affect any right of a director of ESB with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     ESB's articles of incorporation provide that ESB shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because such person is or was a director, officer, employee or agent of ESB. Indemnification will be furnished to the full extent provided by law against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. In particular, indemnification will be made against judgments and settlements in derivative suits. Indemnification will be made unless a judgment or other final adjudication establishes that the act or failure to act giving rise to the claim for indemnification constituted willful misconduct or recklessness. The indemnification provisions also permit ESB to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by ESB's board of directors, provided that the indemnified person undertakes to repay ESB if it is ultimately determined that such person was not entitled to indemnification.

     The rights of indemnification provided in ESB's articles of incorporation are not exclusive of any other rights which may be available under ESB's bylaws, any insurance or other agreement, by vote of stockholders or disinterested directors or otherwise. In addition, ESB's articles of incorporation authorize ESB to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of ESB, whether or not ESB would have the power to provide indemnification to such person. By action of the ESB board, ESB may create and fund a trust fund or fund of any nature, and may enter into agreements with its officers and directors, for securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in ESB's articles of incorporation and bylaws regarding indemnification.

     SHS's articles of incorporation and bylaws also contain the aforementioned director indemnification and liability provisions.

Provisions Affecting Business Combinations and Control Share Acquisitions

     Pennsylvania law contains four anti-takeover sections that apply to Pennsylvania corporations relating to (i) control share acquisitions, (ii) the disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested stockholders and (iv) the ability of stockholders to put their stock following a control transaction. Pennsylvania law allows Pennsylvania corporations to opt-out of these anti-takeover sections and ESB has elected to do so with respect to "control share acquisitions," while SHS has not opted out of any of the four "anti-takeover" sections.

     Under Pennsylvania law, unless a corporation has opted out of certain statutory provisions, shares of a corporation whose shares are registered under the Securities Exchange Act of 1934 acquired in a "control share acquisition" do not have voting rights unless restored by a resolution approved by a vote of the disinterested shareholders. Under Pennsylvania law a "control share acquisition" means an acquisition by any person of voting power of a corporation that would, when added to all other voting power of such person, entitle such person to cast for the first time, the amount of voting power in any of the following ranges:

     .    at least 20% but less than 33 1/3%;

     .    at least 33 1/3% but less than 50%; or

     .    more than 50%.

     SHS's articles of incorporation also require the approval of the holders of at least 80% of the outstanding shares of SHS voting stock to approve certain business combinations involving a related person except in cases where the proposed transaction has been approved in advance by a majority of those members of SHS's board of directors who are unaffiliated with the related person and were directors prior to the time when the related person became a related person. The term "related person" is defined to include any individual, corporation, partnership or other entity (other than SHS or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of SHS voting stock or an affiliate of such person or entity. This provision of SHS articles of incorporation applies to any "business combination," which is defined to include:

     .    any merger or consolidation of SHS with or into any related person;

     . any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of SHS or combined assets of SHS and its subsidiaries to a related person;

     . any merger or consolidation of a related person with or into SHS or any of its subsidiaries;

     . any sale, lease, exchange, transfer, or other disposition of 25% or more of the assets of a related person to SHS or any of its subsidiaries;

     . the issuance of any securities of SHS or any of its subsidiaries to a related person;

     . the acquisition by SHS or any of its subsidiaries of any securities of a related person;

     . any reclassification of SHS common stock or any recapitalization involving SHS common stock; or

     .    any agreement or other arrangement providing for any of the foregoing.

Limitation on Voting Rights; Restrictions on Offers and Acquisitions

     ESB's articles of incorporation provide that until five years from the completion of ESB Bank's conversion from the mutual to stock form, which occurred on June 13, 1995, no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of the issued and outstanding shares of any class of ESB equity security. In the event a person acquires ESB shares in violation of this provision, all shares owned by such person in excess of 10% will be considered "excess shares" and will not be able to be voted.

     SHS's articles of incorporation provide that a record owner of SHS common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of SHS common stock (the "Limit") may not vote SHS shares held in excess of the Limit, unless permitted by a resolution adopted by a majority of the SHS board of directors. Beneficial ownership does not include shares beneficially owned by the SHS ESOP or directors, officers and employees of SHS or Spring Hill Savings Bank or shares that are subject to a revocable proxy and that are not otherwise beneficially, or deemed by SHS to be beneficially, owned by such person and his or her affiliates.

Preemptive Rights

     Neither ESB's nor SHS's articles of incorporation provides for preemptive rights for its stockholders.


                      DESCRIPTION OF CAPITAL STOCK OF ESB

General

     ESB is authorized to issue 10,000,000 shares of common stock having a par value of $0.01 per share, and 5,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of ESB common stock has the same relative rights as, and is identical in all aspects with, each other share of ESB common stock. Presented below is a description of all aspects of ESB's capital stock which are deemed material to an investment decision with respect to the merger proposal.

Common Stock

     Distributions. ESB can pay dividends if, as and when declared by its board, subject to compliance with limitations which are imposed by law. The holders of ESB common stock are entitled to receive and share equally in such dividends as may be declared by the board out of funds legally available therefor. If ESB issues preferred stock, the holders of the preferred stock may have a priority over the holders of ESB common stock with respect to dividends.

     Voting Rights. The holders of ESB common stock possess exclusive voting rights in ESB. They elect ESB's board and act on such other matters as are required to be presented to them under Pennsylvania law or ESB's articles of incorporation or as are otherwise presented to them by the board of directors. Each holder of ESB common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If ESB issues preferred stock, holders of the preferred stock may also possess voting rights.

     Liquidation. In the event of any liquidation, dissolution or winding up of ESB Bank, ESB, as holder of ESB Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of ESB Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to certain depositors of ESB Bank, all assets of ESB Bank available for distribution. In the event of liquidation, dissolution or winding up of ESB, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of ESB available for distribution. If preferred stock is issued, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

     Preemptive Rights. Holders of ESB common stock do not have preemptive rights with respect to any shares which may be issued. ESB common stock is not subject to redemption.

Preferred Stock

     None of the shares of ESB's authorized preferred stock has been issued. Such stock may be issued with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of ESB common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                                 LEGAL MATTERS

     The validity of the shares of ESB common stock which will be issued in the merger will be passed upon for ESB by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. In addition, Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., will opine upon the tax consequences of the merger for ESB and Breyer & Associates PC, will opine on the tax consequences of the merger for SHS.

                                    EXPERTS

     The consolidated financial statements of ESB Financial Corporation as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, incorporated by reference in the 1998 ESB Financial Corporation Form 10-K, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants incorporated by reference in the ESB Financial Corporation 1998 Form 10-K, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of SHS and subsidiary as of December 31, 1998 and 1997, and for each of the years in the two-year period ended December 31, 1998, have been included in this proxy statement/prospectus in reliance upon the report of S.R. Snodgrass, A.C., independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

             STOCKHOLDER PROPOSALS FOR THE SHS 2000 ANNUAL MEETING

     Proposals of stockholders intended to be presented at SHS's annual meeting expected to be held in April 2000, which will be held only if the merger is not consummated before the time of such meeting, must be received by SHS no later than November 26, 1999 to be considered for inclusion in the proxy materials and form of proxy relating to such meeting. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

     The articles of incorporation of SHS provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nominations and/or proposals to the secretary of SHS not less than 30 nor more than 60 days prior to the date of the annual meeting; provided that if less than 31 days' notice of the annual meeting is given to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to stockholders. As specified in the SHS articles of incorporation, the notice with respect to nominations for election of directors must set forth certain information regarding each nominee for election as a director, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected, and certain information regarding the stockholder giving such notice. The notice with respect to business proposals to be brought before the annual meeting must state the stockholder's name, address and number of shares of SHS common stock held, and briefly discuss the business to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any interest of the stockholder in the proposal.

                      WHERE YOU CAN FIND MORE INFORMATION

     ESB and SHS file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that the companies file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     ESB's and SHS's public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the SEC at "http://www.sec.gov."

     ESB has filed the registration statement to register with the SEC the shares of ESB common stock to be issued to SHS stockholders in the merger. This proxy statement/prospectus is a part of the registration statement and constitutes a prospectus of ESB and a proxy statement of SHS for the special meeting.

     ESB common stock is traded on the Nasdaq Stock Market under the symbol "ESBF," and SHS common stock is traded on the OTC Bulletin Board under the symbol "SHSB." Documents filed by ESB also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     As allowed by SEC rules, this document does not contain all the information that stockholders can find in the registration statement or the exhibits to the registration statement.

     The SEC allows ESB to "incorporate by reference" information into this document, which means that ESB can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the document. This document incorporates by reference other documents which are listed below that ESB has previously filed with the SEC. The documents contain important information about ESB's financial condition.

ESB SEC Filings (File No. 0-19345):

     . ESB's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;
     . ESB's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1999 and June 30, 1999; and
     . ESB's Current Reports on Form 8-K filed on March 22, 1999, June 17, 1999, July 23, 1999 and September 23, 1999.

     ESB also incorporates by reference additional documents that they might file with the SEC between the date of this proxy statement-prospectus and the date of the special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

     ESB has supplied all information contained or incorporated by reference in this document relating to ESB.

     SHS has supplied all information contained or incorporated by reference in this document relating to SHS.

     Accompanying this proxy statement/prospectus are ESB's 1998 Annual Report to Stockholders and Quarterly Form 10-Q for the quarter ended June 30, 1999.

     Copies of any of the ESB documents incorporated by reference (excluding exhibits unless specifically incorporated therein) not otherwise accompanying this proxy statement/prospectus are available without charge upon written or oral request from Frank D. Martz, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117 (telephone number: (724) 758-5584). To ensure timely delivery of the documents, any request should be made by ___________, 1999.

     You should rely only on the information contained or incorporated by reference in this document and the accompanying documents to vote your shares at the special meeting. ESB and SHS have not authorized anyone to provide you with information that is different from what is contained in this document. This proxy statement/prospectus is dated ________, 1999. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this document to stockholders nor the issuance of ESB's securities in the merger shall create any implication to the contrary.

              INDEX TO SHS CONSOLIDATED FINANCIAL STATEMENTS

                                                                     Page

Report of Independent Certified Public Accountants                   F-2

Financial Statements

  Consolidated Balance Sheet
  (As of December 31, 1998 and 1997)                                 F-3

  Consolidated Statement of Income
  (For the years ended December 31, 1998 and 1997)                   F-4

  Consolidated Statement of Changes in Stockholders' Equity
  (For the years ended December 31, 1998 and 1997)                   F-5

  Consolidated Statement of Cash Flows
  (For the years ended December 31, 1998 and 1997)                   F-6

Notes to Consolidated Financial Statements
(For the years ended December 31, 1998 and 1997)                     F-8

Consolidated Balance Sheet
(As of June 30, 1999 (unaudited) and December 31, 1998)              F-32

Consolidated Statement of Income
(For the six months ended June 30, 1999 and 1998 (both unaudited))   F-33

Consolidated Statement of Comprehensive Income
(For the six months ended June 30, 1999 and 1998 (both unaudited))   F-34

Consolidated Statement of Cash Flows
(For the six months ended June 30, 1999 and 1998 (both unaudited))   F-35

Notes to Consolidated Financial Statements
(For the six months ended June 30, 1999 (unaudited) and
December 31, 1998)                                                   F-37

[Letterhead of S.R. Snodgrass, A.C.]

                     REPORT OF INDEPENDENT AUDITORS
                     ------------------------------


Board of Directors and Stockholders
SHS Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of SHS Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SHS Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C.

Wexford, PA
February 26, 1999

                           SHS BANCORP, INC.
                      CONSOLIDATED BALANCE SHEET

                                                                             December 31,
                                                                          1998          1997
                                                                       -----------   -----------
ASSETS
 Cash and due from banks                                               $   892,428   $   685,622
 Interest-bearing deposits in other banks                                6,002,437     5,007,919
 Short-term investments                                                  1,054,217     1,998,742
                                                                       -----------   -----------
      Cash and cash equivalents                                          7,949,082     7,692,283

 Investment securities available for sale                                  982,767       852,829
 Investment securities held to maturity
  (market value of $3,210,263
   and $2,473,368)                                                       3,165,963     2,422,926
 Mortgage-backed securities available
  for sale                                                               1,480,171     2,129,682
 Mortgage-backed securities held to maturity
  (market value of $15,950,798 and
  $14,934,833)                                                          15,711,490    14,594,274
 Loans receivable (net of allowance for
  loan losses of $441,080 and $440,982)                                 57,306,942    57,925,275
 Accrued interest receivable                                               527,372       504,589
 Premises and equipment                                                  1,027,639       918,597
 Federal Home Loan Bank stock                                              627,422       607,022
 Other assets                                                              634,695       604,112
                                                                       -----------   -----------
   TOTAL ASSETS                                                        $89,413,543   $88,251,589
                                                                       ===========   ===========
LIABILITIES
 Deposits                                                              $67,665,946   $64,513,197
 Advances by borrowers for taxes and insurance                           1,090,364     1,128,622
 Collateralized mortgage obligation                                              -     1,394,821
 Borrowed funds                                                          8,743,179     8,862,707
 Accrued interest payable                                                   96,904       116,833
 Other liabilities                                                         216,714       220,476
                                                                       -----------   -----------
   TOTAL LIABILITIES                                                    77,813,107    76,236,656
                                                                       -----------   -----------
COMMITMENTS AND CONTINGENCIES (Note 15)                                          -             -

STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value; 5,000,000
   shares authorized; none issued                                                -             -
  Common stock, $.01 par value; 10,000,000
   shares authorized; 819,950 issued                                         8,200         8,200
  Additional paid-in capital                                             7,654,255     7,716,938
  Retained earnings - substantially restricted                           5,337,645     4,960,280
  Unallocated shares held by Employee Stock
   Ownership Plan (ESOP)                                                  (573,910)     (639,550)
  Unallocated shares held by Management
   Recognition and Development Plan (MRDP)                                (245,980)            -
Other components of comprehensive income                                     2,483       (30,935)
  Treasury stock, 45,152 shares at cost                                   (582,257)            -
                                                                       -----------   -----------
   TOTAL STOCKHOLDERS' EQUITY                                           11,600,436    12,014,933
                                                                       -----------   -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $89,413,543   $88,251,589
                                                                       ===========   ===========

See accompanying notes to the consolidated financial statements.

                               SHS BANCORP, INC.
                       CONSOLIDATED STATEMENT OF INCOME

                                                                        Year Ended December 31,
                                                                           1998         1997
                                                                       -----------   -----------
INTEREST INCOME
 Loans receivable                                                       $4,816,193    $4,827,955
 Interest-bearing deposits in other banks                                  311,268       191,449
 Investment securities                                                     353,710       206,443
 Mortgage-backed securities                                              1,138,620     1,338,438
 Dividends on Federal Home Loan Bank stock                                  40,447        38,514
                                                                       -----------   -----------
    Total interest income                                                6,660,238     6,602,799
                                                                       -----------   -----------
INTEREST EXPENSE
 Deposits                                                                3,146,844     3,148,440
 Advances by borrowers for taxes and insurance                              13,216        12,782
 Collateralized mortgage obligation                                         73,141       342,007
 Borrowed funds                                                            520,572       532,482
                                                                       -----------   -----------
    Total interest expense                                               3,753,773     4,035,711
                                                                       -----------   -----------
NET INTEREST INCOME                                                      2,906,465     2,567,088

Provision for loan losses                                                   19,525        69,734
                                                                       -----------   -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                      2,886,940     2,497,354
                                                                       -----------   -----------
NONINTEREST INCOME
 Service charges on deposits                                                43,608        35,970
 Investment securities gains, net                                                -       123,076
 Other income                                                              131,463        32,882
                                                                       -----------   -----------
    Total noninterest income                                               175,071       191,928
                                                                       -----------   -----------
NONINTEREST EXPENSE
 Compensation and employee benefits                                      1,093,247       838,771
 Occupancy and equipment                                                   250,333       208,141
 Pension plan termination                                                  118,859             -
 Professional fees                                                         113,832        75,206
 Data processing                                                           213,582       190,103
 Other operating expenses                                                  472,424       341,125
                                                                       -----------   -----------
    Total noninterest expense                                            2,262,277     1,653,346
                                                                       -----------   -----------
Income before income taxes and extraordinary item                          799,734     1,035,936
Income tax expense                                                         324,089       402,617
                                                                       -----------   -----------
Income before extraordinary item                                           475,645       633,319

Extraordinary item:
 Loss on extinguishment of debt, net
  of related income taxes of $400,537                                            -       562,525
                                                                       -----------   -----------
NET INCOME                                                             $   475,645   $    70,794
                                                                       ===========   ===========
EARNINGS PER SHARE (since inception
 September 30, 1997)
     Basic                                                                   $0.63         $0.25
     Diluted                                                                  0.63           N/A

WEIGHTED-AVERAGE SHARES OUTSTANDING
     Basic                                                                 755,788       755,266
     Diluted                                                               758,411           N/A

See accompanying notes to the consolidated financial statements.

                               SHS BANCORP, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                             Retained            Unallocated
                                                                       Additional           Earnings-              Shares
                                                  Common                Paid-in            Subtantially            Held by
                                                   Stock                Capital             Restricted               ESOP
                                                -----------           -----------           -----------           -----------
Balance, December 31, 1996                      $         -           $         -            $4,889,486            $        -

Net income                                                                                       70,794

Other comprehensive income:
  Unrealized gain on available for sale
    securities, net of reclassification
    adjustment
Comprehensive income

Issuance of 819,950 shares of
  common stock on September 30,
  1997, net of conversion costs                       8,200             7,706,808                                    (655,960)

ESOP shares released                                                       10,130                                      16,410
                                                -----------           -----------           -----------           -----------
Balance, December 31, 1997                            8,200             7,716,938             4,960,280              (639,550)

Net income                                                                                      475,645

Other comprehensive income:
  Unrealized loss on available
  for sale securities
Settlement of minimum pension liability

Comprehensive income

Cash dividends declared
  ($.13 per share)                                                                              (98,280)

Purchase of treasury shares

Purchase of MRDP shares                                                   (94,294)

ESOP shares released                                                       31,611                                      65,640

MRDP shares released
                                                -----------           -----------           -----------           -----------
Balance, December 31, 1998                           $8,200            $7,654,255            $5,337,645             $(573,910)
                                                ===========           ===========           ===========           ===========


Components of comprehensive income:
  Change in net unrealized gain (loss) on
    investment securities available for sale
  Realized gains included in net income, net
    of tax
  Minimum pension liability adjustment

Total

                                        Unallocated              Other
                                           Shares            Components of
                                          Held by            Comprehensive        Treasury                        Comprehensive
                                            MRDP                Income              Stock            Total            Income
                                        -----------          -----------         -----------      -----------      -----------
Balance, December 31, 1996              $         -          $   (49,469)        $         -       $4,840,017

Net income                                                                                             70,794     $     70,794

Other comprehensive income:
  Unrealized gain on available for sale
    securities, net of reclassification
    adjustment                                                    18,534                               18,534           18,534
                                                                                                                   -----------
Comprehensive income                                                                                               $    89,328
                                                                                                                   ===========
Issuance of  819,950 shares of
  common stock on September 30,
 1997, net of conversion costs                                                                      7,059,048

ESOP shares released                                                                                   26,540
                                        -----------          -----------         -----------      -----------
Balance, December 31, 1997                        -              (30,935)                  -       12,014,933

Net income                                                                                            475,645      $   475,645

Other comprehensive income:
  Unrealized loss on available
  for sale securities                                             (9,690)                              (9,690)          (9,690)
Settlement of minimum pension liability                           43,108                               43,108           43,108
                                                                                                                   -----------
Comprehensive income                                                                                                $  509,063
                                                                                                                   ===========
Cash dividends declared
  ($.13 per share)                                                                                    (98,280)

Purchase of treasury shares                                                         (582,257)        (582,257)

Purchase of MRDP shares                    (327,980)                                                 (422,274)

ESOP shares released                                                                                   97,251

MRDP shares released                         82,000                                                    82,000
                                        -----------          -----------         -----------      -----------
Balance, December 31, 1998               $ (245,980)         $     2,483          $ (582,257)     $11,600,436
                                        ===========          ===========         ===========      ===========

                                                                                      1998            1997
Components of comprehensive income:                                               -----------     -----------
  Change in net unrealized gain (loss)
    on investment securities available
    for sale                                                                        $  (9,690)      $  90,410
  Realized gains included in net
    income, net of tax                                                                      -         (71,876)
  Minimum pension liability adjustment                                                 43,108               -
                                                                                  -----------     -----------
Total                                                                              $   33,418       $  18,534
                                                                                  ===========     ===========

See accompanying notes to the consolidated financial statements.

                              SHS BANCORP, INC.
                    CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    Year Ended December 31,
                                                       1998          1997
OPERATING ACTIVITIES                              ------------  ------------
 Net income                                       $   475,645   $    70,794
 Adjustments to reconcile net income to
  net cash provided by operating activities:
    Provision for losses on loans                      19,525        69,734
    Depreciation and amortization                     339,316       300,065
    Net securities gains                                    -      (123,076)
    Loss on extinguishment of debt                          -       963,062
    Deferred income taxes                             275,459       (52,934)
    Release of unearned ESOP shares                    97,251        26,540
    Increase in accrued interest receivable           (22,783)       (6,087)
    Decrease in accrued interest payable              (19,929)      (44,407)
    Other, net                                       (302,038)     (517,148)
                                                  -----------   -----------
      Net cash provided by
       operating activities                           862,446       686,543
                                                  -----------   -----------
INVESTING ACTIVITIES
 Investment securities available for sale:
    Purchases                                        (750,000)   (1,543,882)
    Proceeds from sales                                     -     1,623,601
    Maturities and repayments                         611,245        27,557
 Investment securities held to maturity:
    Purchases                                        (748,750)   (2,749,609)
    Maturities and repayments                           5,474       772,971
 Mortgage-backed securities available for sale:
    Maturities and repayments                         638,353       319,050
 Mortgage-backed securities held to maturity:
    Purchases                                      (7,220,310)   (2,329,683)
    Maturities and repayments                       6,049,520     4,822,741
 Net decrease (increase) in loans receivable          557,412    (3,205,976)
 Purchase of Federal Home Loan Bank stock             (20,400)      (12,300)
 Purchase of premises and equipment, net             (188,786)     (210,963)
 Other, net                                             5,566             -
                                                  -----------   -----------
      Net cash used for investing activities      $(1,060,676)  $(2,486,493)
                                                  -----------   -----------


See accompanying notes to the consolidated financial statements.

                              SHS BANCORP, INC.
              CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

                                                  Year Ended December 31,
                                                 1998                 1997
                                             -----------          -----------
FINANCING ACTIVITIES
 Net increase in deposits                    $ 3,152,749          $   219,078
 Increase (decrease) in
  advances by borrowers for
  taxes and insurance                            (38,258)              66,416
 Collateralized mortgage obligation
  payments                                    (1,437,123)          (1,586,536)
 Extinguishment of debt                                -           (4,929,000)
 Proceeds from borrowed funds                  1,500,000            5,158,421
 Repayment of borrowed funds                  (1,619,528)             (67,750)
 Purchase of treasury stock                     (582,257)                   -
 Common stock acquired by MRDP                  (422,274)
 Dividends paid                                  (98,280)                   -
 Proceeds from the issuance of common
  stock                                                -            7,059,048
                                             -----------           ----------
      Net cash provided by financing
       activities                                455,029            5,919,677
                                             -----------           ----------
      Increase in cash and cash
       equivalents                               256,799            4,119,727

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                          7,692,283            3,572,556
                                             -----------           ----------
CASH AND CASH EQUIVALENTS AT END
 OF YEAR                                     $ 7,949,082           $7,692,283
                                             ===========           ==========
SUPPLEMENTAL CASH FLOW DISCLOSURE
 Cash paid during the year for:
  Interest on deposits and borrowing         $ 3,773,702           $4,080,118
  Income taxes                                   438,877              464,710

See accompanying notes to the consolidated financial statements.

                              SHS BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

   Nature of Operations and Basis of Presentation
   ----------------------------------------------

   On September 30, 1997, SHS Bancorp, Inc. (the "Company") was formed as part of a corporate reorganization completed in connection with the mutual-to-stock conversion of Spring Hill Savings Bank (the "Bank") (see Note 19). As a result of this transaction, the Bank became a wholly-owned subsidiary of the Company. The Company and its subsidiary derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial real estate, and consumer loan financing as well as interest earnings on investment securities and charges for deposit services to its customers. The Bank is a federally-chartered stock savings bank located in Pittsburgh, Pennsylvania. The Company and the Bank are subject to regulation and supervision by the Office of Thrift Supervision. During 1998, Spring Hill Funding Corporation ("SHFC"), a wholly-owned subsidiary of the Bank which had been formed to issue bonds collateralized by Federal National Mortgage Association mortgage-backed securities, was liquidated as a result of satisfaction of its collateralized mortgage obligation.

   The accounting policies followed by the Company, the Bank, and SHFC, and the methods of applying these principles, conform with generally accepted accounting principles and with general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiary, SHFC. All intercompany transactions have been eliminated in consolidation. The investments in subsidiaries on the Company's financial statements are carried at the Company's equity in the underlying net assets.

   Short-term Investments
   ----------------------

   Short-term investments, which are carried at estimated cost, consist of commercial paper with scheduled maturities within 90 days.

   Investment Securities and Mortgage-backed Securities
   ----------------------------------------------------

   Investment and mortgage-backed securities are classified at the time of purchase, based on management's intentions and abilities, as securities held to maturity or securities available for sale. Debt securities, including mortgage-backed securities, acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

   ----------------------------------------------------------

   Common stock of the Federal Home Loan Bank (the "FHLB") represents ownership in an institution which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying consolidated balance sheet.

   Loans Receivable
   ----------------

   Loans receivable are stated at their unpaid principal amounts net of the allowance for loan losses. Interest on loans is credited to income as earned on the accrual basis. Interest accrued on loans more than 90 days delinquent is generally offset by a reserve for uncollected interest and is not recognized as income. Interest payments received on nonaccrual loans are recorded as income or applied against principal according to management's judgment as to the collectibility of such principal.

   Loan Origination Fees
   ---------------------

   Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

   Allowance for Loan Losses
   -------------------------

   The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

   Impaired loans are commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

   Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

   Premises and Equipment
   ----------------------

   Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful lives of the related assets of three to thirty-five years. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

   Debt Discount and Issue Costs
   -----------------------------

   Discounts and issue costs related to the issuance of the CMO are amortized to interest expense on the interest method.

   Real Estate Owned
   -----------------

   Real estate owned acquired in settlement of foreclosed loans is carried at the lower of cost or fair value minus estimated cost to sell. Valuation allowances for estimated losses are provided when the carrying value exceeds the fair value. Direct costs incurred on such properties are recorded as expenses of current operations.

   Stock Options
   -------------

   The Company maintains a stock option plan for the directors, officers, and employees. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been affected based on the fair value of the stock options granted under this plan.

   Federal Income Taxes
   --------------------

   Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

   Comprehensive Income
   --------------------

   Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." In adopting Statement No. 130, the Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company has elected to report the effects of Statement No. 130 as part of the consolidated statement of changes in stockholders' equity.

   Earnings Per Share
   ------------------

   The Company provides dual presentation of Basic and Diluted earnings per share. Basic earnings per share utilizes net income as reported as the numerator and the actual average shares outstanding as the denominator. Diluted earnings per share include any dilutive effects of options, warrants, and convertible securities.

   ------------------

   Earnings per share for the period from September 30, 1997, the date of the conversion, to December 31, 1997, are based upon the weighted number of shares outstanding on earnings for that period which amounted to $185,269. If earnings per share had been computed on a retroactive basis for the year ended December 31, 1997, recognizing earnings for the entire year, earnings per share would have been $.84 per share before the extraordinary item and $.09 per share after the extraordinary item, as compared to $.25 per share reported in the accompanying consolidated statement of income.

   Pending Accounting Pronouncements
   ---------------------------------

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring the recognition of those items as assets or liabilities in the consolidated balance sheet recorded at fair value. Statement No. 133 precludes a held to maturity security from being designated as a hedged item; however, at the date of initial application of this Statement, an entity is permitted to transfer any held to maturity security into the available for sale or trading categories. The unrealized holding gain or loss on such transferred securities shall be reported consistent with the requirements of Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such transfers do not raise an issue regarding an entity's intent to hold other debt securities to maturity in the future. This Statement applies prospectively for all fiscal quarters of all years beginning after June 15, 1999. Earlier adoption is permitted for any fiscal quarter that begins after the issue date of this Statement.

   In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP, which is effective for fiscal years beginning after December 15, 1998, provides guidance on accounting for the costs of computer software developed or obtained for internal use and provides guidance for determining whether computer software is for internal use. The Company will adopt SOP 98-1 in the first quarter of 1999 and does not believe the effect of adoption will be material.

   Reclassification of Comparative Amounts
   ---------------------------------------

   Certain comparative account balances for 1997 have been reclassified to conform to the 1998 classifications. Such reclassifications did not effect stockholders' equity or net income.

2. EARNINGS PER SHARE

   The following table sets forth the computation of Basic and Diluted earnings per share. There were no convertible securities which would affect the numerator in calculating Basic and Diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth a reconciliation of the denominator of the Basic and Diluted earnings per share computation:

                                                        1998          1997
                                                       -------      -------
   Denominator:
    Denominator for Basic earnings per
     share - weighted-average shares                   755,788      755,266
    Employee stock options                               2,623            -
                                                       -------      -------
   Denominator for Diluted earnings per
     share - adjusted weighted-average
     assumed conversions                               758,411      755,266
                                                       =======      =======

3. INTEREST-BEARING DEPOSITS IN OTHER BANKS

   Interest-bearing deposits in other banks is comprised of the following:

                                         1998              1997
                                      ----------       -----------
   Overnight deposits                 $5,977,437       $ 4,982,919
   Federal funds sold                     25,000            25,000
                                      ----------       -----------
      Total                           $6,002,437       $ 5,007,919
                                      ==========       ===========

4. INVESTMENT SECURITIES
                                                         1998
                                   ---------------------------------------------
                                                  Gross       Gross    Estimated
                                    Amortized  Unrealized   Unrealized   Market
                                      Cost        Gains      Losses      Value
                                   ----------  -----------  ---------- ---------
   Available for Sale
   U.S. Government agency
    securities                     $  750,000  $    3,411  $      -   $  753,411
   Small Business
    Administration
    guaranteed loan pool              188,055       6,238         -      194,293
                                   ----------  ----------  --------   ----------
       Total debt securities          938,055       9,649         -      947,704
   Equity securities                   47,788           -   (12,725)      35,063
                                   ----------  ----------  --------   ----------
       Total                       $  985,843  $    9,649  $(12,725)  $  982,767
                                   ==========  ==========  ========   ==========
   Held to Maturity
   U.S. Government agency
    securities                     $2,917,136  $   44,300  $      -   $2,961,436
   Corporate securities               248,827           -         -      248,827
                                   ----------  ----------  --------   ----------
      Total                        $3,165,963  $   44,300  $      -   $3,210,263
                                   ==========  ==========  ========   ==========

                                                  1997
                            ------------------------------------------------
                                           Gross       Gross      Estimated
                             Amortized   Unrealized  Unrealized     Market
                               Cost        Gains       Losses       Value
                            ----------   ----------  ----------   ----------
   Available for Sale
   U.S. Government agency
    securities              $  500,000   $        -   $ (1,404)   $  498,596
   Small Business
    Administration
    guaranteed loan pool       299,352        8,681          -       308,033
                            ----------   ----------   --------    ----------
       Total debt
        securities             799,352        8,681     (1,404)      806,629
   Equity securities            47,788            -     (1,588)       46,200
                            ----------   ----------   --------    ----------
       Total                $  847,140   $    8,681   $ (2,992)   $  852,829
                            ==========   ==========   ========    ==========
   Held to Maturity
   U.S. Government agency
    securities              $2,422,926   $   50,442   $      -    $2,473,368
                            ==========   ==========   ========    ==========

   The amortized cost and estimated market value of investment securities at December 31, 1998, by contractual maturity, are shown below.

                                  Available for Sale      Held to Maturity
                                 --------------------  ----------------------
                                            Estimated              Estimated
                                 Amortized    Market   Amortized     Market
                                   Cost       Value       Cost       Value
                                 ---------  ---------  ----------  ----------
   Due after one year through
    five years                    $750,000   $753,412  $1,498,827  $1,513,905
   Due after five years
    through ten years                    -          -   1,500,000   1,521,945
   Due after ten years             188,055    194,292     167,136     174,413
                                  --------   --------  ----------  ----------
     Total                        $938,055   $947,704  $3,165,963  $3,210,263
                                  ========   ========  ==========  ==========

   During 1997, the Company had proceeds from sales of investment securities available for sale of $1,623,601, and gross gains and gross losses of $127,598 and $4,522, respectively. There were no sales of investment securities during 1998.

   A gain of $121,063 was realized in 1997 from the early redemption of the last remaining CMO residual owned by the Company as an investment. This gain resulted from the exercise of the early call provisions of the Trust Indenture and the collateral value exceeding the debt obligations secured by the collateral. The Company received its proportionate interest in the premium realized from the sale of the collateral that had been held by the Trustee to secure the CMO bonds.

5. MORTGAGE-BACKED SECURITIES

                                                       1998
                                  ----------------------------------------------
                                                Gross        Gross    Estimated
                                   Amortized  Unrealized  Unrealized    Market
                                      Cost      Gains       Losses      Value
                                  ----------- ----------  ----------  ----------
   Available for Sale
   Government National
    Mortgage Association          $   292,425  $      -   $ (1,253)  $   291,172
   Federal Home Loan
    Mortgage Corporation              370,974       217     (2,857)      368,334
   Federal National Mortgage
    Association                       453,231         -     (1,991)      451,240
   Collateralized mortgage
    obligations                       356,212    13,213          -       369,425
                                  -----------  --------   --------   -----------
      Total                       $ 1,472,842  $ 13,430   $ (6,101)  $ 1,480,171
                                  ===========  ========   ========   ===========
   Held to Maturity
   Government National
    Mortgage Association          $ 1,122,602  $  7,166   $   (934)  $ 1,128,834
   Federal Home Loan
    Mortgage Corporation            1,394,707    18,885          -     1,413,592
   Federal National Mortgage
    Association                     6,718,781   214,926          -     6,933,707
   Collateralized mortgage
    obligations                     6,475,400    16,703    (17,438)    6,474,665
                                  -----------  --------   --------   -----------
      Total                       $15,711,490  $257,680   $(18,372)  $15,950,798
                                  ===========  ========   ========   ===========

                                                       1997
                                  ----------------------------------------------
                                                Gross       Gross     Estimated
                                   Amortized  Unrealized  Unrealized    Market
                                      Cost      Gains       Losses      Value
                                  ----------- ----------  ---------- -----------
   Available for Sale
   Government National
    Mortgage Association          $   373,127  $  2,833   $      -   $   375,960
   Federal Home Loan
    Mortgage Corporation              674,169     4,457     (1,616)      677,010
   Federal National Mortgage
    Association                       560,029         -     (4,874)      555,155
   Collateralized mortgage
    obligations                       507,204    14,353          -       521,557
                                  -----------  --------   --------   -----------
     Total                        $ 2,114,529  $ 21,643   $ (6,490)  $ 2,129,682
                                  ===========  ========   ========   ===========
   Held to Maturity
   Government National
    Mortgage Association          $ 1,394,585  $ 17,557   $      -   $ 1,412,142
   Federal Home Loan
    Mortgage Corporation            1,129,975    37,184       (935)    1,166,224
   Federal National Mortgage
    Association                     7,866,641   255,886          -     8,122,527
   Collateralized mortgage
    obligations                     4,203,073    33,054     (2,187)    4,233,940
                                  -----------  --------   --------   -----------
   Total                          $14,594,274  $343,681   $ (3,122)  $14,934,833
                                  ===========  ========   ========   ===========

   At December 31, 1998 and 1997, substantially all the CMOs consisted of federal agency CMOs.

   The amortized cost and estimated market value of mortgage-backed securities at December 31, 1998, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic payments of principal and interest. Due to expected repayment terms being significantly less than the underlying mortgage loan pool contractual maturities, the estimated lives of these securities could be significantly shorter.

                                  Available for Sale         Held to Maturity
                                ----------------------  ------------------------
                                             Estimated                Estimated
                                 Amortized     Market     Amortized     Market
                                   Cost        Value        Cost         Value
                                -----------  ---------  ------------  ----------
   Due within one year          $        -  $        -  $   280,024  $   279,146
   Due after one year through
    five years                           -           -    1,558,738    1,585,872
   Due after five years through
    ten years                      356,212     369,425    3,773,008    3,808,020
   Due after ten years           1,116,630   1,110,746   10,099,720   10,277,760
                                ----------  ----------  -----------  -----------
     Total                      $1,472,842  $1,480,171  $15,711,490  $15,950,798
                                ==========  ==========  ===========  ===========

   Mortgage-backed securities of U.S. Government agencies with a carrying value of $507,259 and $641,960, and estimated market value of $513,301 and $650,759 at December 31, 1998 and 1997, respectively, were pledged to secure public funds.

   At December 31, 1997, Federal National Mortgage Association ("FNMA") mortgage-backed securities with a carrying value of $6,122,435 and an estimated market value of $6,311,304, were pledged as collateral for the CMO bonds issued by SHFC.

6. LOANS RECEIVABLE

   Loans receivable consist of the following:

                                                    1998         1997
                                                 -----------  -----------
   Mortgage loans:
    1 - 4 family units                           $42,207,335  $44,643,377
    Multi-family units                             6,300,941    6,128,011
    Construction loans                             7,045,223    2,606,179
    Commercial real estate                         2,668,545    3,042,789
                                                 -----------  -----------
                                                  58,222,044   56,420,356
                                                 -----------  -----------
   Consumer loans:
    Mobile home                                    1,460,485    1,889,930
    Other                                            685,513      816,811
                                                 -----------  -----------
                                                   2,145,998    2,706,741
                                                 -----------  -----------
   Less:
    Undisbursed portion of loans                   2,501,763      727,343
    Deferred loan origination costs, net             118,257       33,497
    Allowance for loan losses                        441,080      440,982
                                                 -----------  -----------
                                                   3,061,100    1,201,822
                                                 -----------  -----------
      Total                                      $57,306,942  $57,925,275
                                                 ===========  ===========

   The Company's primary business activity is with customers located within its local trade area. Commercial real estate, residential, and personal loans are granted. The repayment of these loans is dependent upon the local economic conditions in its immediate trade area. The mobile home loan portfolio at December 31, 1998 and 1997, consists primarily of loans granted to individuals outside of the Company's immediate trade area.

   Activity in the allowance for loan losses is as follows:


                                  1998        1997
                               ----------  ----------
   Balance, January 1           $440,982    $415,426
     Loans charged off           (34,367)    (78,090)
     Recoveries                   14,940      33,912
                                --------    --------
     Net loans charged off       (19,427)    (44,178)
     Provision for loan losses    19,525      69,734
                                --------    --------
   Balance, December 31         $441,080    $440,982
                                ========    ========

   The recorded investment in loans which are considered to be impaired was $671,031 and $625,805 at December 31, 1998 and 1997, respectively, all of which were on a nonaccrual basis. At December 31, 1998 and 1997, $118,816 and $104,629, respectively, of the allowance for loan losses has been allocated for impaired loans.

   The average recorded investment in impaired loans at December 31, 1998 and 1997, was $760,778 and $645,334, respectively. For the years ended December 31, 1998 and 1997, interest income totaling $6,536 and $46,817, respectively, was recognized using the cash basis method of income recognition.

   The Company also had nonaccrual loans of $800,366 and $326,258 at December 31, 1998 and 1997, respectively, which in management's opinion did not meet the definition of impaired. Interest income on loans would have been increased by $36,151 and $32,369, respectively, if these loans had performed in accordance with their original terms.

7. ACCRUED INTEREST RECEIVABLE

   Accrued interest receivable consists of the following:


                                                           1998         1997
                                                        -----------  ----------
   Investment securities                                 $   77,178  $   53,380
   Mortgage-backed securities                               111,128     109,913
   Loans receivable                                         339,066     341,296
                                                         ----------  ----------
    Total                                                $  527,372  $  504,589
                                                         ==========  ==========

8. PREMISES AND EQUIPMENT

   Premises and equipment consists of the following:

                                                            1998        1997
                                                         ----------  ----------
   Land and improvements                                 $  175,342  $  106,313
   Buildings and improvements                               849,743     827,044
   Furniture and equipment                                  955,962     843,590
   Leasehold improvements                                    11,975       3,831
                                                         ----------  ----------
                                                          1,993,022   1,780,778
   Less accumulated depreciation                            965,383     862,181
                                                         ----------  ----------
    Total                                                $1,027,639  $  918,597
                                                         ==========  ==========

   Depreciation expense for 1998 and 1997 was $103,202 and $79,744, respectively.

9. FEDERAL HOME LOAN BANK STOCK

   The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than the greater of one percent of its outstanding home loans or five percent of its outstanding notes payable to the FHLB of Pittsburgh as calculated at December 31, of each year.

10. DEPOSITS

    Comparative details of deposits are as follows:

                                                          1998                1997
                                                 -------------------  -------------------
                                                   Amount        %       Amount       %
                                                 -----------  ------  -----------  ------
    Noninterest-bearing                          $   737,984    1.1%  $   419,844    0.6%
    Interest-bearing
     Savings                                      12,534,625   18.5    11,845,105   18.4
     NOW                                           3,089,573    4.6     2,494,376    3.9
     Money market                                  5,713,639    8.4     6,527,416   10.1
                                                 -----------  -----   -----------  -----
                                                  22,075,821   32.6    21,286,741   33.0
                                                 -----------  -----   -----------  -----
    Time certificates of deposit:
     2.00 - 3.99%                                        589      -        25,500      -
     4.00 - 5.99%                                 35,646,519   52.7    30,876,030   47.9
     6.00 - 7.99%                                  9,929,290   14.7    12,307,259   19.1
     8.00 - 9.99%                                     13,727      -        17,667      -
                                                 -----------  -----   -----------  -----
                                                  45,590,125   67.4    43,226,456   67.0
                                                 -----------  -----   -----------  -----
      Total                                      $67,665,946  100.0%  $64,513,197  100.0%
                                                 ===========  =====   ===========  =====

    The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $4,380,423 and $4,386,324 at December 31, 1998 and 1997,
    respectively.

    Maturities on time deposits of $100,000 or more at December 31, 1998 are as follows:

    Within three months                               $  510,296
    Three through six months                             749,855
    Six through twelve months                          1,618,822
    Over twelve months                                 1,501,450
                                                      ----------
         Total                                        $4,380,423
                                                      ==========

    Interest expense by deposit category is as follows:

                                            1998         1997
                                         -----------  ----------
    Savings                              $  381,875   $  408,292
    NOW and money market                    276,379      273,265
    Time certificates of deposit          2,488,590    2,466,883
                                         ----------   ----------
       Total                             $3,146,844   $3,148,440
                                         ==========   ==========

11. COLLATERALIZED MORTGAGE OBLIGATION

    The bonds are collateralized by a pledge of the FNMAs and are identified as follows:

                                      1998                    1997
               Original       -------------------   -----------------------
                  Par           Par      Carrying      Par        Carrying
    Class        Value         Value       Value      Value         Value
    -----     -----------     ------     --------   ----------   ----------
      A       $14,420,000     $   -      $      -   $        -   $        -
      B        12,847,000         -             -    1,437,123    1,394,821
      C         4,800,000         -             -            -            -
              -----------     -----      --------   ----------   ----------
              $32,067,000     $   -      $      -   $1,437,123   $1,394,821
              ===========     =====      ========   ==========   ==========

    The amount of monthly payments on the bonds is based upon the timing of cash receipts from the FNMAs. Interest is paid monthly. All principal payments on the bonds is allocated among the bonds in the order of their respective stated maturities. During 1998, the Company satisfied its CMO bonds and subsequently liquidated SHFC.

    On March 7, 1997, the Bank purchased the Class C bonds at a loss of $963,062, as discussed in Note 16.

12. BORROWED FUNDS

    Borrowed funds consist of credit arrangements with the FHLB of Pittsburgh. FHLB borrowings are subject to annual renewal, incur no service charges, and are secured by a blanket security agreement on certain investment and mortgage-backed securities, qualifying residential mortgages, and the Bank's investment in FHLB stock. At December 31, 1998, the Bank's maximum borrowing capacity with the FHLB was $47.8 million.

    The following table presents the scheduled repayments of the outstanding advances:

                      Weighted-                 Weighted-
                      interest                   interest
    Maturity            Rate          1998         Rate         1997
    --------          ---------    ----------   ---------    ----------
      1998                   -%    $        -        6.84%   $1,619,529
      1999                6.51        661,056        6.51       661,056
      2000                6.19      1,483,369        6.19     1,483,369
      2001                5.91      1,752,655        6.33     1,252,654
      2002                6.33      1,064,586        6.33     1,064,586
      2003                5.91        979,645        6.61       479,645
      2004                6.61        512,306        6.61       512,306
      2005                6.61        547,194        6.61       547,194
      2006                6.34      1,084,456        6.34     1,084,456
      2007                6.66        157,912        6.66       157,912
      2008                4.86        500,000           -             -
                                   ----------                ----------
             Total                 $8,743,179                $8,862,707
                                   ==========                ==========

    At December 31, 1998, a total of $1,000,000 of advances are subject to conversion to an adjustable rate at the option of the FHLB based on the short-term market index of three month LIBOR. These advances are:


     Amount          Maturity Date          Rate         Conversion Date
    --------         -------------          ----         ---------------
    $500,000         March 2002             6.08%          March 1999
     500,000         October 2008           4.86           October 2003

13. INCOME TAXES

    The components of income tax expense are summarized as follows:

                                       1998            1997
                                     --------       ---------
    Current payable
     Federal                         $ 18,554        $388,854
     State                             30,076          66,697
                                     --------        --------
                                       48,630         455,551
    Deferred taxes                    275,459         (52,934)
                                     --------        --------
          Total                      $324,089        $402,617
                                     ========        ========

    On August 20, 1996, the Small Business Job Protections Act (the "Act") was signed into law. The Act eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. The Act provides that bad debt reserves accumulated prior to 1988 be exempt from recapture. Bad debt reserves accumulated after 1987 are subject to recapture. The Company has not accumulated any additional bad debt reserves since 1987; therefore, the impact of this legislation did not have a material effect on the Company's financial statements.

    The following temporary differences gave rise to the net deferred tax assets:

                                                  1998       1997
                                               ---------  ---------
    Deferred tax assets:
      Allowance for loan losses                  $149,967   $149,934
      Pension adjustment                                -     30,695
      Investment in SHFC                                -    142,885
      Gain on liquidation of SHFC                  52,306          -
      Deferred loan origination costs, net         31,495     19,137
      Loss on extinguishment of debt                    -    393,757
      MRDP compensation accrual                    27,880          -
      Other                                           537     11,373
                                                 --------   --------
        Total gross deferred tax assets           262,185    747,781
                                                 --------   --------
    Deferred tax liabilities:
      Net unrealized gain on securities             1,769      8,669
      Discount on mortgage-backed securities            -    158,328
      SHFC debt issuance costs                          -     43,841
      Other, net                                   28,502     36,470
                                                 --------   --------
        Total gross deferred tax liabilities       30,271    247,308
                                                 --------   --------
         Net deferred tax assets                 $231,914   $500,473
                                                 ========   ========

    No valuation allowance was established at December 31, 1998 and 1997, in view of the Company's ability to carryback taxes paid in previous years, and to a lesser extent, future anticipated taxable income.

    The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                          1998                1997
                                   ------------------   -----------------
                                               % of                % of
                                              Pre-tax             Pre-tax
                                    Amount    Income    Amount    Income
                                   ---------  -------  ---------  -------

    Provision at statutory rate     $271,910    34.0%   $352,218    34.0%
    State tax expense, net of
     federal tax benefit              30,551     3.8      44,020     4.3
    Other, net                        21,628     2.7       6,379     0.6
      Actual tax expense            --------    ----    --------    ----
       and effective rate           $324,089    40.5%   $402,617    38.9%
                                    ========    ====    ========    ====

14. EMPLOYEE BENEFITS

    Defined Benefit Plan
    --------------------

    During 1998, the Company settled its post-retirement obligation with employees by providing a cash settlement for vested benefits up until the plan was suspended. The loss associated with this settlement was $118,859 and is included in the accompanying consolidated statement of income.

    The following table sets forth the change in the Company's plan assets and funded status at December 31:

                                                       1998        1997
                                                    ----------  ----------
    Plan assets at fair value, beginning of year    $ 110,919    $100,406
    Actual return on plan assets                        6,932       7,166
    Contributions                                      80,231       3,347
    Benefits paid                                    (198,082)          -
                                                    ---------    --------
    Plan assets at fair value, end of year                  -     110,919
                                                    ---------    --------
    Benefit obligation, beginning of year             163,096     133,376
    Actuarial loss                                     24,792      19,526
    Interest cost                                      10,194      10,194
    Benefits paid                                    (198,082)          -
                                                    ---------    --------
    Benefit obligation, end of year                         -     163,096
                                                    ---------    --------
    Funded status                                           -     (52,177)
    Unrecognized net loss from past experience
     different from that assumed                            -      88,433
    Additional minimum liability                            -     (88,433)
                                                    ---------    --------
    Prepaid pension cost                            $       -    $(52,177)
                                                    =========    ========

    In preparing the above information for the years ended December 31, 1998 and 1997, a 5.99 percent and 6.25 percent discount rate and 5.99 percent and
    7.00 percent expected long-term rate of return on plan assets, respectively, was assumed. Plan assets were invested primarily in certificates of deposit of the Bank.

    Net periodic pension cost includes the following components:

                                                       1998       1997
                                                     ---------  ---------
    Interest cost on projected benefit obligation     $10,194    $10,194
    Actual return on plan assets                       (6,932)    (7,166)
    Net amortization and deferral                           -      5,754
                                                      -------    -------
    Net periodic pension cost                         $ 3,262    $ 8,782
                                                      =======    =======

    The Bank also sponsors a contributory defined contribution 401(k) plan in which substantially all employees participate. The plan permits employees to make pre-tax contributions, up to a maximum of six percent of annual salary which are matched 50 percent by the Bank. The Bank recorded expense of $15,185 and $14,207 in 1998 and 1997, respectively.

    Employee Stock Ownership Plan (ESOP)
    ------------------------------------

    The Company has an ESOP for the benefit of employees who meet the eligibility requirements which include having completed six months service with the Company and having attained age 18. The ESOP Trust purchased 65,596 shares of common stock in the initial public offering with proceeds from a loan from the Company. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan bears interest at a fixed rate of 8.50 percent with both principal and interest payable in quarterly installments over a ten-year period. The loan is secured by the shares of the stock purchased.

    As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

    Compensation expense for the ESOP was $97,251 and $26,540 for the years ended December 31, 1998 and 1997, respectively. The following table presents the components of the ESOP shares:

                                         1998        1997
                                       ---------  ----------
    Allocated shares                       1,641           -
    Shares released for allocation         6,564       1,641
    Unreleased shares                     57,391      63,955
                                        --------  ----------
    Total ESOP shares                     65,596      65,596
                                        ========  ==========
    Fair value of unreleased shares     $717,388  $1,071,246
                                        ========  ==========

    Management Recognition and Development Plan (MRDP)
    --------------------------------------------------

    In February 1998, the Board of Directors adopted a MRDP for certain officers, employees, and directors which was approved by stockholders at the annual meeting held on April 23, 1998. The objective of this Plan is to enable the Company and the Bank to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board-appointed committee are eligible to receive benefits under the MRDP. The nonemployee directors of the Company and the Bank serve as trustees for the MRDP which has the responsibility to invest all funds contributed by the Bank to the Trust created for the MRDP.

    In December, 1998, the Trust purchased, with funds contributed by the Bank, 32,798 shares of the common stock of the Company, of which 6,560 shares were issued to directors and 26,238 shares were issued to officers and employees. Directors, officers, and employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned.

    The Company granted a total of 32,798 shares of common stock on October 1, 1998 of which 8,200 shares became immediately vested under the plan with the remaining shares vesting over a three-year period beginning January 1, 1999. A total of 8,200 shares were vested as of January 1, 1999. The MRDP shares purchased initially are excluded from stockholders' equity. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date, pro rata over the years during which the shares are earned and recorded as an addition to stockholders' equity. Net compensation expense attributable to the MRDPs amounted to $82,000 for the year ended December 31, 1998.

    Stock Option Plan
    -----------------

    In February 1998, the Board of Directors adopted a Stock Option Plan for the directors, officers, and employees which was approved by stockholders at the annual meeting held on April 23, 1998. An aggregate of 81,995 shares of authorized but unissued common stock of the Company were reserved for future issuance under the plan. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value, and the excess is credited to additional paid-in capital.

    On October 15, 1998, qualified stock options were granted for the purchase of 79,995 shares exercisable at the market price of $10.00 per share. Of the 79,995 shares, certain executive officers were granted options for 35,000 shares of which 50 percent vested immediately with the remainder vesting one year later. Options for the remaining 44,995 shares will vest proportionately over a three-year period beginning October 1, 1999. All options expire ten years from the date of grant. At December 31, 1998, the initial stock options granted remain outstanding with none being exercised.

    -----------------

    No compensation expense has been recognized with respect to the options granted under the stock option plans. Had compensation expense been determined on the basis of fair value, net income and earnings per share would have been reduced as follows:


    Net income:
      As reported                            $475,465
      Pro forma                              $408,379

    Basic earnings per share:
      As reported                            $   0.63
      Pro forma                              $   0.54

    Diluted earnings per share:
      As reported                            $   0.63
      Pro forma                              $   0.54

    The following table presents share data related to the outstanding options:

                                                          Weighted-
                                                           average
                                                          Exercise
                                            1998            Price
                                          --------        ---------
    Outstanding, beginning                      -               -
      Granted                              79,995           10.00
      Exercised                                 -               -
      Forfeited                                 -               -
                                           ------
    Outstanding, ending                    79,995          $10.00
                                           ======

15. COMMITMENTS AND CONTINGENT LIABILITIES

    Commitments
    -----------

    In the normal course of business, the Company makes various commitments which are not reflected in the accompanying financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary.

    -----------

    The off-balance sheet commitments were comprised of the following:

                                                        1998         1997
                                                     -----------  ----------
    Commitments to extend credit:
     Fixed rate                                       $2,336,514  $  214,420
     Variable rate                                     1,490,580     912,059
    Standby letters of credit                             14,000      14,000
                                                      ----------  ----------
      Total                                           $3,841,094  $1,140,479
                                                      ==========  ==========

    The range of interest rates for variable rate commitments was 6.50 percent to 12.90 percent at December 31, 1998.

    At December 31, 1998, the minimum rental commitment for one of the Bank's office facilities is as follows:

                     1999         $   71,622
                     2000             71,622
                     2001             71,622
                     2002             72,286
                     2003             79,580
                  Thereafter         490,744
                                   ---------
                    Total          $ 857,476
                                   =========

    Occupancy and equipment expenses include rental expenditures of $65,713 and $58,852 for 1998 and 1997, respectively.

    Contingent Liabilities
    ----------------------

    In the normal course of business, the Company is involved in various legal proceedings primarily involving the collection of outstanding loans. None of these proceedings are expected to have a material effect on the consolidated financial position or results of operations of the Company.

16. DEBT EXTINGUISHMENT

    On March 7, 1997, the Bank purchased the Class C bond of the CMO issued by SHFC from a third-party investor. The bond was purchased for $4,929,000 and had a carrying value of $4,073,151. The Bank also accelerated the recognition of deferred debt issuance costs by $107,213, in connection with this transaction. As a result, the Bank recorded a loss on the extinguishment of the Class C bond of $562,525, net of related taxes of $400,537.

17. CAPITAL REQUIREMENTS

    The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. The Office of Thrift Supervision ("OTS") sets forth capital standards applicable to all thrifts. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Capital adequacy guidelines involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, Risk-weightings, and other factors.

    Quantitative measures established by the regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to Risk-weighted assets, and of Tangible and Core Capital (as defined in the regulations) to adjusted assets (as defined). Management believes, as of December 31, 1998, the Company and the Bank meet all capital adequacy requirements to which they are subject.

    As of December 31, 1998, the most recent notification from the Company's and the Bank's primary regulator categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized they must maintain minimum tangible, core, and Risk-based ratios. There have been no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

    The following table reconciles the Company's capital under generally accepted accounting principles to OTS regulatory capital:

                                                1998           1997
                                           -------------  -------------
    Total capital                           $11,600,436    $12,014,933
    Unrealized gain on securities                (2,483)       (12,173)
    Net unrealized pre-tax loss on equity
     securities                                 (12,725)        (1,588)
                                            -----------    -----------
    Tier I, core, and tangible capital       11,585,228     12,001,172

    Allowance for loan losses                   441,080        440,982
                                            -----------    -----------
    Risk-based capital                      $12,026,308    $12,442,154
                                            ===========    ===========

    The following table sets forth the Company's capital position and minimum requirements as of December 31:

                                            1998                   1997
                                    -------------------    -------------------
                                      Amount      Ratio      Amount      Ratio
                                    -----------   -----    -----------   -----
    Total Capital
     (to Risk-weighted Assets)
    -------------------------

    Actual                          $12,026,308   28.84%   $12,442,154   29.61%
    For Capital Adequacy Purposes     3,335,770    8.00      3,361,423    8.00
    To Be Well Capitalized            4,169,712   10.00      4,201,779   10.00

    Tier I Capital
     (to Risk-weighted Assets)
    -------------------------

    Actual                          $11,585,228   27.78%   $12,001,172   28.56
    For Capital Adequacy Purposes     1,667,885    4.00      1,680,712    4.00
    To Be Well Capitalized            2,501,827    6.00      2,521,067    6.00

    Core Capital
     (to Adjusted Assets)
    --------------------

    Actual                          $11,585,228   12.93%   $12,001,172   13.59%
    For Capital Adequacy Purposes     3,584,300    3.00      2,649,447    3.00
    To Be Well Capitalized            4,480,375    5.00      4,415,744    5.00

    Tangible Capital
     (to Adjusted Assets)
    --------------------

    Actual                          $11,585,228   12.93%   $12,001,172   13.59%
    For Capital Adequacy Purposes     2,688,225    1.50      1,324,723    1.50
    To Be Well Capitalized                  N/A     N/A            N/A     N/A

    Prior to the enactment of the Small Business Job Protection Act discussed in Note 13, the Bank accumulated approximately $4,475,000 of retained earnings at December 31, 1998, which amount represents allocations of income to bad debt deductions for tax purposes only. Since this amount represents the accumulated bad debt reserves prior to 1988, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair values of the Company's financial instruments at December 31, are as follows:

                                                1998                    1997
                                    ------------------------  ------------------------
                                     Carrying       Fair       Carrying       Fair
                                       Value        Value        Value        Value
                                    -----------  -----------  -----------  -----------
    Financial assets:
     Cash and cash equivalents      $ 7,949,082  $ 7,949,082  $ 7,692,283  $ 7,692,283
     Investment securities:
      Available for sale                982,767      982,767      852,829      852,829
      Held to maturity                3,165,963    3,210,263    2,422,926    2,473,368
     Mortgage-backed securities:
      Available for sale              1,480,171    1,480,171    2,129,682    2,129,682
      Held to maturity               15,711,490   15,950,798   14,594,274   14,934,833
     Loans receivable                57,306,942   58,573,000   57,925,275   59,223,000
     FHLB stock                         627,422      627,422      607,022      607,022
     Accrued interest receivable        527,372      527,372      504,589      504,589
                                    -----------  -----------  -----------  -----------
       Total                        $87,751,209  $89,300,875  $86,728,880  $88,417,606
                                    ===========  ===========  ===========  ===========

    Financial liabilities:
     Deposits                       $67,665,946  $68,238,961  $64,513,197  $64,581,428
     Advances by borrowers
      for taxes and insurance         1,090,364    1,090,364    1,128,622    1,128,622
     CMOs                                     -            -    1,394,821    1,411,821
     Borrowed funds                   8,743,179    8,951,465    8,862,707    8,896,106
     Accrued interest payable            96,904       96,904      116,833      116,833
                                    -----------  -----------  -----------  -----------
       Total                        $77,596,393  $78,377,694  $76,016,180  $76,134,810
                                    ===========  ===========  ===========  ===========

    Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

    Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

    If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

    As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

    The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

    Cash and Cash Equivalents, Accrued Interest Receivable, FHLB Stock, Advances
    ----------------------------------------------------------------------------
    by Borrowers for Taxes and Insurance, and Accrued Interest Payable
    ------------------------------------------------------------------

    The fair value is equal to the current carrying value.

    Investment Securities and Mortgage-backed Securities
    ----------------------------------------------------

    The fair value of these securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

    Loans Receivable, Deposits, CMOs, and Borrowed Funds
    ----------------------------------------------------

    The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows based upon current market rates adjusted for prepayment risk and credit quality. Savings, checking, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair values for time deposits, CMOs, and borrowed funds are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

    Commitments to Extend Credit and Commercial Letters of Credit
    -------------------------------------------------------------

    These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 15.

19. CONVERSION AND REORGANIZATION

    On April 16, 1997, the Board of Directors of the Bank adopted a Plan of Conversion (the "Conversion") to convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and the concurrent formation of a holding company for the Bank. All outstanding capital stock of the Bank was acquired after conversion by the Company. From the proceeds of the Conversion, $8,200 was allocated to common stock and $7,706,808, which is net of $484,493 of conversion costs, was allocated to additional paid-in capital.

    As a part of the conversion process, the Company was organized at the direction of the Board of Directors of the Bank for the purpose of acquiring all of the capital stock to be issued by the Bank in the Conversion. The Company became a bank holding company with its only significant assets being the capital stock of the Bank, which was acquired by exchanging $4,400,000 of the proceeds received in the public offering for all common stock of the Bank and a percentage of the conversion proceeds permitted by the OTS to be retained.

    In accordance with regulations, at the time the Bank converted from a mutual savings bank to a stock savings bank, a portion of retained earnings was restricted by establishing a liquidation account. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.


20. CONDENSED FINANCIAL INFORMATION OF SHS BANCORP, INC. (PARENT COMPANY
    ONLY)

                         CONDENSED BALANCE SHEET

                                                            December 31,
                                                        1998           1997
                                                     -----------    -----------
    ASSETS
      Interest-bearing deposits in other banks       $ 2,144,451    $ 2,635,360
      Investment securities available for sale            35,063         46,200
      Investment in subsidiary bank                    9,123,616      8,653,200
      Loan receivable from ESOP                          600,901        645,501
      Other assets                                        47,227         53,774
                                                     -----------    -----------
       Total assets                                  $11,951,258    $12,034,035
                                                     ===========    ===========
    LIABILITIES
      Management Recognition Plan payable            $   245,980  $           -
      Other liabilities                                  104,842         19,102
                                                     -----------    -----------
       Total liabilities                                 350,822         19,102
                                                     -----------    -----------
    STOCKHOLDERS' EQUITY                              11,600,436     12,014,933
                                                     -----------    -----------

       Total liabilities and stockholders' equity    $11,951,258    $12,034,035
                                                     ===========    ===========

20. CONDENSED FINANCIAL INFORMATION OF SHS BANCORP, INC. (PARENT COMPANY
    ONLY) (CONTINUED)

                         CONDENSED STATEMENT OF INCOME

                                                                  For the Period
                                                  For the Year     September 30,
                                                      Ended             to
                                                   December 31,     December 31,
                                                      1998             1997
                                                 ---------------  --------------
    INCOME
     Interest and dividends from investment
      securities                                     $  199,366     $    52,525

    OPERATING EXPENSES                                   59,382           1,850
                                                     ----------     -----------
     Income before equity in undistributed
      net income of subsidiary and income
      taxes                                             139,984          50,675
     Equity in undistributed net income of
      subsidiary                                        383,058         153,696
                                                     ----------     -----------
       Income before income taxes                       523,042         204,371

     Applicable income taxes                             47,397          19,102
                                                     ----------     -----------
    NET INCOME                                       $  475,645     $   185,269
                                                     ==========     ===========

                       CONDENSED STATEMENT OF CASH FLOWS

                                                                  For the Period
                                                  For the Year     September 30,
                                                      Ended             to
                                                   December 31,     December 31,
                                                      1998             1997
                                                 ---------------  --------------
    OPERATING ACTIVITIES
     Net income                                      $  475,645     $   185,269
     Adjustments to reconcile net income
      to net cash provided by
      operating activities:
       Undistributed net income of subsidiary          (383,058)       (153,696)
       Other, net                                        52,441         (17,932)
                                                     ----------     -----------
        Net cash provided by operating
         activities                                     145,028          13,641
                                                     ----------     -----------
    INVESTING ACTIVITIES
     Purchases of investment securities                       -         (47,788)
     Payments from ESOP                                  44,600          10,459
     Purchase of savings bank stock                           -      (4,400,000)
                                                     ----------     -----------
        Net cash provided by (used for)
         investing activities                            44,600      (4,437,329)
                                                     ----------     -----------
    FINANCING ACTIVITIES
     Purchase of treasury stock                        (582,257)              -
     Dividends paid                                     (98,280)              -
     Proceeds from issuance of common stock                   -       7,059,048
                                                     ----------     -----------
         Net cash provided by (used for)
          financing activities                         (680,537)      7,059,048
                                                     ----------     -----------
         Increase (decrease) in cash                   (490,909)      2,635,360

    CASH AT BEGINNING OF YEAR                         2,635,360               -
                                                     ----------     -----------
    CASH AT END OF YEAR                              $2,144,451     $ 2,635,360
                                                     ==========     ===========

                               SHS Bancorp, Inc.
                    Consolidated Balance Sheet (Unaudited)

                                                June 30,       December 31,
                                                 1999              1998
                                             -----------       ------------
ASSETS
  Cash and due from banks                    $   626,046       $   892,428
  Interest-bearing deposits with other banks   5,380,719         6,002,437
  Short-term investments                       1,095,457         1,054,217
                                             -----------       -----------
    Cash and cash equivalents                  7,102,222         7,949,082
  Investment securities available for sale     2,180,876           982,767
  Investment securities held to maturity
   (market value of $2,656,014 and
   $3,210,263)                                 2,663,017         3,165,963
  Mortgage-backed securities available for
   sale                                          776,255         1,480,171
  Mortgage-backed securities held to
   maturity (market value of $17,526,729
   and $15,950,798)                           17,500,213        15,711,490
  Loans receivable (net of allowance for
   loan losses of $425,572 and $441,080)      58,402,972        57,306,942
  Accrued interest receivable                    575,137           527,372
  Premises and equipment                         979,228         1,027,639
  Federal Home Loan Bank stock                   627,400           627,422
  Other assets                                   365,732           634,695
                                             -----------       -----------
    TOTAL ASSETS                             $91,173,052       $89,413,543
                                             ===========       ===========
LIABILITIES
  Deposits                                   $69,579,729       $67,665,946
  Advances by borrowers for taxes and
   insurance                                   1,234,509         1,090,364
  Borrowed funds                               8,362,784         8,743,179
  Accrued interest payable                       108,304            96,904
  Other liabilities                              142,865           216,714
                                             -----------       -----------
    TOTAL LIABILITIES                         79,428,191        77,813,107
                                             -----------       -----------
STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value;
   5,000,000 shares authorized; none
   outstanding                                         -                 -
  Common stock, $.01 par value; 10,000,000
   shares authorized, 819,950 issued               8,200             8,200
  Additional paid-in capital                   7,659,774         7,654,255
  Retained earnings - substantially
   restricted                                  5,503,178         5,337,645
  Unallocated shares held by Employee
   Stock Ownership Plan (ESOP)                  (541,090)         (573,910)
  Unallocated shares held by Management
   Recognition and Development Plan (MRDP)      (205,480)         (245,980)
  Accumulated other comprehensive income
   (loss)                                        (18,659)            2,483
  Treasury stock, 51,988 and 45,152 shares
   at cost                                      (661,062)         (582,257)
                                             -----------       -----------
    TOTAL STOCKHOLDERS' EQUITY                11,744,861        11,600,436
                                             -----------       -----------
    TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY                                  $91,173,052       $89,413,543
                                             ===========       ===========

See accompanying notes to the unaudited consolidated financial statements.

                               SHS Bancorp, Inc.
                 Consolidated Statement of Income (Unaudited)



                                                       Six Months Ended June 30,
                                                          1999           1998
                                                       ----------     ----------
INTEREST AND DIVIDEND INCOME
  Loan receivable                                      $2,380,396     $2,403,766
  Interest-bearing deposits with other banks              156,369        167,516
  Investment securities                                   180,377        163,621
  Mortgage-backed securities                              571,734        575,259
  Dividends on Federal Home Loan Bank stock                20,223         19,889
                                                       ----------     ----------
    Total interest and dividend income                  3,309,099      3,330,051
                                                       ----------     ----------
INTEREST EXPENSE
  Deposits                                              1,559,859      1,565,175
  Advances by borrowers for taxes and insurance             6,212          6,319
  Collateralized mortgage obligation                           --         62,485
  Borrowed funds                                          276,711        262,516
                                                       ----------     ----------
    Total interest expense                              1,827,782      1,896,495
                                                       ----------     ----------
NET INTEREST INCOME                                     1,481,317      1,433,556

Provision for loan losses                                  27,367             --
                                                       ----------     ----------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                       1,453,950      1,433,556
                                                       ----------     ----------
NONINTEREST INCOME
  Service charge on deposits                               25,466         20,694
  Other income                                             21,169         98,071
                                                       ----------     ----------
    Total noninterest income                               45,635        118,765
                                                       ----------     ----------
NONINTEREST EXPENSE
  Compensation and employee benefits                      581,699        492,531
  Occupancy and equipment                                 132,845        135,312
  Professional fees                                        62,240         54,650
  Data processing                                         112,919        110,876
  Other operating expenses                                182,891        247,439
                                                       ----------     ----------
    Total noninterest expense                           1,072,594      1,040,808
                                                       ----------     ----------
Income before income taxes                                427,991        511,513
Income tax expense                                        166,206        197,316
                                                       ----------     ----------
NET INCOME                                             $  261,785     $  314,197
                                                       ----------     ----------
EARNINGS PER SHARE
  Basic                                                $     0.37     $     0.41
  Diluted                                                    0.36            N/A

WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic                                                   714,986        757,454
  Diluted                                                 726,785            N/A

DIVIDEND PER SHARE                                     $     0.14     $      N/A

See accompanying notes to the unaudited consolidated financial statements.

                               SHS Bancorp, Inc.
          Consolidated Statement of Comprehensive Income (Unaudited)


                                                                    Six Months Ended June 30,
                                                                    1999                1998
                                                             ------------------    -----------------
Net Income                                                             $261,785            $314,197

Other Comprehensive Income, net of tax:
  Unrealized gain (loss) on available-for-sale securities    (17,724)              812
  Less: reclassification adjustment for gain included
    in net income                                             (3,418)   (21,142)    --           812
                                                             -------               ---
  Minimum pension liability                                                  --               (8,545)
                                                                       --------             --------
    Total other comprehensive loss                                      (21,142)              (7,733)
                                                                       --------             --------
    Comprehensive income                                               $240,643             $306,464
                                                                       ========             ========

See accompanying notes to the unaudited consolidated financial statements.

                               SHS Bancorp, Inc.
               Consolidated Statement of Cash Flows (Unaudited)


                                                                Six Months Ended June 30,
                                                                   1999           1998
                                                                -----------    -----------
OPERATING ACTIVITIES
Net Income                                                      $   261,785    $   314,197
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Provision for losses on loans and real estate owned                27,367             --
  Depreciation and amortization                                      59,656         94,761
  Release of unearned ESOP shares                                    38,339         56,035
  Release of unearned MRDP shares                                    40,500             --
  (Increase) decrease in accrued interest receivable                (47,765)           274
  Increase (decrease) in accrued interest payable                    11,400        (13,325)
  Other, net                                                        (52,717)       (94,723)
                                                                -----------    -----------
    Net cash provided by operating activities                       338,565        357,219
                                                                -----------    -----------
INVESTING ACTIVITIES
  Investment securities available for sale:
    Purchases                                                    (1,763,165)      (750,000)
    Proceeds from sales                                                  --             --
    Maturities and repayments                                       545,082        553,543
  Investment securities held to maturity:
    Purchases                                                      (749,727)      (500,000)
    Maturities and repayments                                     1,252,673          2,862
  Mortgage-backed securities available for sale:
    Maturities and repayments                                       516,114        206,563
    Proceeds from sales                                             171,959             --
  Mortgage-backed securities held to maturity:
    Purchases                                                    (4,641,929)    (2,774,629)
    Maturities and repayments                                     2,845,489      3,233,342

  Loans receivable:
    Purchases                                                      (375,000)            --
    Other net (increase) decrease                                  (489,397)     1,868,857
  Purchase of Federal Home Loan Bank Stock                               --        (20,400)
  Purchase of premises and equipment, net                                --       (132,266)
                                                                -----------    -----------
    Net cash provided by (used for) investing activities         (2,687,901)     1,687,872

See accompanying notes to the unaudited consolidated financial statements.

                               SHS Bancorp, Inc.
               Consolidated Statement of Cash Flows (Unaudited)

                                                                Six Months Ended June 30,
                                                                   1999           1998
                                                                -----------    -----------
FINANCING ACTIVITIES
  Net increase in deposits                                      $ 1,913,783    $   196,315
  Increase in advances by borrowers for taxes and insurance         144,145         99,284
  Collateralized mortgage obligation payments                            --       (971,142)
  Repayment of borrowed funds                                      (380,395)      (856,498)
  Purchase of Treasury Stock                                        (78,805)            --
  Dividends Paid                                                    (96,252)            --
                                                                -----------    -----------
    Net cash provided by (used for) financing activities          1,502,476     (1,532,041)

    Increase (decrease) in cash and cash equivalents               (846,860)       513,050

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    7,949,082      7,692,283
                                                                -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                      $ 7,102,222    $ 8,205,333
                                                                -----------    -----------

SUPPLEMENTAL CASH FLOW DISCLOSURE
  Cash paid during the period for:
    Interest on deposits and borrowings                         $ 1,816,382    $ 1,909,820
    Income Taxes                                                     89,200        280,800

See accompanying notes to the unaudited consolidated financial statements.

                               SHS BANCORP, INC.
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

The consolidated financial statements of SHS Bancorp, Inc. (the "Company"), includes its wholly-owned subsidiary, Spring Hill Savings Bank, FSB (the "Savings Bank"), and for the periods preceding October 1, 1998, the Savings Bank's wholly-owned subsidiary, Spring Hill Funding Corporation ("SHFC"). SHFC was a limited purpose finance subsidiary that was liquidated in December of 1998 after satisfying the obligations of the bond issuance. All significant intercompany balances and transactions have been eliminated.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-QSB and, therefore, do not necessarily include all information that would be included in audited financial statements. The information furnished reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These statements should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 1998 which are incorporated in Form 10-KSB.

Certain comparative account balances for 1998 have been reclassified to conform to the 1999 classifications. Such reclassifications did not effect stockholders' equity or net income.

NOTE 2--CORPORATE REORGANIZATION

On July 21, 1999, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with ESB Financial Corporation ("ESB"), a Pennsylvania corporation headquartered in Ellwood City, Pennsylvania. The Agreement set forth the terms and conditions under which the Company will merge with and into ESB (the "Merger"). In accordance with the terms, conditions and procedures set forth in the Agreement, each shareholder of the Company will be entitled to receive either $17.80 in cash or 1.30 shares of common stock of ESB for each share of common stock of the Company, subject to an overall requirement that 40% of the outstanding Company common stock be exchanged for cash. The Merger is subject to, among other things, the receipt of requisite regulatory approvals as well as the approval of the shareholders of the Company. In connection with the execution of the Agreement, the Company entered into a Stock Option Agreement with ESB whereby the Company granted to ESB an option to purchase up to 115,000 shares of the Company's common stock that is exercisable only upon the occurrence of certain events.

NOTE 3--EARNINGS PER SHARE

The Company provides dual presentation of Basic and Diluted earnings per share ("EPS"). Basic EPS is computed based upon income available to common shareholders and the weighted average number of common shares outstanding for the period (less the unallocated ESOP shares). Diluted EPS reflects the dilutive effects that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then would share in the earnings of the Company.

Diluted EPS is only reported for periods following October 1998 when the Company initially granted options pursuant to the Stock Option Plan approved by shareholders on April 23, 1998. Prior to that period, the Company maintained a simple capital structure with no dilutive effects on EPS.

                                                                      APPENDIX A



                      AGREEMENT AND PLAN OF REORGANIZATION


     AGREEMENT AND PLAN OF REORGANIZATION, dated as of July 21, 1999 ("Agreement"), between ESB Financial Corporation ("ESB"), a Pennsylvania corporation headquartered in Ellwood City, Pennsylvania, and SHS Bancorp, Inc. ("SHS"), a Pennsylvania corporation headquartered in Pittsburgh, Pennsylvania.


                                  WITNESSETH:

     WHEREAS, the Boards of Directors of ESB and SHS have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transactions provided for herein, including the merger of SHS with and into ESB subject to the terms and conditions set forth herein; and

     WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby; and

     WHEREAS, as a condition and inducement to ESB's willingness to enter into this Agreement, (i) SHS is concurrently entering into a Stock Option Agreement with ESB (the "Stock Option Agreement"), in substantially the form attached hereto as Exhibit A, pursuant to which SHS is granting to ESB the option to purchase shares of SHS Common Stock (as defined herein) under certain circumstances and (ii) certain stockholders of SHS are concurrently entering into a Stockholder Agreement with ESB (the "Stockholder Agreement"), in substantially the form attached hereto as Exhibit B, pursuant to which, among other things, such stockholders agree to vote their shares of SHS Common Stock in favor of this Agreement and the transactions contemplated hereby.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:


                                   ARTICLE I

                                   THE MERGER

     1.01. The Merger. Subject to the terms and conditions of this Agreement and the Agreement of Merger, dated as of the date hereof, between ESB and SHS, a copy of which is attached hereto as Appendix A, at the Effective Time (as defined in Section 1.02 hereof), SHS shall be merged with and into ESB in accordance with Chapter 19, Subchapter C of the Pennsylvania Business Corporation Law ("PBCL") (the "Merger"), with ESB as the surviving corporation (hereinafter sometimes called the "Surviving Corporation"). Each share of common stock, par value $.01 per share, of SHS ("SHS Common Stock") outstanding immediately prior to the Effective Time (other than shares as to which dissenters' rights have been asserted and duly perfected in accordance with Pennsylvania law (the "SHS Dissenting Shares") and shares held by SHS (including treasury shares) or ESB or any of their respective wholly-owned subsidiaries) shall, by virtue of the Merger and without any further action by the holder thereof, be converted into and represent the right to receive shares of common stock, par value $.01 per share, of ESB ("ESB Common Stock") or $17.80 in cash ("Merger Consideration"), as provided in Section 1.03 hereof and subject to the terms, conditions, limitations and procedures set forth in this Agreement and the Agreement of Merger.

     1.02. Effective Time. The Merger shall become effective on the date and at the time that Articles of Merger are filed with the Secretary of State of the Commonwealth of Pennsylvania pursuant to Section 1927 of the PBCL, unless a later date and time is specified as the effective time in such Articles of Merger ("Effective Time"). A closing (the "Closing") shall take place immediately prior to the Effective Time at 10:00 a.m., on the fifth business day following the receipt of all necessary regulatory or governmental approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver, to the extent permitted hereunder, of the conditions to the consummation of the Merger specified in Article V of this Agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), at the offices of ESB, 600 Lawrence Avenue, Ellwood City, Pennsylvania, or at such other place, at such other time, or on such other date as the parties may mutually agree upon. At the Closing, there shall be delivered to ESB and SHS the opinions, certificates and other documents required to be delivered under Article V hereof.

     1.03 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of SHS Common
Stock:

     (a) Each share of ESB Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

     (b) All shares of SHS Common Stock owned by SHS (including treasury shares) or ESB or any of their respective wholly-owned subsidiaries, in each case other than in a fiduciary capacity, shall be canceled and retired and shall not represent capital stock of the Surviving Corporation and shall not be exchanged for shares of ESB Common Stock, cash or other consideration.

     (c)    (1)    Subject to Sections 1.04, 1.05, 1.08 and 1.09 each share of
SHS Common Stock issued and outstanding at the Effective Time (other than shares to be canceled in accordance with Section 1.03(b)) shall be converted into, and shall be canceled in exchange for, the right to receive, at the election of the holder thereof:

            (i) 1.30 shares, subject to Section 6.01(f) hereof (the "Exchange Ratio"), of ESB Common Stock (the "Per Share Stock Consideration"), or

            (ii) a cash amount equal to $17.80 per share of SHS Common Stock (the "Per Share Cash Consideration").

            (2) For purposes of this Agreement, the "Aggregate Cash Consideration" shall amount to the product of the number of shares of SHS Common Stock (other than SHS Common Stock owned by SHS (including treasury shares) or ESB) outstanding at the Effective Time times .40 times $17.80.

     1.04   Election and Exchange Procedures

     (a) The parties shall designate an exchange agent to act as agent (the "Exchange Agent") for purposes of conducting the election procedure and the exchange procedure as described in Sections 1.04 and 1.05. No later than 30 days prior to the anticipated Effective Time, or on such earlier date as ESB and SHS shall mutually agree (the "Mailing Date"), ESB shall cause the Exchange Agent to mail an election form in such form as ESB and SHS shall mutually agree (the "Election Form") to each holder of record of SHS Common Stock as of five business days prior to the Mailing Date ("Election Form Record Date"). Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) (i) to elect to receive ESB Common Stock with respect to all such holder's SHS Common Stock as hereinabove provided (the "Stock Election Shares"), (ii) to elect to receive cash with respect to all such holder's SHS Common Stock as hereinabove provided (the "Cash Election Shares"), or (iii) to indicate that such holder makes no such election with respect to such holder's shares of SHS Common Stock (the "No-Election Shares"). Any shares of SHS Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made such an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be No-

Election Shares. Any SHS Dissenting Shares shall be deemed to be Cash Election Shares, and with respect to such shares the holders thereof shall in no event be classified as Reallocated Stock Shares (as hereinafter defined).

     ESB shall make available up to two separate Election Forms, or such additional Election Forms as ESB may permit, to all persons who become holders (or beneficial owners) of SHS Common Stock between the Election Form Record Date and close of business on the business day prior to the Election Deadline. ESB shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

     No later than seven business days following the Effective Time, ESB shall cause the Exchange Agent to mail or make available to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of SHS Common Stock (i) a notice and letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the certificates theretofore representing shares of SHS Common Stock shall pass only upon proper delivery of such certificates to the Exchange Agent) advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of SHS Common Stock in exchange for the consideration set forth in Section 1.03(c) hereof deliverable pursuant to this Agreement.

     (b) The term "Election Deadline" shall mean 5:00 p.m., Eastern Time, on the 20th day following but not including the date of mailing of the Election Form or such other date as ESB and SHS shall mutually agree upon.

     (c) Any election to receive ESB Common Stock or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

     (d) Prior to the Effective Time, the Exchange Agent shall effect the allocation among holders of SHS Common Stock of rights to receive ESB Common Stock or cash in the Merger in accordance with the Election Forms as follows:

            (i) If the number of Cash Election Shares times the Per Share Cash Consideration is less than the Aggregate Cash Consideration, then:

     (1) all Cash Election Shares (subject to Section 1.08 with respect to SHS Dissenting Shares) will be converted into the right to receive cash,

     (2) the Exchange Agent will select first from among the holders of No-Election Shares and then (if necessary) will allocate among the holders of Stock Election Shares (by the method of allocation described below), a sufficient number of Stock Election Shares ("Reallocated Cash Shares") such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive cash, and

     (3) the No-Election Shares and Stock Election Shares which are not Reallocated Cash Shares will be converted into the right to receive ESB Common Stock.

            (ii) If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

     (1) all Stock Election Shares and all No-Election Shares will be converted into the right to receive ESB Common Stock,

     (2) the Exchange Agent will allocate among the holders of Cash Election Shares (by the method of allocation described below), a sufficient number of Cash Election Shares (excluding any SHS Dissenting Shares) ("Reallocated Stock Shares") such that the number of remaining Cash Election Shares (including SHS Dissenting Shares) times the Per Share Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive ESB Common Stock, and

     (3) the Cash Election Shares (subject to Section 1.08 with respect to SHS Dissenting Shares) which are not Reallocated Stock Shares will be converted into the right to receive cash.

            (iii) If the number of Cash Election Shares (including SHS Dissenting Shares) times the Per Share Cash Consideration is equal to the Aggregate Cash Consideration, then subparagraphs (d)(i) and (ii) above shall not apply and all No-Election Shares and all Stock Election Shares will be converted into the right to receive ESB Common Stock.

     (e) In the event that the Exchange Agent is required pursuant to Section 1.04(d)(i)(2) to designate from among all Stock Election Shares the Reallocated Cash Shares to receive cash, each holder of Stock Election Shares shall be allocated a pro rata portion of the remainder of the total Reallocated Cash Shares less the number of No Election Shares which are Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 1.04(d)(ii)(2) to designate from among all holders of Cash Election Shares the Reallocated Stock Shares to receive ESB Common Stock, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

     (f) At the Effective Time, ESB shall issue to the Exchange Agent the number of shares of ESB Common Stock issuable and the amount of cash payable in the Merger (which shall be held by the Exchange Agent in trust for the holders of SHS Common Stock and invested only in deposit accounts of a Federal Deposit Insurance Corporation ("FDIC") insured institution, direct obligations of the U.S. Government or obligations issued or guaranteed by an agency thereof which carry the full faith and credit of the United States). No later than ten (10) days after receipt of a properly completed letter of transmittal, the Exchange Agent shall distribute ESB Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of ESB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

     (g) After the completion of the foregoing allocation, each holder of an outstanding certificate or certificates which prior thereto represented shares of SHS Common Stock who surrenders such certificate or certificates to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of ESB Common Stock or the amount of cash into which the aggregate number of shares of SHS Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement and, if such holder's shares of SHS Common Stock have been converted into ESB Common Stock, any other distribution theretofore paid with respect to ESB Common Stock issuable in the Merger, in each case without interest. The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding certificate which prior to the Effective Time represented SHS Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of shares of ESB Common Stock or the right to receive the amount of cash into which such SHS Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of SHS of certificates representing shares of SHS Common Stock and if such certificates are presented to SHS for transfer, they shall be canceled against delivery of certificates for ESB Common Stock or cash as hereinabove provided. No dividends which have been declared will be remitted to any person entitled to receive shares of ESB Common Stock under this Section 1.04 until such person surrenders the certificate or certificates representing SHS Common Stock, at which time such dividends shall be remitted to such person, without interest.

     (h) ESB shall not be obligated to deliver cash and/or a certificate or certificates representing shares of ESB Common Stock to which a holder of SHS Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the certificate or certificates representing the shares of SHS Common Stock for exchange as provided in this Section 1.04, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by ESB. If any certificates evidencing shares of ESB Common Stock are to be issued in a name other than that in which the certificate evidencing SHS Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the certificate and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of ESB Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (i) Any portion of the shares of ESB Common Stock and cash delivered to the Exchange Agent by ESB pursuant to Section 1.04(f) that remains unclaimed by the shareholders of SHS for six months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to ESB. Any shareholders of SHS who have not theretofore complied with Section 1.04(g) shall thereafter look only to ESB for the consideration deliverable in respect of each share of SHS Common Stock such shareholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding certificates for shares of SHS Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of ESB Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of ESB (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. ESB and the Exchange Agent shall be entitled to rely upon the stock transfer books of SHS to establish the identity of those persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any certificate, ESB and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

     1.05 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of ESB Common Stock shall be issued in the Merger. Each holder who otherwise would have been entitled to a fraction of a share of ESB Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by $13.69. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

     1.06   Stock Options.

     (a) Immediately before the Effective Time, each option with respect to SHS Common Stock (a "SHS Stock Option") that has been issued pursuant to SHS's 1998 Stock Option Plan and is outstanding and exercisable at the Effective Time shall be canceled and converted into the right to receive from ESB, subject to required withholding taxes, if any, at the election of the optionholder (x) cash in an amount equal to the difference between the exercise price of such SHS Stock Option and the Per Share Cash Consideration for each share of SHS Common Stock subject to such SHS Stock Option or (y) an option to purchase shares of ESB Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of SHS's 1998 Stock Option Plan):

            (1) the number of shares of ESB Common Stock to be subject to the new option shall be equal to the product of the number of shares of SHS Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of ESB Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

            (2) the exercise price per share of ESB Common Stock under the new option shall be equal to the exercise price per share of SHS Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

The duration and other terms of the new option shall be the same as the original option, except that all references to SHS shall be deemed to be references to ESB.

     (b) Within thirty (30) business days after the Effective Time, ESB shall file with the Securities and Exchange Commission (the "SEC") a registration statement on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of ESB Common Stock subject to options to acquire ESB Common Stock issued pursuant to Section 1.06(a) hereof, and shall use its reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

     1.07 Withholding Rights. ESB (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of SHS Common Stock such amounts as ESB is required under the Internal Revenue Code of 1986, as amended ("Code") or any provision of state, local or foreign tax law to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of SHS Common Stock in respect of which such deduction and withholding was made by ESB.

     1.08 Dissenting Shares. Each outstanding share of SHS Common Stock the holder of which has perfected his right to dissent under the PBCL and has not effectively withdrawn or lost such right as of the Effective Time shall not be converted into or represent a right to receive shares of ESB Common Stock or cash hereunder, and the holder thereof shall be entitled only to such rights as are granted by the PBCL. SHS shall give ESB prompt notice upon receipt by SHS of any such written demands for payment of the fair value of such shares of SHS Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the PBCL (any shareholder duly making such demand being hereinafter called a "Dissenting Shareholder"). Any payments made in respect of SHS Dissenting Shares shall be made by ESB. If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder's shares of SHS Common Stock shall be converted into a right to receive cash or ESB Common Stock in accordance with the applicable provisions of this Agreement. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of SHS Common Stock of such holder shall be converted on a share by share basis into either the right to receive cash or ESB Common Stock as ESB shall determine.

     1.09 Anti-Dilution Provisions. The Exchange Ratio and the Per Share Stock Consideration shall be subject to appropriate adjustments in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of ESB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in ESB's capitalization. Nothing contained herein shall be deemed to permit any action which may be proscribed by this Agreement.

     1.10 Additional Actions. If at any time after the Effective Time the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title or interest in, to or under any of the rights, properties or assets of SHS acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, SHS and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of SHS or otherwise to take any and all such action.


                                   ARTICLE II

                     REPRESENTATIONS AND WARRANTIES OF SHS

     References to "SHS Disclosure Schedules" shall mean all of the disclosure schedules required by this Article II, dated as of the date hereof and referenced to the specific sections and subsections of Article II of this Agreement, which have been delivered by SHS to ESB. SHS hereby represents and warrants to ESB as follows as of the date hereof:

     2.01.  Corporate Organization.

     (a) SHS is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. SHS has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank, F.S.B. ("Spring Hill Savings Bank") taken as a whole. SHS is registered as a thrift holding company under the Home Owners' Loan Act, as amended ("HOLA").
SHS Disclosure Schedule 2.01(a) sets forth true and complete copies of the Articles of Incorporation or other governing instrument and Bylaws of SHS and Spring Hill Savings Bank as in effect on the date hereof.

     (b) The only direct or indirect subsidiary of SHS is Spring Hill Savings Bank. Spring Hill Savings Bank (i) is duly organized and is validly existing under the laws of its jurisdiction of incorporation, (ii) has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole. Each of SHS and Spring Hill Savings Bank has satisfied in all material respects all commitments, financial or otherwise, as may have been agreed upon with their appropriate thrift regulatory agencies. Except as set forth in SHS Disclosure Schedule 2.01(b) and other than Spring Hill Savings Bank, SHS does not own or control, directly or indirectly, greater than a 5% equity interest in any corporation, company, association, partnership, joint venture or other entity.

     2.02. Capitalization. The authorized capital stock of SHS consists of 10,000,000 shares of SHS Common Stock, of which 767,962 are issued and outstanding and 51,988 shares are held in treasury as of the date hereof, and 5,000,000 shares of preferred stock, of which no shares are issued and outstanding as of the date hereof. All issued and outstanding shares of capital stock of SHS, and all issued and outstanding shares of capital stock of Spring Hill Savings Bank, have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of Spring Hill Savings Bank are owned by SHS free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, and, except for options granted to ESB pursuant to the Option Agreement and for options to purchase 79,045 shares of SHS Common Stock which have been granted pursuant to SHS's 1998 Stock Option Plan, and which are outstanding, none of SHS or Spring Hill Savings Bank has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of SHS or Spring Hill Savings Bank or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock.

     2.03.  Authority; No Violation.

     (a) Subject to the approval of this Agreement and the Agreement of Merger and the transactions contemplated hereby and thereby by the stockholders of SHS, SHS has full corporate power and authority to execute and deliver this Agreement and the Agreement of Merger and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Agreement of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of SHS. Except for the approval of SHS's stockholders of this Agreement and the Agreement of Merger, no other corporate proceedings on the part of SHS are necessary to consummate the transactions so contemplated. This Agreement and the Agreement of Merger have been duly and validly executed and delivered by SHS and constitute valid and binding obligations of SHS, enforceable against it in accordance with and subject to their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court.

     (b) None of the execution and delivery of this Agreement and the Agreement of Merger by SHS, nor the consummation by SHS of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, or compliance by SHS with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or other governing instrument or Bylaws of SHS or Spring Hill Savings Bank,
(ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to SHS or Spring Hill Savings Bank or any of their respective properties or assets, or (iii) except as disclosed in SHS Disclosure Schedule 2.03(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of SHS or Spring Hill Savings Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which SHS or Spring Hill Savings Bank is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a material adverse effect on the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole and which will not prevent or delay the consummation of the transactions contemplated hereby. Except as set forth in SHS Disclosure Schedule 2.03(b) and for consents and approvals of or filings or registrations with or notices to the Securities and Exchange Commission ("Commission"), the Secretary of State of the Commonwealth of Pennsylvania, the Office of Thrift Supervision ("OTS") and the stockholders of SHS, no consents or approvals of or filings or registrations with or notices to any federal, state, municipal or other governmental or regulatory commission, board, agency, or non-governmental third party are required on behalf of SHS in connection with (a) the execution and delivery of this Agreement and the Agreement of Merger by SHS and (b) the consummation by SHS of the Merger and the other transactions contemplated hereby and by the Agreement of Merger.

     2.04.  Financial Statements.

     (a) SHS has previously delivered to ESB copies of the consolidated statements of financial condition of SHS as of December 31, 1998, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996 in each case accompanied by the audit reports of S.R. Snodgross, A.C., independent public accountants, as well as the unaudited consolidated statement of financial condition of SHS as of March 31, 1999 and the related unaudited consolidated statement of income, changes in stockholders' equity and cash flows for the three months ended March 31, 1999 and 1998. The consolidated statements of financial condition of SHS referred to herein (including the related notes, where applicable), as well as the consolidated financial statements contained in the reports of SHS to be delivered by SHS pursuant to Section 4.04 hereof, fairly present or will fairly present, as the case may be, the consolidated financial condition of SHS as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders' equity and cash flows (including the related notes, where applicable) fairly present or will fairly present, as the case may be, the results of the consolidated operations, changes in stockholders' equity and cash flows of SHS for the respective periods or as of the respective dates set forth therein (it being understood that SHS's interim financial statements are not audited and are not prepared with related notes but reflect all adjustments which are, in the opinion of SHS, necessary for a fair presentation of such financial statements).

     (b) Each of the financial statements referred to in this Section 2.04 (including the related notes, where applicable) has been or will be, as the case may be, prepared in accordance with generally accepted accounting principles consistently applied during the periods involved. The books and records of SHS and Spring Hill Savings Bank are being maintained in material compliance with applicable legal and accounting requirements and reflect only actual transactions.

     (c) Except to the extent reflected, disclosed or reserved against in the consolidated financial statements referred to in the first sentence of Section 2.04(a) or the notes thereto or liabilities incurred since March 31, 1999 in the ordinary course of business and consistent with past practice, neither SHS nor Spring Hill Savings Bank has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole.

     2.05.  Absence of Certain Changes or Events.

     (a) There has not been any material adverse change in the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole since March 31, 1999, other than: (i) any such effect attributable to or resulting from any change in banking or similar laws, rules or regulations of general applicability to banks, thrift institutions or their holding companies or interpretations thereof by courts or governmental authorities; (ii) changes in generally accepted accounting principles that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated hereby; (iv) actions or omissions of a party (or any of its subsidiaries) taken with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated hereby; or (v) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates. To the best knowledge of SHS, no fact or condition exists which SHS believes will cause such a material adverse change in the future.

     (b) Neither SHS nor Spring Hill Savings Bank has taken or permitted any of the actions set forth in Section 4.02 hereof between March 31, 1999 and the date hereof.

     2.06. Legal Proceedings. Except as disclosed in SHS Disclosure Schedule 2.06, neither SHS or Spring Hill Savings Bank is a party to any, and there are no pending or, to the best knowledge of SHS, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against SHS or Spring Hill Savings Bank, except such proceedings, claims, actions or governmental investigations which in the good faith judgment of SHS will not have a material adverse effect on the business, operations, assets or financial condition of SHS and the Spring Hill Savings Bank taken as a whole. Neither SHS or Spring Hill Savings Bank is a party to any order, judgment or decree which materially adversely affects the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole.

     2.07.  Taxes and Tax Returns.

     (a) Each of SHS and Spring Hill Savings Bank, or the affiliated, combined or unitary group (within the meaning of applicable federal income tax law) of which any such corporation is or was a member, as the case may be (individually an "Affiliate" and collectively, "Affiliates"), has duly filed (and until the Effective Time will so file) all returns, declarations, reports, information returns and statements ("Returns") required to be filed or sent by or with respect to them in respect of any Taxes (as hereinafter defined), and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith (and disclosed in writing to ESB) and (ii) have not finally been determined. SHS and its Affiliates have established (and until the Effective Time will establish) on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed, accrued or applicable. Except as set forth in SHS Disclosure
Schedule 2.07(a), (i) the federal income tax returns of SHS and its Affiliates have been examined by the Internal Revenue Service ("IRS") (or are closed to examination due to the expiration of the applicable statute of limitations), and (ii) the Pennsylvania income tax returns of SHS and its Affiliates have been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in the case of both (i) and
(ii) no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon SHS or any of its Affiliates, nor has SHS or any of its Affiliates given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

     (b) Except as set forth in SHS Disclosure Schedule 2.07(b), none of SHS or any of its Affiliates (i) has requested any extension of time within which to file any Return which Return has not since been filed, (ii) is a party to any agreement providing for the allocation or sharing of Taxes, (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by SHS or any Affiliate (nor does SHS have any knowledge that the IRS has proposed any such adjustment or change of accounting method), or (iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

     (c) For purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment (including withholding, payroll and employment taxes required to be withheld with respect to income paid to employees), excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) upon SHS or any of its Affiliates.

     2.08.  Employee Benefit Plans.

     (a) Each employee benefit plan or arrangement of SHS or Spring Hill Savings Bank which is an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), is listed in SHS Disclosure Schedule 2.08(a) ("SHS Plans"). SHS has previously furnished to ESB true and complete copies of each of the SHS Plans together with (i) the most recent actuarial and financial reports prepared with respect to any qualified SHS Plans, (ii) the most recent annual reports filed with any government agency, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified SHS Plans.

     (b) Each SHS Plan has been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations.

     (c) Neither SHS nor Spring Hill Savings Bank participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).

     (d) The present value of all accrued benefits under each of the SHS Plans subject to Title IV of ERISA did not, as of the latest valuation date of each such Plan, exceed the then current value of the assets of such plans allocable to such accrued benefits, based upon the actuarial and accounting assumptions currently utilized for such SHS Plans.

     (e) Neither SHS nor Spring Hill Savings Bank, nor, to the best knowledge of SHS, any trustee, fiduciary or administrator of an SHS Plan or any trust created thereunder, has engaged in a "prohibited transaction," as such term is defined in Section 4975 of the Code, which could subject SHS or Spring Hill Savings Bank, or, to the best knowledge of SHS, any trustee, fiduciary or administrator thereof, to the tax or penalty on prohibited transactions imposed by said Section 4975.

     (f) Except as disclosed on SHS Disclosure Schedule 2.08(f), no SHS Plan or any trust created thereunder has been terminated, nor have there been any "reportable events" with respect to any SHS Plan, as that term is defined in
Section 4043(b) of ERISA.

     (g) No SHS Plan or any trust created thereunder has incurred any "accumulated funding deficiency," as such term is defined in Section 302 of ERISA.

     (h) Each of the SHS Plans which is intended to be a qualified plan within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified, and SHS is not aware of any fact or circumstance which would adversely affect the qualified status of any such Plan.

     2.09.  Securities Documents and Regulatory Reports.

     (a) SHS has previously delivered or made available to ESB a complete copy of each final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication (other than general advertising materials) filed pursuant to the Securities Act of 1933, as amended ("1933 Act"), or the Securities Exchange Act of 1934, as amended ("1934 Act"), or mailed by SHS to its stockholders as a class since January 1, 1997, and each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, as of its date, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date shall be deemed to modify information as of an earlier date.

     (b) SHS and Spring Hill Savings Bank has duly filed with the OTS and the FDIC in correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and SHS has delivered or made available to ESB accurate and complete copies of such reports. SHS Disclosure
Schedule 2.09(b) lists all examinations of SHS or Spring Hill Savings Bank conducted by the applicable thrift regulatory authorities since January 1, 1996 and the dates of any responses thereto submitted by SHS. In connection with the most recent examinations of SHS or Spring Hill Savings Bank by the applicable thrift regulatory authorities, neither SHS nor Spring Hill Savings Bank was required to correct or change any action, procedure or proceeding which SHS or Spring Hill Savings Bank believes has not been now corrected or changed as required.

     2.10. SHS Information. None of the information relating to SHS and Spring Hill Savings Bank to be provided by SHS or Spring Hill Savings Bank for use in
(i) the Registration Statement on Form S-4 to be filed by ESB in connection with the issuance of shares of ESB Common Stock pursuant to the Merger, as amended or supplemented (or on any successor or other appropriate form) ("Form S-4"), will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the proxy statement/prospectus contained in the Form S-4, as amended or supplemented, and to be delivered to stockholders of SHS in connection with the solicitation of their approval of this Agreement, the Agreement of Merger and the transactions contemplated hereby and thereby
("Proxy Statement/Prospectus"), as of the date(s) such Proxy Statement/Prospectus is mailed to stockholders of SHS and up to and including the date(s) of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

     2.11.  Compliance with Applicable Law.

     (a) Each of SHS and Spring Hill Savings Bank has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently being conducted and the absence of which could have a material adverse effect on the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the best knowledge of SHS and Spring Hill Savings Bank, no suspension or cancellation of any of the same is threatened.

     (b) Neither SHS nor Spring Hill Savings Bank is in violation of its respective Articles of Incorporation or other governing instrument or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking, securities, municipal securities, safety, health, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults could have a material adverse effect on the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole; and neither SHS nor Spring Hill Savings Bank has received any notice or communication from any federal, state or local governmental authority asserting that SHS or Spring Hill Savings Bank is in violation of any of the foregoing which could have a material adverse effect on the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole. Neither SHS nor Spring Hill Savings Bank is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all savings associations issued by governmental authorities), and none of them has received any written communication requesting that they enter into any of the foregoing.

     2.12.  Deposit Insurance and Other Regulatory Matters.

     (a) The deposit accounts of Spring Hill Savings Bank are insured by the Savings Association Insurance Fund administered by the FDIC to the maximum extent permitted by the Federal Deposit Insurance Act, as amended ("FDIA"), and Spring Hill Savings Bank has paid all premiums and assessments required by the FDIA and the regulations thereunder.

     (b) Spring Hill Savings Bank is a member in good standing of the Federal Home Loan Bank ("FHLB") of Pittsburgh and owns the requisite amount of stock in the FHLB of Pittsburgh.

     (c) Spring Hill Savings Bank is a "qualified thrift lender," as such term is defined in the HOLA and the regulations thereunder.

     (d) Spring Hill Savings Bank has at all times qualified as a "domestic building and loan association," as such term is defined in Section 7701(a)(19) of the Code, for purposes of Section 593 of the Code.

     2.13.  Certain Contracts.

     (a) Except as disclosed in SHS Disclosure Schedule 2.13(a), neither SHS nor Spring Hill Savings Bank is a party to, is bound or affected by, receives, or is obligated to pay benefits under, (i) any agreement, arrangement or commitment, including without limitation, any agreement, indenture or other instrument relating to the borrowing of money by SHS or Spring Hill Savings Bank or the guarantee by SHS or Spring Hill Savings Bank of any obligation,
(ii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director or officer of SHS or Spring Hill Savings Bank, (iii) any contract, agreement or understanding with a labor union, (iv) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of SHS or Spring Hill Savings Bank upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events), (v) any agreement, arrangement or understanding to which SHS or Spring Hill Savings Bank is a party or by which any of the same is bound which limits the freedom of SHS or Spring Hill Savings Bank to compete in any line of business or with any person, (vi) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the OTS, the FDIC or any other regulatory agency, (vii) any other agreement, arrangement or understanding which would be required to be filed as an exhibit to SHS's Annual Report on Form 10-K (or Form 10-KSB) under the 1934 Act and which has not been so filed, or (viii) any other agreement, arrangement or understanding to which SHS or Spring Hill Savings Bank is a party and which is material to the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole (excluding loan agreements or agreements relating to deposit accounts), in each of the foregoing cases whether written or oral.

     (b) Neither SHS nor Spring Hill Savings Bank is in default or in non-compliance, which default or non-compliance would have a material adverse effect on the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole or the transactions contemplated hereby, under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its assets, business or operations may be bound or affected, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance.

     2.14.  Properties and Insurance.

     (a) All real and personal property owned by SHS or Spring Hill Savings Bank or presently used by any of them in their respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on the business of SHS and Spring Hill Savings Bank in the ordinary course of business consistent with their past practices. SHS and Spring Hill Savings Bank have good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in SHS's consolidated statement of financial condition as of March 31, 1999, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since March 31, 1999), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said consolidated statement of financial condition or the notes thereto or have been incurred in the ordinary course of business after the date of such consolidated statement of financial condition,
(ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole, and (iv) with respect to owned real property, title imperfections noted in title reports prior to the date hereof. SHS and Spring Hill Savings Bank as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by SHS and Spring Hill Savings Bank and the consummation of the transactions contemplated hereby and by the Agreement of Merger will not affect any such right. SHS Disclosure Schedule 2.14(a) sets forth an accurate listing of each lease pursuant to which SHS or Spring Hill Savings Bank acts as lessor or lessee, including the expiration date and the terms of any renewal options which relate to the same.

     (b) The business operations and all insurable properties and assets of SHS and Spring Hill Bank are insured for their benefit against all risks which, in the reasonable judgment of the management of SHS, should be insured against, in each case under valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the opinion of the management of SHS adequate for the business engaged in by SHS and Spring Hill Savings Bank. As of the date hereof, neither SHS nor Spring Hill Savings Bank has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

     2.15. Environmental Matters. For purposes of this Agreement, the following terms shall have the indicated meaning:

     "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes without limitation (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C.
(S)9601, et seq; the Resource Conservation and Recovery Act, as amended, 42
         -- ---
U.S.C. (S)6901, et seq; the Clean Air Act, as amended, 42 U.S.C. (S)7401, et
                -- ---                                                    --
seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. (S)1251, et
---                                                                          --
seq; the Toxic Substances Control Act, as amended, 15 U.S.C. (S)9601, et seq;
---                                                                   -- ---
the Emergency Planning and Community Right to Know Act, 42 U.S.C. (S)11001, et
                                                                            --
seq; the Safe Drinking Water Act, 42 U.S.C. (S)300f, et seq; and all comparable
---                                                  -- ---
state and local laws, and (2) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

     "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any regulated material containing any such substance as a component. Hazardous Substances include without limitation petroleum (including crude oil or any fraction thereof), asbestos, radioactive material, and polychlorinated biphenyls.

     "Loan Portfolio Properties and Other Properties Owned" means those properties owned, leased or operated by SHS or Spring Hill Savings Bank or those properties which serve as collateral for loans owned by SHS or Spring Hill Savings Bank.

     (a) To the best knowledge of SHS and Spring Hill Savings Bank, neither SHS nor Spring Hill Savings Bank has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not singly or in the aggregate have a material adverse effect on the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole.

     (b) To the best knowledge of SHS and Spring Hill Savings Bank, none of the Loan Portfolio Properties and Other Properties Owned by SHS or Spring Hill Savings Bank has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which singly or in the aggregate would not have a material adverse effect on the business, operations, assets or financial condition of SHS and the Spring Hill Savings Bank taken as a whole.

     (c) To the best knowledge of SHS and Spring Hill Savings Bank, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned by SHS or Spring Hill Savings Bank under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except such which would not have or result in a material adverse effect on the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole.

     2.16. Allowance for Loan Losses and Real Estate Owned. The allowance for loan losses reflected on SHS's consolidated statements of financial condition included in the consolidated financial statements referred to in Section 2.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, in the opinion of SHS's management adequate in all material respects as of their respective dates under the requirements of generally accepted accounting principles to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the consolidated statements of financial condition included in the consolidated financial statements referred to in Section 2.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by generally accepted accounting principles.

     2.17. Minute Books. Since January 1, 1996, the minute books of SHS and Spring Hill Savings Bank contain complete and accurate records of all meetings and other corporate action held or taken by their respective Boards of Directors (including committees of their respective Boards of Directors) and stockholders.

     2.18.  Affiliate Transactions.

     (a) Except as disclosed in SHS Disclosure Schedule 2.18(a) or in SHS's proxy statements, and except as specifically contemplated by this Agreement, since January 1, 1997, neither SHS nor Spring Hill Savings Bank has engaged in or agreed to engage in (whether in writing or orally) any transaction with any "affiliated person" or "affiliate" of Spring Hill Savings Bank, as such terms are defined in 12 C.F.R. (S)561.5 and 12 C.F.R. (S)563.41, respectively.

     (b) SHS Disclosure Schedule 2.18(b) sets forth the name and number of shares of SHS Common Stock owned as of the date hereof beneficially or of record by any persons SHS considers to be affiliates of SHS ("SHS Affiliates") as that term is defined for purposes of Rule 145 under the 1933 Act.

     2.19. Broker Fees. Except as set forth in SHS Disclosure Schedule 2.19, none of SHS, Spring Hill Savings Bank or any of the respective directors or officers of such companies has employed any consultant, broker or finder or incurred any liability for any consultant's, broker's or finder's fees or commissions in connection with any of the transactions contemplated by this Agreement.

     2.20. Year 2000 Compliance. All hardware, firmware, software and computer systems owned, used or licensed by SHS and Spring Hill Savings Bank, including but not limited to system and application programs, files, data bases and computer services, are Year 2000 Compliant (as defined below) and shall continue to function in accordance with their intended purpose without material error or material interruption during and after the Year 2000. For purposes of this Agreement, "Year 2000 Compliant" means that the hardware, firmware, software and computer systems (i) will correctly and accurately address, produce, store, process and calculate data involving dates beginning with January 1, 2000 and will not produce abnormally ending or incorrect results involving such dates as used in any forward or regression dated based functions; (ii) will provide that all "date"-related functionalities and data fields include the indication, or provide for the interpretation, of century and millennium, and will perform calculations which involve a four-digit year; and (iii) will be interoperable with other Year 2000 Compliant hardware or software owned, used or licensed by SHS and Spring Hill Savings Bank which may deliver records to, receive records from or otherwise interact with such hardware or software in the course of processing records or data.

     2.21. Disclosures. No representation or warranty contained in Article II of this Agreement, and no statement contained in the SHS Disclosure Schedules, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF ESB

     References to "ESB Disclosure Schedules" shall mean all of the disclosure schedules required by this Article III, dated as of the date hereof and referenced to the specific sections and subsections of Article III of this Agreement, which have been delivered by ESB to SHS. ESB hereby represents and warrants to SHS as follows as of the date hereof:

     3.01.  Corporate Organization.

     (a) ESB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. ESB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of ESB and the ESB Subsidiaries (as defined below) taken as a whole. ESB is registered as a thrift holding company under the HOLA. ESB Disclosure Schedule 3.01(a) sets forth true and complete copies of the Articles of Incorporation or other governing instrument and Bylaws of ESB and the ESB Subsidiaries as in effect on the date hereof.

     (b) The only direct or indirect subsidiaries of ESB are ESB Bank, FSB ("ESB Bank"), Amsco, Inc., PennFirst Financial Services, Inc., PennFirst Capital Trust I, THF, Inc., ESB Bank Building Associates (a limited partnership), McCormick Place (a limited partnership), Madison Woods (a limited partnership) and Shady Park II Townhouse Associates (a limited partnership) (together the "ESB Subsidiaries"). Each of the ESB Subsidiaries (i) is duly organized and validly existing or in good standing under the laws of its respective jurisdiction of incorporation, (ii) has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole. Each of ESB and ESB Bank has satisfied in all material respects all commitments, financial or otherwise, as may have been agreed upon with their appropriate thrift regulatory agencies. Other than the ESB Subsidiaries, ESB does not own or control, directly or indirectly, greater than a 5% equity interest in any corporation, company, association, partnership, joint venture or other entity.

     3.02. Capitalization. The authorized capital stock of ESB consists of 10,000,000 shares of ESB Common Stock, of which 6,337,755 are issued and outstanding and 1,121,955 shares which are held in treasury as of the date hereof, and 5,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding as of the date hereof. All issued and outstanding shares of capital stock of ESB, and all issued and outstanding shares of capital stock of each of the ESB Subsidiaries, have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of each of the ESB Subsidiaries are owned by ESB free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, and, except for options to purchase 464,083 shares of ESB Common Stock which have been granted pursuant to ESB's 1997 Stock Option Plan, 1992 Stock Incentive Plan or Ellwood Federal Savings Bank's 1990 Stock Option Plan (or options granted by ESB pursuant thereto after the date hereof), none of ESB or any of the ESB Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of ESB or any of the ESB Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock.

     3.03.  Authority; No Violation.

     (a) ESB has full corporate power and authority to execute and deliver this Agreement and the Agreement of Merger and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Agreement of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of ESB and no other corporate proceedings on the part of ESB are necessary to consummate the transactions so contemplated. This Agreement and the Agreement of Merger have been duly and validly executed and delivered by ESB and constitute valid and binding obligations of ESB, enforceable against it in accordance with and subject to their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court.

     (b) None of the execution and delivery of this Agreement and the Agreement of Merger by ESB, nor the consummation by ESB of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, or compliance by ESB with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or other governing instrument or Bylaws of ESB or any of the ESB Subsidiaries,
(ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to ESB or any of the ESB Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of ESB or any of the ESB Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which ESB or any of the ESB Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a material adverse effect on the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole and which will not prevent or delay the consummation of the transactions contemplated hereby. Except for consents and approvals of or filings or registrations with or notices to the Commission, the Secretary of State of the Commonwealth of Pennsylvania and the OTS, no consents or approvals of or filings or registrations with or notices to any federal, state, municipal or other governmental or regulatory commission, board, agency or non-governmental third party are required on behalf of ESB in connection with (a) the execution and delivery of this Agreement and the Agreement of Merger by ESB and (b) the consummation by ESB of the transactions contemplated hereby and by the Agreement of Merger.

     3.04.  Financial Statements.

     (a) ESB has previously delivered to SHS copies of the consolidated statements of financial condition of ESB as of December 31, 1998, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996 in each case accompanied by the audit reports of KPMG LLP, independent public accountants, as well as the unaudited consolidated statement of financial condition of ESB as of March 31, 1999 and the related unaudited consolidated statements of income, changes in stockholders' equity and cash flows for the three months ended March 31, 1999 and 1998. The consolidated statements of financial condition of ESB referred to herein (including the related notes, where applicable), as well as the consolidated financial statements contained in the reports of ESB to be delivered by ESB pursuant to Section 4.04 hereof, fairly present or will fairly present, as the case may be, the consolidated financial condition of ESB as of the respective dates set forth therein, and the related consolidated statements of operations, changes in stockholders' equity and cash flows (including the related notes, where applicable) fairly present or will fairly present, as the case may be, the results of the consolidated operations, changes in stockholders' equity and cash flows of ESB for the respective periods or as of the respective dates set forth therein (it being understood that ESB's interim financial statements are not audited and are not prepared with related notes but reflect all adjustments which are, in the opinion of ESB, necessary for a fair presentation of such financial statements).

     (b) Each of the financial statements referred to in this Section 3.04 (including the related notes, where applicable) has been or will be, as the case may be, prepared in accordance with generally accepted accounting principles consistently applied during the periods involved. The books and records of ESB and the ESB Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements and reflect only actual transactions.

     (c) Except to the extent reflected, disclosed or reserved against in the consolidated financial statements referred to in the first sentence of this
Section 3.04 or the notes thereto or liabilities incurred since March 31, 1999 in the ordinary course of business and consistent with past practice, none of ESB or any of the ESB Subsidiaries has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole.

     3.05.  Absence of Certain Changes or Events.

     (a) There has not been any material adverse change in the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole since March 31, 1999, other than: (i) any such effect attributable to or resulting from any change in banking or similar laws, rules or regulations of general applicability to banks, thrift institutions or their holding companies or interpretations thereof by courts or governmental authorities; (ii) changes in generally accepted accounting principles that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated hereby; (iv) actions or omissions of a party (or any of its subsidiaries) taken with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated hereby; or (v) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates. To the best knowledge of ESB, no fact or condition exists which ESB believes will cause such a material adverse change in the future.

     (b)    ESB has not taken or permitted any of the actions set forth in
Section 4.04 hereof between March 31, 1999 and the date hereof.

     3.06. Legal Proceedings. None of ESB or any of the ESB Subsidiaries is a party to any, and there are no pending or, to the best knowledge of ESB, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against ESB or any of the ESB Subsidiaries, except such proceedings, claims actions or governmental investigations which in the good faith judgment of ESB will not have a material adverse effect on the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole. None of ESB or any of the ESB Subsidiaries is a party to any order, judgment or decree which materially adversely affects the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole.

     3.07.  Taxes and Tax Returns.

     (a) Each of ESB and the ESB Subsidiaries, or the affiliated, combined or unitary group (within the meaning of applicable federal income tax law) of which any such corporation is or was a member, as the case may be (individually an "Affiliate" and collectively, "Affiliates"), has duly filed (and until the Effective Time will so file) all returns, declarations, reports, information returns and statements ("Returns") required to be filed or sent by or with respect to them in respect of any Taxes, and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith (and disclosed in writing to SHS and (ii) have not finally been determined. ESB and its Affiliates have established (and until the Effective Time will establish) on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed, accrued or applicable. Except as set forth in ESB Disclosure Schedule 3.07(a), (i) the federal income tax returns of ESB and its Affiliates have been examined by the IRS (or are closed to examination due to the expiration of the applicable statute of limitations), and (ii) the Pennsylvania income tax returns of ESB and its Affiliates have been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in the case of both (i) and (ii) no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon ESB or any of its Affiliates, nor has ESB or any of its Affiliates given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

     (b) Except as set forth in ESB Disclosure Schedule 3.07(b), none of ESB or any of its Affiliates (i) has requested any extension of time within which to file any Return which Return has not since been filed, (ii) is a party to any agreement providing for the allocation or sharing of Taxes, (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by ESB or any Affiliate (nor does ESB have any knowledge that the IRS has proposed any such adjustment or change of accounting method), or (iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

     3.08.  Employee Benefit Plans.

     (a) Each employee benefit plan or arrangement of ESB or either of the ESB Subsidiaries which is an "employee benefit plan" within the meaning of
Section 3(3) of the ERISA, is listed in ESB Disclosure Schedule 3.08(a) ("ESB Plans"). ESB has previously furnished or made available to SHS true and complete copies of each of the ESB Plans together with (i) the most recent actuarial and financial reports prepared with respect to any qualified ESB Plans, (ii) the most recent annual reports filed with any government agency, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified ESB Plans.

     (b) Each ESB Plan has been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations.

     (c) Neither ESB nor any ESB Subsidiary participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).

     (d) The present value of all accrued benefits under each of the ESB Plans subject to Title IV of ERISA did not, as of the latest valuation date of each such Plan, exceed the then current value of the assets of such plans allocable to such accrued benefits, based upon the actuarial and accounting assumptions currently utilized for such ESB Plans.

     (e) Neither ESB nor any of the ESB Subsidiaries, nor, to the best knowledge of ESB, any trustee, fiduciary or administrator of a ESB Plan or any trust created thereunder, has engaged in a "prohibited transaction," as such term is defined in Section 4975 of the Code, which could subject ESB or any of the ESB Subsidiaries, or, to the best knowledge of ESB, any trustee, fiduciary or administrator thereof, to the tax or penalty on prohibited transactions imposed by said Section 4975.

     (f) No ESB Plan or any trust created thereunder has been terminated, nor have there been any "reportable events" with respect to any ESB Plan, as that term is defined in Section 4043(b) of ERISA.

     (g) No ESB Plan or any trust created thereunder has incurred any "accumulated funding deficiency," as such term is defined in Section 302 of ERISA.

     (h) Each of the ESB Plans which is intended to be a qualified plan within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified, and ESB is not aware of any fact or circumstance which would adversely affect the qualified status of any such Plan.

     3.09.  Securities Documents and Regulatory Reports.

     (a) ESB has previously delivered or made available to SHS a complete copy of each final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication (other than general advertising materials) filed pursuant to the 1933 Act or the 1934 Act or mailed by ESB to its stockholders as a class since January 1, 1997, and each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, as of its date, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date shall be deemed to modify information as of an earlier date.

     (b) ESB and each of the ESB Subsidiaries has duly filed with the OTS and the FDIC in correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and ESB has delivered or made available to SHS accurate and complete copies of such reports. ESB Disclosure
Schedule 3.09(b) lists all examinations of ESB or of the ESB Subsidiaries conducted by the applicable thrift regulatory authorities since January 1, 1996 and the dates of any responses thereto submitted by ESB. In connection with the most recent examinations of ESB or the ESB Subsidiaries by the applicable thrift regulatory authorities, neither ESB nor any ESB Subsidiary was required to correct or change any action, procedure or proceeding which ESB or such ESB Subsidiary believes has not been now corrected or changed as required.

     3.10. ESB Information. None of the information relating to ESB and the ESB Subsidiaries to be contained in (i) the Form S-4 will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus, as of the date(s) such Proxy Statement/Prospectus is mailed to stockholders of SHS and up to and including the date(s) of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

     3.11.  Compliance with Applicable Law.

     (a) ESB and each of the ESB Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently being conducted and the absence of which could have a material adverse effect on the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the best knowledge of ESB and the ESB Subsidiaries, no suspension or cancellation of any of the same is threatened.

     (b) Neither ESB nor any of the ESB Subsidiaries is in violation of its respective Articles of Incorporation or other governing instrument or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking, securities, municipal securities, safety, health, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults could have a material adverse effect on the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole; and neither ESB nor any ESB Subsidiary has received any notice or communication from any federal, state or local governmental authority asserting that ESB or any ESB Subsidiary is in violation of any of the foregoing which could have a material adverse effect on the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole. Neither ESB nor any ESB Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all savings associations issued by governmental authorities), and none of them has received any written communication requesting that they enter into any of the foregoing.

     3.12.  Deposit Insurance and Other Regulatory Matters.

     (a) The deposit accounts of ESB Bank are insured by the Savings Association Insurance Fund administered by the FDIC to the maximum extent permitted by the FDIA, and ESB Bank has paid all premiums and assessments required by the FDIA and the regulations thereunder.

     (b) ESB Bank is a member in good standing of the FHLB of Pittsburgh and owns the requisite amount of stock in the FHLB of Pittsburgh.

     (c) ESB Bank is a "qualified thrift lender," as such term is defined in the HOLA and the regulations thereunder.

     (d) ESB Bank has at all times qualified as a "domestic building and loan association," as such term is defined in Section 7701(a)(19) of the Code, for purposes of Section 593 of the Code.

     3.13.  Properties and Insurance.

     (a) All real and personal property owned by ESB or any of the ESB Subsidiaries or presently used by any of them in their respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on the business of ESB and the ESB Subsidiaries in the ordinary course of business consistent with their past practices. ESB and the ESB Subsidiaries have good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in ESB's consolidated statement of financial condition as of March 31, 1999, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since March 31, 1999), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said consolidated statement of financial condition or the notes thereto or have been incurred in the ordinary course of business after the date of such consolidated statement of financial condition,
(ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole, and (iv) with respect to owned real property, title imperfections noted in title reports prior to the date hereof. ESB and the ESB Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by ESB and the ESB Subsidiaries and the consummation of the transactions contemplated hereby and by the Agreement of Merger will not affect any such right.

     (b) The business operations and all insurable properties and assets of ESB and the ESB Subsidiaries are insured for their benefit against all risks which, in the reasonable judgment of the management of ESB, should be insured against, in each case under valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the opinion of the management of ESB adequate for the business engaged in by ESB and the ESB Subsidiaries. As of the date hereof, neither ESB nor either of the ESB Subsidiaries has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

     3.14.  Environmental Matters.

     (a) To the best knowledge of ESB and the ESB Subsidiaries, neither ESB nor any of the ESB Subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not singly or in the aggregate have a material adverse effect on the business, operations, assets or financial condition of ESB and ESB Subsidiaries taken as a whole.

     (b) To the best knowledge of ESB and the ESB Subsidiaries, none of the Loan Portfolio Properties and Other Properties Owned by ESB or the ESB Subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which singly or in the aggregate would not have a material adverse effect on the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole.

     (c) To the best knowledge of ESB and the ESB Subsidiaries, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned by ESB or the ESB Subsidiaries under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except such which would not have or result in a material adverse effect on the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole.

     3.15. Allowance for Loan Losses and Real Estate Owned. The allowance for loan losses reflected on ESB's consolidated statements of financial condition included in the consolidated financial statements referred to in Section 3.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, in the opinion of ESB's management adequate in all material respects as of their respective dates under the requirements of generally accepted accounting principles to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the consolidated statements of financial condition included in the consolidated financial statements referred to in Section 3.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by generally accepted accounting principles.

     3.16. Minute Books. Since January 1, 1996, the minute books of ESB and the ESB Subsidiaries contain complete and accurate records of all meetings and other corporate action held or taken by their respective Boards of Directors (including committees of their respective Boards of Directors) and stockholders.

     3.17. Broker Fees. Except as set forth in ESB Disclosure Schedule 3.17, neither ESB nor any of its directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant's, broker's or finder's fees or commissions in connection with any of the transactions contemplated by this Agreement.

     3.18. Year 2000 Compliance. All hardware, firmware, software and computer systems owned, used or licensed by ESB and ESB Subsidiaries, including but not limited to system and application programs, files, data bases and computer services, are Year 2000 Compliant (as defined below) and shall continue to function in accordance with their intended purpose without material error or material interruption during and after the Year 2000. For purposes of this Agreement, "Year 2000 Compliant" means that the hardware, firmware, software and computer systems (i) will correctly and accurately address, produce, store, process and calculate data involving dates beginning with January 1, 2000 and will not produce abnormally ending or incorrect results involving such dates as used in any forward or regression dated based functions; (ii) will provide that all "date"-related functionalities and data fields include the indication, or provide for the interpretation, of century and millennium, and will perform calculations which involve a four-digit year; and (iii) will be interoperable with other Year 2000

Compliant hardware or software owned, used or licensed by ESB and ESB Bank which may deliver records to, receive records from or otherwise interact with such hardware or software in the course of processing records or data.

     3.19. Disclosures. No representation or warranty contained in Article III of this Agreement, and no statement contained in the ESB Disclosure Schedules, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading.

                                   ARTICLE IV

                            COVENANTS OF THE PARTIES

     4.01. Conduct of the Business of SHS. During the period from the date hereof to the Effective Time, SHS shall, and shall cause Spring Hill Savings Bank to, conduct its businesses and engage in transactions permitted hereunder or only in the ordinary course and consistent with past practice, except with the prior written consent of ESB, which consent shall not be unreasonably withheld. SHS shall use its best efforts to (i) preserve its business organization and that of Spring Hill Savings Bank intact, (ii) keep available to itself and ESB the present services of the employees of SHS and Spring Hill Savings Bank, and (iii) preserve for itself and ESB the goodwill of the customers of itself and Spring Hill Savings Bank and others with whom business relationships exist.

     4.02. Negative Covenants of SHS. SHS agrees that from the date hereof to the Effective Time, except as otherwise approved by ESB in writing or as permitted or required by this Agreement, SHS will not, nor will SHS permit Spring Hill Savings Bank to:

     (i) change any provision of the Articles of Incorporation or other governing instrument or Bylaws of SHS or Spring Hill Savings Bank;

     (ii) except for the issuance of SHS Common Stock pursuant to the present terms of stock options which are outstanding as of the date hereof (and identified on SHS Disclosure Schedule 4.02) and compliance with the terms of the Option Agreement of even date herewith, change the number of shares of its authorized or issued capital stock or issue or grant any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to the authorized or issued capital stock of SHS or Spring Hill Savings Bank, or any securities convertible into shares of such capital stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock;

     (iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of SHS or Spring Hill Savings Bank, except for regular quarterly cash dividends not in excess of $0.07 per share of SHS Common Stock; provided, however, SHS shall coordinate the declaration of any dividends in respect of the SHS Common Stock and the record dates and payment dates relating thereto with that of the ESB Common Stock, it being the intention of the parties that the holders of ESB Common Stock or SHS Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of ESB Common Stock and/or SHS Common Stock and any shares of ESB Common Stock any holder of SHS Common Stock receives in exchange therefor in the Merger.

     (iv) grant any severance or termination pay (other than pursuant to binding contracts of SHS in effect on the date hereof and disclosed to ESB on SHS Disclosure Schedule 2.13(a)), to, or enter into or amend any employment, consulting or compensation agreement with, any of its directors, officers or employees; or award any increase in compensation or benefits to its directors, officers or employees, except, in the case of officers or employees, such as may be granted in the ordinary course of business and consistent with past practices and policies and except certain bonuses, which shall not exceed $50,000 in the aggregate, which may, upon the mutual consent of ESB and SHS, be paid on or subsequent to the Effective Time to the employees identified on SHS Schedule

Disclosure Schedule 4.02 (iv) (provided that such employees agree in writing that the amount of any severance payments which otherwise would become due to such employees will be reduced by the amount of any bonus payments received hereunder);

     (v) enter into or modify (except as may be required by applicable law or as may be required by Section 4.13(f)(2) hereof, with the prior written consent of ESB, which shall not be unreasonably withheld) any pension, retirement, stock option, stock purchase, stock grant, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to the employee stock ownership plan of SHS ("SHS ESOP") or any other defined contribution plan or any defined benefit pension or retirement plan other than in the ordinary course of business consistent with past practice except that payments customarily made by SHS to the SHS ESOP at the end of a period may be made prior to the end of such period;

     (vi) sell or dispose of any significant assets or incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies, or acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) any business or entity;

     (vii) make any capital expenditures in excess of $25,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof, other than expenditures necessary to maintain existing assets in good repair and other than as set forth in SHS Disclosure Schedule 4.02(vii);

     (viii) except as set forth on SHS Disclosure Schedule 4.02(viii), file any applications or make any contract with respect to branching or site location or relocation;

     (ix) make any material change in its accounting methods or practices, other than changes required by generally accepted accounting principles, or change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in laws or regulations;

     (x) change its lending, investment, deposit or asset and liability management or other banking policies in any material respect except as may be required by applicable law;

     (xi) engage in any transaction with an "affiliated person" or "affiliate," in each case as defined in Section 2.18(a) hereof;

     (xii) enter into any futures contract, option or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

     (xiii) take any action that would result in any of its representations and warranties contained in Article II of this Agreement not being true and correct in any material respect at the Effective Time; or

     (xiv)  agree to do any of the foregoing.

     4.03. No Solicitation. Neither SHS nor Spring Hill Savings Bank shall, nor shall SHS or Spring Hill Savings Bank authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative of SHS or Spring Hill Savings Bank to, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than ESB) concerning any merger, sale of substantial assets or liabilities not in the ordinary course of business, sale of shares of capital stock or similar transactions involving SHS or Spring Hill Savings Bank (an "Acquisition Transaction"); provided, however, that SHS may provide information in connection with an unsolicited possible Acquisition Transaction if the Board of Directors of SHS, after receiving advice of counsel, determines in the exercise of its fiduciary responsibilities that such information should be furnished. SHS will promptly communicate to ESB the terms of any proposal which it may receive in respect of any such Acquisition Transaction and shall provide ESB with copies of (i) any written legal advice provided to the Board of Directors of SHS, (ii) all such written inquiries or proposals and (iii) an accurate and complete written synopsis of all such oral inquiries or proposals.

     4.04. Negative Covenants of ESB. ESB agrees that from the date hereof to the Effective Time, except as otherwise approved by SHS in writing or as permitted or required by this Agreement, ESB will not:

     (i) take any action which can reasonably be expected to adversely affect or delay the ability of ESB or SHS to perform its covenants and agreements on a reasonably timely basis under this Agreement or to consummate the transactions contemplated under this Agreement;

     (ii) declare or pay any special cash distributions in respect of any of its capital stock in excess of $1.00 per share, provided, however, that ESB shall be permitted to continue to declare and pay its regular quarterly dividends; or

     (iii)  agree to do any of the foregoing.

     4.05. Current Information. During the period from the date hereof to the Effective Time, each party will cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding its business, operations, prospects, assets and financial condition and matters relating to the completion of the transactions contemplated hereby. As soon as reasonably available, but in no event more than 45 days after the end of each calendar quarter (other than the last quarter of each calendar year) ending after the date of this Agreement, each party will deliver to the other party its quarterly report on Form 10-Q (or Form 10-QSB) under the 1934 Act, and, as soon as reasonably available, but in no event more than 90 days after the end of each fiscal year, each party will deliver to the other party its Annual Report on Form 10-K (or Form 10-KSB). Within 25 days after the end of each month, each party shall provide the other party with a copy of the Thrift Financial Report filed with the OTS.

     4.06.  Access to Properties and Records; Confidentiality.

     (a) SHS shall permit ESB and its representatives reasonable access to its properties and those of Spring Hill Savings Bank, and shall disclose and make available to ESB all books, papers and records relating to the assets, properties, operations, obligations and liabilities of SHS and Spring Hill Savings Bank, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files (except as necessary to preserve attorney-client privilege), plans affecting employees, and any other business activities or prospects in which ESB may have a reasonable interest. Neither SHS nor Spring Hill Savings Bank shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or would contravene any law, rule, regulation, order or judgment. SHS will use its best efforts to obtain waivers of any such restriction and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. SHS and Spring Hill Savings Bank shall make their respective directors, officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with ESB and its representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and not unduly interfere with normal operations. Similar access shall be provided by ESB to SHS and its representatives to the extent necessary to enable SHS to satisfy its due diligence obligations with respect to ESB.

     (b) All information furnished previously in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the party furnishing the information until consummation of the Merger and, if such Merger shall not occur, the party receiving the information shall, at the request of the party which furnished such information, either return to the party which furnished such information or destroy all documents or other materials containing, reflecting or referring to such information; shall use its best effort to keep confidential all such information; shall use such information only for the purpose of consummating the transactions contemplated by this Agreement; and shall not directly or indirectly use such information for any competitive or commercial purposes. The obligation to keep such information confidential shall continue for three years from the date the proposed Merger is abandoned but shall not apply to (i) any information which
(A) the party receiving the information can establish by convincing evidence was already in its possession prior to the disclosure thereof to it by the party furnishing the information; (B) was then generally known to the public;
(C) became known to the public through no fault of the party receiving the information; or (D) was disclosed to the party receiving the information by a third party not bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction.

     (c) From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with the terms hereof, SHS may invite one person (to be designated by ESB) to attend all meetings of the Board of Directors of SHS and Spring Hill Savings Bank.

     4.07.  Regulatory Matters.

     (a) The parties hereto will cooperate with each other and use their best efforts to prepare all necessary documentation (including without limitation the Form S-4 and the Proxy Statement/Prospectus), to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement as soon as practicable. The parties shall each have the right to review and approve in advance all information relating to the other, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written material submitted to, any third party or governmental body in connection with the transactions contemplated by this Agreement.

     (b) Each of the parties will furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of them, or any of their respective subsidiaries to any governmental body in connection with the Merger and the other transactions, applications or filings contemplated by this Agreement.

     (c) Each of the parties will promptly furnish each other with copies of written communications received by them or any of their respective subsidiaries from, or delivered by any of the foregoing to, any governmental body in connection with the Merger and the other transactions, applications or filings contemplated by this Agreement.

     4.08. Approval of Stockholders. SHS will (a) take all steps (including, without limitation, the preparation of the Form S-4 and Proxy Statement/Prospectus in accordance with all applicable requirements) necessary to duly call, give notice of, convene and hold a meeting of its stockholders as soon as reasonably practicable, but in no event earlier than October 31, 1999, for the purposes of securing the approval of such stockholders of this Agreement and the Agreement of Merger, (b) recommend to its stockholders the approval of this Agreement and the Agreement of Merger and the transactions contemplated hereby and thereby, and use its best efforts to obtain, as promptly as practicable, such approval, provided however, that the Board of Directors of SHS may fail to make such recommendation, or withdraw, modify or change any such recommendation, if such Board of Directors, after having consulted with and considered the advice of outside counsel experienced in such matters, has determined that the making of such recommendation or the failure to withdraw, modify or change such recommendation, would constitute a breach of the fiduciary duties of such directors under applicable law, and (c) cooperate and consult with ESB with respect to the foregoing matters.

     4.09. Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to closing contained herein and to consummate and make effective the transactions contemplated by this Agreement and the Agreement of Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing in this section shall be construed to require any party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is a party or subject or threatened to be made a party or subject) in connection with consummation of the transactions contemplated by this Agreement unless such party shall consent in advance and in writing to such participation and the other party agrees to reimburse and indemnify such party for and against any and all costs and damages related thereto.

     4.10. Disclosure Supplements. From time to time prior to the Effective Time, each party will promptly supplement or amend its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in
Article V or the compliance by SHS with the covenants set forth in Section 4.01 hereof.

     4.11. Public Announcements. The parties hereto shall approve in advance the substance of and cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by law or regulation and as to which the parties releasing such information have used their best efforts to discuss with the other parties in advance.

     4.12. Failure to Fulfill Conditions. In the event that either of the parties hereto determines that a condition to its respective obligations to consummate the transactions contemplated hereby cannot be fulfilled on or prior to March 31, 2000 and that it will not waive that condition, it will promptly notify the other party. ESB and SHS will promptly inform the other of any facts applicable to them, or their respective directors or officers, that would be likely to prevent or materially delay approval of the Merger by any governmental authority or which would otherwise prevent or materially delay completion of the Merger.

     4.13.  Certain Post-Merger Agreements.

     The parties hereto agree to the following arrangements following the Effective Time:

     (a) Operations of Spring Hill Savings Bank. Following the Merger, ESB may, in its sole discretion, determine to merge or consolidate Spring Hill Savings Bank with ESB Bank.

     (b) Boards of Directors of ESB Bank. At the Effective Time, the number of directors of ESB Bank shall be increased by two and ESB Bank shall nominate and elect two current directors of SHS (the identity of the directors to be nominated and elected as set forth on ESB Disclosure Schedule 4.13(b)) as a director of ESB Bank for a term of not less than three years. In addition, at the time of the merger of Spring Hill Savings Bank and ESB Bank, the two remaining non-employee directors of SHS and Spring Hill Savings Bank who have not been elected to the Board of Directors of ESB Bank will be appointed to a newly created Spring Hill Savings Bank Advisory Board for a period of not less than two years. Each advisory board member shall receive for their services an annual retainer of $7,100, paid in equal quarterly installments of $1,775, and a fee for each quarterly meeting attended of $475. The provisions of this
Section 4.13(b) are intended to be for the benefit of, and shall be enforceable by, members of the Board of Directors of SHS.

     (c) Board of Directors of Spring Hill Savings Bank. Effective as of the Effective Time, Charles Delman, a director of ESB, shall be elected to the Board of Directors of Spring Hill Savings Bank.

     (d)    Officers and Employees of SHS and Spring Hill Savings Bank.  Thomas
F. Angotti shall serve as President and Chief Executive Officer of Spring Hill Savings Bank and Vincent C. Ashoff shall serve as Executive Vice President and Chief Financial Officer of Spring Hill Savings Bank until the merger of Spring Hill Savings Bank and ESB Bank. Upon the merger of Spring Hill Savings Bank and ESB Bank, ESB will appoint Thomas F. Angotti as a Senior Vice President of ESB and ESB Bank and Vincent C. Ashoff as a Vice President of ESB Bank. Mr. Angotti will receive a salary and benefits commensurate to that of other comparable officers of ESB and ESB Bank at not less than his current base salary. As a Senior Vice President, Mr. Angotti will be provided a company car and a change in control agreement in the form included in ESB Disclosure Schedule 4.13(d). Mr. Ashoff will receive a salary and benefits commensurate to that of other comparable officers of ESB Bank at not less than his current base salary.

     (e) Employment, Severance and Change in Control Agreements. ESB shall honor all existing employee agreements, severance or change in control agreements or plans of SHS and Spring Hill Savings Bank, in effect as of the date of this Agreement, each of which is disclosed on SHS Disclosure Schedule 4.13(e), which schedule describes and quantifies in reasonable detail the maximum amount of payments and benefits which could become due and payable to each such person (assuming the Merger is consummated on or before December 31, 1999) under the agreements or plans as a result of a termination of employment and/or a change in control of SHS or Spring Hill Savings Bank.

     (f)    Employee Benefit Plans.

     (1) Subject to the provisions of this Section 4.13, all employees of SHS or Spring Hill Savings Bank immediately prior to the Effective Time who are employed by ESB, ESB Bank or Spring Hill Savings Bank (the "Employers") immediately following the Effective Time ("Transferred Employees") will be covered by Employers' employee benefit plans on substantially the same basis as any employee of the Employers in a comparable position. Notwithstanding the foregoing, ESB may determine to continue any of the SHS benefit plans for Transferred Employees in lieu of offering participation in the Employers' benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of SHS's benefit plans, or to merge any such benefit plans with the Employers' benefit plans, provided the result is the provision of benefits to Transferred Employees that are substantially similar to the benefits provided to the Employers' employees generally. Except as specifically provided in this Section 4.13 and as otherwise prohibited by law, Transferred Employees' service with SHS or Spring Hill Savings Bank shall be recognized as service with the Employers for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under the Employers' benefit plans, subject to applicable break-in-service rules. ESB agrees that any pre-existing condition, limitation or exclusion in its medical, long-term disability and life insurance plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by SHS or Spring Hill Savings Bank on the Effective Time and who then change coverage to the Employers' medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll. Notwithstanding anything herein to the contrary, after the Effective Time, (x) any amendment to, or grant of additional benefits under, any SHS or Spring Hill Savings Bank benefit plan, including stock based plans, which continues to exist subsequent to the Effective Time, shall require the prior consent of ESB, and (y) ESB may cause any of the SHS or Spring Hill Savings Bank benefit plans which continue to exist, including stock based plans, to be amended in order to provide that employees of ESB or ESB Bank may be participants in such plans.

     (2) After the Effective Time, but not prior to January 1, 2000, the SHS ESOP may, at ESB's discretion, be combined with the ESB employee stock ownership plan ("ESB ESOP"); provided, however, that prior to any such combination of the SHS ESOP and the ESB ESOP, the parties shall take all necessary action in order to amend the SHS ESOP in order to ensure that any such combination or the Merger does not accelerate (other than as required by law or regulation) or materially increase the benefits available to the participants in the SHS ESOP. Notwithstanding anything herein to the contrary, the parties hereto will take all necessary action to amend the SHS ESOP in order to provide that the Merger will not accelerate (other than as required by law or regulation) or materially increase the benefits available to any participant in the SHS ESOP, provided, however, that SHS may amend the SHS ESOP to permit, if the Effective Time is on or prior to December 31, 1999, SHS to make its fourth quarter contribution to the SHS ESOP as of the Effective Time and to delete the provision of the SHS ESOP which requires a participant to be an employee on the last day of the plan year in order to share in the allocation of the employer's contributions for the 1999 plan year.

     (g) Indemnification. ESB shall indemnify and hold harmless each present and former director, officer and employee of SHS and Spring Hill Savings Bank determined as of the Effective Time (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (collectively, "Claims"), to the fullest extent to which such Indemnified Parties were entitled under Pennsylvania law, the Articles of Incorporation and Bylaws of SHS or Spring Hill Savings Bank as in effect on the date hereof.

     Any Indemnified Party wishing to claim indemnification under this Section 4.13(g), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify ESB, but the failure to so notify shall not relieve ESB of any liability it may have to such Indemnified Party if such failure does not materially prejudice ESB. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) ESB shall have the right to assume the defense thereof and ESB shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if ESB elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between ESB and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to ESB, and ESB shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest), (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) ESB shall not be liable for any settlement effected without its prior written consent, which consent shall not be withheld unreasonably.

     In the event that ESB or any of its respective successors or assigns (i) consolidates with or merges into any other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any entity, then, and in each such case, the successors and assigns of such entity shall assume the obligations set forth in this Section 4.13(g), which obligations are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each of the Indemnified Parties.

     (h) Insurance. ESB and ESB Bank shall maintain a directors' and officers' liability insurance policy covering the Indemnified Parties Costs in connection with any Claims for a period of three (3) years after the Effective Time if such policy can be obtained at annual premiums no greater than 150% of the annual premium of the directors' and officers' liability insurance maintained by SHS and Spring Hill Savings Bank as of the date hereof.


                                   ARTICLE V

                               CLOSING CONDITIONS

     5.01. Conditions to the Parties' Obligations Under This Agreement. The respective obligations of the parties under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     (a) All necessary regulatory or governmental approvals and consents (including without limitation any required approval of the OTS required to consummate the transactions contemplated hereby) shall have been obtained without any non-standard term or condition which would materially impair the value of SHS and the Spring Hill Savings Bank to ESB; all conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied; and all waiting periods in respect thereof shall have expired.

     (b) All corporate action necessary to authorize the execution and delivery of this Agreement and consummation of the transactions contemplated hereby and by the Agreement of Merger shall have been duly and validly taken by ESB and SHS, including approval by the requisite vote of the stockholders of SHS of this Agreement and the Agreement of Merger.

     (c) No order, judgment or decree shall be outstanding against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any governmental body in which it is sought to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more of the parties hereto in connection with this Agreement and which ESB or SHS determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger.

     (d) The Form S-4 shall have become effective under the 1933 Act, and ESB shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to issue the ESB Common Stock in connection with the Merger, and neither the Form S-4 nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the Commission or any state securities authority.

     (e) The parties shall have received, in form and substance reasonably satisfactory to them (x) an opinion of Elias, Matz, Tiernan & Herrick L.L.P. to the effect that, for federal income tax purposes, the Merger will qualify as a "reorganization" under Section 368(a) of the Code; no taxable gain will be recognized by ESB or SHS (i) upon the transfer of SHS's assets to ESB in exchange for ESB Common Stock, cash and the assumption of SHS's liabilities or
(ii) upon the distribution of such ESB Common Stock and cash to SHS stockholders and (y) an opinion of Breyer & Associates PC to such effect and to the effect that (i) no gain or loss will be recognized by the shareholders of SHS who receive ESB Common Stock in exchange for their SHS Common Stock in the Merger;
(ii) the tax basis of a shareholder in the ESB Common Stock received in the Merger in exchange for his or her SHS Common Stock will be the same as the tax basis of the SHS Common Stock surrendered in exchange therefor; and (iii) the holding period of the shares of ESB Common Stock received in the Merger will include the holding period of the shares of SHS Common Stock surrendered therefor, provided that such SHS Common Stock was held as a capital asset by such shareholder, provided, however, that in the event either of such counsel believes that the Merger will not qualify as a reorganization under Section 368(a) of the Code, ESB shall have the right but not the obligation to increase the aggregate stock consideration as necessary to cause the transaction to qualify for such tax treatment.

     5.02. Conditions to the Obligations of ESB Under This Agreement. The obligations of ESB under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by ESB:

     (a) Each of the obligations of SHS required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of SHS contained in this Agreement shall have been true and correct as of the date hereof and as of the Effective Time as though made at and as of the Effective Time, except (i) as to any representation or warranty which specifically relates to an earlier date or (ii) where the facts which caused the failure of any representation or warranty to be so true and correct would not, either individually or in the aggregate, constitute a material adverse change in the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank taken as a whole, other than:
(i) any such effect attributable to or resulting from any change in banking or similar laws, rules or regulations of general applicability to banks, thrift institutions or their holding companies or interpretations thereof by courts or governmental authorities; (ii) changes in generally accepted accounting principles that are generally applicable to the banking or savings industries;
(iii) expenses incurred in connection with the transactions contemplated hereby;
(iv) actions or omissions of a party (or any of its subsidiaries) taken with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated hereby; or (v) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, and ESB shall have received a certificate to that effect signed by the President and Chief Executive Officer of SHS.

     (b) All permits, consents, waivers, clearances, approvals and authorizations of all regulatory or governmental authorities or third parties which are necessary in connection with the consummation of the Merger shall have been obtained, and none of such permits, consents, waivers, clearances, approvals and authorizations shall contain any non-standard term or condition which would materially impair the value of SHS and Spring Hill Savings Bank to ESB.

     (c) Holders of SHS Common Stock who dissent from the Merger pursuant to Chapter 15, Subchapter D of the PBCL by meeting the requirements set forth in the PBCL shall not hold more than 20% of the SHS Common Stock immediately prior to the Effective Time.

     (d) Each stockholder of SHS who is a SHS Affiliate shall have executed and delivered a commitment and undertaking to the effect that (i) such stockholder will dispose of the shares of ESB Common Stock received by him in connection with the Merger only in accordance with the provisions of paragraph
(d) of Rule 145 under the 1933 Act; (ii) such stockholder will not dispose of any of such shares until ESB has received an opinion of counsel acceptable to it that such proposed disposition is in compliance with the provisions of paragraph (d) of Rule 145 under the 1933 Act, which opinion shall be rendered promptly following counsel's receipt of such stockholder's written notice of its intention to sell shares of ESB Common Stock; and (iii) the certificates representing said shares may bear a legend referring to the foregoing restrictions.

     (e) SHS shall have furnished ESB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 5.02 as ESB may reasonably request.

     5.03. Conditions to the Obligations of SHS Under this Agreement. The obligations of SHS under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by SHS:

     (a) Each of the obligations of ESB required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of ESB contained in this Agreement shall have been true and correct as of the date hereof and as of the Effective Time as though made at and as of the Effective Time, except (i) as to any representation or warranty which specifically relates to an earlier date or (ii) where the facts which caused the failure of any representation or warranty to be so true and correct would not, either individually or in the aggregate, constitute a material adverse change in the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole, and SHS shall have received a certificate to that effect signed by the President and Chief Executive Officer of ESB.

     (b) ESB shall have furnished SHS with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 5.03 as SHS may reasonably request.


                                   ARTICLE VI

                    TERMINATION, AMENDMENT AND WAIVER, ETC.

     6.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Agreement of Merger by the stockholders of SHS:

     (a)    by mutual written consent of the parties hereto;

     (b) by ESB or SHS (i) if the Effective Time shall not have occurred on or prior to March 31, 2000 or (ii) if a vote of the stockholders of SHS is taken and such stockholders fails to approve this Agreement and the Agreement of Merger at the meeting of stockholders (or any adjournment thereof) of SHS contemplated by Section 4.08 hereof; unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein to be performed or observed by such party at or before the Effective Time;

     (c) by ESB or SHS upon written notice to the other 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the Merger and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable regulatory agency or governmental authority, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or 30 or more days after any petition for rehearing or amended application is denied;

     (d) by ESB in writing if SHS has, or by SHS in writing if ESB has, breached (i) any covenant or undertaking contained herein or in the Agreement of Merger, or (ii) any representation or warranty contained herein, which breach would have a material adverse effect on the business, operations, assets or financial condition of SHS and Spring Hill Savings Bank or ESB and the ESB Subsidiaries, as applicable, taken as a whole, or upon the consummation of the transactions contemplated hereby, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Effective Time; provided that it is understood and agreed that either party may terminate this Agreement on the basis of any such material breach of any representation or warranty contained herein, notwithstanding any qualification therein relating to the knowledge of the other party;

     (e) by ESB or SHS in writing, if any of the applications for prior approval referred to in Section 4.07 hereof are denied or are approved contingent upon the satisfaction of any non-standard condition or requirement which, in the reasonable opinion of the Board of Directors of ESB, would materially impair the value of SHS and Spring Hill Savings Bank to ESB, and the time period for appeals and requests for reconsideration has run.

     (f) by SHS, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, at any time during the five-day period commencing with the Determination Date if both of the following conditions are satisfied:

            (i) the number obtained by dividing the Average Closing Price by the Starting Price (the "ESB Ratio") shall be less than .80; and

            (ii) the ESB Ratio shall be less than the number obtained by dividing the Final Index Value by the Index Value on the Starting Date and subtracting 0.20 from the quotient in this clause (ii) (such number being referred to herein as the "Index Ratio");

subject, however, to the following three sentences. If SHS elects to exercise its termination right pursuant to this Section 6.01(f), it shall give written notice to ESB (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, ESB shall have the option to increase the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the ESB Ratio. If ESB so elects within such five-day period, it shall give prompt written notice to SHS of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 6.01(f) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

     For purposes of this Section 6.01(f), the following terms shall have the meanings indicated:

            "Average Closing Price" shall mean the average of the closing prices of a share of ESB Common Stock on the Nasdaq Stock Market's National Market (as reported in The Wall Street Journal, or if not reported therein, in
                     -----------------------
     another authoritative source) during the period of 20 consecutive trading days ending on the trading day prior to the Determination Date, rounded to the nearest whole cent.

            "Determination Date" shall mean the date on which the last required approval of a Governmental Entity is obtained with respect to the Merger, without regard to any requisite waiting period in respect thereof.

            "Final Index Value" shall mean the average of the Index Values for the 20 consecutive trading days ending on the trading day prior to the Determination Date.

            "Index Value," on a given date, shall mean the index value on such date of the SNL Thrift Index, as such index value is reported by SNL Securities on such date.

            "Starting Date" shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

            "Starting Price" shall mean the closing price of a share of ESB Common Stock on the Nasdaq Stock Market's National Market (as reported in The Wall Street Journal, or if not reported therein, in another
     -----------------------
     authoritative source) on the Starting Date.

     6.02. Effect of Termination. In the event of termination of this Agreement by either ESB or SHS as provided above, this Agreement shall forthwith become void (other than Sections 4.05(b) and 7.01 hereof, which shall remain in full force and effect) and there shall be no further liability on the part of the parties or their respective officers or directors except for the liability of the parties under Sections 4.05(b) and 7.01 hereof and except for liability for any breach of this Agreement.

     6.03. Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the consummation of the Merger, whether before or after approval thereof by the stockholders of SHS, the parties may (a) amend this Agreement and the Agreement of Merger, (b) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the Merger by the stockholders of SHS, there may not be, without further approval of such stockholders, any amendment or waiver of this Agreement or the Agreement of Merger which modifies either the amount or the form of the Merger Consideration to be delivered to stockholders of SHS. This Agreement and the Agreement of Merger may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


                                  ARTICLE VII

                                 MISCELLANEOUS

     7.01.  Expenses.

     (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including without limitation legal, accounting, investment banking and printing expenses) shall be borne by the party incurring such costs and expenses, provided that ESB shall bear all costs of printing, mailing and filing the Form S-4 and Proxy Statement/Prospectus and all other registration and filing fees relating to the Merger.

     (b) Notwithstanding any provision in this Agreement to the contrary, in the event that either of the parties shall default in its obligations hereunder, the non-defaulting party may pursue any remedy available at law or in equity to enforce its rights and shall be paid by the defaulting party for all damages, costs and expenses, including without limitation legal, accounting, investment banking and printing expenses, incurred or suffered by the non-defaulting party in connection herewith or in the enforcement of its rights hereunder.

     7.02. Survival. The respective representations, warranties and covenants of the parties to this Agreement shall not survive the Effective Time but shall terminate as of the Effective Time, except for the provisions of Section 4.13 hereof.

     7.03. Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by overnight express or mailed by prepaid registered or certified mail (return receipt requested) or by cable, telegram or telex addressed as follows:

     (a)    If to ESB, to:

            ESB Financial Corporation
            600 Lawrence Avenue
            Ellwood City, Pennsylvania  16117
            Attn:  Charlotte A. Zuschlag

            Copy to:

            Elias, Matz, Tiernan and Herrick L.L.P.
            734 15th Street, N.W.
            Washington, D.C.  20005
            Attn:  Raymond A. Tiernan, Esq.

     (b)    If to SHS, to:

            SHS Bancorp, Inc.
            One North Shore Center
            Suite 120
            Pittsburgh, Pennsylvania 15212
            Attn:  Thomas F. Angotti

            Copy  to:

            Breyer & Associates PC
            1100 New York Avenue, N.W.
            Suite 700
            Washington, D.C.  20005
            Attn:  John F. Breyer, Jr., Esq.

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

     7.04. Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party and, except as otherwise expressly provided herein, that nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

     7.05. Complete Agreement. This Agreement and the Agreement of Merger, including the documents and other writings referred to herein or therein or delivered pursuant hereto or thereto, contain the entire agreement and understanding of the parties with respect to their subject matter and shall supersede all prior agreements and understandings between the parties, both written and oral, with respect to such subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein.

     7.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

     7.07. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of laws thereof.

     7.08. Headings. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, ESB and SHS have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                           ESB FINANCIAL CORPORATION


Attest:

/s/ Frank D. Martz                     By: /s/ Charlotte A. Zuschlag
-----------------------------------        -------------------------------------
Frank D. Martz                             Charlotte A. Zuschlag
Senior Vice President of Operations        President and Chief Executive Officer
 and Secretary



                                           SHS BANCORP, INC.


Attest:

/s/ Joanne C. Weinand                  By: /s/ Thomas F. Angotti
-----------------------------------        -------------------------------------
Joanne C. Weinand                          Thomas F. Angotti
Secretary                                  President and Chief Executive Officer

                              AGREEMENT OF MERGER

     This Agreement of Merger is dated as of July 21, 1999, by and between ESB Financial Corporation ("ESB"), a Pennsylvania corporation, and SHS Bancorp, Inc. ("SHS"), a Pennsylvania corporation.

                              W I T N E S S E T H:

     WHEREAS, ESB and SHS have entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Reorganization Agreement"); and

     WHEREAS, pursuant to the Reorganization Agreement and this Agreement of Merger, and subject to the terms and conditions set forth therein and herein, SHS shall be merged with and into ESB, with ESB the surviving corporation of such merger;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Reorganization Agreement, the parties hereto do mutually agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

     1.1 "Effective Time" shall mean the date and time at which the Merger contemplated by this Agreement of Merger becomes effective as provided in
Section 2.2 of this Agreement of Merger.

     1.2 "SHS Common Stock" shall mean the common stock, par value $.01 per share, of SHS.

     1.3 "Merger" shall refer to the merger of SHS with and into ESB as provided in Section 2.1 of this Agreement of Merger.

     1.4    "Merging Corporations" shall collectively refer to ESB and SHS.

     1.5 "ESB Common Stock" shall mean the common stock, par value $.01 per share, of ESB.

     1.6 "Stockholder Meeting" shall mean the meeting of the stockholders of SHS held pursuant to Section 4.07 of the Agreement.

     1.7 "Surviving Corporation" shall mean ESB as the surviving corporation of the Merger.

                                   ARTICLE II

                              TERMS OF THE MERGER

     2.1 The Merger. Subject to the terms and conditions set forth in the Reorganization Agreement, at the Effective Time, SHS shall be merged with and into ESB pursuant to Chapter 19, Subchapter C of the Pennsylvania Business Corporation Law ("PBCL"). ESB shall be the Surviving Corporation of the Merger and shall continue to be governed by the laws of the Commonwealth of Pennsylvania. At the Effective Time, the separate existence and corporate organization of SHS shall cease, and ESB shall thereupon and thereafter possess all the rights, privileges, powers and franchises of a public as well as of a private nature of each of SHS and ESB; and be subject to all the restrictions, disabilities and duties of each of SHS and ESB; and all and singular, the rights, privileges, powers and franchises of each of SHS and ESB, and all property, real, personal and mixed, and all debts due to either SHS or ESB on whatever account, as well for stock subscriptions and all other things in action or belonging to each of SHS and ESB shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of, respectively, SHS and ESB, and the title to any real estate vested by deed or otherwise, under the laws of the Commonwealth of Pennsylvania or elsewhere in either SHS or ESB shall not revert or be in any way impaired by reason of the Merger, but all rights of creditors and all liens upon any property of either of SHS or ESB shall be preserved unimpaired, and all debts, liabilities and duties of SHS and ESB shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

     2.2 Effective Time. The Merger shall become effective on the date and at the time that Articles of Merger are executed and filed with the Secretary of State of the Commonwealth of Pennsylvania pursuant to Section 1927 of the PBCL, unless a later date and time is specified as the Effective Time in such Articles of Merger.

     2.3 Name of the Surviving Corporation. The name of the Surviving Corporation shall be "ESB Financial Corporation."

     2.4 Articles of Incorporation. On and after the Effective Time, the Articles of Incorporation of ESB shall be the Articles of Incorporation of the Surviving Corporation until amended in accordance with applicable law.

     2.5 Bylaws. On and after the Effective Time, the Bylaws of ESB shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

                                  ARTICLE III

                              CONVERSION OF SHARES

     3.1    Conversion of SHS Common Stock and Options to Purchase SHS Common
Stock.

     (a) Subject to Section 3.2 hereof, each share of SHS Common Stock outstanding immediately prior to the Effective Time, other than (i) shares held by SHS (including treasury shares) or ESB or any of their respective wholly owned subsidiaries and (ii) SHS Dissenting Shares (as hereinafter defined), shall be converted into the number of shares of ESB Common Stock equal to the Exchange Ratio (as defined in the Reorganization Agreement) or $17.80 in cash in accordance with the terms of Section 1.03 of the Reorganization Agreement.

     (b) Notwithstanding any other provision hereof, no fractional shares of ESB Common Stock shall be issued to holders of SHS Common Stock. In lieu thereof, each holder of shares of SHS Common Stock entitled to a fraction of a share of ESB Common Stock shall, at the time of surrender of the certificate or certificates representing such holder's shares, receive an amount of cash in accordance with the terms of Section 1.05 of the Reorganization Agreement. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

     (c) At or immediately prior to the Effective Time, each option to purchase SHS Common Stock issued pursuant to SHS's 1998 Stock Option Plan shall be cancelled, and each holder of any such option, whether or not then vested or exercisable, shall be entitled to receive from ESB at the election of the optionholder either a new option to acquire shares of ESB Common Stock or a cash amount determined in accordance with Section 1.06 of the Reorganization Agreement. The payment of the consideration referred to in this Section 3.1(c) to holders of options to purchase SHS Common Stock shall be subject to the execution by any such holder of such instruments of cancellation as ESB may reasonable deem appropriate.

     3.2    Exchange of Certificates for Stock and/or Cash.

     After the Effective Time, each holder of a certificate for theretofore outstanding shares of SHS Common Stock, shall be surrendered and exchanged for cash or stock consideration in the manner provided in Section 1.04 of the Reorganization Agreement.

     3.3 Dissenting Shares. Notwithstanding anything in this Agreement of Merger to the contrary, shares of SHS Common Stock which are outstanding immediately prior to the Effective Time and which are held by stockholders (other than ESB or any wholly-owned subsidiary thereof) who shall not have voted such shares in favor of the Agreement and this Agreement of Merger and who shall have satisfied all of the applicable requirements of Chapter 15, Subchapter D of the PBCL ("SHS Dissenting Shares"), shall not be converted into the right to receive, or be exchangeable for, shares of ESB Common Stock or cash as set forth in Section 3.1 hereof, but the holders thereof shall be entitled to payment of the fair value of such shares in accordance with said section of the PBCL, subject to the procedures and the conditions specified in such provision of the PBCL, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal and payment under such law. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of SHS Common Stock held by such holder shall thereupon be deemed to have been converted into the right to receive, or be exchangeable at the Effective Time for, cash as provided in
1.08 of the Reorganization Agreement. ESB hereby agrees to make, or cause to be made, payment in cash for any Dissenting Shares.

     3.4 ESB Common Stock. Each share of ESB Common Stock issued and outstanding immediately prior to the Effective Time shall, on and after the Effective Time, continue to be issued and outstanding as an identical share of ESB Common Stock.

                                   ARTICLE IV

                                 MISCELLANEOUS

     4.1 Conditions Precedent. The respective obligations of each party under this Agreement of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article V of the Reorganization Agreement.

     4.2 Termination. This Agreement of Merger shall be terminated automatically without further act or deed of either of the parties hereto in the event of the termination of the Reorganization Agreement in accordance with
Section 6.01 thereof.

     4.3 Amendments. To the extent permitted by the PBCL, this Agreement of Merger may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Board of Directors of each of the parties hereto; provided, however, that the provisions of Article III of this Agreement of Merger relating to the consideration to be paid for the shares of SHS Common Stock shall not be amended after the meeting of stockholders of SHS so as to modify either the amount or the form of such consideration or to otherwise materially adversely affect the shareholders of SHS without the approval of the stockholders of SHS.

     4.4 Successors. This Agreement of Merger shall be binding on the successors of ESB and SHS.

     IN WITNESS WHEREOF, ESB and SHS have caused this Agreement of Merger to be executed by their duly authorized officers as of the day and year first above written.


                                           ESB FINANCIAL CORPORATION

Attest:


/s/ Frank D. Martz                     By: /s/ Charlotte A. Zuschlag
-----------------------------------        -------------------------------------
Frank D. Martz                             Charlotte A. Zuschlag
Senior Vice President of Operations        President and Chief Executive Officer
 and Secretary


                                           SHS BANCORP, INC.
Attest:


/s/ Joanne C. Wienand                  By: /s/ Thomas F. Angotti
-----------------------------------        -------------------------------------
Joanne C.  Wienand                         Thomas F. Angotti
Secretary                                  President and Chief Executive Officer

                                                                      APPENDIX B



                             STOCK OPTION AGREEMENT


     STOCK OPTION AGREEMENT, dated as of July 21, 1999, by and between ESB Financial Corporation ("ESB"), a Pennsylvania corporation, and SHS Bancorp, Inc. ("SHS"), a Pennsylvania corporation (the "Agreement").


                                   WITNESSETH

     WHEREAS, ESB and SHS have entered into an Agreement and Plan of Reorganization and related Agreement of Merger, each dated as of July 21, 1999 (collectively, the "Reorganization Agreement");

     WHEREAS, ESB has requested the execution of this Agreement by SHS in order to increase the likelihood that the transactions contemplated by the Reorganization Agreement will be consummated in accordance with its terms and as a condition to ESB's obligation to complete the transactions contemplated by the Reorganization Agreement and, in consideration for such execution, SHS has agreed to issue to ESB an option entitling ESB to purchase shares of its common stock upon the terms and subject to the conditions set forth herein; and

     NOW, THEREFORE, in consideration of the execution of the Reorganization Agreement and the premises therein and herein contained, the parties agree as follows:

     1. Grant of Option. Subject to the terms and conditions hereof, SHS irrevocably grants to ESB as of July 21, 1999 the option ("Option") to purchase at one time or from time to time an aggregate of 115,000 shares of common stock, par value $.01 per share, of SHS ("Common Stock") at a price per share equal to $11.00 (the price per share is referred to below as the "Purchase Price" and the price when used with respect to a number of shares is referred to below as the "aggregate Purchase Price" for such shares). As used in this Agreement, the term "Shares" means the shares of Common Stock subject to the Option.

     2.     Exercise of Option.

     (a) Subject to the terms and conditions hereof, ESB may exercise the Option, in whole at any time or in part from time to time, to the extent not previously exercised, if a Purchase Event (as defined below) shall have occurred and be continuing, provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further effect, except as to notices of exercise given prior thereto, on the Termination Date, which shall be the date on which occurs the earliest of (i) immediately prior to the Effective Time, as defined in Section 1.02 of the Reorganization Agreement, (ii) twelve
(12) months after the first occurrence of a Purchase Event, (iii) twelve (12) months following a termination of the Reorganization Agreement by ESB pursuant to Section 6.01(d) thereof prior to the occurrence of a Purchase Event; and (iv) a termination of the Reorganization Agreement in accordance with its terms (other than by ESB pursuant to Section 6.01(d) thereof) prior to the occurrence of a Purchase Event, provided, however, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable laws and regulations.

     (b) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

            (i) SHS or any of its subsidiaries shall have entered into an agreement with any person (other than ESB or any subsidiary thereof) (A) to merge, consolidate or enter into any similar transaction with such person,
     (B) for the disposition, by sale, lease, exchange or otherwise, of all or substantially all of the consolidated assets or deposits of SHS or any of its subsidiaries or
     (C) for the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or an option or right to acquire such securities) representing 15% or more of the voting power of SHS or any of its subsidiaries;

            (ii) any person (other than ESB or any subsidiary thereof) shall have acquired beneficial ownership of, or any group of persons shall have been formed which beneficially owns, 15% or more of the then outstanding Common Stock (any of the foregoing in Section 2(b)(i) or (ii) is hereinafter referred to as an "Acquisition Transaction");

            (iii) any person (other than ESB or any subsidiary thereof) shall have (A) commenced a tender offer or filed a registration statement under the Securities Act of 1933, as amended ("Securities Act"), with respect to an exchange offer to purchase or otherwise acquire control of 15% or more of the then outstanding shares of Common Stock (such offers being referred to herein as a "Tender Offer" and an "Exchange Offer," respectively); or

            (iv) the holders of the outstanding Common Stock shall not have approved the Reorganization Agreement (including the related Agreement of Merger) at the meeting of such holders called for such purpose pursuant to the Reorganization Agreement, such meeting shall not have been held or shall have been cancelled prior to the termination of the Reorganization Agreement in accordance with its terms, or SHS's Board of Directors shall have withdrawn or modified in a manner which is adverse to ESB the recommendation of SHS's Board of Directors with respect to the Reorganization Agreement and the Agreement of Merger, in each case after it shall have been publicly announced that any person (other than ESB or any subsidiary thereof) shall have (A) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, (B) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (C) filed an application (or given notice), whether in draft or final form, under the Bank Holding Company Act of 1956, the Home Owners' Loan Act, the Bank Merger Act or the Change in Bank Control Act of 1978, for approval to engage in an Acquisition Transaction or (D) any person shall have solicited proxies in a proxy solicitation subject to Regulation 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), in opposition to approval of the Reorganization Agreement by SHS's stockholders.

     (c) As used in this Agreement, (i) "beneficial ownership," "person" and "group of persons" shall have the meanings conferred thereon by Section 13(d) of the Exchange Act and the regulations promulgated thereunder and (ii) "commenced" shall have the meaning conferred thereon by Rule 14d-2 under the Exchange Act.

     (d) SHS shall promptly give written notice to ESB of the occurrence of a Purchase Event known to SHS. However, the giving of such notice by SHS shall not be a condition to the right of ESB to exercise the Option. If more than one transaction or event giving rise to a Purchase Event is undertaken or effected, then all such transactions shall give rise to only one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions or events are abandoned.

     (e) Notwithstanding the foregoing, SHS shall not be obligated to issue Shares upon exercise of the Option (i) in the absence of any required governmental, regulatory or stockholder approval or consent necessary for SHS to issue the Shares or for ESB to exercise the Option or prior to the expiration or termination of any waiting period required by law, or (ii) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect which prohibits the sale or delivery of the Shares. If the Option is otherwise exercisable but cannot be exercised prior to termination as specified in Section 2(a) hereof solely because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall continue and will expire on the twentieth business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

     3.     Notice of Exercise; Payment and Delivery of Shares.

     (a) In the event that ESB desires to exercise the Option, ESB shall send a written notice (the date of which being herein referred to as the "Notice Date") to SHS specifying the total number of Shares it will purchase and a place and date for the closing of such purchase, which date shall be not later than 60 calendar days nor earlier than three business days from the date such notice is given, unless additional time is needed to give notification to or to obtain approval from any governmental or regulatory authority and, if so required, three business days from the date on which the required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period with respect thereto shall have passed.

     (b) At any closing hereunder, (a)(i) ESB shall make payment to SHS of the aggregate Purchase Price for the Shares to be purchased by delivery to SHS of a certified, cashier's or bank check payable to the order of SHS in such amount or, if mutually agreed, by wire transfer of funds in such amount to an account designated in writing by SHS, or (ii) if requested by ESB, in lieu of the payment set forth in (a)(i) above, SHS shall issue to ESB a number of whole Shares determined by (A) multiplying the excess, if any, of the closing price of the Common Stock on the Notice Date over the Purchase Price by the number of Shares with respect to which the Option is being exercised, and (B) dividing such product by the Purchase Price; and (b) SHS shall deliver to ESB a certificate or certificates representing the Shares so purchased, registered in the name of ESB or its designee. SHS shall pay any and all federal, state and local taxes, or other charges that may be imposed upon ESB in connection with the preparation, issuance and delivery of stock certificates hereunder.

     4. Representations and Warranties of SHS. SHS hereby represents and warrants to ESB as follows:

     (a) This Agreement has been duly authorized, executed and delivered by SHS and constitutes a valid and binding agreement of SHS, enforceable against SHS in accordance with its terms, except to the extent that the obligations of SHS set forth in Section 8(a) and (d) hereof may be unenforceable under applicable federal and state securities laws.

     (b) SHS has taken all necessary corporate and other action (excluding any required governmental or stockholder approvals) to authorize and reserve and to permit it to issue, and at all times from the date hereof until such time as the obligation to deliver Shares upon the exercise of the Option terminates, will have reserved for issuance, upon any exercise of the Option, the number of Shares subject to the Option (less the number of Shares previously issued upon any partial exercise of the Option or as to which the Option may no longer be exercised). All of the Shares to be issued pursuant to the Option are duly authorized and, upon issuance and delivery thereof pursuant to this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all claims, liens, charges, encumbrances and security interests, and will not have been issued in violation of, and will not be subject to, any preemptive rights of any stockholders of SHS.

     (c) The execution, delivery and performance by SHS of this Agreement and the consummation of the transactions contemplated hereby (excluding any required governmental approvals) do not contravene, or constitute a default under, (i) the Articles of Incorporation or Bylaws of SHS or (ii) any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation binding upon SHS or any of its subsidiaries.

     5. Representations and Warranties of ESB. ESB hereby represents and warrants to SHS as follows:

     (a) This Agreement has been duly authorized, executed and delivered by ESB and constitutes a valid and binding agreement of ESB, enforceable against ESB in accordance with its terms, except to the extent that the obligations of ESB set forth in Section 8(b) and (d) hereof may be unenforceable under applicable federal and state securities laws.

     (b) ESB is acquiring the Option for the purpose set forth in the second Whereas clause of this Agreement and hereby acknowledges that (i) the Option has not been, and the Shares may not be, registered under the Securities Act or any other applicable securities registration requirements and (ii) the Option and the Shares may not be transferred except in compliance with applicable registration requirements or an available exemption therefrom.

     6. Adjustment Upon Change in Capitalization, Etc. In the event of any change in the Common Stock by reason of stock dividends, stock splits, mergers, consolidations, recapitalizations, combinations, conversions, exchanges of shares, extraordinary or liquidating dividends, or other changes in the corporate or capital structure of SHS which would have the effect of diluting or changing ESB's rights hereunder, the number and kind of shares or securities subject to the Option and the Purchase Price (but not the aggregate Purchase Price of the Shares) shall be appropriately and equitably adjusted so that ESB shall receive upon exercise of the Option the number and class of shares or other securities or property that ESB would have received in respect of the Shares that could have been purchased upon exercise of the Option if the Option could have been and had been exercised immediately prior to such event or the record date therefor, as applicable. In the event that after the date hereof SHS issues any additional shares of Common Stock other than pursuant to any event described in the preceding sentence or pursuant to the exercise of the Option, the number of shares of Common Stock which can be purchased pursuant to the Option shall be increased by an amount so that after such issuance the number of shares of Common Stock subject to the Option, less any shares previously acquired upon exercise of the Option, shall equal (a) 20.0% of the number of shares of Common Stock then issued and outstanding minus (b) one share, without giving effect to any shares which may be issued pursuant to the Option. SHS shall take such steps in connection with any consolidation, merger, liquidation or other such action as may be necessary to ensure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable upon exercise of the Option. Nothing contained in this Section 6 shall be deemed to authorize SHS to effect any of the changes contemplated by this Section 6 in breach of the provisions of the Reorganization Agreement.

     7.     Registration of the Shares.

     (a) If ESB requests SHS in writing to register under the Securities Act or any other applicable securities registration requirements Shares which have been purchased by ESB hereunder, SHS will use its best efforts to cause the Shares so specified in such request to be registered as soon as practicable so as to permit the sale or other distribution by ESB of such Shares (and to keep such registration in effect for a period of at least 180 days) and in connection therewith shall prepare and file as promptly as reasonably possible (but in no event later than 45 days from receipt of ESB's request) a registration statement under the Securities Act to effect such registration on an appropriate form, which would permit the sale of the Shares by ESB in the manner specified by ESB in its request. In connection with such registration, SHS shall use its best efforts to cause to be delivered to ESB (and any other holder whose Shares are the subject of such registration) such certificates, opinions, accountants' letters and other documents as ESB (or any such other holder) shall reasonably request and are customarily rendered in connection with the registration of securities under the Securities Act. ESB shall provide all information reasonably requested by SHS for inclusion in any documents to be prepared hereunder. All expenses incurred by SHS in complying with the provisions of this Section 7, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for SHS and blue sky fees and expenses shall be paid by SHS. Underwriting discounts and commissions to brokers and dealers relating to the Shares, fees and disbursements of counsel to ESB and any other expenses incurred by ESB in connection with such registration shall be borne by ESB.
SHS shall not be obligated to make effective more than two registration statements pursuant to this Section 7(a).

     (b) SHS shall notify ESB in writing not less than ten business days prior to filing a registration statement under the Securities Act with respect to any Common Stock (other than a filing on Form S-4 or Form S-8) of SHS's intention so to file. If ESB wishes to have any portion of its Shares purchased hereunder included in such registration statement, it shall advise SHS in writing to that effect within five business days following receipt of such notice from SHS pursuant to the preceding sentence, and SHS will thereupon include the number of shares indicated by ESB under such registration statement, provided, however, that if the managing underwriter determines and advises SHS and ESB in writing that the inclusion in the registration statement of the number of shares indicated by ESB would interfere with the successful marketing of the Common Stock proposed to be registered and sold by SHS, then the number of shares indicated by ESB to be included in the underwriting shall be reduced or eliminated pro rata among all holders of shares of Common Stock requesting such registration, and further provided, however, that nothing herein shall prevent SHS from, at any time, abandoning or delaying any registration.

     (c) The rights provided under this Section 7 shall expire upon the third annual anniversary of the first acquisition of Shares by ESB hereunder.

     8.     Indemnification.

     (a) In connection with any registration under the provisions of Section 7 hereof, SHS shall indemnify and hold harmless ESB and any underwriter (as defined in the Securities Act) for ESB and each person who controls ESB or such underwriter within the meaning of the Securities Act, from and against any and all loss, damage, liability, cost and expense to which ESB or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by or arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any preliminary or final offering prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that SHS will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or omission so made in conformity with information furnished by ESB, such underwriter or such controlling persons in writing specifically for use in the preparation thereof.

     (b) ESB will indemnify and hold harmless SHS, any underwriter for SHS and each person who controls SHS or such underwriter within the meaning of the Securities Act, from and against any and all loss, damage, liability, cost and expense to which SHS or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by or arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any preliminary or final offering prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission was so made in conformity with information furnished by ESB in writing specifically for use in the preparation thereof.

     (c) Promptly after receipt by an indemnified party pursuant to the provisions of Section 8(a) or (b) of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party pursuant to the provisions of Section 8(a) or (b), promptly notify the indemnifying party of the commencement thereof; except to the extent of any actual prejudice to the indemnifying party, the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of Section 8(a) or (b) for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

     (d) If recovery is not available under the foregoing indemnification provisions, for any reason other than as expressly specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses, except to the extent that contribution is not permitted under Section 11(f) of the Securities Act. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties' relative fault, knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and/or prevent any statement or omission, and any other equitable considerations appropriate under the circumstances.

     9. Quotation. If the Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on the Nasdaq Stock Market or any securities exchange, SHS, upon the request of ESB after the occurrence of a Purchase Event, will promptly file an application, if required, to authorize for quotation or trading or listing the Shares of Common Stock (or other securities to be acquired upon exercise of the Option pursuant to the terms of Section 6 hereof) on the Nasdaq Stock Market or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

     10. Further Assurances. SHS agrees to execute and deliver such documents and instruments and take such further actions as may be necessary or appropriate or as ESB may reasonably request in order to ensure that ESB receives the full benefits of this Agreement (including, without limitation, the prompt filing of any required notice or application for approval with any applicable federal or state regulatory agency and the expeditious processing of the same). Prior to the Termination Date, SHS will refrain from taking any action which would have the effect of preventing or interfering with the delivery by SHS of the Shares (or other securities deliverable pursuant to Section 6 hereof) to ESB upon any exercise of the Option or from otherwise performing its obligations under this Agreement.

     11. Remedies. The parties agree that ESB would be irreparably damaged if for any reason SHS failed to issue any of the Shares (or other securities deliverable pursuant to Section 6 hereof) upon exercise of the Option or to perform any of its other obligations under this Agreement, and that ESB would not have an adequate remedy at law in such event. Accordingly, ESB shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by SHS. This provision is without prejudice to any other rights that ESB may have against SHS for any failure to perform its obligations under this Agreement.

     12.    Miscellaneous.

     (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by overnight express or mailed by prepaid registered or certified mail (return receipt requested) or by cable, telegram, telecopy or telex addressed as follows:

            (i)    If to ESB, to:

                   ESB Financial Corporation
                   600 Lawrence Avenue
                   Ellwood City, Pennsylvania  16117
                   ATTN:  Charlotte A. Zuschlag

                   Copy to:

                   Elias, Matz, Tiernan and Herrick L.L.P.
                   734 15th Street, N.W.
                   Washington, D.C.  20005
                   ATTN:  Raymond A. Tiernan, Esq.


            (ii)   If to SHS, to:

                   SHS Bancorp, Inc.
                   One North Shore Center, Suite 120
                   Pittsburgh, Pennsylvania  15212
                   ATTN:  Thomas F. Angotti

                   Copy  to:

                   Breyer & Associates PC
                   1100 New York Avenue, N.W.
                   Suite 700
                   Washington, D.C.  20005
                   ATTN: John F. Breyer, Jr., Esq.

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

     (c) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     If for any reason any court or regulatory agency determines that the Option will not permit the holder to acquire the full number of Shares, it is the express intention of SHS to allow the holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

     (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to the principles of conflicts of laws thereof.

     (e) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     (f) Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

     (g) Assignment. ESB may assign this Agreement to any wholly owned subsidiary of ESB. ESB may not, without the prior written consent of SHS, assign this Agreement to any other person in whole or in part, provided that upon the occurrence of and following a Purchase Event, ESB may sell, transfer, assign or otherwise dispose of its rights and obligations hereunder in whole or in part without such consent. In the case of any permitted sale, transfer, assignment or disposition in part of this Option, SHS shall do all things necessary to facilitate the same and the person to whom this Option is sold, transferred assigned or disposed of shall agree in writing to the terms and conditions hereof. This Agreement shall not be assignable by SHS except by operation of law. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     (h) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person (other than an assignee or transferee of ESB pursuant to Section 12(g) hereof) any rights or remedies of any nature whatsoever under or by any reason of this Agreement.

     13. Entire Agreement. This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties, both written and oral, with respect to its subject matter.

     IN WITNESS WHEREOF, ESB and SHS have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                           ESB FINANCIAL CORPORATION


Attest:

/s/ Frank D. Martz                     By: /s/ Charlotte A. Zuschlag
-----------------------------------        -------------------------------------
Frank D. Martz                             Charlotte A. Zuschlag
Senior Vice President of Operations        President and Chief Executive Officer
 and Secretary


                                           SHS BANCORP, INC.

Attest:

/s/ Joanne C. Wienand                  By: /s/ Thomas F. Angotti
-----------------------------------        -------------------------------------
Joanne C. Wienand                          Thomas F. Angotti
Secretary                                  President and Chief Executive Officer

                                                                      APPENDIX C



                                       _________, 1999


Board of Directors
SHS Bancorp, Inc.
One North Shore Center
Suite 120
Pittsburgh, Pennsylvania  15212

Gentlemen:

     SHS Bancorp, Inc. ("SHS") and ESB Financial Corporation ("ESB") have entered into an Agreement and Plan of Reorganization ("Agreement"), dated as of July 21, 1999, pursuant to which SHS will be merged with and into ESB (the "Merger"). As set forth in the Agreement and subject to certain election rights and limitations thereupon contained in the Agreement, at the effective time of the Merger each of the outstanding shares of common stock, par value $0.01 per share, of SHS ("SHS Common Stock") will be converted into 1.3 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of ESB ("ESB Common Stock") or a cash amount equal to $17.80 per share (the "Merger Consideration"). Under the Agreement, the aggregate cash consideration paid by ESB will amount to the product of the total shares of SHS Common Stock outstanding times 0.40 times $17.80. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid by ESB to the shareholders of SHS.

     Feldman Financial Advisors, Inc. ("Feldman Financial") specializes in providing financial advisory and consulting services to savings institutions and commercial banks. As part of our business, we are regularly engaged in the independent valuation of businesses and securities in connection with merger and acquisition transactions, initial public offerings, private placements, and recapitalizations. Feldman Financial is familiar with SHS, having acted as financial advisor to SHS in connection with, and having participated in the negotiations leading to, the Agreement and will receive a fee from SHS for our services.

     During the course of our engagement, we reviewed and analyzed material bearing upon the financial and operating conditions of SHS and ESB and material prepared in connection with the proposed transaction, including the following: the Agreement; the Stock Option Agreement; certain historical financial information concerning SHS and ESB; the terms of recent merger and acquisition transactions involving savings institutions that we considered relevant; historical market prices and trading activity for SHS Common Stock and ESB Common Stock; and financial and other information provided to us by the management of SHS and ESB.

     In addition, we have conducted meetings with members of the senior management of SHS and ESB for the purposes of reviewing the future prospects of SHS and ESB. We also conducted such other studies, analyses, and examinations as we deemed appropriate. We also took into account our assessment of general market and financial conditions and our experience in other transactions,

Board of Directors
SHS Bancorp, Inc.
___________ __, 1999
Page Two

as well as our knowledge of the thrift and banking industries and our general experience in securities valuations.

     In rendering this opinion, we have, with your consent, assumed and relied, without independent verification, upon the accuracy and completeness of the financial and other information and the representations contained in the materials provided to us by SHS and ESB and in the discussions with SHS and ESB management. We did not independently verify and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of SHS and ESB at December 31, 1998 were adequate to cover such losses and complied fully with applicable law, regulatory policy, and sound banking practices as of the date of such financial statements. We were not retained and did not conduct a physical inspection of any of the properties or facilities of SHS or ESB, nor did we make any independent evaluation or appraisal of the assets, liabilities, or prospects of SHS or ESB, nor were we furnished with any such evaluation or appraisal, and we were not retained to and did not review any individual credit files.

     We have also assumed that there has been no material change in SHS's or ESB's assets, financial condition, results of operations, business, or prospects since the date of the last financial statements made available to us by SHS and ESB, respectively. Counsel to SHS has undertaken responsibility for all legal matters with respect to SHS, the Board of Directors of SHS, the Agreement, and the Merger. Our opinion is necessarily based upon economic, market, monetary, and other conditions as they exist and can be evaluated as of the date hereof and the information made available to us through the date hereof.

     We are not expressing any opinion herein as to the price at which shares of ESB Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any shareholder of SHS as to how such shareholder should vote with respect to the Agreement at any meeting of shareholders of SHS.

     This letter is solely for the information of the Board of Directors of SHS and is not to be used, circulated, quoted, or otherwise referred to for any other purpose without our prior written consent, except as set forth in our engagement letter with SHS. We hereby consent to the inclusion and reference to this letter in any registration statement or proxy statement to be delivered to shareholders of SHS in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

     Based upon and subject to the foregoing, and based upon such other matters as we considered relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by ESB pursuant to the terms of the Agreement is fair, from a financial point of view, to the shareholders of SHS.

                                          Sincerely,



                                          Feldman Financial Advisors, Inc.

                                                                      APPENDIX D


           Pennsylvania Business Corporation Law of 1988, as Amended,
                     Provisions For Dissenting Shareholders


Subchapter D.--Dissenters Rights.

(S) 1571. Application and effect of subchapter.

     (a) General rule.--Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

       Section 1906(c) (relating to dissenters rights upon special treatment).

       Section 1930 (relating to dissenters rights).

       Section 1931(d) (relating to dissenters rights in share exchanges).

       Section 1932(c) (relating to dissenters rights in asset transfers).

       Section 1952(d) (relating to dissenters rights in division).

       Section 1962(c) (relating to dissenters rights in conversion).

       Section 2104(b) (relating to procedure).

       Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

       Section 2325(b) (relating to minimum vote requirement).

       Section 2704(c) (relating to dissenters rights upon election).

       Section 2705(d) (relating to dissenters rights upon renewal of election).

       Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

       Section 7104(b)(3) (relating to procedure).

       (b) Exceptions.--(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

          (i)  listed on a national securities exchange; or

          (ii) held of record by more than 2,000 shareholders;

shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

       (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

          (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

          (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

          (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

       (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

     (c) Grant of optional dissenters rights.--The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholder to dissenters rights.

     (d) Notice of dissenters rights.--Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

       (1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

       (2)  a copy of this subchapter.

     (e) Other statutes.--The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

     (f) Certain provisions of articles ineffective.--This subchapter may not be relaxed by any provision of the articles.

     (g) Cross references.--See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

(S) 1572. Definitions.

     The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

     "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division..

     "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

     "Fair value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

     "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors including the average rate currently paid by the corporation on its principal bank loans.

(S) 1573. Record and beneficial holders and owners.

     (a) Record holders of shares.--A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (b) Beneficial owners of shares.--A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

(S) 1574.  Notice of intention to dissent.

     If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

(S) 1575.  Notice to demand payment.

     (a) General rule.--If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

       (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

       (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

       (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

       (4) Be accompanied by a copy of this subchapter.

     (b) Time for receipt of demand for payment.--The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

(S) 1576.  Failure to comply with notice to demand payment, etc.

     (a) Effect of failure of shareholder to act.--A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

     (b) Restriction on uncertificated shares.--If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

     (c) Rights retained by shareholder.--The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

(S) 1577. Release of restrictions or payment for shares.

     (a) Failure to effectuate corporate action.--Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

     (b) Renewal of notice to demand payment.--When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

     (c) Payment of fair value of shares.--Promptly after effectuation of the proposed corporation action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

       (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

       (2) A statement of the corporation's estimate of the fair value of the shares.

       (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

     (d) Failure to make payment.--If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenters had after making demand for payment of their fair value.

(S) 1578. Estimate by dissenter of fair value of shares.

     (a) General rule.--If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

     (b) Effect of failure to file estimate.--Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

(S) 1579. Valuation proceedings generally.

     (a) General rule.--Within 60 days after the latest of:

       (1) Effectuation of the proposed corporate action;

       (2) Timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

       (3) Timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

If any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

     (b) Mandatory joinder of dissenters.--All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

     (c) Jurisdiction of the court.--The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

     (d) Measure of recovery.--Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

     (e) Effect of corporation's failure to file application.--If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

(S) 1580.  Costs and expenses of valuation proceedings.

     (a) General rule.-- The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

     (b) Assessment of counsel fees and expert fees where lack of good faith appears.--Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

     (c) Award of fees for benefits to other dissenters.--If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

(S) 1930. Dissenters rights.

     (a) General rule.--If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

     (b) Plans adopted by directors only.--Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) (relating to adoption by board of directors).

     (c) Cross references.--See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

     In accordance with the Pennsylvania General Corporation Law, Article 9 of the Registrant's articles of incorporation and Article VIII of the Registrant's bylaws provide as follows:

Article 9 of Articles of Incorporation

     A. Personal Liability of Directors. A director of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director except to the extent that by law a director's liability for monetary damages may not be limited.

     B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action , suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer employee or agent of another corporation, partnership, joint venture, trust of other enterprise, against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Pennsylvania law.

     C. Advancement of Expenses. Reasonable expenses incurred by a director, officer or employee or agent of the Corporation in defending a civil or criminal action, suit or proceeding described in Article 9.B may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that person is not entitled to be indemnified by the Corporation.

     D. Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article 9 shall not be deemed exclusive or any other rights to which those seeking indemnification of advancement of expenses may be entitled under any insurance or other agreement, vote of stockholders or directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

     E. Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 9.

     F. Security Fund; Indemnity Agreements. By such action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or fund of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article 9.

     G. Modification. The duties of the Corporation to indemnify and to advance expenses to any person as provided in this Article 9 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 9, and no amendment or termination of any trust or other fund created pursuant to Article 9.F hereof, shall alter to the detriment of such person the right of such person to the advancement of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

     H. Proceeding. Initiated by Indemnified Persons. Notwithstanding any other provision of this Article 9, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated by (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors then in office.

Article VIII of Bylaws

     A director of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director to the extent set forth in the Corporation's Articles of Incorporation, which provisions are incorporated herein with the same effect as if they were set forth herein.

Item 21.  Exhibits and Financial Statements Schedules

     The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

     (a) List of Exhibits (filed herewith unless otherwise noted)

 2.1 Agreement and Plan of Reorganization, dated as of July 21, 1999, between ESB Financial Corporation and SHS Bancorp, Inc. is included as Appendix A to the Proxy Statement/Prospectus which is part of this Registration Statement
 2.2 Stock Option Agreement, dated as of July 21, 1999, between ESB Financial Corporation and SHS Bancorp, Inc. is included as Appendix B to the Proxy Statement/Prospectus which is part of this Registration Statement
 2.3 Stockholders Agreement, dated July 21, 1999, by and among ESB Financial Corporation and the directors and certain executive officers of SHS Bancorp, Inc. (1)
 3.1 Amended and Restated Articles of Incorporation of ESB Financial Corporation(2)
 3.2 Bylaws of ESB Financial Corporation(2)
 4.1 Specimen Stock Certificate of ESB Financial Corporation(3)
 5.1 Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: legality
 8.1 Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: federal tax matters *
10.1 Stock Option Plan (3) (6)
10.2 Employee Stock Ownership Plan (3) (6)
10.3 Management Development and Recognition Plan and Trust Agreement (3) (6)
10.4 Employment Agreement with Charlotte A. Zuschlag (3) (6)
10.5 1992 Stock Incentive Plan (4) (6)
10.6 1997 Stock Option Plan (5) (6)

10.7 Change of Control Agreement among ESB Financial Corporation, ESB Bank, F.S.B. and Charles P. Evanoski (Representative of similar agreements entered into with Frank D. Martz, Todd F. Palkovich and Robert C. Hilliard)(5) (6)
23.1 Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibits
     5.1 and 8.1, respectively)
23.2 Consent of KPMG LLP (independent auditors for ESB Financial Corporation)
23.3 Consent of S.R. Snodgrass A.C. (independent auditors for SHS Bancorp,
     Inc.)
23.4 Consent of Feldman Financial Advisors, Inc.
24.1 Power of Attorney (included in Signature Page of this Registration
     Statement)
99.1 Form of proxy for the SHS special meeting
99.2 Other SHS solicitation matters
___________
*   To be filed by amendment.

(1) Incorporated by reference from the Current Report on Form 8-K filed by ESB Financial Corporation with the SEC on July 23, 1999.

(2) Incorporated by reference from the Current Report on Form 8-K filed by ESB Financial Corporation with the SEC on March 27, 1991.

(3) Incorporated by reference from the Registration Statement on Form S-4 (Registration No. 33-39219) filed by ESB Financial Corporation with the SEC on March 1, 1991.

(4) Incorporated by reference from the Annual Report on From 10-K filed by ESB Financial Corporation with the SEC on March, 29, 1993.

(5) Incorporated by reference from the Annual Report on From 10-K filed by ESB Financial Corporation with the SEC on March 30, 1998.

(6) Management contract or compensatory plan or arrangement.

     (b)  Financial Statement Schedules

          All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

     (c)  Reports, Opinions, or Appraisals of Outside Parties

          The opinion of Feldman Financial Advisors, Inc. is included as Appendix C to the Proxy Statement/Prospectus.


Item 22.  Undertakings.

    The undersigned Registrant hereby undertakes:

       (A) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424
                  (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
                   ---- ----

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

       (B) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13
    (a) or 15 (d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (C) To respond to requests for information that is incorporated by reference into the Joint Proxy statement/prospectus pursuant to Item 4, 10
    (b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

       (D) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

       (E) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

       (F) That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
                                           ---- ----

       (G) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Form S-4 Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the Commonwealth of Pennsylvania on October 13, 1999.

                         ESB FINANCIAL CORPORATION


                         By: /s/ Charlotte A. Zuschlag
                             ----------------------------------------------
                             Charlotte A. Zuschlag
                             President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby makes, constitutes and appoints Charlotte A. Zuschlag his true and lawful attorney, with full power to sign for each person and in such person's name and capacity indicated below, and with full power of substitution, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.

             Name                                Title                         Date
------------------------------  --------------------------------------   ----------------


/s/Charlotte A. Zuschlag        President, Chief Executive Officer and   October 13, 1999
------------------------------  Director (principal executive officer)
Charlotte A. Zuschlag


/s/Charles P. Evanoski          Senior Vice President and Chief          October 13, 1999
------------------------------  Financial Officer (principal financial
Charles P. Evanoski             and accounting officer)



/s/William B. Salsgiver         Chairman of the Board                    October 13, 1999
------------------------------
William B. Salsgiver


/s/Herbert S. Skuba             Vice Chairman of the Board               October 13, 1999
------------------------------
Herbert S. Skuba


/s/George William Blank, Jr.    Director                                 October 13, 1999
------------------------------
George William Blank, Jr.


/s/Charles Delman               Director                                 October 13, 1999
------------------------------
Charles Delman


             Name                                Title                         Date
------------------------------  --------------------------------------   ----------------


/s/Lloyd L. Kildoo              Director                                 October 13, 1999
------------------------------
Lloyd L. Kildoo


/s/Edmund C. Smith              Director                                 October 13, 1999
------------------------------
Edmund C. Smith


/s/Edwin A. Thaner              Director                                 October 13, 1999
------------------------------
Edwin A. Thaner
